SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

31 March 2006

CORUS GROUP plc
(Translation of Registrant’s Name into English)

30 Millbank
London SW1P 4WY England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

(Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

(Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: 31 March 2006	By	Allison Scandrett

Name: Allison Scandrett
Deputy Company Secretary

Report & Accounts and Form 20-F 2005

Operational and financial highlights

	2005		2004
Year ended 31 December 2005	£m		£m

Turnover	10,140		9,332

Group operating profit	680		662

Operating profit before restructuring and impairment costs and profit on disposals	720		631

Profit before taxation	580		567

Profit after taxation	451		441

Earnings per share	10.17	p	10.07	p

Net debt at end of period	(821)		(842)

Highlights

•	Group operating profit of £680m

•	Operating profit before restructuring and impairment costs and profit on disposals of £720m, a 14% improvement over 2004

•	Restoring Success programme has underpinned the financial results

•	Profit after taxation of £451m

•	Earnings per share of 10.17p

•	Net debt reduced to £821m, gearing ratio of 25%

Contents

2	Chairman’s statement
5	Chief Executive’s statement
8	Presentation of information
10	Review of the period
	10	The business, its objectives and strategy
	14	Performance in the period
	14	Summary
	22	Strip Products Division
	26	Long Products Division
	30	Distribution & Building Systems Division
	32	Aluminium Division
	37	Central and other
	38	Property, plants and equipment
	39	People
	40	Environment and the community
	42	Technology
	44	Business risk management
	45	Acquisitions and disposals
	46	Accounting policies
49	Financial review
54	Directors’ report
64	The Board
66	The Executive committee
68	Report on remuneration
80	Risk factors
88	Statement of directors’ responsibilities in relation to the consolidated financial statements

89	Independent auditors’ report to the members of Corus Group plc (Group)
91	Report of independent registered public accounting firm
92	Consolidated income statement
93	Consolidated balance sheet
94	Consolidated statement of recognised income and expense
95	Consolidated cash flow statement
96	Presentation of accounts and accounting policies
104	Notes to the consolidated accounts
148	Supplementary information for North American investors
157	Financial summary
160	Some important data in euros
161	Ancillary information
169	Information for shareholders
173	Glossary
175	Definitions
177	Cross reference to Form 20-F
178	Statement of directors’ responsibilities in relation to the parent company’s financial statements
179	Independent auditors’ report to the members of Corus Group plc (Company)
181	Parent company balance sheet
182	Presentation of parent company accounts and accounting policies
184	Notes to the parent company accounts

Corus Report & Accounts and Form 20-F 2005  1

Chairman’s statement

Continued progress
Our ‘Restoring Success’ plan, which was launched over two years ago, to turn Corus around and realise its true potential, has played an increasingly important role in underpinning the financial performance of the Group. In 2005, the improvement in the result seen last year has continued, with underlying operating profit, excluding restructuring and impairment charges and gains on disposals increasing by 14% to £720m (2004: £631m) and reported earnings per share to 10.17p (2004: 10.07p). These improvements have been achieved against a background of increasingly challenging market conditions as the year developed and reflect the Company’s continued transformation into a business that can deliver sustainable earnings over the longer-term.

In addition, our financial position has further strengthened, reflected in a reduction in net debt to £821m at the year-end, which translated into gearing of 25%. The strong cash generation has been achieved at a time when we continue to invest heavily for the future of our business with capital expenditure of £423m in the year.

Over the past two years, a key element of Restoring Success has been the transformation of the Company’s balance sheet. This transformation has continued in February 2006 with the repayment of the 11.5% 2016 Debenture, financed from existing cash balances. This repayment will significantly reduce our ongoing interest costs and has further strengthened the financial platform from which we can grow the business.

This continued progress could not have been achieved without the commitment and support of the whole management team led by Philippe Varin and valuable contribution made by all the Corus employees. On behalf of the Board, I thank everyone for their support and hard work.

Dividend
In my 2004 statement, I indicated that the Board intended to recommence dividend payments for 2005 and an interim dividend was announced with the Interim results. In view of the continued progress your Company has made, the directors are pleased to announce that we will be recommending at our Annual General Meeting, a final dividend of 1p per share giving a total for the year of 1.5p per share.

The Board, management and employees
In November 2005, we were delighted to welcome Noël Harwerth to the Board and as a member of two Board committees, Audit and Health, Safety and Environment. Noël’s extensive background in international finance will further strengthen the Board’s knowledge and experience. Corus also appointed Nelson Cunha as Group Director, Technology and Services to the Executive committee in July 2005. Nelson has 30 years experience with Companhia Siderurgica Nacional (CSN), a leading steel company in Brazil and he will further strengthen the Company’s executive management team.

As I reported last year, half of the senior executive bonuses are paid in the form of Company shares. These shares are held in trust for three years to ensure that the longer-term interests of management are aligned with the creation of value for shareholders. In addition, minimum shareholding targets for our senior executives were implemented during 2005 and as set out on page 76, good progress has been made in achieving these targets that are broadly equivalent to one and a half times the Chief Executive’s salary and one times salary for other executives.

In October 2005, the Company also re-launched the all employee sharesave scheme that received a very positive response. This enabled employees to further participate in the Group’s development and is yet another example of how we intend to ensure that the entire Corus team pulls together in the same direction in the interest of all stakeholders.

Corporate social responsibility
Corus takes its corporate responsibilities seriously, in relation to both the communities within which it operates and the impact of its business on the environment. All members of the Executive committee personally conducted safety inspection tours, with 150 of these being completed in 2005. This emphasises the leadership, high-level profile

2  Corus Report & Accounts and Form 20-F 2005

Chairman’s statement

and widespread recognition of the importance of health and safety across the Company.

In June 2005, we published our first corporate responsibility report. Corus has delivered significantly higher safety and environmental performance during the year and remains committed to ensuring that this trend continues. Our report also featured our contributions towards sustainability in the sectors and communities in which we work. This year, we are further focusing on our social impact and our ethical conduct. In support of this, we are implementing a revised code of ethics and compliance programme. Our next corporate responsibility report will be published in May 2006.

Regulatory changes
During 2005, there have been a considerable number of important changes to the way companies report and the wider regulatory framework under which they work and conduct their business.

As with all listed UK and European companies, Corus was required to prepare its accounts under International Financial Reporting Standards (IFRS) from January 2005. The move to common accounting standards is an important step in harmonising and creating a common reporting platform across geographical boundaries. However, the increased volatility that IFRS introduces to financial reporting and the complexity of these standards can constrain our efforts to simplify and enhance our financial reporting for the benefit of shareholders, particularly for the small, private shareholder.

January 2005 also saw the launch of the European Union Emissions Trading Scheme (EUETS) to control carbon dioxide emissions from various production processes, including steelmaking. Corus continues to improve its environmental performance and expects to fully comply with its government allocated targets during the first phase of this reporting, until the end of 2007. We remain committed to ever higher standards of environmental performance but as phase 2 of this scheme is developed, we would again ask that legislators pay due regard to the competitive position of manufacturing industries in Europe, particularly in a global international context.

Corus commenced quarterly reporting on 30 November 2005 when we published our third quarter results. This move to additional reporting was made in the interest of our shareholders, to provide a more regular update on the performance of the Company. As a US registered company, we are also required to make an annual filing, known as the 20-F, that used to be published separately. This year for the first time we have merged this filing with our Annual Report to communicate with all our shareholders at the same time and within one report.

In 2006, our regulatory requirements will continue to increase when, as a result of our US listing, Corus will be required to certify that it fully complies with Section 404 of the Sarbanes-Oxley Act, which deals with internal control over financial reporting. The Company continues to dedicate significant management resources to ensure that it fulfils its obligations in this respect, but it will be faced with considerable additional costs associated with this and its other regulatory and reporting obligations.

Share dealing service and consolidation
As a direct result of investor feedback, particularly from our smaller shareholders, Corus launched a free share dealing service during the second half of 2005, for those shareholders who hold less than 5,000 shares. This scheme was very successful and will be repeated during the current year.

In addition, we will seek approval at the Annual General Meeting (AGM) to consolidate Corus’ existing share capital through the issue of one new share for a set number of existing shares of 10p each. In summary, the consolidation has the potential to reduce volatility in our share price in addition to improving market efficiency in trading of Corus shares by narrowing the relative spread between bid and offer prices. The full details of this resolution are included in the AGM Notice of Meeting, distributed to all shareholders.

Corus Report & Accounts and Form 20-F 2005  3

Chairman’s statement

Looking ahead
2006 is an important milestone for Corus in a number of ways. On 16 March 2006 we announced that we had signed a letter of intent with Aleris International Inc. to acquire our Aluminium rolled products and extrusions businesses for approximately £570m. We believe that this proposed sale secures a positive future for the business, its employees and customers. The necessary consultation process is now underway.

2006 also marks the completion of our Restoring Success plan that has already delivered significant benefits. Last year I talked about the development of The Corus Way, which will take the programme of Continuous Improvement beyond Restoring Success to create a new philosophy and higher standards of performance within the Company. This is at the heart of The Corus Way and I look forward to reporting to you on our progress during 2006 and beyond as we continue with our efforts to deliver further value for our shareholders.

Jim Leng

Chairman

4  Corus Report & Accounts and Form 20-F 2005

Chief Executive’s statement

2005: performance overview
In 2005 Corus’ overall financial performance showed further improvement. The underlying operating profit, before restructuring and impairment costs and profits on the disposal of assets, increased by 14% to £720m (2004: £631m). As the year progressed and market conditions deteriorated for the carbon steel businesses, self-help measures as part of our Restoring Success programme played an increasingly important role in delivering this improvement.

At the start of the year, steel demand slowed as a result of high inventories through the supply chain and weak demand in the automotive and construction sectors. Combined with higher imports into the European Union, this led to downward pressure on selling prices through the first half of 2005. This pressure increased in the third quarter at the same time as the business experienced significantly higher raw material and energy costs.

To align production with demand, Corus reduced steel production by 7% in the third quarter, compared to 2004. A number of other European steel producers also cut production. This action, in conjunction with lower imports, gradually restored the balance between supply and demand. Inventory levels returned to normal and demand improved towards the end of the year.

Restoring Success
Our Restoring Success programme, launched in June 2003, is designed to deliver a £680m improvement in earnings before interest, tax and amortisation by the end of 2006. During 2005 we have continued to make good progress and have achieved approximately 80% of our overall target.

As well as savings through cost reduction and improved operational efficiency, action plans are also focused on improving our safety record and achieving best in class customer service.

Safety
During 2005, we have seen a further 24% reduction in the frequency of lost time injuries, a good lead indicator of performance. Regrettably, the year also brought two fatal accidents to Corus employees. Our health and safety performance will again be a major priority during the current year.

Service
As part of our Restoring Success programme, we set out to improve the percentage of our deliveries made on time, from 74% in 2003, to 90% by the end of 2006. We have made significant and sustainable progress in this area, with 85% of our deliveries having met this target during 2005.

Savings
By the end of December 2005 we had achieved nearly 80% (£555m) of the £680m per annum savings that we have committed to deliver by the end of 2006.

The £210m per annum savings from existing initiatives that were already underway when I joined the Company were secured half way through 2005, six months ahead of our original plans.

The UK restructuring capital expenditure programme, to improve the efficiency of our UK steelmaking assets was also completed during the first half of 2005, in line with our original budget and delivered on time. The commissioning of the new assets is now underway. At Port Talbot we have made good progress and the site is on track to achieve planned output levels by the end of 2006. At Engineering Steels, however, the complexity of the commissioning of the new assets at Rotherham, combined with strong demand for high value products, has meant that certain products will continue to be rolled at Stocksbridge. The projected total benefits have been revised accordingly and are now set to deliver £90m by the end of 2006. Annualised savings were restricted to £19m at the end of 2005, reflecting high commissioning costs at Engineering Steels.

As a result of the UK restructuring programme the steelmaking capacity of our Teesside operations becomes surplus to the Group’s internal requirements during 2006. At the start of 2005, a 10-year supply agreement was signed with a

Corus Report & Accounts and Form 20-F 2005  5

Chief Executive’s statement

consortium of companies to refocus Teesside as an external slab exporter. This agreement has operated successfully through the year and the initial phase of the US$100m capital investment programme at Teesside also began during the period.

Finally, we continue to make excellent progress in achieving the additional savings that we entitled ‘New Initiatives’ and our target has been raised by £30m to £380m per annum by the end of 2006. The Group’s manufacturing performance has continued to improve, delivered through the sharing and implementation of best practice around the Group. Our purchasing initiatives are also delivering benefits, through the development of valuation creation plans with key suppliers and a reduction in the number of suppliers.

During 2005, significant capital expenditure of £423m was undertaken to support these initiatives.

Financing
Our improved financial performance has further strengthened the balance sheet. At the end of December, gearing stood at 25% and we have established a solid financial platform from which we can grow the business. The Company received two upgrades from the rating agencies during 2005 as a result of our improved financial position and we remain committed to regaining investment grade status.

The Corus Way
As a result of the Restoring Success programme, Corus today is a stronger and more robust business that has shown in the second half of 2005 its capability to withstand a cyclical downturn in the industry. When we started this programme in 2003, our aim was to close the competitive gap with our European peers. We have made good progress on achieving our savings targets of £680m and while our operational performance has improved, structural differences still remain, such as our lower exposure to annual contracts and differentiated products, our exclusive exposure to higher UK energy prices and a sub-optimal business portfolio. These structural differences require strategic answers that will be achieved through The Corus Way, to deliver value in steel.

Best supplier to best customers
Firstly, for our existing asset base in Western Europe, we will continue to prioritise and improve our mix of customers, being the ‘Best supplier to best customers’, in the construction, packaging, automotive and engineering markets. We will look to build on Corus’ existing strengths of reliability and innovation to differentiate us from the competition.

During 2005, we announced two major strategic investments in support of this goal. At Scunthorpe in the UK, a £130m investment is underway to improve the Group’s competitive position in structural sections for the construction market, rail, and wire rod for the automotive markets.

In November, we announced a £153m investment at IJmuiden, in the Netherlands. This four year investment, in a new galvanising line and cold mill at our lowest cost site, is designed to reinforce our existing market position in the automotive and construction markets, including the development of new advanced high strength steels.

Both investments will enrich the sales mix by focusing on more value added products and will also significantly improve operational efficiency. By the end of 2008, Corus will target at least 60% of its deliveries to be value added, differentiated products. This represents an increase of one-third compared to 2003 when Restoring Success was first launched.

World class processes
Our goal of ‘World class processes’ will look to further improve the operational efficiency of our asset base. A Group-wide Continuous Improvement Programme, based on the principles of ‘lean thinking’, has now been launched in support of The Corus Way and 250 coaches have now been trained. It is only by developing our people, harnessing their talents and becoming an ‘employer of choice’, that we will be able to attract and retain the best people, ‘passionate people’, to successfully deliver our business goals.

6  Corus Report & Accounts and Form 20-F 2005

Chief Executive’s statement

Selective growth
Beyond organic developments the Group will look outside of Western Europe to secure access to steelmaking in lower cost regions, in order to support the cost competitiveness of its European assets going forward and pursue exposure to higher growth markets. We continue to evaluate opportunities that offer low production costs, access to raw materials and high demand growth, either on a stand-alone basis or through partnership, to ensure that we can successfully build on the momentum that has been created by Restoring Success and deliver further value for our shareholders.

The disposal of non-core assets in support of this strategy will continue. The Group will reshape its portfolio of businesses to increase the focus on those areas of our business where we can develop a strong position.

On 16 March 2006, we announced that we had signed a letter of intent with Aleris International Inc. for the proposed sale of the Aluminium rolled products and extrusion businesses for €827m (£570m). This is an important step in our strategy to focus on carbon steels and we have commenced the process of internal consultation, advice and approval. The transaction secures a strong, sustainable future for the Aluminium business outside the Group and offers good value for Corus.

Outlook
Looking ahead, the outlook for 2006 is positive, as global growth remains strong. Both European and North American inventory levels returned to normal at the end of 2005 and remain at or below trend levels. The recovery in demand that began towards the end of 2005 has continued and selling prices that remained broadly flat in the first quarter of 2006 are expected to increase in the second quarter. We will continue to look to recover raw material cost increases; particularly energy costs that have increased significantly in the UK market when compared to those in mainland Europe.

Our Restoring Success programme remains to be completed by the end of 2006. The Group will look at opportunities to build on the positive momentum created by this programme as part of The Corus Way.

Philippe Varin
Chief Executive

Corus Report & Accounts and Form 20-F 2005  7

Presentation of information

Combined Report & Accounts and Form 20-F
Corus Group plc is a public limited company listed on the London, New York and Amsterdam Stock Exchanges and registered in England & Wales. For the year ended 31 December 2005 Corus has decided, for the first time, to combine its Report & Accounts and Form 20-F. This Report & Accounts complies with UK regulations and incorporates the annual report on Form 20-F (except for the US Report of Independent Accountants, which is included in the Group’s Form 20-F filing with the US Securities and Exchange Commission) to meet US regulations. The parent company financial statements do not form part of the US filing.

Adoption of International Financial Reporting Standards (IFRS)
With effect from 2 January 2005 Corus is also preparing for the first time its consolidated financial statements in accordance with IFRS as adopted by the European Union (EU). For this purpose, IFRS represents all International Accounting Standards and International Financial Reporting Standards, as well as interpretations published by the International Financial Reporting Interpretation Committee and its predecessor body, that were issued prior to 31 December 2005 and endorsed by the EU prior to authorisation of these financial statements.

Corus has chosen a transition date to IFRS of 4 January 2004 (the start of its 2004 financial year), providing it with one full year of comparative IFRS data. Corus has, therefore, taken advantage of the exemption allowed by the US Securities and Exchange Commission in presenting only one year of comparative data in this combined Report & Accounts and Form 20-F.

Corus Group financial statements were previously prepared under UK Generally Accepted Accounting Practice (UK GAAP), which differs in a number of areas from IFRS. Therefore, it has been necessary to amend certain presentation, accounting, valuation and consolidation methods previously applied under UK GAAP, in order to comply with IFRS for these financial statements. IFRS 1 ‘First Time Adoption of International Financial Reporting Standards’ permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS in the transition period. The key exemptions taken by Corus are detailed under ‘Presentation of accounts and accounting policies’, XXV ‘IFRS transition exemptions and choices’ on page 103. Details of significant changes arising from the transition from UK GAAP to IFRS are explained in Note 42 on pages 146 and 147. In addition, Corus has previously published a separate, detailed description of the move to IFRS and the nature of the reconciling items from UK GAAP at the date of transition (being 4 January 2004) and this is available on the Group’s website www.corusgroup.com

All comparative figures in respect of 2004 have been restated to reflect these changes, except for the adoption of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’, which only applied from 2 January 2005 as described on pages 99 and 100 under ‘Presentation of accounts and accounting policies’, XV ‘Financial instruments’.

Functional currency
The consolidated financial statements of Corus are presented in pounds sterling. References to ‘US$’, ‘US dollars’ or ‘$’ are to United States dollars, references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency and references to ‘Euro’, ‘euro’, ‘EUR’ or ‘€’ are to the single currency of the member states of the EU that have adopted such currency in accordance with legislation relating to European Economic and Monetary Union.

Non-GAAP measures
Corus gives certain additional information in a non-statutory format in order to provide readers with an increased insight into the underlying performance of the business, in line with management’s own view. Where such non-GAAP information is given, the comparable statutory figure is also provided.

Operating result before restructuring and impairment costs and profit on disposals is presented because management believes that exclusion of these items from the operating results facilitates understanding of the underlying performance of the business and improves the comparability of results for the periods concerned. It is a key measure used by

8  Corus Report & Accounts and Form 20-F 2005

Presentation of information

management and investors, and has been used in measuring progress with the Group’s Restoring Success programme, which commenced in 2003. Corus’ internal performance is measured and appraised using this measure and further information on a segmental basis can be found in Note 1 to the consolidated financial statements included in this annual report. For a reconciliation between operating result before restructuring and impairment costs and profit on disposals (a non-GAAP measure) and operating result (the comparable statutory figure), see the table on page 14.

Certain forward looking statements
The Report & Accounts, incorporating the Form 20-F, includes ‘forward looking statements’ within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain sections of this annual report including, without limitation, those concerning (i) the Group’s strategies, (ii) the Group’s research and product development, and information technology, (iii) the Group’s investments, (iv) efficiencies, including cost savings, for the Group resulting from business reviews and reorganisations, (v) management’s view of the general development and competition in the economies and markets in which it does, or plans to do, business, (vi) management’s view of the competitiveness of its products and services, and (vii) the Group’s liquidity, capital resources and capital expenditure, contain certain forward looking statements regarding the Group’s operations, economic performance and financial condition. Although Corus believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to be correct.

Forward looking statements involve inherent risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause such differences include changes in economic conditions, changes in the level of capital investment, success of business and operating initiatives and restructuring objectives, changes in the regulatory environment, outcome of litigation, other government actions, natural phenomena such as floods and earthquakes, customer strategies and stability, and fluctuations in interest and exchange rates. Such factors include, but are not limited to, those discussed under ‘Risk factors’ on pages 80 to 87 of this annual report.

Corus does not undertake any obligation to update or revise publicly such forward looking statements. All written, oral and electronic forward looking statements attributable to Corus or persons acting on behalf of Corus are expressly qualified in their entirety by this cautionary statement.

Corus Report & Accounts and Form 20-F 2005  9

Review of the period

The business, its objectives and strategy
Corus estimates that it is the ninth largest steel producer in the world and produced 18.2mt of crude steel in 2005 (equivalent to 18.7mt of liquid steel). Corus also produces primary aluminium but is not a major producer globally. In rolled and extruded aluminium products combined, Corus ranks behind the main producing companies of Alcoa, Novelis, Hydro Aluminium and Alcan. Europe, principally the EU, is the most important market for Corus for both its steel and aluminium products, accounting for 80% of total turnover in 2005. The Group’s steel divisions accounted for 89% of total turnover in the same period.

The Group produces carbon steel by the basic oxygen steelmaking method at three integrated steelworks in the UK at Port Talbot, Scunthorpe and Teesside, and at one in the Netherlands at IJmuiden. Engineering steels are produced in the UK at Rotherham using the electric arc furnace method. As part of the UK restructuring element of the Group’s Restoring Success programme (see below), steelmaking at Stocksbridge ceased in 2005, when the production of engineering steels was concentrated at Rotherham. Carbon steel was also produced by the electric arc method at Tuscaloosa, Alabama in the USA prior to its disposal in July 2004. A number of the Group’s rolling mills and process lines are on the same sites as the steelworks, but most of Corus’ operating sites do not have steelmaking facilities.

Corus produces primary aluminium in two smelters at Delfzijl in the Netherlands and Voerde in Germany. Aluminium rolling mills are located at Koblenz in Germany, Duffel in Belgium and Cap-de-la-Madeleine in Canada (60% owned). Aluminium extrusions operations are at three locations in Germany, one in Belgium and one in China (61% owned).

Corus has sales offices, stockholders, service centres and joint venture or associate arrangements in a number of markets for distribution and further processing of steel products. These are supported by various agency agreements. There is an extensive network in the EU while outside the EU Corus has sales offices in around 30 countries, supported by a worldwide trading network.

In 2005, about 60% of Corus’ crude steel production was rolled into hot rolled coil. Most of the remainder was further processed into sections, plates, engineering steels or wire rod, or sold in semi-finished form. Approximately 35% of hot rolled coil was sold without further processing, approximately 55% was further processed in cold rolling mills and coating lines, and the remainder was transferred to Corus tube mills for the manufacture of welded tubes. Principal end markets for the Group’s steel products are the construction, automotive, packaging, mechanical and electrical engineering, metal goods, and oil and gas industries.

For aluminium, Corus is focused on customer specific products and produces a low volume of standardised commodity products. The production of primary metal covers approximately 40% of the needs of the Group’s rolled and extruded products business. Principal products and markets of the Group’s aluminium rolled products business are aircraft plate, automotive body sheet, speciality sheet, commercial plate for the transport and engineering sectors, and clad sheet and fins for the heat exchanger industry (mainly automotive). The Group’s aluminium extrusions business produces speciality rods and hard alloy extrusions, mainly for the automotive industry, extrusions for the engineering and leisure industries, large extrusions for the railcoach and other transport industries, and industrial extrusions for the construction, transport and engineering industries.

Strategy
Corus has a strategy focused on carbon steel to create long-term value for its shareholders within a sound financial framework through:
•	further developing a strong and sustainable competitive position in its Western European markets and locations; and
•	improving its exposure to lower cost, higher growth regions.

The Group will continue to reshape its portfolio of activities in support of these objectives.

Developing a strong and sustainable position in Western Europe
Two key elements in meeting the Group’s strategic objectives

10  Corus Report & Accounts and Form 20-F 2005

Review of the period

in Western Europe are completion of the Restoring Success programme and implementation of The Corus Way.

The Restoring Success programme was launched in May 2003 and was focused on returning all parts of the Group to acceptable levels of profitability. Financial benefits from this programme were expected to deliver an improvement of £680m per annum by the end of 2006 from a base of June 2003 and are being generated in three broad areas:

•	Existing ongoing initiatives based on cost reduction and efficiency programmes underway before June 2003.
•	UK restructuring designed to improve the efficiency of the Group’s UK assets.
•

New initiatives made up of further performance improvement programmes begun since June 2003 in areas such as manufacturing, purchasing and the enrichment of the product and customer mix towards premium end markets.

Corus estimates that approximately 80% of the planned improvement from Restoring Success had been achieved by the end of December 2005 and that the targeted improvement by the end of 2006 will be achieved. More details of progress during the year are given below.

The performance improvement delivered by Restoring Success was also aimed at closing the competitive gap by the end of 2006 that the Group estimated to exist between Corus and its European peer group, measured against the average EBITDA margin level (i.e. EBITDA as a percentage of turnover) of that peer group. The gap had reduced from some 6% in 2003 to an estimated 4.5% in 2005. While the drive to further improve performance will continue, the Group will also look to address structural issues that exist between Corus and its European competitors. These actions are encompassed within The Corus Way.

The Corus Way will drive the future performance of the Group and deliver value in steel within a safe and sustainable environment. This approach comprises three key business objectives:

•	Best supplier to best customers: Differentiating Corus from competitors in its existing Western Europe markets and in particular from those importing from low cost countries, by further increasing the share of non-commodity, differentiated products in the Group’s sales mix, improving service performance and increasing innovation and branding. Corus will target at least 60% of its deliveries to be value added, speciality products by the end of 2008. Corus estimates that this represents an increase of approximately one third compared with 2003 when Restoring Success was first launched.

•	World class processes: Driving further improvement through benchmarking with world class performance levels and identifying, sharing and standardising best practices within the Group.
•	Selective growth: Pursuing targeted, value-creating growth opportunities, both within and outside Europe.

A Group-wide programme of continuous improvement, based on the principles of lean thinking, is currently being implemented to support The Corus Way. The Corus Way will also only be achieved through full involvement, motivation and engagement of all employees. It seeks to encourage and motivate employees, such that they are able to contribute effectively to the achievement of the Group’s strategic objectives. A significant communication and training effort is underway to achieve this goal and to ensure that Corus has highly motivated and passionate employees, committed to delivering value in steel.

Corus announced two major investments in support of The Corus Way during 2005. Both further enrich the product mix and operational efficiency of the Group’s existing asset base in Western Europe.

•	An investment of £153m at IJmuiden to expand Corus’ product range capabilities for the automotive and construction markets.
•	An investment of £130m at Scunthorpe to strengthen the Group’s competitive position in structural sections, rail and wire rod markets.

Further details of these investments are provided in the Strip Products division and Long Products division narratives.

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Review of the period

Improving exposure to lower cost, higher growth regions
Improving the Group’s exposure to lower cost, higher growth regions has two strategic drivers:

•	Supporting the cost competitiveness of the Group’s European operations over time.
•	Pursuing regional volume growth opportunities.

During 2005 Corus expressed an interest in the privatisation of Erdemir, the Turkish steel producer. The Group decided not to pursue that opportunity, which is discussed in the ‘Acquisitions and disposals’ section. However, it will continue to evaluate opportunities in regions that offer low production costs and high demand growth, either on a stand-alone basis or through partnerships. Corus continues to evaluate opportunities in these areas to deliver further value for shareholders and any investments will remain subject to the Group maintaining a sound financial framework.

Shaping the Group’s portfolio of activities
Corus will continue to evaluate and reshape the Group’s businesses and assets to support its strategy, either through focusing on market leading positions or realising resources for reinvestment. This process continued through 2005 with, for example, the disposal of the Mannstaedt special steel profiles operation in December (see the ‘Acquisitions and disposals’ section). Beyond its steel activities, it is Corus’ objective to secure a sustainable and value-creating future for the Aluminium business outside the Group (see the ‘Acquisitions and disposals’ section). Corus will also pursue appropriate opportunities to fulfil its strategic goals of strengthening its European competitive position and increasing its exposure to low cost, high growth markets.

2005 has seen significant consolidation activity within the global steel industry. Furthermore, the low level of global consolidation in steel relative to metals and mining sectors suggests that such activity will continue. Corus will continue to assess its portfolio of businesses in terms of strategic alignment, flexibility and shareholder value creation and will, where appropriate, seek to participate in further industry consolidation.

Restoring Success
During 2005, Corus made significant progress towards the Restoring Success target of £680m per annum, as shown below.

Progress to date – annualised exit rates (from June 2003)

£m	End 2006 targets	Progress to December 2005

Existing ongoing initiatives	210	216
UK restructuring	90	19
New initiatives	380	320

Gross target	680	555

Existing ongoing initiatives (totalling £210m per annum)
The existing ongoing initiatives, including World Class IJmuiden and High Performance Strip UK, had achieved the target annualised benefits by the end of June 2005, some six months ahead of plan.

UK restructuring (totalling £90m per annum)
In April 2003 Corus outlined the conclusion of a review of the Group’s UK asset base, which was to size the business to the available market and create an internationally competitive cost base for the UK businesses. Steelmaking in the UK was to be concentrated on three sites; for strip products at Port Talbot in South Wales, for long products at Scunthorpe in North Lincolnshire and for engineering steels at Rotherham in South Yorkshire.

The Teesside site has been refocused as a slab exporter and Corus entered into an agreement effective from 2 January 2005 with a consortium of re-rolling companies (Duferco International Investment Holdings (Guernsey) Ltd, Marcegaglia S.p.A., Grupo Imsa S.A. and Dongkuk Steel Co.) to supply slab under a ten year off-take contract. Under this agreement, the consortium takes slab at cost in 2005 and 2006 that is surplus to Corus’ internal requirements, and approximately 78% of output thereafter. The consortium will pay Corus US$157m (US$73m in 2005/06 and US$84m in deferred payments over the life of the contract) in addition to the cost of the acquired slab and will contribute approximately 76% of the expected capital expenditure requirements (US$100m) of Teesside Cast Products to enable identified improvements to

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Review of the period

be implemented. This contract has operated successfully through the year.

Various capital investments, plant closures and relocations were completed during 2005 as part of the restructuring programme. A new vertical continuous caster was installed at Port Talbot and the capacity of the no.5 blast furnace was increased. Within the Engineering Steels business, steelmaking ceased at Stocksbridge and was centralised at Rotherham in July. The Roundwood and Tipton sites were closed and their activities transferred to the Thrybergh site. Further process improvements were made at Rotherham throughout the year. The complexity of the transferred Stocksbridge order book has resulted in an extended commissioning period for the new assets at Rotherham. Combined with strong demand for high value products, this has meant that certain products have continued to be rolled at Stocksbridge. Target benefits from UK restructuring have been revised from a total of £120m per annum to £90m per annum to reflect this configuration change.

As a result of the above, the Group’s UK steelmaking requirements for the core strip products, long products and engineering steels businesses (i.e. excluding Teesside) has reduced to 10.5mt per annum, largely focused on satisfying UK market demand. Approximately 1,150 jobs are directly affected by these closures and rationalisation measures, of which 950 employees had left by the end of 2005.

By the end of 2005 benefits were running at an annualised rate of £19m, with the revised target benefits of £90m expected to be delivered by the end of 2006.

New initiatives (totalling £380m per annum)
The Restoring Success programme also includes a series of new initiatives to improve Group performance. A review in the second half of 2003 identified cost savings in areas such as manufacturing, purchasing, supply chain and support functions, together with profit improvement opportunities through rebalancing the Group’s product/customer mix towards premium end-markets.

By the end of 2005 benefits from new initiatives were running at an annualised rate of £320m. In view of the excellent progress in excess of the original target, the overall target benefits from these initiatives have been increased from £350m per annum to £380m per annum and are expected to be delivered by the end of 2006. Additionally, substantial progress has been made towards achieving what Corus believes to be world class targets in operational areas such as safety and delivery performance.

Corus estimates that Restoring Success had achieved improvements by the end of 2005 that were running at an annual rate of some £555m. Cumulative benefits achieved by the end of 2005 compared with the base of June 2003 are estimated at some £530m, with some £220m contributing to the year-on-year improvement in the Group’s 2005 operating result. Management remains confident that the targeted improvement by the end of 2006 will be achieved.

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Review of the period

Performance in the period
Summary

£m unless stated	2005	2004

Turnover

UK	2,706	2,614

Rest of Europe	5,418	4,983

Rest of World	2,016	1,735

	10,140	9,332

Operating costs	9,460	8,670

Operating profit	680	662

Restructuring and impairment costs charged against operating costs	(70)	(47)

Profit on disposals credited against operating costs	30	78

Operating profit (before restructuring and impairment costs and profit on disposals) *	720	631

Liquid steel production (mt)	18.7	19.5

External deliveries (mt):

Steel	19.8	20.9

Aluminium	0.6	0.6

Total	20.4	21.5

* See Non-GAAP measures on page 8

Total Group turnover for the period was £10,140m (2004: £9,332m), an increase of 9% from 2004. The increase was largely attributable to the Group’s three steel divisions, with the average increase for these divisions amounting to 10%. Sales volume for steel reduced by 5% from 2004 to 19.8mt, but this was more than offset by an increase of 16% in average revenue per tonne. Turnover for the Aluminium division rose compared with 2004, but only by 1%. This increase was also in spite of a reduction in sales volume by 3%, which was offset by an increase in average revenue of 5%.

Group average revenue of £497 per tonne for the period was 15% higher than 2004 driven by the steel division increases referred to above. Steel prices had risen through 2004 and in Europe peaked in quarter 1 2005, before coming under downward pressure as demand weakened and overstocking became evident. The subsequent cuts in production that particularly affected quarter 3 2005 helped to arrest the decline in steel prices in quarter 4. The overall effect, coupled with some benefits from Restoring Success measures to improve the product/customer mix, was that average steel revenue per tonne in 2005 was 16% higher than in 2004, in spite of the more challenging market conditions. Again, in total for the Group, average revenue per tonne in the second half of 2005 was £475 compared with £517 in the first half, reflecting the steel downturn. Turnover in the second half decreased to £4,807m from £5,333m in the first half as a result of this fall in average revenue per tonne and a reduction of 2% in sales volumes.

As shown in the table above, the Group operating profit for 2005 was £680m (2004: £662m). The profit in the first half amounted to £483m, reducing to £197m in the second half.

Restructuring and impairment costs included in the operating result amounted to a net charge of £70m, £29m in the first half and £41m in the second half. These costs were mainly in respect of: job losses related to new investment in the Long Products division announced during the first half of 2005 that will transfer UK rail production to Scunthorpe; an impairment in the value in use of property, plant and equipment associated with the Group’s aluminium smelting operations in Europe following further substantial increases in energy costs; and restructuring of the Group’s aluminium extrusions business in Bonn, including impairment of property, plant and equipment. The remaining restructuring and impairment costs were largely in respect of ongoing efficiency measures across the Group. In 2004 these costs mainly related to the closure of the heavy section mill at Scunthorpe, ongoing efficiency measures across the Group and net charges to recognise impairment of goodwill and of property, plant and equipment.

Profit on disposals included in the operating result amounted to a net credit of £30m, £9m in the first half and £21m in the second half. As in 2004, the profit on disposals arose from the sale of non-core assets and businesses, including the sale of surplus land in the UK at Newport, Shotton, Lye, Grantham and Broadwell, the Mannstaedt special steel profiles business in Germany and the Perfo perforated metal products business in the Netherlands. In 2004, in addition to surplus land, there was the sale of the Group’s piling commercial operations in the UK, the Tuscaloosa mini-mill in the USA and the North American service centres.

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Review of the period

The operating profit in 2005 before restructuring and impairment costs and profit on disposals amounted to £720m compared with £631m in 2004. The profit in the first half amounted to £503m, reducing to £217m in the second half. The improvement of £89m in the operating profit before restructuring and impairment costs and profit on disposals compared with 2004 reflected the substantially higher average revenue and the continued benefits from the Restoring Success programme, offset by reduced sales volumes and the progressive impact of significant input cost increases, particularly iron ore, coking coal and energy. The Restoring Success programme is discussed in more detail on pages 12 and 13.

Operating costs in 2005 were £9,460m (2004: £8,670m) and included a net charge of £70m in respect of restructuring and impairment costs (2004: £47m) and a net profit of £30m in respect of disposals (2004: £78m). The movement in the restructuring and impairment costs and profit on disposals, is explained above. The remaining operating costs increased by 8% as a result of significant increases in raw material and energy costs, particularly iron ore, coking coal, electricity and natural gas.

The Group’s finance costs in 2005 were £132m (2004: £129m), with finance income at £31m (2004: £13m). The decrease in net finance costs from 2004 amounted to £15m. The net finance cost for 2004 included an early redemption premium on the repurchase of bonds and the amortisation of issue costs on a previous syndicated bank facility, neither of which was repeated in 2005. The balance of the improvement reflected the improved funding position of the Group and was in spite of higher average interest rates. The average net debt for the period was £1,076m, with the net debt at 31 December 2005 being £821m (2004: £842m). The net decrease from 2004 was after an increase of £268m arising from the first time adoption of IAS 32 and IAS 39 from 2 January 2005. The most significant impact of these standards was the requirement for drawings under the Group’s debtor securitisation programme to be treated as debt, having previously been classified as a reduction from trade receivables. The Group’s net finance costs comprised interest earned of £31m on average deposits and loans of £603m, less interest incurred of £121m on average borrowings and leases of £1,679m, the accretion of convertible bonds under IFRS amounting to £7m and fair value losses on convertible bond equity options of £4m.

The Corus share of post-tax results of joint ventures and associates amounted to a profit of £1m in 2005 (2004: £21m). The decrease from 2004 was attributable to a general weakening in performance across the Group’s joint ventures and associates, reflecting the worsening conditions in the steel market, particularly felt in the second half of 2005. This decrease largely reversed gains seen between 2003 and 2004.

The Group’s profit before tax for the period was £580m (2004: £567m), with a profit after tax for the period of £451m (2004: £441m), and a basic earnings per share of 10.17p (2004: 10.07p).

Capital expenditure on property, plant and equipment amounted to £423m in 2005 (2004: £375m). The increase from 2004 reflected the continued impact of capital expenditure associated with UK restructuring, progress on major schemes approved in 2004 (such as the developments at Scunthorpe discussed on page 28), and a generally higher level of scheme approvals in 2005 in support of the Restoring Success programme. The UK accounted for 52%, the Netherlands 28%, the rest of Europe 18% and North America 2% of capital expenditure in 2005. Capital expenditure is generally met by cash flow provided by operating activities, cash balances and borrowing facilities. In addition, the Group undertook a Placing and Open Offer of new Ordinary shares in December 2003 to raise funds enabling the immediate launch of the UK restructuring programme and to underpin the Restoring Success programme.

The capital expenditure schemes in progress and completed during 2005 are discussed in the divisional summaries on pages 24, 25, 28, 29, 31, 36 and 37. Many of these schemes have been in progress over the period 2003 to 2005, during which time the major focus of capital expenditure has been initially on essential replacements to maintain the activities of the business and to meet safety and environmental obligations, followed by

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Review of the period

schemes in support of the Restoring Success programme including UK restructuring. In 2005 the focus has been extended to investments in support of selective growth. The only major scheme completed during the period that is not discussed in the divisional summaries was the rebuilding of Port Talbot no.5 blast furnace, which was completed in early 2003.

Group reporting structure
Corus has four main operating divisions; Strip Products, Long Products, Distribution & Building Systems and Aluminium. An Executive committee member has particular responsibility for each of these divisions. The activities of each division are organised into individual business profit centres, each of which has its own managing director who, with his respective management team, has responsibility for the performance of that business. The constituent parts of the divisions are shown within the individual divisional summaries.

Whilst the Group’s review of the period and segmental results are structured by division, there are certain industry factors that are common to Strip Products, Long Products and Distribution & Building Systems, and these are discussed under the heading ‘Carbon steel market’. The individual divisional summaries follow the ‘Carbon steel market’ discussion.

Carbon steel market
The table below sets out the sales of Corus’ steel divisions in 2005 by division and by geographical market.

Dynamics of the business
In the period, European markets accounted for 81% of the steel divisions’ turnover, of which the UK amounted to 29%. The principal factors influencing financial performance are, therefore, the economic climate in the UK and mainland Europe, and exchange rate relativities, particularly sterling to the euro and the US dollar, and the euro to the US dollar. Additionally, steel is a capital intensive industry and changes in demand in one region often lead to a rapid change in geographical sales pattern as producers seek to maintain high capacity utilisation. As a result, in addition to market developments in the UK and mainland Europe, changes in the global market for steel also influence the financial performance of Corus and its constituent divisions. Seasonal effects only have a limited impact on Corus.

Economic climate
After enjoying one of the strongest periods of expansion in 20 years in 2004, the global economy slowed in 2005 with growth decelerating from 3.8% in 2004 to 3.3% in 2005. Quarter 1 marked a low point in the economic cycle as the European economies and Latin America in particular witnessed a marked slowdown in growth. Thereafter, there was a moderate improvement in growth rates in both the developed and emerging markets. With economic activity still strong and only a limited supply side response forthcoming, commodity prices continued to rise in 2005 with many having

	By value		By volume

Sales of Corus’ steel divisions	£m	% of total	mt	% of total

Strip Products division	4,127	45	8.6	43
Long Products division	1,965	22	4.7	24

Distribution & Building Systems division	2,971	33	6.5	33

Total carbon steel division (a)	9,063	100	19.8	100

Central and other	12	—	—	—

Total (a)	9,075	100	19.8	100

UK	2,653	29	5.5	28

Other European	4,722	52	10.0	50

North America	660	7	1.5	8

Other areas	1,040	12	2.8	14

Total	9,075	100	19.8	100

(a)	Deliveries by Corus, including the sales value and volume of products sourced by Corus stockholders, service centres and similar activities from outside Corus.

16  Corus Report & Accounts and Form 20-F 2005

Review of the period

a direct impact on the steel industry; for example, coal prices more than doubled relative to 2004.

As in 2004, the USA and China were the biggest contributors to the expansion of the global economy in 2005. The US economy grew by 3.6% in 2005, supported by firm consumer spending, growth in residential construction and increased business investment. During the year the US Federal Reserve made eight consecutive quarter point increases in interest rates, lifting rates to 4.25% by December 2005. The impact of this monetary tightening on the economy was, however, limited by long-term borrowing rates remaining low.

In China, the year ended with a significant upward statistical revision to the size of the economy and growth rates for the period 1993 to 2004. The size of the economy in 2004 was revised upward by almost 17%, mainly in the service sector. The Chinese economy remained strong in 2005 with activity increasing by approximately 10%. A record trade surplus and consequent further build-up in foreign currency reserves limited attempts by the government to control potential over-investment. The Chinese renminbi was revalued by 2% in July 2005, but this only had a limited impact.

Growth in the UK economy slowed from 3.2% in 2004 to 1.7% in 2005. Private consumption growth reduced as the impact of higher interest rates, slower house price inflation and rising living costs, continued to undermine consumer confidence. Domestic investment growth also slowed in 2005, with cash being used instead to fund mergers and acquisitions, pension fund contributions and overseas expansion. Although the Bank of England cut interest rates by 0.25% in August 2005, this had only a limited impact on the economy.

The euro-zone’s economic performance in 2005 was similarly disappointing, with growth reducing from 1.8% to 1.4% in 2005, although there was a slight uplift in the second half. Private consumption growth remained weak, but investment growth showed some improvement, while strong external demand continued to support growth in exports. Towards the end of 2005 there was an improvement in business and consumer confidence in the euro-zone, particularly in Germany.

In 2005 the global economy remained resilient in the face of a significant rise in oil prices, which peaked at around US$70 per barrel in quarter 3 and remained at an average of US$60 for quarter 4, compared with US$40 for 2004. This increase was driven by a combination of strong demand and supply side uncertainty. In real terms, the oil price levels experienced in the second half of the year were the highest since the second oil shock of 1979-81.

Exchange rates
Exchange rates remain very important to the competitiveness and results of Corus. With 81% of the steel divisions’ turnover accounted for by sales in Europe, the value of sterling against the euro is of major importance to sales revenues. Turnover in other export markets and major supplies purchases, including iron ore, coal and associated freight, are mainly influenced by the US dollar.

In general, strengthening of sterling adversely affects Corus’ results in three ways. First, it directly reduces the sterling value of export revenues from the UK. This exposure is substantially hedged by forward currency sales to the extent of the Group’s contractual commitments, but such a hedge is effective only for that defined time. Second, it improves the relative competitiveness of steel producers in countries with weaker currencies enabling them to discount prices in the UK market. It is not practicable for any significant period to hedge this competitive exposure. Third, it exposes UK customers to similar pressures leading to a reduction in demand for steel in the UK.

The average spot sterling to euro exchange rate during the period was €1.46 (2004: €1.47), the average spot sterling to US dollar exchange rate was US$1.82 (2004: US$1.83) and the average spot euro to US dollar exchange rate was US$1.25 (2004: US$1.25). These largely unchanged annual averages masked a number of significant changes. In particular, 2005 saw a marked strengthening of the US dollar against the euro, after a significant weakening through the

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Review of the period

second half of 2004. In contrast, after a relatively volatile 2004, the sterling to euro exchange rate in 2005 was much more stable.

Global steel market
Steel producers seek to maintain high capacity utilisation and, if demand levels in one region of the world are not sufficient to sustain this utilisation, producers tend to increase sales to other regions to achieve desired outputs. There is a well developed international trade in steel that facilitates rapid changes in trading levels, leading to an equally rapid movement in price levels.

The global steel market grew above its long-term trend rate in 2005, but more modestly than the strong growth experienced in 2004. Demand for finished steel reached 1 billion tonnes in the year. Global demand growth remained heavily influenced by China, which grew by some 18% compared with 2004 and made up an estimated 32% of global steel consumption in 2005, up from 28% in 2004. In contrast, after experiencing strong growth in 2004, steel demand in the US fell by some 6% in 2005, largely due to the reduction of excess inventories.

In Europe, slowing underlying demand growth during late 2004 caused an oversupply position leading to excess inventories through the supply chain, most notably for strip products. In 2005, stockholders and end-user customers sought to bring these inventory levels down. This adjustment process continued through much of the year and it was not until the end of the final quarter that inventory levels were generally considered to have returned to more normal levels. Consequently, overall Western European steel demand declined by around 5% in 2005 after growth of some 5% in 2004.

2005 saw continued strong growth of both steel production and capacity globally, albeit at lower levels than in 2004. World crude steel production grew by some 6% in 2005 to reach 1.1 billion tonnes, having grown by over 10% in 2004 compared with 2003. The following table gives a geographical breakdown of this crude steel production.

World crude steel production 2005	mt	% of total

Western Europe (including Turkey)	209	18

Japan	112	10

North America (including Mexico)	127	11

Central and Eastern Europe	145	13

China	349	31

Other countries	187	17

Total	1,129	100

Source: International Iron and Steel Institute

There were marked differences in production growth between regions. Chinese crude steel production grew by an estimated 25% in 2005. In contrast, European (EU15) crude steel production declined by some 3%. A number of major European steel producers, including Corus, reduced production in 2005 to better align their supply with local demand conditions, particularly in quarters 2 and 3. The adjustment period necessary to align supply and demand was extended due to a sharp increase in third country imports into the EU during the first half of the year that only began to reduce during the second half.

Global effective steelmaking capacity utilisation during 2005 was estimated at 90%, a high level by historical standards but a decline from the very tight supply/demand balance seen in 2004, when estimated utilisation was 94%.

The size, fragmentation and speed of change of the steel sector in China means that it is a key area of uncertainty when estimating global demand and supply. Additionally, estimates of effective steelmaking capacity are inevitably imprecise and subject to change as later information becomes available.

In 2005, the climate for pricing of steel products weakened, although absolute price levels remained high by historical levels as producers were generally successful in recovering increased input costs.

Depending on the product and region, prices began to come under pressure towards the end of 2004 when crude steel output was still growing strongly yet underlying demand growth

18  Corus Report & Accounts and Form 20-F 2005

Review of the period

was beginning to weaken. This led to high inventory levels through the supply chain in a number of regions. Prices peaked during quarter 3 2004 in North America where relatively higher prices encouraged import volumes, further weakening the local supply/demand balance. In Europe, where imports followed a similar pattern, and Asia, the turning point was quarter 1 2005 and, by quarter 2, prices were moving downwards in all regions.

Through a combination of production cuts in Europe, the USA and other areas outside China, and the reduction in inventories to more normal levels, steel prices stabilised in quarter 4 2005. With inventory levels having reduced more rapidly in the USA and stronger growth fundamentals apparent, prices there recovered in the last quarter of the year, though given the unprecedented levels seen in 2004 ended the full year down around 3% on average. In Europe, because prices did not begin to decline until quarter 2, the full year average was some 4% higher than 2004, although in all regions there were significant variations between individual products.

Competition – steel
The market for steel is very competitive with high levels of international trade, as discussed in the ‘Global steel market’ section above. The main international competitors for Corus are other EU steel producers. However, Corus faces significant additional competition from other steel producers worldwide e.g. in Japan, the United States, South Korea, Taiwan, Brazil, Turkey, Poland, Russia, Ukraine and many other countries with developing steel industries. Corus competes on the basis of the range and quality of its products, price, delivery performance and overall customer service.

Corus crude steel production in 2005 was some 18mt. Corus estimates that, during 2005, this placed it as the ninth largest producer in the world and meant that it was the second largest producer in Europe.

Industry consolidation continued through 2005, with a number of major privatisations and transactions. A key feature of these transactions was the exceptionally high valuations paid by acquirers. However, despite these transactions, levels of global industry concentration still remained well below those of other metals and mining sectors. In January 2006, the largest steel producer in the world, Mittal Steel, launched a bid to take over the second largest producer, Arcelor. If successful, this bid would create a company with estimated annual crude steel production of around 115mt, some 10% of the global steel market by volume.

Seasonality
Seasonal effects have only a relatively limited impact on Corus. However, some slowing in demand is evident during the summer months when many customers, especially those in Southern European markets, are closed for an extended period, and similarly over the Christmas and New Year holidays. Many of the Group’s plants have planned shutdowns to coincide with these periods, when essential maintenance can be undertaken. Sales of some products are also subject to some sector-specific seasonal factors, for example the slowdown in construction activity over the winter months, and the seasonal variations in automotive build programmes to fit with new vehicle registration dates.

UK market
The estimated total UK market for carbon steel products in 2005 amounted to 11.7mt with estimated UK demand for the Group’s main carbon steel products at 9.1mt, some 17% lower in 2005 than in 2004. The drop in demand was a reflection of reduced market activity due to the slowdown in the UK economy and the impact of the inventory adjustments that took place through much of 2005, after a major inventory build in 2004.

The UK construction market started slowly in 2005, but growth picked up gradually as the year progressed. For the year as a whole, overall UK construction output is estimated to have fallen by around 1%, but steel consumption remained stable. In the automotive sector, UK car production was affected by the closure of MG Rover, with output for the year outturning some 3% lower. Steel inventory levels fell during the year, particularly for strip products, as end-users and merchants sought to reduce the inventories that had been built up during the latter part of 2004.

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Review of the period

Corus carbon steel deliveries to the UK market in 2005 totalled 5.5mt, of which approximately 4.8mt were from Corus produced material and 0.7mt from material sourced from other steel producers. Deliveries in the first half of 2005 were 2.9mt, but reduced in the second half to 2.6mt, reflecting reduced market activity and cuts in production made by Corus. The total for 2005 was 0.8mt lower than in 2004. The Group’s estimated UK market share in 2005 for main carbon steel products was 52% (2004: 51%). Corus estimates that other UK steel companies had a 6% market share, while imports had a 42% market share, of which approximately 68% were from other EU (15) countries. In the first half, Corus’ estimated share was 51%, improving to 53% in the second half, largely due to a reduction in the level of imports.

Approximately 49% of Corus’ total deliveries of carbon steel products in 2005 went directly to end-users. The balance was distributed through Corus’ UK stockholders and service centres or third party service centres. It is estimated that stockholders and service centres handled approximately 60% of all steel imports into the UK.

Other European markets
The market for main finished steel products in the EU (excluding the UK) is estimated to have fallen by some 4% in 2005. The market was characterised by efforts to bring closer alignment of supply and demand following the large supply chain inventory builds of 2004. Underlying growth in steel consumption was virtually flat. Domestic demand remained subdued, while export growth was constrained by the global economic slowdown, although euro-zone exporters were helped by some weakening of the euro against the US dollar during the second half of the year.

The performance of steel-using industries was mixed, with most sectors having a poor start to the year, but with activity levels generally improving during the latter part of the year.

After a slow start, largely due to continued weakness in Germany, European construction output developed more strongly in the second half of 2005. Overall steel related construction output is estimated to have increased by a little under 1% for the year.

The automotive sector remained weak, with domestic European demand for passenger cars lower than in 2004, although this was partly offset by stronger export sales and improved demand for commercial vehicles. For 2005, overall EU automotive output was unchanged from 2004. European engineering sectors continued to perform well, with demand in most domestic markets improving and with European manufacturers able to benefit from some export growth. Demand was especially strong from the aerospace and energy markets.

Inventory levels reduced significantly during the year as customers and end-users sought to bring the excess inventories that had built up during 2004 into balance with demand. This inventory adjustment process, which was prolonged by increased imports, continued through much of 2005 and it was not until the end of quarter 4 that inventories returned to normal trend levels.

Corus carbon steel deliveries in and to mainland Europe amounted to 10.0mt in the period, representing a decrease of 5% from 2004. Corus’ deliveries in the first half were 5.2mt, falling to 4.8mt in the second half reflecting the reduced demand in these markets and the effects of production cuts.

Other markets
Outside Europe demand conditions varied. Growth was led by Asia, where nations such as India combined with China to produce strong regional demand growth. Demand also improved in Japan.

In North America, by contrast, demand fell. As in Europe, the reduction of excess inventories was a major factor. However, with US import pressures remaining low and US producers generally cutting production earlier, inventory levels fell sooner and more quickly than in Europe, and the market was generally considered to have been back in balance by the end of quarter 3 2005.

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Review of the period

Beyond the established large steel markets, strong growth in demand was also experienced in smaller markets such as the Middle East and North Africa.

Corus carbon steel deliveries to markets outside Europe amounted to 4.3mt in the period, up from 4.1mt in 2004. This increase reflected the relatively stronger demand conditions in these markets, which led Corus to seek opportunities outside its core European markets. Deliveries to other markets in the first half were 1.9mt, increasing to 2.4mt in the second half.

Raw materials
The principal raw materials in the carbon and engineering steelmaking processes are iron ore and metallurgical coal, purchased on international markets, and steel scrap. During 2005, approximately 25mt of iron ore and 11mt of coal were imported at or near to Corus’ integrated steelworks. Iron ore is imported principally from Australia, Canada, South Africa and South America. Corus imports coal, for conversion into coke and direct injection into blast furnaces, predominantly from Australia, Canada and the USA. Corus UK’s external scrap requirement of some 1.0mt in 2005 was purchased in the UK, and some 0.8mt for its Dutch integrated plant was purchased predominantly in mainland Europe. Corus endeavours to spread its supply risk by avoiding, where possible, over-dependence on any one country or supplier for its principal raw materials.

The purchase price for these materials is subject to market forces largely beyond Corus’ control and is affected by demand from other steel producers, supply capacity and freight costs, among other factors. Steel scrap prices are generally based on spot market prices.

Corus enters into supply contracts lasting typically between three and ten years for certain raw materials for steel production, although in many instances the prices within these contracts are agreed on an annual basis. For these raw materials the arrangements account for approximately 85% of Corus’ requirements, with the remainder purchased through one year contracts and options, based on market rates, which provides flexibility and commercial leverage.

2005 was another year of strong production growth for the global steel industry, particularly in the early part of the year when reference prices for many of the key raw materials such as iron ore and coal are set. Global production grew by 6% in 2005 compared with 2004. This continuing growth, particularly in China, contributed to significantly increased raw material prices for steel production globally. Chinese crude steel demand increased by 18% or 53mt compared with 2004 and crude steel production increased by 25% or 69mt. To support this production, iron ore imports into China increased by 32%. As a result, iron ore, coal and coke were in tight supply in 2004 and quarter 1 2005, and reference grade price settlements were 72% up for iron ore and around 120% up for coal. Coke spot prices and freight costs fell during 2005. Corus secured its requirements through a combination of its long-term supply relationships and the development of new sources of supply.

Corus was also subject to the movements in worldwide energy prices in the year, and saw natural gas and electricity prices rise in 2005 compared with 2004. In addition to the impact of rising prices, concerns over the availability of gas in the winter resulted in more pronounced increases in the UK.

A networked supplies organisation is embedded in the businesses of the Group, with a single face approach to the various procurement markets. During 2005, Corus hosted its first supplier conference in China as part of the Group’s Global Sourcing Initiative and also opened its first regional supplies office in Shanghai. China is already an important supply base for Corus in a range of goods and services.

Corus Report & Accounts and Form 20-F 2005  21

Review of the period

Strip Products Division
Performance summary

£m unless stated	2005	2004

Turnover

Gross	5,140	4,724

Intra-group	1,013	841

External	4,127	3,883

Deliveries (kt)

Gross	11,140	12,060

Intra-group	2,552	2,486

External	8,588	9,574

Operating profit	605	417

Operating profit (before restructuring and impairment costs and profit on disposals)	598	411

Employee numbers at year end (headcount)	22,500	22,600

Capital expenditure (property, plant and equipment)	228	210

Key issues
Good progress was made during 2005 on the key objectives of the division.

•

Safety performance continued to improve with a decrease of approximately 14% in the lost time injury frequency rate. However, most regrettably, there were two fatal accidents to Corus employees in the UK during the year.

•	The improvement in the operating result was supported by favourable market conditions in the first half of the year, improved manufacturing performance and delivery of Restoring Success targets.
•

The continued increase in Chinese steel demand led to a significant increase in raw material costs, notably iron ore and coal. There was an unprecedented increase in the price of iron ore of around 70% and the development of a previously unseen spot market. The coke market softened in 2005 after tight supply in 2004 due to capacity increases in Chinese coke-making, more export licences from China and a global steel slow down in demand as the year progressed, resulting in a marked drop in prices. Additionally, in line with the overall strategy, the division was less dependent on imported coke in 2005 as the Morfa refurbishment at Port Talbot was completed and coal injection rates were increased.

•	In keeping with the focus on customer service, the division’s on time delivery performance improved to 84% in 2005.

Products and markets
The Strip Products division comprises the manufacture and sale of uncoated and coated strip, and welded tubes.

Uncoated strip products comprise hot rolled, cold reduced and electrical steels, which are sold both in coil form and, cut to length, in sheet form. Hot rolled coil is manufactured in a wide range of widths and thicknesses as the feedstock for cold reduced coil and welded tubes, and for many different industrial applications. Cold reduced coil and sheet are sold for use in the automotive industry (for example, in car body panels) and in the domestic appliance, engineering and metal goods industries, including the manufacture of drums and radiators. Cold reduced coil is also the main feedstock material for coated strip products.

Corus’ coated strip products comprise hot dipped metallic coated products (for example, zinc and alloy-coated), pre-painted and plastic coated products, and tinplate. Steels coated with zinc, special alloys, paint or plastic provide a corrosion resistant and decorative finish, and are used by the construction industry and by manufacturers of motor vehicles and consumer durables. These steels are used for such applications as roofing, the side cladding and decking of buildings, body panels in motor vehicles and the casing of domestic appliances. Tinplate is used for packaging in the food and beverage industries and for other domestic and industrial applications. Corus is one of the global market leaders in the manufacture of coated strip products and in steel for packaging production.

Electrical steels are manufactured by Cogent Power, a 75% owned subsidiary. Hot and cold rolled coil are processed to produce a range of strip steels with precise magnetic properties, used by manufacturers of electrical equipment for transformers, motors, generators and alternators.

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Review of the period

Corus produces steel tubes for a variety of industrial uses, including lighting columns, transmission poles for electrical services, ships’ masts and derricks, oil, gas, water and air mains, and scaffolding tubes. Structural hollow sections, both circular and rectangular, are used in the construction, mechanical handling, agricultural and general engineering fields.

A range of plated and precision strip products is also supplied into the battery and automotive markets, and other specialist areas.

Strategy
The strategy of the Strip Products division is aimed at delivering sustainable returns through the steel cycle. Key objectives are:

•

Selectively grow downstream value through supporting attractive market segments and by being the best supplier to the best customers. The major investment announced to expand the IJmuiden site capability for advanced high strength galvanised steel for the automotive sector is an important development in this area.

•

Develop a competitive cost base across the division, with the two integrated steelmaking sites IJmuiden and Port Talbot delivering lowest cost hot rolled coil. Examples include completion of the heavy end development and coke oven schemes at Port Talbot, and the coal injection scheme also at that site.

•	Develop strong sources of competitive advantage through sharing of manufacturing and technical excellence, commercial coordination and supply chain optimisation.

Turnover, deliveries and prices
Gross turnover for the period was £5,140m (2004: £4,724m) of which £1,013m (2004: £841m) was intra-group (i.e. to other divisions within Corus). The increase in gross turnover of 9% was attributable to an increase of 18% in average revenue per tonne, partially offset by a reduction of 8% in gross deliveries.

The impact of the build up of excess supply chain inventories and the subsequent market adjustments that characterised the global steel market in 2005 were felt most acutely in strip products. In the division’s core European markets, demand slowed in quarter 4 2004 and then fell more sharply in the first half of 2005 as customers sought to reduce excess inventories. Southern European markets became especially weak owing to strong competition from low priced third country imports and very high levels of inventory. Demand continued to fall through the second half of the year as excessive steel inventories were drawn down and customers delayed purchasing decisions. Divisional steel production was constrained during the period in response to the lower demand, retaining a strong control on working capital performance. By the end of quarter 4 2005, inventory levels were generally considered to have returned to normal levels. Underlying demand in Europe remained weak through 2005, although there was some pick up in Southern European markets in quarter 4. Some improvement was also seen in the construction sector, which accounts for a significant portion of the output of coated strip products.

UK demand for the division’s main products, which increased in 2004 as customers built up inventories, is estimated to have fallen by some 16% in 2005. This was partly a reflection of the decline in UK manufacturing output in 2005, with the closure of MG Rover affecting UK car production, but was mainly as a consequence of customers reducing inventory levels during the year.

The division’s UK market share improved significantly during 2005 from the low point reached in 2004. Whilst this partly reflected a reduction in imports, especially during the second half of the year, the marked improvement in service performance with customers, particularly delivery-to-time, was also a key feature. The division’s UK share for its main products in 2005 as a whole is estimated at 52% compared with 49% in 2004.

Gross deliveries in the year were 11.2mt, compared with 12.1mt in 2004, with the reduction partly reflecting production constraints in line with reduced market demand and partly the decision to build slab stock ahead of the 2006 blast furnace reline at IJmuiden. Of that total, intra-group sales

Corus Report & Accounts and Form 20-F 2005  23

Review of the period

accounted for 2.6mt (2004: 2.5mt), leaving external market sales at 8.6mt, as against 9.6mt in 2004.

Average revenue per tonne for the period amounted to £461 compared with £392 in 2004. Average revenue per tonne in the first half of 2005 was £476, decreasing to £446 in the second half.

Despite only moderate economic growth in Europe, selling prices continued to improve in quarter 1 2005. The main driver was the continuing high Chinese demand for steel and the subsequent need for the steel industry to pass on the sharp rises in raw material prices. Other contributing factors were price increases on annual and formula based contracts, including in the automotive and packaging sectors.

By quarter 2 2005, prices began to come under increasing pressure and spot prices for strip steel fell back from the quarter 1 levels. As demand fell and customers began to reduce inventories more quickly, mainland European spot prices weakened significantly during quarter 3, before stabilising in quarter 4. The price falls in Southern European markets in quarter 3 were more marked with prices dropping below Northern European levels. During quarter 4, Southern Europe prices recovered marginally and narrowed the gap with Northern Europe, but remained below Northern European levels. UK selling prices followed the same trend as those in mainland Europe.

The strong growth in demand through 2005 for ‘grain oriented’ electrical steels was of particular note. The battery market also improved in 2005 with demand rising as a consequence of hurricanes in the US and cost increases in raw materials, including nickel, being passed on to customers.

Operating costs
Operating costs for the period were £4,535m, 5% higher than in the previous year, both before and after restructuring and impairment costs and profit on disposals. The increase was driven by higher raw material and energy prices, which were partly offset by improved manufacturing efficiencies.

The continued increase in Chinese steel demand in the early part of the year had led to significant increases in the cost of raw materials (iron ore, coal and coke). Scrap was also at high price levels during the year, although not the record levels seen in 2004. Purchase prices for external feedstock and downstream coatings (such as zinc, tin and nickel) also increased. However, the increased costs were partly offset by improved efficiency in material usage.

In the latter part of 2005 there was also a significant increase in energy costs. The rise in global oil prices during the year led to significant increases in electricity prices across Europe, whilst a decline in UK natural gas supplies led to record prices. In November and December these factors were exacerbated by widespread market concerns that there might be insufficient natural gas supply to meet UK demand.

Operating result
The operating profit for 2005 was £605m, an improvement of £188m compared with 2004. Excluding restructuring and impairment costs and profit on disposals, the underlying result improved by £187m due to the factors discussed above. In particular, the higher average selling prices and benefits from Restoring Success were partially offset by increases in raw material and energy costs and reductions in sales volumes. In addition, there was a non-recurring credit of £16m in the year from settlement of a long-standing legal claim.

The operating profit in the first half of 2005 was £407m, reducing to £198m in the second half, reflecting the decline in demand and prices, the progressive impact of raw material cost increases and rising energy costs.

Investment
Capital expenditure in 2005 amounted to £228m (2004: £210m). Two major schemes were completed during 2005; namely the heavy end development (UK restructuring) and the refurbishment of the Morfa coke ovens, both at Port Talbot. The former completed a key milestone in the implementation of the Group’s Restoring Success programme with the formal opening of a new continuous slab caster in May 2005. In addition, there are a large number of schemes in progress,

24  Corus Report & Accounts and Form 20-F 2005

Review of the period

including the investment of £153m at IJmuiden announced in November 2005 to further expand and enhance that site’s product range capabilities for the automotive and construction markets, including advanced high strength steels. The investment in downstream processes will include a new three stand cold rolling mill and a new continuous galvanising line. It is expected that the new facilities will be operational in 2008.

The scheme to install an organic coating section to the existing galvanising line at IJmuiden is scheduled to complete in quarter 1 2006, and is in the process of commissioning and working up. The reline of no.7 blast furnace at IJmuiden and the related replacement of its bell top by a Paul Wurth top remains on plan for completion in quarter 4 2006.Similarly, the replacement of the computer control system for the hot strip mill is progressing to plan, with completion scheduled for quarter 1 2007.

Four other major schemes have been approved in 2005 and are in progress for completion during 2006. At IJmuiden, the modification of a continuous caster from a curved mould to a vertical bending machine with electromagnetic mould flow control will address requirements of the markets for automotive outer panels, drawn wall ironing cans and batteries. Also at IJmuiden, the refurbishment of the pellet plant will replace refractory and cooling sections, which have reached the end of their estimated lifespan after ten years in operation.

At Port Talbot, the granulated coal injection project will provide the capability for coal injection into the blast furnaces at an average rate of 180kg per tonne of hot metal. Granulated coal is a direct replacement for purchased coke. Also at Port Talbot, the upgrade of reheat furnaces will, by installing the best available and proven technology at both existing furnaces, significantly reduce furnace energy consumption and ongoing maintenance costs, and provide a more stable and reliable hot rolling operation. The technology installed will have the capability to consume coke oven gas generated at the site.

Major capital projects

Completed in the period	Capital cost £m	Completion date

Port Talbot – heavy end development (UK restructuring)	79	Q1 05

Port Talbot – refurbish Morfa coke ovens and related plant	43	Q3 05

In progress at end December 2005	Capital cost £m	Completion date

IJmuiden – galvanising and cold rolling capability	153	Q4 08

IJmuiden – reline of no.7 blast furnace	60	Q4 06

IJmuiden – vertical bending continuous casting machine	22	Q4 06

IJmuiden – Paul Wurth top for no.7 blast furnace	21	Q4 06

IJmuiden – replacement control system for the hot rolling mill	17	Q1 07

IJmuiden – refurbishment of pellet plant	14	Q4 06

IJmuiden – increase in organic coated steel capacity	11	Q1 06

Port Talbot – upgrade of reheat furnaces	20	Q3 06

Port Talbot – granulated coal injection	14	Q1 06

Corus Report & Accounts and Form 20-F 2005  25

Review of the period

Long Products Division
Performance summary

£m unless stated	2005	2004

Turnover

Gross	2,679	2,605

Intra-group	714	750

External	1,965	1,855

Deliveries (kt)

Gross	7,123	8,172

Intra-group	2,370	3,062

External	4,753	5,110

Operating profit	89	248

Operating profit (before restructuring and impairment costs and profit on disposals)	106	162

Employee numbers at year end (headcount)	11,800	12,900

Capital expenditure (property, plant and equipment)	115	106

Key issues
The process of reshaping the Long Products division began in 2004 through a number of disposals and continued in 2005 with increasing focus on developing the core business. Good progress has been made on delivering value, aligned with the overall Group strategy, through product differentiation and capital developments. Key issues have been:

•	Safety performance continued to improve with a decrease of 15% in the lost time injury frequency rate.
•

Significant investment approved for Scunthorpe, including £130m to install a new casting machine and develop rail production facilities, and successful completion of developments for the plate mill, premium rod strategy and secondary steelmaking.

•

Completion of the Engineering Steels’ UK restructuring at Rotherham. Although installed within budget, the build up of production on the new process routes at Rotherham has been affected to a greater extent than expected by the complexity of the product mix that was transferred from Stocksbridge. As a result, certain products have continued to be rolled at Stocksbridge.

•

Positive steps in the expansion of the high value added aerospace business in Engineering Steels, enrichment in the mix of rod to higher grade applications such as tyre cord, and a number of key product and market developments in the division’s downstream and rail businesses.
•	Restructuring of the rail business at Hayange in France and securing of key long-term contracts, including with Network Rail.

In addition, 2005 has been the first year of operation of the Teesside Cast Products off-take agreement and has involved development of the relationship with the four international partners, including agreement on the first tranche of jointly funded capital developments substantially aimed at developing the output of higher grade products. As part of the UK restructuring programme, Corus is progressively developing its steelmaking capabilities elsewhere in the UK to coincide with Teesside supplying an increasing proportion to the external off-takers. During 2005, the supply of feedstock to Corus’ special profiles and rail businesses was successfully switched from Teesside to Scunthorpe.

The year started positively in terms of overall profitability, with high margins reflecting the cyclical peak in selling prices and a high global scrap price that provided a competitive advantage for the Long Products integrated route. However, by the end of quarter 1 scrap prices and margins were weakening, and supply chain inventories were high, in response to which the market in general constrained output to align production with demand. In the second half of the year the full impact of higher iron ore, coal and energy costs further squeezed profitability, together with the impact on margins of a prolonged period of lower scrap price. Outputs continued to be restricted until inventories were nearly in balance by the middle of quarter 4.

Products and markets
The Long Products division comprises the manufacture and sale of section products, plates, wire rod, narrow strip, engineering steels and semi-finished carbon steel products.

Sections (including beams, columns, bearing piles, joists and channels, rails and sleepers) are used in the construction, engineering, mining and railway industries. Special sections are used in automotive components, earth-moving

26  Corus Report & Accounts and Form 20-F 2005

Review of the period

equipment, forklift trucks and the mining industry. Plates are used in a broad range of applications, including offshore oil and gas production, renewable energy, power generation, mining, earth-moving and mechanical handling equipment, shipbuilding, boiler and pressure vessels, and structural steelwork. Wire rod is used for drawing into a variety of wire products.

The wide range of engineering steels products supplied includes free cutting, spring, forging and general steels for the automotive and related markets. Additionally, specialist steels are produced for the aerospace, power generation, oil and gas exploration and engineering industries.

The division also supplies semi-finished steel in the form of billets, blooms and slabs to third parties and to other parts of the Group.

Strategy
The strategy of the Long Products division, aimed at achieving sustainable returns through the steel cycle, is:

•

Define and develop core products for which Corus is capable of achieving a position as a recognised leading European supplier. Important developments in this area are highlighted under ‘Key issues’, in particular the premium rod strategy and the development of aerospace steels capacity.

•

Build on a solid UK and Northern European market base by focusing on improving competitiveness in terms of product cost, range, quality and customer service. Examples include the major investments at Scunthorpe and Rotherham.

•	Exit non core areas where a leading position is not considered achievable. Divestments during 2004 and the sale of Mannstaedt at the end of 2005 demonstrate progress in this area.

Turnover, deliveries and prices
Gross turnover for the period was £2,679m (2004: £2,605m) of which £714m (2004: £750m) was intra-group. The increase in gross turnover of 3% reflected an increase in average revenue per tonne of 18%, partly offset by the disposal of Tuscaloosa in 2004 and restrictions in output in 2005, which resulted in sales volumes being approximately 1mt (13%) lower than 2004. Gross turnover in the second half decreased by 14% from £1,444m to £1,235m.

Strong demand across the division’s high volume markets during the second half of 2004 led to a position of overstocking in the supply chain of some markets, most notably for sections and plate in the UK and mainland EU. In 2005, demand in these core markets fell as customers, particularly stockholders, sought to bring down excess inventories. To a lesser extent demand was also affected by reduced end-use activity, particularly in relation to rod for wire drawing in the UK. Output was constrained across a number of product sectors from quarter 2 2005 in order to bring inventories to more normal levels. This reduction in demand for the division’s major volume products of structural sections and commodity grade plate and rod was partly offset by continuing strong demand for rail and higher value added products such as aerospace, special profiles, higher grade plate and rod for tyre cord. This resulted in an improved overall product mix.

In the UK underlying steel consumption in construction remained strong, but the inventory reductions that took place during the year meant that overall UK demand for the division’s main products is estimated to have fallen by 18% year-on-year. The division’s UK market share for its main products decreased slightly to an estimated 52% in 2005 from 53% in 2004. The share taken by imports also fell slightly, while the share taken by other UK producers increased, notably for plate.

Gross deliveries in the year were 1.1mt lower than in 2004 at 7.1mt, reflecting the above factors. Of that total, intra-group sales accounted for 2.4mt (2004: 3.1mt), leaving external market sales at 4.7mt, 0.4mt lower than 2004.

Average revenue per tonne for the period amounted to £376 compared with £319 in 2004. Average revenue per tonne in the first half of 2005 was £387, decreasing to £364 in the second half.

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Review of the period

Selling prices for the division’s main products began 2005 at a high level, reflecting the significant increases that had been achieved during 2004, particularly in the second half. However, as 2005 progressed, prices declined from these peak levels in line with the development of the global steel market generally. Despite this decline, average selling prices for the year were still higher than in 2004 and, as a result, average revenue per tonne increased by £57 year-on-year. Within the average selling price in 2005 there was also a benefit related to the mix improvement initiatives that were part of the Restoring Success programme, which saw an increase in the proportion of higher added value products in the sales mix.

Operating costs
Operating costs for the period were £2,590m, which was 10% higher than in the previous year, and 5% higher before restructuring and impairment costs and profit on disposals. Raw material and consumables costs increased significantly during the year, as the increase in Chinese steel demand had led to significantly higher prices, most notably for iron ore, coal and alloys. In addition, the global increase in oil prices pushed up energy costs, with gas and electricity prices accelerating sharply during the latter part of the year; the impact being most acute on the electric arc production route. However, the increase in unit cost was masked by lower production volumes. Congestion at unloading ports at the beginning of the year, combined with exceptionally high international bulk shipping rates, also adversely affected operating costs.

Operating result
The operating profit for 2005 was £89m, a reduction of £159m compared with 2004. The operating result for 2004 included the reversal of an existing impairment provision in respect of the Teesside property, plant and equipment following the signing of the off-take agreement. Excluding restructuring and impairment costs and profit on disposals, the underlying result worsened by £56m, reflecting the sale of the Tuscaloosa business and the sale of slab from Teesside under the off-take agreement at cost rather than market price.

The operating profit in the first half of 2005 was £91m and approximately breakeven in the second half, reflecting reduced sales volumes, the weaker selling prices and the progressive squeeze from higher input costs, particularly iron ore, coal and energy.

Investment
Capital expenditure in 2005 amounted to £115m (2004: £106m). Three major schemes were completed during 2005, namely the UK restructuring plan at Rotherham, and the installation of a third ladle furnace and a second vacuum degasser at Scunthorpe. In addition, there are a large number of schemes in progress, including the investment of around £130m at Scunthorpe announced in February 2005 to strengthen Corus’ manufacturing capability and competitiveness in rail, structural sections and wire rod. The investment consists of the development of the medium section mill, a new bloom continuous casting machine and an on-site rail service centre with progressive commissioning through to quarter 3 2007.

The scheme to reline the Queen Victoria blast furnace at Scunthorpe is now scheduled to be completed in quarter 2 2006 (previously quarter 1), having been delayed in response to market conditions. The reline is expected to enable the furnace to operate until around 2015. The premium rod strategy project involving complementary investments in the finishing end and in product rolling and cooling is progressing to plan, and is expected to be completed by the end of 2006.

Two other schemes have been approved in 2005 and are in progress at Scunthorpe. The medium section mill distribution centre announced in August 2005 will establish the first automated sections distribution centre in Europe. The centre is connected to the medium section mill and the investment is additional to that announced in February 2005. It is expected to be operational by quarter 4 2006 and will be used to service all section deliveries, thus improving the quality of delivered sections and the responsiveness to customer requirements.

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Review of the period

The Queen Bess blast furnace was rebuilt in 1997 and a mid campaign repair will commence in quarter 4 2006, during which stave coolers, throat armour, hearth refractory and the gas cleaning plant will be replaced. This mid campaign repair will support operations at the furnace for an estimated 10mt (ten years) before the next reline. Completion is expected in quarter 1 2007.

Subsequent to the year end, Corus announced jointly funded investment of £40m for its Teesside Cast Products business, the biggest elements of which relate to further development of the plant’s slab casters.

Major capital projects

	Capital	Completion
Completed in the period	cost £m	date

Rotherham – UK restructuring plan	68	Q3 05

Scunthorpe – installation of a third ladle furnace	10	Q2 05

Scunthorpe – second vacuum degasser	7	Q4 05

	Capital	Completion
In progress at end December 2005	cost £m	date

Scunthorpe – long products strategic developments	130	Q3 07

Scunthorpe – reline of Queen Victoria blast furnace	19	Q2 06

Scunthorpe – reline of Queen Bess blast furnace	17	Q1 07

Scunthorpe – premium rod strategy	13	Q4 06

Scunthorpe – medium section mill distribution centre	10	Q4 06

Corus Report & Accounts and Form 20-F 2005  29

Review of the period

Distribution & Building Systems Division
Performance summary

£m unless stated	2005	2004

Turnover

Gross	3,021	2,606

Intra-group	50	72

External	2,971	2,534

Deliveries (kt)

Gross	6,617	6,348

Intra-group	163	153

External	6,454	6,195

Operating profit	48	66

Operating profit (before restructuring and impairment costs and profit on disposals)	44	79

Employee numbers at year end (headcount)	5,700	5,800

Capital expenditure (property, plant and equipment)	21	14

Key issues
Key areas of progress for the Distribution & Building Systems division in 2005 were:

•	Safety performance continued to improve as the divisional lost time injury frequency rate more than halved compared with 2004.
•	There was a strong operating result performance driven by Restoring Success initiatives, in spite of the more difficult market conditions experienced during the second half of 2005.
•	Restoring Success initiatives also made good progress in the areas of new product and market development, further rationalisation and market share growth.

Products and markets
The Distribution & Building Systems division provides an essential link between the Corus production facilities and steel user industries through its distribution and building products businesses, its trading and project activities, and its worldwide network of sales offices.

Corus sells its carbon steel products direct to end-users and through its own and external stockholding and service centre businesses. Typically, high volume purchasers buy directly from Corus mills, whereas low volume customers buy from stockholders and service centres, including those owned by Corus. Stockholders purchase steel from steel producers for subsequent resale and service centres purchase steel inventories for further processing prior to selling to customers.

Corus has a number of stockholders and service centres in various EU countries. The stockholding and service centre sector plays a major role in the distribution of most finished products in the EU steel market. In addition to offering rapid off-the-shelf service to low volume customers, major stockholders and service centres, including Corus’ businesses, increasingly offer further processing facilities to sectors such as the automotive, construction and earth-moving equipment industries.

Corus’ building product businesses, in the main, manufacture goods used in the construction of an industrial building’s external envelope. Products range from profiled steel and aluminium sheets to sandwich panels to clad roofs and walls to other ancillary items.

Corus International forms part of the division and consists of two major business streams, namely Trading and Projects, and is responsible for managing Corus’ network of sales offices throughout the world. Trading operates on a global basis buying and selling steel both internally and externally. Projects also operates globally and is responsible for sourcing multi-metal requirements and providing supply chain services on major construction projects.

Strategy
The strategy of the Distribution & Building Systems division is to develop as a value creation and growth driver for Corus and to provide an effective route to market in support of the Strip Products and Long Products divisions’ strategies by:

•

Growing distribution returns through the roll out of efficiency programmes, capturing more of the supply chain added value and developing into more specialist products and services. Developments in this area have included restructuring of the UK’s strip, plates and multi-products distribution businesses, and renewed focus on smaller customers through metal centres in the UK and the Ymagine™ strip product brand.

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Review of the period

•

Finalising building systems restructuring and efficiency programmes, and developing more value added construction products, services and systems. Examples include the restructuring of the panels and profiles businesses in the UK and France, and the investment in a new flexible profiling line in Germany.

•

Continuing the growth of Corus International by focusing on opportunities in international projects within selected worldwide sectors. In support of this, new offices have been opened in Europe, Africa, Asia and Australia.

Turnover, deliveries and prices
Gross turnover for the period was £3,021m (2004: £2,606m) of which £50m (2004: £72m) was intra-group. The increase in gross turnover of 16% was attributable to higher prices on average up by 11% and increased deliveries up by 4%, mainly in the Trading and Projects businesses. Gross turnover in the second half of 2005 reduced to £1,436m from £1,585m in the first half, as a result of lower prices and reduced deliveries.

In the UK, market demand for the core products processed and distributed by the division weakened in 2005 for both strip and long products. In mainland European markets, a similar trend was experienced. Demand for the building products sector remained flat in comparison with 2004.

Gross deliveries in the year were 6.6mt, compared with 6.3mt in 2004, with the vast bulk of sales being to the external market. Trading and Projects business volumes increased significantly in 2005, reflecting the successful growth strategy of Corus International. Distribution sales reduced due to lower demand in European markets.

Average revenue per tonne for the period amounted to £457 compared with £411 in 2004, reflecting the full impact of the selling price increases in the latter part of 2004 and further increases in the first half of 2005. Downward price pressure was experienced during the second half of 2005 and reduced average revenue per tonne from £475 in the first half to £438 in the second half.

Operating costs
Operating costs for the period were £2,973m, which was 17% higher than in the previous year and 18% higher before restructuring and impairment costs and profit on disposals. The increase was driven by steel costs as supplying mill prices rose significantly. Other operating costs were at a similar level to 2004 as cost reduction measures compensated for inflationary increases.

Operating result
The operating profit for 2005 was £48m, a reduction of £18m compared with 2004. Excluding restructuring and impairment costs and profit on disposals, the underlying result decreased by £35m as both margins and sales volumes in distribution reduced compared with 2004. Margins reduced as a consequence of lower gains from price change effects on inventory and reduced volumes due to weaker demand.

The operating profit in the first half of 2005 was £28m, reducing to £20m in the second half, reflecting lower distribution margins from price change effects on inventory and reduced sales volume. These were partially offset by higher profit on disposals in the second half from sale of surplus land.

Investment
Capital expenditure in 2005 amounted to £21m (2004: £14m). No major schemes were completed or approved during 2005. The focus of capital expenditure was on essential replacements to maintain the activities of the business and to meet safety and environmental obligations. The development scheme approved in 2004 for the cold rolling and service centre operations in Spain, Corus Laminacion y Derivados (LayDe), largely remains on schedule for completion in quarter 3 2006.

Major capital project

	Capital	Completion
In progress at end December 2005	cost £m	date

LayDe – pickling line optimisation and service centre development	5	Q3 06

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Review of the period

Aluminium Division
Performance summary

£m unless stated	2005	2004

Turnover

Gross	1,110	1,092

Intra-group	45	40

External	1,065	1,052

Deliveries (kt)

Gross	633	656

Intra-group	11	12

External	622	644

Operating (loss)/profit	(14)	11

Operating profit (before restructuring and impairment costs and profit on disposals)	25	53

Employee numbers at year end (headcount)	5,700	5,700

Capital expenditure (property, plant and equipment)	50	43

Key issues
Key areas for the Aluminium division in 2005 were:

•	Continued strong focus on health and safety produced a further improvement in the lost time injury frequency rate, which more than halved compared with 2004.
•	Planned improvements from Restoring Success initiatives were delivered.
•

The benefits of an increase in aluminium metal prices for the primary metal operations were offset by higher energy and raw material costs, and caused a margin squeeze in some of the downstream operations.

•	With the exception of the aerospace market, there was no significant growth in main markets compared with 2004.
•

Operational problems in the first half of the year at the two main rolling mills in Koblenz and Duffel constrained output, and resulted in additional costs being incurred in order to satisfy key customer demand.

•	Further strengthening of the Canadian dollar against the US dollar offset an improved performance in the Canadian rolling mill.
•	Weakening of the project market for extrusions impacted operations in Bonn, resulting in an agreed restructuring programme and related provisions.
•	A new energy contract for the Voerde smelter helped to mitigate the negative impact of significant increases in the general cost of electricity. Negotiations for a similar contract for the Delfzijl smelter are underway.

Products and markets
The Aluminium division is focused on customer specific aluminium products and produces a low level of standardised high volume products. The major product groupings and their main markets are:

Primary metal
The primary aluminium smelters produce approximately 271kt of rolling ingots and billets of which some 206kt are made from alumina (processed bauxite) using an electrolysis process. Approximately 67% of this output is dedicated to its downstream operations with the remainder sold to external customers under tolling or direct sales contracts. In 2005 the production of primary metal covered approximately 40% of the needs of the Corus rolled and extruded product businesses.

Rolled products
Rolled products, including aluminium plate, sheet and coil for the aerospace sector, heat exchangers and construction and automotive products, accounted for 72% of the division’s turnover during 2005.

Corus does not concentrate on supplying the packaging sector, which is a major application area for aluminium products, but concentrates on customer specific products in the transport, engineering, construction and household application sectors. This means that its main focus in rolled products is on the markets for aircraft plate and sheet, commercial plate, heat exchanger materials, automotive body sheet and speciality coil and sheet. The major geographical markets for these rolled products are in Europe, North America and the Far East, although Corus’ rolled products are sold principally to the European market. Corus is one of the major suppliers of aircraft plate in the world, supplying major aircraft manufacturers and their respective subcontractors.

Corus is a major European supplier of commercial plate, which is used predominantly in the transport and engineering

32  Corus Report & Accounts and Form 20-F 2005

Review of the period

sectors. It is also one of the major suppliers of automotive sheet in Europe and is one of the world’s leading producers of clad sheet and fins for the heat exchanger market, used predominantly by the automotive industry and its related component suppliers.

Extrusions
Extrusion products are divided into four product categories: industrial extrusions, building systems, hard alloys and projects. The main customers for these products are the building and construction, transport, electrical and mechanical engineering industries. Corus is one of the leading European suppliers of specialty rods and hard alloy extrusions, of which the major consumer is the automotive sector.

The extrusion plants sell over 90% of their finished products direct to end-users, with sales to distributors and service centres, including the distribution businesses of Corus, accounting for less than 10% of total sales. The transport sector (especially aerospace and automotive) is the largest market for downstream aluminium businesses, accounting for over 40% of Corus’ rolled products sales and over 35% of its extrusions sales. The construction industry is also a key market for the extrusions business, accounting for almost 35% of turnover.

Strategy
The strategy of the Aluminium division is to achieve sustainable returns through:

•

Strengthening the position of core activities in selected markets for rolled and extruded products, and achieving a position as a recognised leading supplier in the chosen sector. Important developments in this area are highlighted under ‘Investment’, in particular the capacity and capability in relation to aerospace supplies and the new press at Vogt. The division also announced a new five year contract with Airbus in 2005.

•

Focusing on higher added value, more technically demanding products supplied direct to end-users. Examples included the rationalisation measures at Bonn and product mix improvements towards more specialised products.

•	Supporting core activities by dedicated primary metal production and recycled metal.

Dynamics of the business
Corus manufactures predominantly in Europe, which is also the main market for most of its aluminium products, accounting for 70% of the Aluminium division turnover. High added value products such as aircraft plate, brazing sheet and speciality extrusions are also sold worldwide. The principal factors influencing financial performance are demand levels for rolled and extruded products, the LME (London Metals Exchange) price of metal for primary operations, US dollar exchange rates and the operational performance of plants.

Demand
Global demand for primary aluminium rose by 5.6% in 2005 to over 32mt, having grown by over 9% in 2004. The growth was supported by continuing strong development in China and above average growth in CIS, Eastern Europe and Latin America. Growth in Western Europe was limited and in the USA was more moderate at around 1%. Inventory decreased further and supported an upward trend in the aluminium metal price. The average three-month forward rate quotation on the LME for aluminium rose from US$1,721 per tonne in 2004 to US$1,900 per tonne in 2005, an increase of over 10%. Towards the end of the year, prices rose further to US$2,250 per tonne, influenced by high spot raw material prices and smelter closure announcements.

LME price
Aluminium ingots for further processing are widely traded on the LME, providing fully transparent pricing for worldwide trading. Trade on the LME is in US dollars, with prices normally quoted for delivery three months ahead. As LME pricing increases then profitability of the business tends to increase.

The revenue of the primary smelters is directly linked to the LME, but their input costs are only partly related. These units, therefore, experience a change in profitability in direct relationship to the movement in the LME. In contrast, the rolled and extruded products businesses experience swings in their material costs in line with the LME movement.However, this is largely passed through into revenue by operation of the commercial customer terms unless the metal price is fixed through long-term supply contracts.

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Exchange rates
Aluminium is traded worldwide in US dollars. Weakness of the US dollar against the euro and the Canadian dollar leads to reduced margins in the European based primary operations, and on rolled and extruded product sales when denominated in US dollars.

Global aluminium market
The Aluminium division accounted for 11% of Corus’ sales in 2005, unchanged from 2004.

Historically, the aluminium industry was highly integrated, with the major companies active from bauxite mining through to the delivery of castings, and rolled and extruded products. With the geographical split of mining, the concentration of smelters in low energy cost locations, rolling mills and extrusion operations in consuming areas, and global commodity metal pricing, the need for vertical integration was no longer evident. As a consequence there are major companies in raw materials and metals that are not or only partly active in downstream operations and vice versa. This is supported by the fact that, for the majority of products, metal price developments are transferred to the final customer of downstream products.

2005 mt	Primary aluminium		Rolled and extruded products

	Consumption Production		Consumption Production

Western Europe	6.7	4.7	6.3	6.8

CIS & Eastern Europe	1.7	4.6	1.5	1.5

North America	7.3	5.4	7.1	6.7

Latin America	1.2	2.4	1.0	1.0

Japan	2.4	—	2.2	2.3

China	7.2	7.8	6.2	6.0

Rest of Asia & Middle East	4.8	3.0	3.9	3.8

Rest of World	0.8	4.0	0.6	0.7

Total	32.1	31.9	28.8	28.8

Source: AA, EAA, CRU

With raw materials and metal being globally traded products, the majority of rolled products stay within a continent and most extrusions are sold even more locally. High added value downstream products, however, are traded worldwide and imports from low cost areas are experienced from time to time. Western Europe is a major importer of primary metal with a shortage of approximately 2mt (30%), but is a net exporter of some 0.5mt (12%) of rolled products.

The preceding table gives a geographical breakdown of consumption and production of primary aluminium, and of rolled and extruded products.

Corus is focused on downstream activities, selling products to high added value markets to differentiate it from high volume and/or low cost commodity producers. It covers some 40% of its metal needs from its own primary aluminium smelters, which focus their deliveries to special alloys and formats.

In primary metal Corus is globally a small producer, but in rolled and extruded products it ranks behind the major producers, Alcoa, Novelis, Hydro Aluminium and Alcan. Corus’ main operations are in Europe, with some smaller majority owned operations in rolling in Canada and extrusions in China. Also in Europe it competes with the same companies. In addition to the largest competitors, there are a number of additional competitors in rolled products and a large number of independent extruders.

Sales
The table below sets out Corus’ Aluminium division sales in 2005 by major product grouping and by geographical market.

	By value		By volume

	£m	% of total	mt	% of total

Rolled products	772	72	0.43	69

Extrusions	213	20	0.10	16

Primary metal	80	8	0.09	15

Total	1,065	100	0.62	100

UK	53	5	0.02	3

Other European	696	65	0.46	74

North America	210	20	0.09	15

Other areas	106	10	0.05	8

Total	1,065	100	0.62	100

34  Corus Report & Accounts and Form 20-F 2005

Review of the period

Turnover, deliveries and prices
Gross turnover for the period was £1,110m (2004: £1,092m) of which £45m (2004: £40m) was intra-group. The increase in gross turnover of 2% was attributable to an increase of 5% in average revenue per tonne, partially offset by a reduction in total deliveries of 4%.

Gross deliveries in the year were 0.6mt, more or less unchanged compared with 2004, with the bulk of sales being to the external market.

European markets
After growth of 2.7% in 2004, demand growth for rolled and extruded products in Europe was weak and amounted to only 0.2% in 2005. Within this total, demand for rolled products grew by 0.5% but reduced for extruded products by 0.4%. The transport and packaging sectors supported the growth; the construction market giving a mixed picture with negative sentiment in the German market spreading to other European countries. Overall prices of rolled and extruded products increased but, in general, they were not able to follow the metal price increases, causing a squeeze in the margin over input metal price.

Deliveries of rolled and extruded products to European markets amounted to 0.39mt in the period compared with 0.41mt in 2004.

Other markets
After a strong recovery in 2004 when demand grew by 9%, growth in the North American market reduced to 2% in 2005. Continuing strong developments in the transport and construction sectors were offset by a decline in the packaging area. Margins over metal remained quite strong in the first half of the year, but weakened with the sharply rising metal prices at the year end.

The Japanese and South Korean markets showed some decline in 2005, but other Asian markets again had high growth rates in 2005. Growth in China moderated but was still over 17% in 2005.

Deliveries of rolled and extruded products to markets outside Europe amounted to 0.14mt, compared with 0.13mt in 2004.

Prices
Average revenue per tonne for the period amounted to £1,754 compared with £1,665 in 2004. Average revenue per tonne in the first half of 2005 amounted to £1,709 increasing to £1,802 in the second half.

These increases were principally driven by the increase in the LME price for aluminium referred to above. However, product price increases in Europe were not able to fully absorb the increased metal price. As in 2004, the continued strengthening of the Canadian dollar against the US dollar also had a negative effect on the average revenue per tonne in the division’s Canadian operation. Nevertheless, the division’s prices and margins were improved through product mix changes at the Duffel and Koblenz operations, partly offset by negative mix effects in the extrusions business, which was affected by deteriorating market conditions in the project sector.

Operating costs
Operating costs for the period were £1,124m, 4% higher than in the previous year, both before and after restructuring and impairment costs. Raw material costs increased compared with 2004 due to LME price increases for aluminium, which was partly mitigated by reduced sales. Energy costs also increased significantly, which particularly affected the division’s smelting operations.

The raw material requirements for the aluminium businesses are obtained in part by importing alumina for the production of primary aluminium and in part by buying slabs, billets and aluminium scrap. These materials are purchased by Corus from third party suppliers under competitively priced supply contracts or bidding arrangements.

Operating result
The operating loss for 2005 was £14m, a deterioration of £25m compared with the operating profit of £11m in 2004. Restructuring and impairment costs included an impairment

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Review of the period

in the value in use of the property, plant and equipment associated with the division’s smelting operations in Europe, following further substantial increases in energy costs; and restructuring of the extrusions business in Bonn, including impairment of property, plant and equipment. The result for 2004 had also included impairment charges in respect of the division’s smelting operations.

Excluding restructuring and impairment costs, the underlying result deteriorated by £28m. The result was affected by the lower sales volume by 4% compared with 2004, and higher input costs that were not fully recovered in increased selling prices. In addition, both rolling mills at Koblenz and Duffel were affected by loss of production capacity caused by operational problems in the first half of the year. The overall negative effect of these factors was only partly offset by improvements in product mix, particularly in the rolled products business.

The operating profit in the first half of 2005 was £12m, worsening to a loss of £26m in the second half due to restructuring and impairment costs, and the impact of increased energy and raw material costs.

Investment
Capital expenditure in 2005 amounted to £50m (2004: £43m). Two major schemes were completed during 2005; namely the aircraft project at Koblenz and the 220kV high voltage cable at Delfzijl. The former scheme was gradually introduced in 2005, aimed at increasing the capacity and capability in relation to aerospace supplies. With the dual mode of the wide warm mill, Koblenz is now also able to supply very wide cold rolled coil, which can be heat treated on the Duffel CAL-P line for aerospace and wide automotive applications. The latter scheme for a new high voltage connection to the Delfzijl smelter will reduce electricity transport costs from the start of 2006.

Progress on the scheme to upgrade two slab preheating furnaces at Duffel is on plan and will be completed in quarter 2 2006.

Three other major schemes have been approved during 2005 and are in progress. A new narrow width slitter at Duffel will replace older equipment, and will better position the business in the special tubing and auto heat exchanger markets. Replacement of the main drive components of the hot rolling mill at Koblenz, which have reached the end of their operational life, will improve the reliability of this key equipment. In addition, the replacement of the 35 MN press by a new 45 MN press at Vogt will meet the automotive market requirements in respect of quality, and length and weight dimensions. The Koblenz scheme is due to complete in 2007 while the other two schemes will complete during 2006.

Major capital projects

Completed in the period	Capital cost £m	Completion date

Koblenz – aircraft capacity and capability	29	Q3 05

Delfzijl – 220kV high voltage cable	7	Q4 05

In progress at end December 2005	Capital cost £m	Completion date

Koblenz – replace main drive components of hot mill	11	Q1 07

Vogt – new 45 MN extrusion press	8	Q2 06

Duffel – narrow width slitter	6	Q3 06

Duffel – upgrade two slab preheating furnaces	5	Q2 06

36  Corus Report & Accounts and Form 20-F 2005

Review of the period

Central and other
Performance summary

£m unless stated	2005	2004

Turnover

Gross	77	67

Intra-group	65	59

External	12	8

Operating loss	(48)	(80)

Operating loss (before restructuring and impairment costs and profit on disposals)	(53)	(74)

Employee numbers at year end (headcount)	1,600	1,300

Capital expenditure (property, plant and equipment)	9	2

Key issues
Certain activities are managed centrally and undertaken on behalf of some or all divisions in the Group. These functions include:

•	research and development (with over 950 employees located in the UK and the Netherlands);
•	supplies and purchasing support;
•	commercial coordination;
•	health and safety;
•	human resources;
•	legal services;
•	corporate relations;
•	corporate development and strategy;
•	Group secretariat;
•	property;
•	finance related functions such as reporting and control, corporate finance, internal audit, mergers and acquisitions, investor relations and UK Financial Shared Services; and
•	Group senior management.

Where appropriate the net costs of these functions are allocated to the operating division results. However, certain costs are not allocated in this way and these include costs relating to stewardship, corporate governance and country holdings, and Group consolidation entries. Also during the period there have been a small number of individually non-recurring costs charged to the ‘Central and other’ result. In 2005 non-recurring items totalled £29m (2004: £32m) and included costs associated with renegotiating the Group’s syndicated bank facility and the impact of a fire at Port Talbot (which fell within the Group’s self-insurance limits). Non-recurring items in 2004 included insurance costs for historic industrial exposures of personnel, advisor fees on transactions such as the long-term agreement for Teesside Cast Products, and provision against the transfer of AvestaPolarit employees from the British Steel Pension Scheme.

The increase in employee numbers between December 2004 (1,300) and December 2005 (1,600) is, in large part, attributable to the establishment of a Financial Shared Services operation in the UK, providing transactional financial services to the Group’s UK based businesses. These services were previously locally located at individual businesses or groups of businesses, where there has been a reduction in employee numbers.

Overall net costs totalled £48m in the period (2004: £80m). Excluding restructuring and impairment costs and profit on disposals, these costs were £21m less than 2004.

Investment
Capital expenditure in 2005 amounted to £9m (2004: £2m). The majority of the expenditure was incurred on upgrading equipment at the Group’s technology centres. One significant project has been approved in 2005 for the replacement of the central office of the Group’s research and development centre at IJmuiden at a cost of £6m. The project is scheduled for completion in 2007.

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Review of the period

Property, plants and equipment
The properties set out in the table below are the primary processing works of Corus, which are held substantially in freehold.

The steelworks supply steel not only to external customers but also to other Corus operating sites. A number of Corus rolling mills and process lines are located on the same sites as the steelworks, but most of Corus’ operating sites do not have steelmaking facilities. These include: the strip mills at Llanwern, South Wales; the tinplate works at Trostre, South Wales and Bergen, Norway; the coating works at Tafarnaubach, South Wales, Shotton, North Wales and Maubeuge, North France; the electrical steels works at Newport, South Wales and Surahammar, Sweden; the tube mills at Corby and Hartlepool, England and Oosterhout, Arnhem and Maastricht, Netherlands; the plate mill at Dalzell, Scotland; the rail mills at Workington, England (rail manufacture is scheduled to transfer to Scunthorpe during 2006) and Hayange, North-East France; the hot and cold rolled narrow strip mills at Brinsworth, England, Dusseldorf and Trier, Germany and Warren and Bethlehem, USA; and the section mill at Skinningrove, England. The section mill at Mannstaedt, Germany was sold at the end of December 2005.

The most significant non-steelmaking sites are Llanwern works (operational area 1,200 acres) and Shotton works (operational area 458 acres).

The aluminium smelting works supply some other Corus operating sites. The other sites include: the aluminium rolling mills at Koblenz, Germany, Duffel, Belgium and Cap-de-la-Madeleine, Canada (60% interest); and, the aluminium extrusion lines at Vogt, Bonn and Bitterfeld in Germany, Duffel, Belgium and Tianjin, China (61% interest). The Duffel site in total is 180 acres and the Koblenz site is 75 acres.

Corus’ registered office and head office is located at 30 Millbank, London SW1P 4WY, England, where it leases office space with a gross internal area of some 29,000 square feet. Its facilities are generally adequate for its purposes.

	Approximate total operational site area (acres)	Gross external area of buildings and plant (acres)	2005 Production capacity (mt)	(a)	2005 Actual output (mt)

Port Talbot Steelworks, West Glamorgan, UK (b)	3,100	153	4.1		3.6

Scunthorpe Steelworks, South Humberside, UK	2,700	466	4.5		3.8

Teesside Steelworks, Redcar, Cleveland, UK	2,400	295	3.9		3.2

Rotherham and Stocksbridge Steelworks, South Yorkshire, UK (c)	1,200	99	1.5		0.8

IJmuiden Steelworks, Netherlands (d)	1,885	494	6.8		6.8

Delfzijl Aluminium Smelting Works, Netherlands	106	26	0.1		0.1

Voerde Aluminium Smelting Works, Germany	215	49	0.1		0.1

(a)

Production capacity is based on the maximum possible production in 2005 taking into account upstream and downstream bottlenecks, assuming full manning of facilities and including any plant mothballed. For steelworks, figures are for crude steel and are broadly consistent with those submitted to the European Commission as part of its annual investment and capacity survey. For aluminium, figures are included for the two smelters of Corus Primary Aluminium. In practice, facilities may be manned only to the level required to provide semi-finished materials for downstream finishing processes and for sale.

(b)

As the effects of UK restructuring measures progressively impacted through 2005, production capacity increased from 3.8mt in 2004 to 4.1mt per annum in 2005, and is expected to increase further to 4.7mt per annum by the end of 2006.

(c)

Steel production for engineering steels has been concentrated at Rotherham as part of UK restructuring, with the closure of steelmaking at Stocksbridge in South Yorkshire in 2005.The aerospace steels and all finishing of engineering billets/rounds have remained at the Stocksbridge site. The production capacity figure for 2005 includes Stocksbridge for half of the year.

(d)

IJmuiden Steelworks is in the process of increasing steelmaking capacity from 6.5mt per annum in 2004 to 7.5mt per annum by about 2010. This anticipated increase in capacity is expected to be achieved by the implementation of several capital expenditure schemes designed to reduce bottlenecks and improve availability of various production units. Steps taken during 2005 as part of this process increased capacity to 6.8mt per annum in that year.

38  Corus Report & Accounts and Form 20-F 2005

Review of the period

People
Most regrettably, there were two fatal accidents to Corus employees during 2005, both resulting from crush injuries. The accidents occurred in South Wales; one in April at Pontarddulais and one in May at Port Talbot. The incidents were thoroughly investigated and recommendations were issued to all sites.

The number of serious incidents as measured by lost time injury frequency rates continued to fall in 2005, and reduced by 24% compared with 2004. This continued the improvement in performance that has been achieved since 2002.

The Executive committee continued to focus on the Group’s health and safety performance as a key priority and led the improvement programme throughout the year. During 2005, members of the Executive committee carried out over 150 tours, issued new standards on managing contractors and safe working procedures, and sponsored training in health and safety for the Group’s 400 most senior managers. As part of this two day training programme, all senior managers were required to review their personal commitment to health and safety, and to identify ways of improving their personal performance in this area. In addition, all employees and key contractors were required to attend a half day workshop to discuss health and safety issues, including lessons from the two fatal accidents during the year.

In the year, there were no health and safety prosecutions against Corus. However, following the year end, Corus was informed that it is to be prosecuted for two alleged breaches of the Health and Safety at Work Act following the explosion at the no.5 blast furnace at Port Talbot in 2001. Further details of this matter are provided in ‘Ancillary information’ on page 164.

At the end of December 2004 the number of employees in the Group was 48,300. This reduced to 47,300 at the end of December 2005, with the analysis by division being Strip Products 22,500, Long Products 11,800, Distribution & Building Systems 5,700 and Aluminium 5,700. 1,600 employees are not attached directly to one of the divisions. The net reduction compared with 2004 of 1,000 reflected the disposal of Mannstaedt in Germany at the end of 2005 and the closure of the billet mill in Stocksbridge (Engineering Steels). In the review period, UK manning levels declined from 24,400 to 24,000 and in Germany from 5,800 to 4,900, whereas manning levels in the Netherlands rose from 11,200 to 11,400. The other principal countries in which Corus has employees are France 1,600, Belgium 1,700, Canada 800 and the USA 600.

The average number of employees in the Group for the period was 48,200 including 24,300 in the UK, 11,300 in the Netherlands and 5,700 in Germany. This compared with 48,600 overall in 2004.

Corus has experienced no significant industrial relations problems since its formation in 1999. Well developed procedures have operated in all parts of the Group for a considerable time for the purpose of consulting and negotiating with the trade unions, the European Works Council and employee representatives, and these have been further developed and used extensively in discussions on the substantial changes that have been required in working practices and the number of employees as a result of the restructuring programmes and major closures. Approximately 78% of Corus’ UK employees are members of trade unions, with trade union membership in the Netherlands estimated to be around 45% and in Germany estimated to be in excess of 50%.

The British Steel Pension Scheme (BSPS) is the principal pension scheme of the Group in the UK. It is a defined benefit scheme and members contribute at the rate of 5% of pensionable earnings. As part of a package of revisions to the contribution and benefit framework of the BSPS agreed with trade unions, the rate of members’ contributions will increase to 6% of pensionable earnings with effect from 1 April 2006. Since 1 April 2003, the Company has contributed at the rate of 0% of pensionable earnings to the Main Section of the scheme, supported by a past service actuarial surplus, and 12.3% to the Acquisition Section. Following the triennial valuation as at 31 March 2005, the Actuary has certified that the Company contributions to meet the cost of future service benefits should be 10% in the Main Section and 12.3% in the

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Review of the period

Acquisition Section with effect from 1 April 2006, subject to review at future actuarial valuations. The next formal valuation of the scheme is scheduled to be undertaken as at 31 March 2008. The main features of the 2005 valuation of the scheme and information about other UK pension schemes operated within the Group are provided in Note 37 to the Accounts.

The Stichting Pensioenfonds Hoogovens (SPH) scheme is the principal pension scheme of the Group in the Netherlands. It is a defined benefit scheme and contributions in 2005, which can vary according to the funding ratio of the scheme, stood at 10.8% from the Company and 6.4% from members relative to gross pensionable earnings. Further information about the SPH scheme is provided in Note 37 to the Accounts.

As previously indicated, The Corus Way will only be achieved through the full involvement, motivation and engagement of people, and in support of this Corus has continued to invest in the training and development of all its employees. Most training was delivered locally in divisions and business units, supporting their strategies. For example, training initiatives included support for business restructuring, for the Group-wide programme of Continuous Improvement, and for the development of apprentices. The programme of Continuous Improvement was supported by awareness workshops for all management teams and by an extensive training programme for Continuous Improvement coaches.

As well as initiatives with existing employees, the improvement in the Group’s performance in recent years and recruitment initiatives under the Restoring Success programme helped Corus to be included in ‘The Times Top 100’ graduate employers for 2005/06, issued in September 2005.

Environment and the community
Corus believes that respect for the environment is critical to the success of its business. Corus is committed to minimising the environmental impact of its operations and its products through the adoption of sustainable practices and continuous improvement in environmental performance.

To implement its environmental policy, Corus’ businesses have systems in place that focus on managing and minimising the effects of their operations. To date, over 86% of manufacturing operations have been certified to the independently verified international environmental management standard, ISO 14001. The Group has set a target to achieve 100% certification by the middle of 2006.

Climate change is one of the most important issues facing the world today. Corus recognises that the steel and aluminium industries are significant contributors to man-made greenhouse gas emissions as the manufacture of steel produces carbon dioxide (CO2), and the manufacture of primary aluminium generates both CO2 and perfluorocarbons (PFCs).

Corus has made a voluntary agreement with the Dutch government to benchmark its energy efficiency against world-best standards. In the UK, Corus has negotiated an agreement with the government to reduce total energy consumption by 14.7% compared with 1997 levels by 2010. Furthermore, in conjunction with the European primary aluminium industry, Corus voluntarily agreed to reduce PFC emissions by at least 50% compared to 1990, by the end of 2005. This target has been achieved, with emissions reduced by approximately 90%.

In addition to these improvements, Corus is also working with other steelmakers in Europe on a major research and development project (ULCOS – Ultra Low CO2 Steelmaking) to identify and prioritise low CO2 emission iron and steelmaking processes that could go forward for semi-commercial scale pilot tests, with the ambitious objective of reducing carbon emissions by 50% by 2050.

The EU Emissions Trading Scheme (EUETS) was adopted on 22 July 2003 and came into force on 1 January 2005. The scheme currently focuses on CO2 emissions and applies to various production processes, including those used in the production of steel. Each EU member state has its own nationally negotiated emission rights allowance, which is allocated back to CO2 emitting sites. Sites have permission to emit CO2 up to the value of their rights allocation. Any surplus can be sold and any deficit can be purchased on the emission

40  Corus Report & Accounts and Form 20-F 2005

Review of the period

rights market. The emission rights trading price at the end of December 2005 was €21.65 per tonne. Phase 1 of the EUETS covers 2005 to 2007, with usage of rights being externally verified and reconciled annually. Failure to possess adequate rights to match emissions is penalised at €40 per tonne of CO2 in Phase 1, plus the cost of purchasing these rights.

The EUETS Phase 1 targets are challenging but achievable and Corus expects to meet its environmental obligations. Phase 1 affects 15 Corus sites, principally in the UK and the Netherlands. CO2 allocations to Corus under the UK National Allocation Plan (NAP) broadly reflect its requirements for Phase 1, although the exact emissions calculation methodology is under discussion with DEFRA/the Environment Agency. Latest forecasts suggest there may be a small surplus of rights granted for 2005 (some 5% for the Group in total), arising principally because of production cuts in the second half of 2005 to alleviate high inventories in the steel market. This figure will not be verified until April 2006. Under the Dutch NAP for Phase 1, Corus is forecast to be short of rights in 2005 and also for the full period of Phase 1. The deficit in emission rights in the Netherlands has been and will be met, in the first instance, from any surplus from Corus in the UK.

The outcome in years 2 and 3 of Phase 1 is uncertain because of the discussions in the UK about the emissions calculation methodology. Phase 2 (2008 to 2012) allocations will not be published until later in 2006.

Increasing attention is being focused on developing products that have a better environmental profile or that have inherent environmental advantages. To help vehicle manufacturers develop emission-free fuel tanks that meet future environmental legislation and recycling targets for end of life vehicles, Corus has developed Neotec™. As a lead-free metallic (tin/zinc alloy) coated steel, Neotec™ has a number of advantages over permeable plastic fuel tanks. Notably it is significantly easier and less expensive to recycle, particularly when plastic is impregnated with fuel.

Corus aims to contribute positively to the communities around or near to its operations. As well as providing employment for many thousands of people, Corus actively participates in community initiatives and encourages biodiversity and nature conservation.

Corus is also active in stimulating regional employment. For example, at IJmuiden in the Netherlands, about 100 acres of Corus land has been used to boost regional economic development, and a number of small and medium sized companies have now established themselves in the IJmond Business Park.

Corus has also continued to finance local community projects, contributing towards a number of initiatives including: community sports facilities on Teesside and in Scunthorpe; improved safety around the Gildespoor railway line near IJmuiden; better facilities for Scunthorpe schools and church halls; and improved access to new woodland and open spaces, together with involvement of school children in nature projects at Stocksbridge.

Corus believes that community investment means more than simply providing money to help others. In some cases Corus is best able to support good work with gifts in kind, by providing materials, specialist skills or the use of Corus facilities. For example, Corus supplied over 50 tonnes of steel to a project to restore HMS Trincomalee, which was built in 1817. Following this donation, HMS Trincomalee has now been fully restored and serves as a popular tourist attraction at Hartlepool Historic Quay in the north east of England.

Corus will publish a full corporate responsibility report in May 2006 detailing the progress made in 2005 in terms of health, safety and environmental performance, and covering social and ethical issues. This will be available on the Group’s website: www.corusgroup.com

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Technology
Continuous improvement of processes and products as well as ongoing development of high added value products targeted at profitable markets have been essential in meeting the objectives of Restoring Success and will remain so with the longer term development of The Corus Way. This is reflected in the stronger emphasis that is being placed on research and development, and the increased investment in this area.

Following the decision taken in 2004 to retain both the Swinden and Teesside Technology Centres in the UK, major investments were approved in 2005 aimed at upgrading the pilot plant facilities for steelmaking at the latter centre. An increase of the steelmaking capacity, installation of a tank degasser/ladle arc furnace and modification of the pilot caster into a vertical-with-bending machine will provide Corus with improved experimental facilities for the development of new steel grades. In particular, the upgraded equipment due to be commissioned in 2006 will play an important role in the development of high strength, high ductility (HSD) steels for which there is rapidly increasing demand from the automotive industry. In October 2005 Corus and the German steel company, Salzgitter Stahl GmbH, announced an agreement for the joint development of these steel grades.

At Swinden Technology Centre, Corus has established a long-term collaboration with the National Metals Technology Centre (NAMTEC). NAMTEC, whose main objective is the provision of knowledge, research and training services to the metals and manufacturing industry, is now housed on the Swinden site and will assist industries in the UK in technological development.

In 2005, a technical collaboration contract between Corus and Sumitomo Metals Industries was extended for a further three years. The contract is aimed at developments for the automotive and engineering sectors and, since its inception in 2002, has delivered benefits to both companies and their customers.

A new central office is to be erected for the IJmuiden Technology Centre and the ceremonial first pile for the new building was driven on 16 December 2005 by the Group’s

Chief Executive. This will enhance the presentation of Corus Technology to business relations and other visitors, and emphasises the importance attached to technology by the Group.

Corus is a major partner in the ULCOS project mentioned in the ‘Environment’ section. Throughout 2005, Corus has been actively involved through its research and development, and project management capabilities. The project has made substantial progress in the evaluation and screening of potential combinations of new process technologies and future energy scenarios.

Another major European collaborative project launched in 2005 was ManuBuild, which is a four year integrated project with a budget of approximately €50m focusing on the supply of housing. Led by Corus in the UK, the project in which 25 partners from ten European countries will collaborate should enable a step change from the current construction methods towards unconstrained design with ultra-efficient manufacture and construction using industrial methods.

Applying world class processes throughout the Group is one of the key objectives of The Corus Way. This underlines the importance of ongoing process research in order to achieve the best results in terms of product quality, output and process consistency at the lowest possible cost. An example of this is the continuous search for lower cost alternatives for the principal raw materials needed for the Group’s operations. Extensive experiments have shown that it is possible to use petrol coke (a residue from oil refining) or coal types previously considered unsuitable for coke making or use in the blast furnace without compromising process efficiency or hot metal quality. This potentially entails considerable cost savings.

Much research effort is spent on improving the performance of existing installations and helping specify new installations that are often part of upgrading projects. At Corus’ Scunthorpe Works, for example, the structure of the existing slab caster is being modified following research into solidification behaviour and deformation as the strand proceeds through the caster. This will allow higher casting speeds and accommodate a

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wider product mix, so enhancing both caster throughput and product quality as well as enabling the product range to be extended towards higher added value steel grades.

A major objective of the Group’s strategy is applying best practices and taking advantage of available expertise throughout the Group. A typical example of this is the continuous development of surface defect catalogues. Surface defects in the final product may result in customer complaints, so their elimination adds to profitability. As many different types of defects with widely differing characteristics and features may occur during the various stages of production, surface defect catalogues are being developed to support the recognition of defects and the identification of effective countermeasures. These intranet-based knowledge systems contain as much information on the appearance and causes of known defects as could be assembled from past occurrences. Such catalogues are now available for ten different Corus plants and provide an invaluable aid in tracing and counteracting defects, thereby improving overall product quality. They are also a good example of the use of present-day information technology facilities in disseminating detailed knowledge throughout the Group.

Driven by the objective of extending the Corus product mix towards a higher share of high value-added products, product development for key markets has continued at a steady pace. For the construction market, Corus has developed a new architectural electromagnetic shielding system, MagnaShield™, to protect people and sensitive equipment from the effects of interference from electromagnetic fields. It has been developed jointly with specialist electrical steel producer Cogent Power, which is a 75% owned subsidiary of Corus. The distinctive way the modular panels of specialist steel are produced ensures that there will never be a through-thickness joint in any part of the shield. MagnaShield™ can be used to totally encase sources of electromagnetic interference in buildings or rooms, and the system is suitable for use in many industries, especially in medical and high voltage applications.

For the automotive market, Corus has developed a unique adhesive coated material, Envirobond™, that is free from hexavalent chromium. The material will help carmakers to avoid the use of environmentally undesirable hexavalent chromium and meet the requirements of the End of Life Vehicle (ELV) directive. Envirobond™ offers an alternative for the manufacture of components where pre-applied reactivatable adhesives are required, such as weather strips for the linings of doors, sunroofs, bonnets, boots, body side mouldings, brake shims and interior trim.

To meet market demands, Corus is also continuously enhancing the properties of its range of aluminium sheet products for automotive applications. Key areas of development are coil pre-treatment and improved alloys. For a body sheet material, paint bake response, which is the strength gain achieved during the carmaker’s paint curing process, is an important characteristic. As the short modern paint-bake cycles only allow a fraction of the age hardening potential of the alloy to be exploited, Corus has started the development of thermal coil treatment, which is effective in increasing the paint bake response. Laboratory experiments have shown that by additional heat treatment the strength after the forming and paint-bake processes can be increased substantially, and this has resulted in the introduction of the new body sheet material SuperliteVI™.

Corus materials and vehicle engineering expertise is often used to support customers. An example is LDV’s new Maxus range of light commercial vehicles that was launched in January 2005. The final vehicle design was made after a number of studies that were undertaken with support from Corus’ Automotive Sector Unit that has helped LDV in identifying weight reduction and vehicle assembly improvement opportunities; for example, by using Galvatite™ hot dip galvanised steels throughout the body structure.

For the packaging market, the polymer coated material Protact™ is gradually finding its way into different sectors of this market. In addition to food cans previously launched, a first production run of Protact™ beverage cans that were developed in collaboration with can maker Amcor has been successfully completed. The Protact™ beverage can is the first steel can that is suitable for all drinks without any modifications. In addition, the production route is simplified

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compared with the conventional route for steel beverage cans, which reduces both investment and operational costs resulting in can making being economically attractive for smaller volumes and in remote areas.

In the 2005 ‘Can of the Year’ competition, a bronze prize was awarded to the two-piece aerosol can made by customer DS Containers. The container with both the can and the end made from Protact™ is modelled after the successful ‘bottle can’ developed by Daiwa Can Company (Japan), the technology of which has now been extended to polymer-coated steel. The use of Protact™ makes it possible to safely pack not only aerosol products, but other liquids as well. The seamless pack offers high quality decoration possibilities with no risk of corrosion. Corus has supported the development of the tooling and the demanding forming process of this can based on its experience with polymer-coated steel. Also at the ‘Can of the Year’ competition, a gold prize was awarded to Corus in the category, Prototype Packaging Formats, for its aerosol concept ‘the Buzz’ that combines steel and plastics in one innovative design.

Corus is the proprietor of a number of patents and national and international trademarks, and is party to a number of inward and outward technology licences, none of which individually has a material influence on the Corus business or profitability. At the end of 2005 Corus owned 576 valid patents and, during 2005, 41 new patent applications were filed.

Research and development expenditure in the last two financial periods is set out below:

£m	2005	2004

Gross expenditure	75	71

Less: Recoveries (a)	(9)	(6)

Net expenditure	66	65

(a)	Recoveries comprise fees received from other steel and engineering companies and funding assistance from the EU.

Business risk management
The Group’s management operate a risk management process that complies with the corporate governance requirements set out in the ‘Internal Control Guidance for Directors on the Combined Code’ as issued by the ICAEW. A full assessment of business risk is undertaken annually to produce a Group-wide risk profile that identifies the Group’s significant risks, the probability of those risks occurring and their potential impact should they do so. The Group’s management has the prime responsibility for the design, operation and adequacy of prevention, monitoring and modification practices adopted to manage the risks identified. The annual review is conducted at the end of the third quarter in each year and is reported to the Executive committee, Audit committee and Board. The Executive committee, business unit managing directors and functional heads undertake the assessment of the principal risk areas and related risk management practices for the Group. Executive committee members are responsible for assessing strategic risk and business unit managing directors are responsible for assessing operational risk, and for ongoing monitoring and adequacy of related control procedures. Functional heads advise on specific functional issues.

Monthly reports are made to the Executive committee and the Board dealing with any significant changes in risk and controls in the period. Regular detailed reports are also made to the Executive committee on a quarterly basis concerning risk, and associated control and monitoring procedures. The results of these reports are reported to the Audit committee and the Board.

In addition to its listing on the London Stock Exchange, Corus Group plc is also listed on the New York Stock Exchange and, as a result of this, is required to comply with the requirements of the US Sarbanes-Oxley Act. The Group has undertaken work to ensure that it is in a position to comply with each of the requirements as and when they become applicable. With effect from the 2006 year end, Section 404 of this Act requires Corus to perform an annual assessment of its internal controls over financial reporting and to report publicly on the conclusions from this assessment.

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The external auditors are required to attest to, and report on, management’s internal control assessment. During 2005 Corus has dedicated substantial internal and external resource to preparing itself for compliance, and this will continue through 2006.

Corus has a well established and well resourced internal audit function that reports to the Executive Director, Finance on a day to day basis, but which also has a direct link with and access to the chairman of the Audit committee. The Audit committee receives reports from the internal audit function four times a year and also considers the terms of reference, plans and effectiveness of the function. The internal audit function works closely with the external auditors. It provides independent and objective assurance to the Board, the Audit committee and the Executive committee on the systems of internal control employed in Corus, and provides a systematic, disciplined approach to evaluating and improving the effectiveness of risk management, control and governance procedures.

Corus aims to minimise its expenditure on insurance and to reduce its exposure to catastrophe losses to a level consistent with its ability to carry such losses. To this end Corus maintains insurance cover, which it feels is appropriate for its business, through a combination of self-funding and policies purchased from external insurers. Corus arranges some of its insurance through Crucible Insurance Company Limited (Crucible) and Hoogovens Verzekeringsmaatschappij NV (HVM), two wholly owned subsidiaries. Crucible and HVM reinsure catastrophe risks with the external insurance market. Corus’ external insurance policies cover its statutory insurance requirements and certain contractual obligations, as well as catastrophe risks, ranging from single large losses to an aggregation of frequent low-value claims. External insurance is also used to insure non-catastrophe risks where it is cost-effective, and when claims handling and other specialist services are required.

Insurance policies are arranged on a Group basis for the following key classes of insurance:

•	Material damage and consequential loss.

•	Public and products liability.
•	Professional indemnity.
•	Aviation products liability.
•	Marine cargo.
•	Directors’ and officers’ liability.

Other country specific cover is arranged as discrete policies at the regional level.

The net book value of investments held by Crucible and HVM at the end of December 2005 to cover their insurance liabilities was £84m (2004: £58m).

Acquisitions and disposals
Corus had indicated last year that it would monitor the initial activities regarding the privatisation of Erdemir, Turkey’s leading steel producer, with an interest in participating in the privatisation process. Subsequently, Corus stated in its interim results announcement on 25 August 2005 that it would not bid on a stand-alone basis for Erdemir, but would seek opportunities to work jointly with a domestic partner. Having looked in detail at the opportunities that were available at the time, Corus decided not to proceed. An announcement to this effect was made on 27 September 2005.

On 21 January 2005 Corus disposed of the assets of its direct reduced iron facility at Mobile in the USA, which had been mothballed since November 2000, to Al Tuwairqi Group for a gross consideration of US$5m (approximately £3m).

On 27 May 2005 Corus completed the disposal of substantially all the assets of Rafferty-Brown Steel, a flat rolled carbon steel processing business in the USA, to Coilplus Holdings Inc. for a gross consideration of US$24m (approximately £13m).

On 20 December 2005 Corus announced that it had reached agreement for the sale of Mannstaedt Werke to Georgsmarienhuette Holding subject to regulatory approval, which was subsequently received, and completion occurred on 31 December 2005. The gross consideration was €17m

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Review of the period

(approximately £11m). Mannstaedt is a German special profile manufacturer.

On 3 January 2006 Corus announced that it had reached agreement for the sale of Corus Perfo’s activities to Dillinger Fabrik gelochter Bleche GmbH, for a gross consideration of €1m (approximately £1m). Perfo is a Dutch operation specialising in perforated metal products.

Corus announced on 16 March 2006 that it had signed a letter of intent for Aleris International Inc. to acquire its Aluminium rolled products and extrusions businesses for a gross consideration of €826m (approximately £570m).

The principal acquisitions and disposals of businesses during the two financial years prior to 2005 are noted below, none of which was material to Corus.

On 17 April 2003 Corus completed the sale of Corus Aluminium Service Centers Inc. in the USA to Clayton Metals Inc. for approximately £5m.

On 19 June 2003 Corus completed the purchase of Sollac Mediterranee’s 50% share in Lusosider Projectos Siderurgicos S.A. for approximately £8m and the simultaneous sale of this share to Banco Espirito Santo de Investmento S.A. for the same consideration. Banco Espirito subsequently completed the sale of this share to Companhia Siderurgica Nacional of Brazil. Corus already had a 50% share in Lusosider prior to these transactions.

On 13 October 2003 Corus completed the purchase of Arcelor’s two-thirds share of Segal SCRL of Belgium for approximately £23m. Simultaneously, Corus completed the sale of a 50% share to Metallnvest for approximately £18m in cash. Corus had previously held a one-third share in Segal that, as a result of these transactions, increased to 50%.

On 9 January 2004 Corus completed the sale of Corus Metal Profiles, linked with the following two North American service centre businesses.

On 12 March 2004 Corus completed the sale of Corus Coil Products and Corus Metals, which with Corus Metal Profiles generated total sale proceeds amounting to CAD$67m (approximately £30m).

On 30 April 2004 Corus completed the sale of its sheet piling operations to Arcelor for proceeds amounting to £26m.

On 17 July 2004 Corus completed the sale of Corus Tuscaloosa in the USA to Nucor Corporation for a gross consideration of US$90m (approximately £49m).

On 16 December 2004 Corus completed the purchase of a 50% shareholding in Segal SA from Metallnvest for a consideration of €25m (approximately £17m). Segal, a Belgian hot dipped galvanising line, is now wholly owned by Corus.

Accounting policies
Details of the main accounting policies used by the Group appear on pages 96 to 103. As explained on page 8, the financial statements to 31 December 2005 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. In addition, they include a reconciliation of earnings and equity under US GAAP along with a discussion on the nature of any reconciling items in ‘Supplementary information for North American investors’ on pages 148 to 156.

The preparation of financial statements includes the need to make assumptions and estimations that affect the amounts of assets, liabilities, revenues and expenses being reported. Actual results may differ from those estimated under different assumptions and conditions. For the period under review, the most significant areas of judgement for Corus under both IFRS and US GAAP related to property, plant and equipment, goodwill, current asset provisions, deferred tax, retirement benefits, provisions created for redundancy, rationalisation and other related costs (as discussed in the ‘Summary’ on page 14), emission rights and financial derivatives. Each of these areas of judgement, which are discussed below, relies upon a number of estimates and is subject to uncertainties. These can vary between different countries in which the

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Group operates and there is a large degree of interdependency between them. As a result, no indication is generally given below of the impact of a change in any one particular assumption. However, all of these factors are considered at least annually and, where reassessment or changing circumstances lead to material change, this is discussed in the relevant review of the period and disclosed fully in the Notes to the consolidated accounts.

A significant part of the capital employed by the Group is invested in property, plant and equipment, and an estimate must be made of the effective life applied to each category of such assets. The estimates made are based on a number of factors including the accumulated experience of effective asset lives from historic business operations. This in turn determines the annual depreciation charge, which has an impact on earnings. Also, where appropriate, the carrying values of property, plant and equipment are reviewed for impairment by reference to their value in use. This value is determined based on discounting forecast cash flows using a pre-tax discount rate, which is currently 9.5%.

Goodwill is also assessed for impairment on an annual basis as a result of the adoption of IFRS, having previously been amoritised over the useful economic lives of the underlying assets. The assessment is based on discounting forecast cash flows on a similar basis to that used for property, plant and equipment.

During the normal course of trading, judgement must be used to establish the net realisable value of various elements of working capital. In particular, provisions are created for obsolete or slow moving inventory and for impairments against the recoverability of trade receivables. These provisions are created at levels appropriate to the individual circumstances of each business within the Group.

Two significant judgements must be made in relation to deferred tax balances. Firstly, an estimate must be made of the effective rate at which liabilities are expected to reverse. This rate is based on historic experience and forecasts of the timing of such reversals, in comparison with the effective corporation tax rates that have been substantially enacted in each jurisdiction at the end of the year. Secondly, a judgement must be made as to the level of assets to be recognised for brought forward taxable losses. Deferred tax assets amounting to £172m have been recognised in the balance sheet at 31 December 2005, under IFRS. The deferred tax assets in respect of tax losses are regarded as recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of total losses with a value of £1,471m, of which £1,063m are UK losses.

Results of the Group include costs relating to the provision of post retirement benefits for employees. The cost of these benefits and the present value of any related pension assets and liabilities depend on such factors as life expectancy of the members, the salary progression of current employees, the returns that the pension fund assets will generate in the time before they are used to fund the pension payments, and the rate at which the future pension payments are discounted. Corus uses estimates based on previous experience and third party actuarial advice in determining these future cash flows and the discount rate. Details of the assumptions used for each of the Group’s defined benefit schemes are given in Note 37. In relation to the Group’s main scheme (the British Steel Pension Scheme), an absolute movement of 0.1% in the inflation or discount rate assumption will change the estimate of scheme liabilities by approximately £150m and an absolute movement of 0.25% in the overall asset return assumption will change the pension cost by approximately £20m per annum.

In addition, IFRS allows a number of choices for certain aspects of pension scheme accounting and Corus adopts those that it considers appropriately reflect the balance sheet risk of the schemes and the Group’s approach to management of that risk. In particular, all actuarial gains and losses are recognised immediately within reserves, and the operating result includes a net charge for the service and interest costs as well as investment returns on scheme assets.

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Any requirements for provisions related to redundancy, rationalisation and other related costs are assessed on a regular basis. The most difficult judgement in this regard is frequently whether or not the appropriate criteria have been met to determine if a provision should actually be made (for example, the approval and announcement of formal plans) and not the calculation of the amount to be provided. Nevertheless, when amounts are recognised as a provision these are the best estimates of expenditure required to settle relevant obligations at the balance sheet date. These estimates are based on factors such as previous experience and third party advice, but the timing and value of these liabilities are not certain.

As noted above, Corus now participates in the EU Emissions Trading Scheme, under which it receives an allocation of allowances for the emission of CO2. Any surplus of rights can be sold, and any deficit purchased, on the emission rights market. The accounting for these rights has been the subject of debate amongst the accounting standard setters and the affected industries during the year, and a definitive approach has not yet been agreed. In order to reflect the economic risk that it faces Corus chooses to recognise liabilities in respect of its obligations to deliver emission allowances only to the extent that the allowances to be delivered exceed those previously acquired by the Group, either by allocation from governments or a similar body or through purchase. Any possible surplus is only to be recognised once it is realised in the form of an external sale.

The balance sheet includes financial derivatives, mainly forward currency and commodity contracts, with a net fair value of £25m. Where it is felt appropriate, and where the strict criteria of IAS 39 can be met, these derivatives are subject to hedge accounting. In particular this means that the movements in fair values of those forward contracts being held against forecast transactions are recognised within equity until the related asset (for example, a trade receivable) or liability is recognised.

At the date of authorisation of these financial statements there were a number of international standards and interpretations that, although issued, were not yet effective or applied by Corus. These were IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’, IFRS 7 ‘Financial Instruments: Disclosures’ and the related amendments to IAS 1 ‘Presentation of Financial Statements’ on capital disclosures, IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, IFRIC 5 ‘Right to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’, IFRIC 6 ‘Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment’, IFRIC 7 ‘Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies’, IFRIC 8 ‘Scope of IFRS 2’ and IFRIC 9 ‘Reassessment of Embedded Derivatives’.

Most of the changes arising from the adoption of these standards and interpretations in future periods are not expected to have a material impact on the financial statements of the Group. However, the assessment of the adoption of IFRIC 4 (which provides further guidance on those agreements to be treated as leases) from 1 January 2006 is still subject to completion and external review, and may lead to the recognition of a significant level of additional finance leases from that date.

Details of the main accounting policies used by the parent Company appear on pages 182 to 183. The financial statements to 31 December 2005 of the parent Company have been prepared in accordance with UK GAAP.

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Profit for the financial period ended 31 December 2005, total recognised income and expense and shareholders’ equity
The profit for the period attributable to equity holders of the parent was £452m representing a basic earnings per share of 10.17p. Total recognised income relating to the period was £306m, of which £307m was attributable to equity holders of the parent. This largely arose from the profit after taxation of £451m, deferred tax on items taken directly to reserves of £24m and revaluation of available for sale investments of £7m, offset by actuarial losses on pension obligations of £156m, exchange translation losses of £12m, net movements on the fair value of contracts designated as cash flow hedges of £6m and revaluation of goodwill due to exchange of £2m. An interim dividend of 0.5p per share was paid during the period (2004: nil) and the Board has recommended the payment of a final dividend of 1.0p per share (2004: nil).

Total equity increased by £320m to £3,378m (representing 76p per share) and mainly reflected the total recognised income for the period attributable to equity holders of the parent of £307m, the effect of adoption of IAS 32 and IAS 39 of £16m, and the issue of new shares and share awards of £18m, offset by the interim dividend payment of £22m. The Company’s share price fluctuated within the range of 40p to 62p during the period, with a price at the end of the period of 59p and stock market capitalisation of approximately £2,630m.

The opening balance of shareholders’ equity included a statutory reserve of £2,338m. This reserve arose in the Group’s main UK subsidiary, Corus UK Limited, under section 7(1) of the British Steel Act 1988. As described in Note 29, Corus UK Limited undertook a court application during the year to effectively cancel the statutory reserve to the extent of its historic cumulative profit and loss deficit. This application was successful and became effective as from 15 July 2005, which resulted in the statutory reserve balance being reclassified as part of the Group’s retained earnings. The move was undertaken to allow the Group some additional flexibility for the purposes of the internal distribution of funds and so does not directly affect external shareholders.

Capital structure and treasury policy
Average net debt during the period was some £1,076m and net debt at 31 December 2005 amounted to £821m (2004: £842m). The net decrease in net debt from 2004 was in spite of an increase of £268m arising from the first time adoption of IAS 32 and IAS 39 from 2 January 2005. The most significant impact of these standards was the requirement for drawings under the Group’s debtor securitisation programme to be treated as debt, having previously been classified as a reduction from trade receivables. Cash and short term deposits at 31 December 2005 amounted to £871m (2004: £589m).

The treasury policies summarised below applied throughout the period and are consistent with the prior year.

At 31 December 2005, the Group had £2,207m in committed borrowing facilities, of which £565m was unutilised. The level of unutilised facilities, together with other resources available to the Group, is such that Corus believes it has sufficient funding to satisfy its working capital requirements in the near to medium term.

Corus announced on 24 February 2005 that it had signed a new €800m revolving credit facility with a consortium of relationship banks, replacing the existing facility on more favourable terms and with a reduced security package. The new revolving facility has a final maturity date of 31 December 2008 and provides committed bank financing for general corporate purposes and working capital requirements. In March 2006 the Group secured a reduction in the commitment fees and margin associated with the facility.

The principal terms of the new syndicated facility include:

•	The facility has two tranches; a €700m facility available to various Corus companies including Corus Nederland BV, and a further €100m for Corus Nederland BV only.

•	The €700m facility will reduce by an amount up to €100m on 1 January 2008, less any prior reductions, but will not be required to be reduced below €550m.

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•

Fixed security over shares in Corus Nederland BV and its UK holding companies, and a floating charge over the assets of Corus Group plc (but excluding its shares in Corus UK Limited). Unlike the previous facility, the banks participating in the new facility will not have any security over the shares and assets of Corus UK Limited or Corus Finance plc.

•	Covenants (as measured under the pre-existing UK GAAP):
–

Group EBITDA/net interest cover and Corus Nederland Group EBITDA/Corus Nederland Group net interest cover shall not be less than: 3.5 times until the end of December 2006; 4 times until the end of 2007; and 4.5 times until the end of December 2008.

–

Group consolidated net tangible worth (after adding back impairment/restructuring costs) shall not be less than £2,500m until the end of 2006; £2,750m until the end of 2007; and £3,000m until the end of 2008. Corus Nederland Group consolidated net tangible worth shall not be less than €2,000m.

	–	Dividends of up to 50% of consolidated net income (prior to exceptional items) are permitted, subject to Group EBITDA/net interest cover of at least 4.5 times.
–

Group gearing (net debt/net tangible worth, after allowing for impairment/restructuring costs) shall not exceed 60% until the end of December 2007; and 55% until the end of December 2008. Corus Nederland Group gearing shall not exceed 35% until the end of December 2008.

Total borrowings at 31 December 2005, which now include the impact of the adoption of IAS 32 and IAS 39 as noted above, were £1,692m (2004: £1,442m). These included liabilities for the following:

•	€307m in 3% Convertible Bonds due 2007.
•	£200m in 6.75% Sterling Bonds due 2008.
•	€800m in 7.5% Senior Notes due 2011.
•	£150m in 11.5% Debenture Stock due 2016 (secured).
•	NLG335m 4.625% Subordinated Convertible Bonds due 2007.
•	NLG300m 5.625% Bonds due 2008.
•	£272m of non-returnable proceeds from the Group’s securitisation programme, which has a final maturity of 2009.

Following the conversion to IFRS, the Group’s two convertible bonds are now disclosed within other loans as short term borrowings. The bonds mature in 2007 but bondholders have the right to convert at any time in the intervening period.

On 1 February 2006 Corus Finance plc, a subsidiary of Corus Group plc, announced an invitation to sell and consent solicitation in respect of the above mentioned Debenture Stock due 2016, subject to the terms and conditions set out in the Invitation Memorandum dated on the same day. On 3 March 2006, Corus completed the early repayment, which was made to improve the efficiency of the balance sheet. The total cost of the early repayment was £237m and the premium paid of £87m will be expensed as a non-recurring finance cost in the income statement during quarter 1 2006. Corus estimates that the repayment will result in a reduction in future finance costs of £7m per annum.

Other borrowings included £22m principally in Canadian dollars, euros and sterling under long term bank facilities with maturities of up to three years, bank overdrafts of £46m and finance lease obligations totalling £35m. Of the total borrowings, £313m of bank borrowings carries interest on variable rate terms, which ranged at period end between 2.43% and 8.25% with a weighted average of 4.6%.

Aggregate contractual arrangements
The table opposite sets out the Group’s contractual obligations due by period.

The significant assumptions used in deriving the calculation of future interest commitments are:

•

The calculation is based on debt obligations at the 2005 balance sheet date. Any change in the level of debt obligations in the future is not taken into account, except where existing debt becomes due for repayment, where it is assumed that this is not then replaced by new debt.

•	All existing obligations are held to their respective maturities.
•	Interest commitments denominated in foreign currencies are translated at the average rates for 2005 for those particular currencies.

50  Corus Report & Accounts and Form 20-F 2005

Financial review

	Payments due by period

£m	Total	<1 Year	1-3 Years	3-5 Years	>5 Years

Long term debt obligations	1,289	14	301	273	701

Finance lease obligations	35	2	4	3	26

Interest commitments	582	105	201	124	152

Operating lease obligations	542	87	106	87	262

Purchase obligations	130	129	1	—	—

Other long term liabilities	24	—	1	—	23

Total	2,602	337	614	487	1,164

The Group has a series of other financial commitments and contingent liabilities, which arise in the normal course of business. Details of commitments for capital expenditure are provided in Note 31 and details of commitments for other contingencies are discussed in Note 33. In addition, other contingent liabilities and obligations in respect of short and long term debt and financial instruments are set out in Notes 20 and 23. The Group also anticipates making a series of employer contributions to its defined benefit pension schemes during 2006. These forecast payments are presented in Note 37.

Foreign exchange risk management
The Group’s policy is to protect the value in translation of assets denominated in foreign currency and, therefore, to economically hedge a proportion of material overseas investments either with foreign currency borrowings or cross currency swaps, consistent with maintaining a prudent approach to the value of currency liabilities when translated back to sterling. In the case of the investment in Corus Nederland BV, where the risk tends to be balanced over time by the contra effect of exchange rate movement on Corus Nederland’s competitiveness and profitability, only a partial hedge is undertaken. The period end position was compatible with the Group’s policy and strategy, which was applied consistently throughout the period. At 31 December 2005 the Group had £995m in euro denominated borrowings, being held in the UK, and euro denominated net assets of £800m. There were no cross currency swaps held at the period end.

It is the Group’s policy that substantially all of the net currency transaction exposure arising from contracted sales and purchases is covered by selling or purchasing foreign currency forward. At 31 December 2005 the Group held forward currency sales of principally euros amounting to £732m, with a net fair value of £8m, and forward currency purchases of principally US dollars amounting to £1,050m, with a net fair value of £36m. These amounts represented substantially 100% of the contracted transaction exposure in these currencies at 31 December 2005. Foreign exchange contracts do not generally extend beyond 12 months other than for certain long term contracts principally in the aluminium businesses, which may extend up to four years. Following the adoption of IAS 32 and IAS 39 from 2 January 2005, the fair value of these contracts is now reflected in the Group’s balance sheet.

Commodity risk management
The Group makes use of commodity futures contracts and options to manage its purchase price risk for certain commodities. In the Aluminium division forward purchases and sales of metal are made to reduce the potential volatility of operating results. Forward purchases of aluminium on the LME are made to match sales agreements to the extent possible in which the price of the aluminium element is wholly or partly fixed. Across the Group forward purchases are also made of zinc, tin and nickel to cover sales contracts with fixed metal prices.

At 31 December 2005 the Group had commodity purchases with a total notional value of £130m and an equivalent fair value of £42m, and commodity sales with a total notional value of £237m and an equivalent fair value of £37m. Following the adoption of IAS 32 and IAS 39 from 2 January

Corus Report & Accounts and Form 20-F 2005  51

Financial review

2005, the fair value of these contracts is now reflected in the Group’s balance sheet.

Interest rate risk management
The Group’s financial structure is conservative and it is Group policy for 50% to 70% of net debt to be at fixed rates, principally achieved by fixed rate borrowings. As at 31 December 2005 81% of all debt had fixed interest rates, which was above the stated policy range because the Group’s principal revolving credit facility was undrawn. Where appropriate, use is made of swaps and forward rate agreements. None of these instruments are used by Corus for the purposes of speculation.

Further details of the use of financial instruments are included in Notes 23 and 24 to the Accounts. In the normal course of business, the Group also faces risks that are non-financial or non-quantifiable. Such risks principally include country risk and legal risk.

Credit/counter party risk
Cash deposits, trade receivables and other financial instruments give rise to credit risk for Corus arising from the amounts and obligations due from counter-parties.

The credit risk on short term deposits is managed by limiting the aggregate amount and duration of exposure to any one counter party, depending on its credit rating and other credit information, and by regular reviews of these ratings. The possibility of material loss arising in the event of non-performance is considered unlikely.

Trade receivables are, where appropriate, subject to a credit insurance programme, and regular reviews are undertaken of exposures to key customers and those where known risks have arisen or still persist. Any impairment to the recoverability of receivables is reflected in the income statement on a regular basis.

Credit risk also arises from the possible failure of counter-parties to meet their obligations under currency and commodity hedging instruments. However counter-parties are established banks and financial institutions with high credit ratings and Corus continually monitors each institution’s credit quality and limits as a matter of policy the amount of credit exposure to any one of them. The Group’s theoretical risk is the cost of replacement at current market prices of these transactions in the event of default by counter-parties. Corus believes that the risk of incurring such losses is remote. Underlying principal amounts are not at risk.

Sensitivity analysis
At 31 December 2005 the Group had net outstanding forward currency contracts of £318m in respect of actual and forecast transaction exposures, giving rise to a net fair value asset of £28m. A 10% appreciation of sterling would decrease the fair value of these contracts by £21m. Whilst this decrease would immediately affect net assets, the timing of recognition in the income statement would depend on the point at which the underlying hedged transactions were also recognised.

At 31 December 2005 the Group had net outstanding forward commodity contracts of £107m in respect of actual and forecast transaction exposures, giving rise to a net fair value asset of £5m. A 10% appreciation of market prices would decrease the fair value of these contracts by £11m. As with currency contracts, whilst this decrease would immediately affect net assets, the timing of recognition in the income statement would depend on the point at which the underlying hedged transactions were also recognised.

At 31 December 2005 the Group had net debt of £55m exposed to floating interest rates. A 1% movement in average interest rates would have an impact of £1m on annual future earnings before tax.

Taxation
The net taxation charge for the period of £129m arose from current tax charges of £137m, prior year current tax credits of £5m and deferred tax credits of £3m. These reflected an effective tax rate of 22.2% on profit before taxation of £580m, but were stated after credits for tax losses not previously recognised with a value of £73m, offset by adjustments for deferred tax for prior periods of £23m, tax losses not being

52  Corus Report & Accounts and Form 20-F 2005

Financial review

recognised to the value of £2m and other differences between taxable and accounting profits to a value of £2m.

Funds from operating activities and other cash flows
Net debt decreased by £21m in the period giving a movement from net debt of £842m at 1 January 2005 to net debt of £821m at 31 December 2005. Net debt consisted of borrowings of £1,692m less cash balances, deposits with a maturity of less than three months and other short term deposits of £871m. The decrease in net debt compared with 2004 was due primarily to the continued strong trading performance resulting in higher free operating cash flow, and was in spite of the adoption of IAS 32 and IAS 39 explained previously.

There was a net cash inflow from operating activities of £657m reflecting, in the main, a total operating profit of £680m and non-cash charges of £376m in respect of depreciation, amortisation and rationalisation costs, partially offset by interest and tax payments totalling £282m, an increase in working capital of £65m and the cash cost of restructuring and rationalisation measures of £63m.

There was a net cash outflow from investing activities of £354m mainly reflecting capital expenditure of £423m and purchase of intangible assets and other fixed asset investments of £64m, after the sale of property, plant and equipment of £49m, and the sale of undertakings of £32m, the sale of short term investments of £11m, and interest and dividends received of £39m.

The cash outflow from financing activities of £33m mainly arose from repayments of borrowings of £19m and the payment of the interim dividend of £22m.

The net increase in cash and cash equivalents in the period of £270m, coupled with the effect of foreign exchange rate changes of £2m, brought total cash and short term deposits to £871m at the period end and bank overdrafts to £46m.

Minority interests
At 31 December 2005, minority interests amounted to £26m (2004: £33m) arising principally from Corus L.P. and Cogent Power. The decrease in minority interests in 2005 from 2004 largely reflected the reclassification of redeemable shares, previously issued by Cogent Power to its minority shareholder, as debt following adoption of IAS 32.

Corus Report & Accounts and Form 20-F 2005  53

Directors’ report

The directors present their report and the audited accounts for the financial period ended 31 December 2005.

Principal activities and review of the business
Corus is an international metals group that manufactures, processes and distributes steel and aluminium products and provides design, technology and consultancy services for those products.

A review of the Group’s performance during the year, its prospects and future developments is given in the Review of the period and Financial review on pages 10 to 53.

Results and dividend
The profit before taxation for the year was £580m (2004: £567m).

An interim dividend of 0.5p (2004: nil) per ordinary share was paid on 14 October 2005 to ordinary shareholders and 24 October 2005 to ADR holders. The directors recommend the payment of a final dividend of 1p (2004: nil) per ordinary share, which will, if approved at the Annual General Meeting, be paid on 19 May 2006 to ordinary shareholders and on 30 May 2006 to ADR holders.

Share capital
Details of changes in share capital are set out in Note 28 to the Accounts on page 127. During the year the Company has not made any acquisitions of its own shares.

Goodwill, Other intangible assets and Property, plant and equipment
Details are set out in Notes 9 to 11 to the Accounts on pages 112 to 114.

Post balance sheet events
Details are set out in Note 40 to the Accounts on page 143.

Impact of IFRS
Details of significant changes arising from the transition from UK GAAP to IFRS are explained in Note 42 to the Accounts on pages 146 and 147.

Substantial shareholdings
As at 24 March 2006, the latest practicable date prior to publication, the Company had been notified of the following interests in its issued ordinary share capital as shown in the table below.

Employees
As at 31 December 2005, there were 47,300 people employed worldwide by the Group. There are well established and effective arrangements at each business location for communication and consultation with Works Councils and Trade Union representatives. In addition to the two European Works Council meetings scheduled in 2005, a small group comprising key union leaders and employee representatives met with management on a regular basis to provide the

	Number of shares	% held

Substantial shareholdings	2005	2005	2004	2003

Shareholdings other than interests notified in accordance with section 208(5) of the Companies Act

Material

Standard Life Investments	221,899,670	4.99	3.14	3.99

Barclays PLC	149,381,481	3.36	—	—

Credit Suisse Securities (Europe) Limited (formerly CSFB Group of Companies)	—	—	0.02	—

Legal & General Group plc	—	—	3.92	3.92

Gallagher Holdings Limited†	—	—	2.93	11.03

Non-material

Brandes Investment Partners, LP	308,986,872	6.90	10.9	15.2

Deutsche Bank AG	—	—	3.15	—

The Capital Group Companies, Inc	—	—	2.34	2.34

Notifications of interests in accordance with section 208(5) of the Companies Act (i)

CSFB Group of Companies	—	—	14.6	—

Credit Suisse	—	—	13.17	—

Gallagher Holdings Limited†	—	—	10.24	—

(i)

A person is taken to have an interest in shares under section 208(5) of the Companies Act where he has a right to call for delivery of shares to himself or to his order or where he has a right to acquire an interest in shares or is under an obligation to take an interest in shares. It is therefore possible for more than one person to have disclosure interests under section 208(5) arising out of the same transactions or series of transactions and for there to be multiple disclosures which relate to the same underlying shareholdings (or indeed, which relate to no particular underlying shares). The prior year interests above were mainly in respect of stock lending or redelivery.

†	Mr Alisher Usmanov was the registered holder of all of the shares in Gallagher Holdings Limited and therefore held an interest in all of these shares.

54  Corus Report & Accounts and Form 20-F 2005

Directors’ report

opportunity for international exchange of information and consultation. Further consultation takes place at division, business, site and local level where appropriate.

The Company recognises its responsibilities towards disabled people and employs them where suitable work can be found. Every effort is made to find appropriate alternative jobs for those who become disabled while working for the Company.

The Company has operated a sharesave scheme and a share ownership plan for all UK employees for a number of years. In 2004, an international sharesave scheme was launched for employees in the Netherlands and Germany. Further information on employee share schemes is given in the Report on remuneration and in Note 28 to the Accounts on pages 127 to 131.

Corporate responsibility
For Corus, corporate responsibility involves the integration of its financial and strategic goals with:

•	a commitment to the health, safety and well-being of its employees and communities;
•	a focus on improving environmental performance and providing sustainable products; and
•	conducting all aspects of its business with honesty and integrity.

Corus believes that the incorporation of environmental and social factors as well as economic factors, within its business planning and reporting, adds to the sustainability of its business, products and services, through effective management of risks, improved stakeholder confidence and brand positioning.

More information on the Company’s involvement with environmental and community issues is given on pages 40 to 41 of the Review of the period.

Corus will publish its Corporate responsibility report for 2005 in May 2006. It will be available on request, free of charge, and on the website: www.corusgroup.com

Community involvement
The Company recognises its responsibilities to the communities in which it operates. During the year, Group charitable donations in the UK amounted to £394,019 (2004: £340,358). The Company also supports community projects through sponsorship, gifts of materials and secondments, and has supported the arts, environmental projects and educational activities, as appropriate.

The Company does not make any donations to political parties and none were made during the year. However, authority was granted to the Company at the last Annual General Meeting to make political donations to EU Political Organisations and incur EU Political Expenditure, pursuant to the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000 (the ‘Act’), up to a maximum of £50,000.

The resolution was intended to ensure that normal expenditure which, as a result of the wide definitions under the Act, could be construed as political expenditure or a donation to a political organisation was authorised provided that such expenditure was disclosed in the Report & Accounts.

Accordingly, it is reported that the Group incurred such expenditure amounting to £43,340 (2004: £33,523) in connection with employees being allowed time off with pay for attending to trade union business and carrying out civic duties.

Suppliers
It is the policy of the Company and its UK subsidiaries to establish payment terms with suppliers when agreeing the terms of business transactions. The aim is to dispatch cheques on the due date or, where other means of payment are adopted, to deliver funds to suppliers as if payment had been made by cheque.

The Company had nil days’ purchases outstanding at 31 December 2005 (2004: nil), based on the average daily amount invoiced by suppliers during the year.

Research and development
Details are set out in ‘Technology’, on pages 42 to 44 of the Review of the period.

Auditors
A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the Annual General Meeting.

Annual General Meeting
The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Tuesday 9 May 2006 at 11.00am.

Corus Report & Accounts and Form 20-F 2005  55

Directors’ report

Details of the business to be considered at the Annual General Meeting are set out in the Notice of Meeting.

Tax status
The Company is not a close company within the meaning of the Income and Corporation Taxes Act 1988.

The Board
At 31 December 2005 the Board comprised the Chairman, the Deputy Chairman, the Chief Executive, five non-executive directors and two executive directors.

Mr Stuart Pettifor and Mr Maarten van Veen retired on 31 May 2005.

The Board regards all the current non-executive directors as being independent.

Dr Anthony Hayward was the nominated Senior Independent Director during the year.

During the latter part of 2003 there was a comprehensive review of the Board, its membership and its operations carried out in conjunction with external advisers, Whitehead Mann. Following this review new terms of reference were prepared for all Board committees, being Nominations, Audit, Remuneration and Health, Safety and Environment committees. Those terms of reference were further reviewed in early 2006 and, with some minor adjustments, were found to remain appropriate.

During the year a full review of the effectiveness of the Board, its committees, the Chairman and other members was undertaken. The conclusions of this review were that further progress had been made in improving the Board’s effectiveness, in particular providing greater clarity as to the roles and responsibilities of the Board, its committees, the Chairman, the Senior Independent Director and the Chief Executive and in the provision of information to the Board and its committees. In addition, the Chairman conducted an evaluation of each director’s performance and contribution to the Board during the year, and the Senior Independent Director carried out a similar evaluation of the Chairman.

The terms of reference of the Board committees may be found on the Company’s website www.corusgroup.com or hard copies may be obtained from the Company.

All directors have been kept informed and updated on changes in governance and regulatory and legislative requirements through the year by the Company Secretary. New directors have received introductory training with regard to the Company and its activities and, as appropriate, their roles and responsibilities as directors of a listed company. It is intended to continue this programme during 2006 with regular briefings and seminars on relevant matters.

Attendance at meetings by directors is set out in the schedule opposite.

The Board has a formal schedule of matters reserved to it, and a detailed programme of items for discussion and review at its meetings.

These include reviews on a regular basis of the financial results and forecasts of the Company, the approval of annual plans and capital expenditure proposals, appointments to the Board and its committees, the appointment of external professional advisers, the Company’s risk management process and annual risk review, communications with shareholders and the approval of the Report & Accounts and Form 20-F. The Board has delegated authority within certain financial limits for the management of the Company’s operations to the Chief Executive and he in turn is authorised to sub-delegate authority to other executive directors and senior managers within the Company. The schedule of matters reserved to the Board, and the delegation of authority to the Chief Executive, were reviewed at the end of 2005 and revised, updated versions were approved in January 2006.

All directors have had full and timely access to relevant information relating to the Company’s affairs which may be needed to enable them to discharge properly their duties and responsibilities.

There is a procedure in place for directors to obtain independent professional advice at the Company’s expense in connection with their duties. During the year directors collectively were advised by the Company’s professional advisers, although no director availed himself of separate advice. All directors have access to the advice and services of the Company Secretary and General Counsel and other executives within the Company.

The biographies of the current Board of directors are set out on pages 64 and 65.

56  Corus Report & Accounts and Form 20-F 2005

Directors’ report

Directors holding office during the year

	Date of appointment or *retirement	Board meetings		Nomination committee meetings		Audit committee meetings		Remuneration committee meetings		HSE committee meetings

		number	attended	number	attended	number	attended	number	attended	number	attended

Mr J W Leng	12 June 2001	8	8	2	2	na	na	na	na	na	na

Mr P Varin	1 May 2003	8	8	na	na	na	na	na	na	na	na

Mr E A van Amerongen	27 April 2001	8	7	2	2	7	5	8	8	2	2

Ms E N Harwerth†	1 November 2005	2	2	na	na	2	2	na	na	—	—

Dr A B Hayward	22 April 2002	8	5	2	2	7	4	na	na	2	—

Mr R Henstra	1 October 2004	8	8	na	na	na	na	na	na	na	na

Dr K J Lauk	10 June 2003	8	7	2	2	2	2	na	na	na	na

Mr D M Lloyd	1 February 2001	8	8	na	na	na	na	na	na	na	na

Mr A M Robb	1 August 2003	8	7	na	na	7	6	8	7	na	na

Mr J H Schraven	1 December 2004	8	7	na	na	na	na	4	4	1	1

Mr S I Pettifor	31 May 2005*	3	3	na	na	na	na	na	na	na	na

Mr M C van Veen	31 May 2005*	3	3	na	na	na	na	2	2	1	1

na	Individuals not a member of the committee.
†	No HSE committee meetings have been held since the date of Ms Noël Harwerth’s appointment.

Details of the directors’ interests in ordinary shares of the Company are set out on pages 76 and 77.

Non-executive directors are appointed for terms of three years subject to the normal re-election by the shareholders in general meeting. All directors, both executive and non-executive are re-elected on a rotational basis, and no director will serve for more than three years without having been re-elected by the shareholders.

Board committees
As has already been indicated, there are a number of Board committees, a summary of the terms of reference of the principal ones being set out below. In addition there is an Allotment committee which operates in connection with the Company employee share schemes and there have been a number of ad hoc committees with specific duties delegated by the Board during 2005.

Audit committee
The Audit committee comprised Mr Andrew Robb (chairman), Mr Eric van Amerongen, Dr Anthony Hayward and from 1 November 2005 Dr Kurt Lauk and Ms Noël Harwerth. Mr van Amerongen ceased to be a member of the committee with effect from 1 November 2005. The Board of directors has determined that Mr Andrew Robb is an ‘audit committee financial expert’ as defined in Item 16A of Form 20-F. Mr Andrew Robb and each of the other members of the Audit committee is an ‘independent director’ as defined in NYSE Section 303A(2).

The role of the Audit committee is to assist Board oversight of the integrity of the Company’s financial statements, reviewing significant financial reporting issues and judgements; compliance with legal and regulatory requirements, the Company’s financial control and risk management systems, significant risk exposures and the process of identifying, monitoring and controlling them; the external auditors’ qualifications, independence and remuneration and their performance; and the internal audit function.

During the year the committee met on seven occasions with the executive management, internal audit and the external auditors present. Attendance at these meetings by the committee members is set out in the schedule above. The committee has also met with the external auditors without management being in attendance.

The committee has a schedule of matters to be considered during the year and specifically at the time of the announcement of the interim and annual results. The detailed terms of reference set out those matters which fall within the remit of the committee.

There is a formal procedure in place whereby the use of the external auditors for non-audit work is considered and, where appropriate, approved. This procedure is reviewed annually, and is such that the objectivity and independence of the auditors is not threatened or compromised.

Corus Report & Accounts and Form 20-F 2005  57

Directors’ report

Remuneration committee
The Remuneration committee comprised Mr Eric van Amerongen (chairman), Mr Andrew Robb and, from 31 May 2005, Mr Jacques Schraven. Mr Maarten van Veen was a member of the Remuneration committee until 31 May 2005. All members are regarded by the Board as being independent.

The role of the Remuneration committee is to determine and agree with the Board the broad policy for the remuneration of the Chairman, the executive directors, the Company Secretary and other members of senior management within the principles and guidelines laid down in the Combined Code.

The committee met on eight occasions during the year. Attendance at meetings by members is set out in the schedule on page 57. Further information on the activities of this committee is included in the Report on remuneration.

Nominations committee
The members of the Nominations committee throughout the year were Mr Jim Leng (chairman), Dr Anthony Hayward, Dr Kurt Lauk and Mr Eric van Amerongen.

The role of the Nominations committee is to identify and nominate candidates to the Board to fill vacancies on the Board, both executive and non-executive, as and when they arise and to ensure processes are in place with regard to succession planning for Board appointments and other senior management roles.

The Nominations committee met formally on two occasions during the year. Attendance at meetings by members is set out in the schedule on page 57. To assist in the search for new directors, the committee has used specialist consultants to provide a short list of potential candidates. The practice has been for individual members of the committee to meet separately with candidates, and then for members to communicate between themselves. Thereafter the views of all directors are sought and, if requested, meetings are held between them and candidates. Finally the full Board is requested to approve the appointment.

The Chairman, Mr Jim Leng, holds a number of non-executive directorships of other unrelated companies, details of which are set out on page 64. The Nominations committee considered his external appointments at the time of his appointment as Chairman of Corus and, as with all directors, considers any new appointments to ensure there is no conflict of interest and that sufficient time will continue to be devoted to Corus business.

Health, Safety and Environment committee
The Health, Safety and Environment committee comprised Mr Jacques Schraven (chairman from 31 May 2005), Mr Eric van Amerongen and Dr Anthony Hayward and, from 1 November 2005, Ms Noël Harwerth. Mr Maarten van Veen was the chairman of the committee until 31 May 2005.

The role of the Health, Safety and Environment committee is to approve the Company’s policies with regard to health, safety and environment matters and to review the performance in relation to these matters.

The committee met on two occasions in 2005. Attendance at meetings by members is set out in the schedule on page 57.

Directors
Directors who held office during the year, their dates of appointment or retirement and their attendance at Board and committee meetings are set out in the schedule on page 57.

Mr Stuart Pettifor and Mr Maarten van Veen retired from the Board with effect from 31 May 2005.

Ms Noël Harwerth, having been appointed since the last Annual General Meeting, will retire and offer herself for re-election.

The directors retiring by rotation are Mr Jim Leng (Chairman), Mr Philippe Varin and Mr Andrew Robb who, being eligible, offer themselves for re-election.

Of those directors offering themselves for re-election, none have a service contract except for Mr Philippe Varin whose contract notice period is 12 months.

Mr Richard Shoylekov was appointed as Company Secretary on 16 June 2005 upon the retirement of Mr Richard Reeves on the same date.

Biographies of the directors are set out on pages 64 and 65.

The Companies (Audit, Investigations and Community

Enterprise) Act 2004 came into force on 6 April 2005, allowing companies to indemnify their directors against certain claims made against them arising out of the discharge of their duties.

58  Corus Report & Accounts and Form 20-F 2005

Directors’ report

As a result of this, the Company has entered into qualifying third party indemnity arrangements (as defined in section 309B(1) of the Companies Act 1985) with each of the directors and former directors of the Company who held office during 2005. There are also certain other indemnification arrangements with certain directors and former directors of certain associated companies (as defined in section 309A(6) of the Companies Act 1985) who held office during 2005. These arrangements are designed to be compatible with the Directors’ and Officers’ liability cover that the Company obtains as part of its overall programme of insurances.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or member of senior management was selected for his position.

There are no family relationships between any directors and senior management.

There were no contracts of significance subsisting during the year between the Company or any of its subsidiary undertakings and any substantial shareholder or director.

There have been no material transactions since the end of the financial year up to 27 March 2006.

Corporate governance
Corus is committed to high standards of corporate governance for which the Board of directors is accountable to shareholders.

The Board is of the view that the 2003 Combined Code requires companies to comply or to explain non-compliance with the Code, and in explaining non-compliance the Company is in fact meeting the requirements of the Code. The Board is of the opinion that it has met the requirements of the Code.

With regard to the compliance requirements of the US Sarbanes-Oxley Act, the Company has undertaken work to ensure that it will be in a position to comply with these requirements as and when they become applicable.

A code of ethics was adopted in June 2004, as required under the US Sarbanes-Oxley Act, which applies to the Company’s principal executive and financial officers. The code of ethics is made available on the website www.corusgroup.com

Internal control
The directors are responsible for the Group’s system of internal control and reviewing its effectiveness.

There were no changes in Corus’ internal control over financial reporting that occurred during the year ended 31 December 2005 that have materially affected, or are reasonably likely to materially affect, Corus’ internal control over financial reporting.

The Group’s system of internal control has been designed in order to provide the directors with reasonable assurance that its assets are safeguarded, that transactions are authorised and properly recorded and that material errors and irregularities are either prevented or would be detected within a timely period. However, no system of internal control can eliminate the risk of failure to achieve business objectives or provide absolute assurance against material misstatement or loss.

The process accords with the guidance contained in the document ‘Internal Control Guidance for directors on the Combined Code’ as issued by the ICAEW and the Turnbull guidance as incorporated into the 2003 Combined Code.

The key elements of the control system in operation are:

•

the Board meets regularly with a formal schedule of matters reserved to it for decision and has put in place an organisational structure with clear lines of responsibility defined and with appropriate delegation of authority;

•

there are established procedures for planning, approval and monitoring of capital expenditure and information systems for monitoring the Group’s financial performance against approved budgets and forecasts;

•

business unit managing directors throughout the Group and corporate functional heads are required annually to undertake a full assessment process to identify and quantify the risks that face their businesses and functions, and assess the adequacy of the prevention, monitoring and modification practices in place for those risks. Regular reports about significant risks and the associated control and monitoring procedures are made to the Executive committee;

•

the Executive committee is responsible for assessing strategic risk and for reviewing the risk assessment for completeness and accuracy. It reports the consolidated results of these reviews to the Audit committee and thereafter to the Board to enable the directors to review the effectiveness of the system of internal control;

•	the Audit committee receives reports from both internal and external auditors on a regular basis and from executive

Corus Report & Accounts and Form 20-F 2005  59

Directors’ report

directors of the Group. The internal audit department conducts reviews that include the control of financial systems and their associated computer environments, business unit operations and compliance; and

•	the Health, Safety and Environment committee receives reports on health and safety issues and environmental audits carried out across the Group. The Board receives regular reports from all committees.

The Audit committee has during the period reviewed the effectiveness of the system of internal control as described above.

The directors confirm that the Board has reviewed the effectiveness of the system of internal control as described above during the period.

Disclosure controls and procedures
The Chief Executive Officer and the Executive Director, Finance, after evaluating the effectiveness of Corus’ disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Report & Accounts and Form 20-F, have concluded that, as of such date, Corus’ disclosure controls and procedures were effective to ensure that information required to be disclosed by Corus in the reports that Corus files or submits under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to Corus’ management, including Corus’ principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Day to day management
The day to day management of the Company is conducted through the Executive committee which comprises the executive directors and other senior executives.

Corus Group plc is the parent company of Corus UK Limited and Corus Nederland BV, both of which are wholly owned subsidiaries. The Board of Corus UK and the Management Board of Corus Nederland are responsible for the day to day management of their respective businesses in accordance with the strategy laid down by Corus Group plc.

Corus UK Limited is a trading company and manages the businesses formerly owned by British Steel plc. Corus Nederland BV, previously Koninklijke Hoogovens NV, is a holding company for the businesses owned by Koninklijke Hoogovens prior to its merger with British Steel to form Corus.

Memorandum and articles of association
General
Corus is registered under the Companies Act 1985 as company number 3811373 and governed by the laws of England and Wales. The Company’s objects can be found in Section 4 of its Memorandum of Association, and include, among many other things, the object to carry on business as a general commercial company and to carry on any trade, business or activity whatsoever and to act as a holding company.

Directors’ powers
No Corus director may vote on, or be counted in a quorum in relation to, any resolution of the Board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he does so, his vote shall not be counted. However, these prohibitions do not apply to a director in relation to:

(i)	any guarantee, indemnity or security to be given to such director in respect of money lent or obligations undertaken by him for the benefit of Corus;
(ii)	any guarantee, indemnity or security to be given to a third party in respect of a debt or obligation of Corus which he has himself guaranteed, indemnified or secured in whole or in part;
(iii)

the subscription or purchase by him of shares, debentures or other securities of Corus pursuant to any offer or invitation in which the director is or may be entitled to participate as a holder of securities;

(iv)	the underwriting by him of any shares, debentures or other securities of Corus;
(v)	any contract in which he is interested by virtue of his interest in shares or debentures or other securities of Corus or by reason of any other interest in or through Corus;
(vi)	any contract concerning any other company (not being a company in which the director owns one per cent or more) in which he is interested directly or indirectly;
(vii)

any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to both the directors and employees of Corus and does not provide

60  Corus Report & Accounts and Form 20-F 2005

Directors’ report

in respect of any director as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;
(viii)

any contract for the benefit of employees of Corus under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the relevant employees; and

(ix)	any contract for the purchase or maintenance for any director of insurance against any liability.

Directors are not required to vacate their office upon attaining the age of 70 years of age; however, if the Board convenes a general meeting at which, to the Board’s knowledge, a director who is 70 or over will be proposed for appointment or re-appointment, it must give notice of his age in the documents convening the meeting but the accidental omission to do so shall not invalidate any proceedings, or any appointment of that director, at that meeting. At every Annual General Meeting a number of directors that is not less than but nearest to one-third of the Board shall retire from office by rotation.

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge any of its undertaking, property, assets and uncalled capital and to issue debentures and other securities and to give security, whether outright or as collateral security for any debt, liability or obligation of Corus or of any third party. The Board must restrict the borrowings of Corus and exercise all voting and other rights or powers of control exercisable by Corus in relation to its subsidiaries so as to secure that the aggregate principal amount from time to time outstanding of all borrowings by Corus (exclusive of borrowings within Corus) shall not, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to two times the adjusted capital and reserves.

Share rights
Subject to the Companies Act and other shareholders’ rights, shares may be issued with or have attached to them such rights and restrictions as Corus may by ordinary resolution decide, or as the Board may decide if there is no such resolution or so far as the resolution does not make specific provision. Redeemable shares may be issued. Subject to the articles, the Companies Act and other shareholders’ rights, Corus may purchase all or any of its shares, and unissued shares are at the disposal of the Board.

Subject to the Companies Act, Corus may vary the rights attached to any class of shares with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class, or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

Corus may, by ordinary resolution, consolidate, consolidate and then divide, or sub-divide its shares or any of them. Corus may cancel any shares that at the date of the resolution have not been taken or agreed to be taken.

Corus may, subject to the Companies Act, by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

Dividends and other distributions
Subject to the Companies Act, Corus may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. Subject to the Companies Act, the Board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of Corus, in the opinion of the Board, justifies its payment. If the Board acts in good faith, it shall not incur any liability to the holders of any shares for any loss they may suffer in consequence of the payment of an interim or fixed dividend on any other class of shares ranking pari passu with or after those shares.

The Board may withhold payment of all or any part of any dividends payable in respect of Corus shares from a person with a 0.25% interest if such a person has been served with a restriction notice after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Act.

Except insofar as the rights attaching to, or the terms of issue of, any shares otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. No amount paid up on a share in advance of calls is to be treated as paid up on the share for this purpose. Dividends may be declared or paid in any currency.

The Board may, if authorised by an ordinary resolution of Corus, offer ordinary shareholders in respect of any dividend the right to elect to receive ordinary shares by way of scrip dividend instead of cash.

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Directors’ report

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and revert to Corus unless the Board decides otherwise.

Voting rights
Subject to any rights or restrictions attaching to any class of shares, every member present in person at a general meeting has, upon a show of hands, one vote, and every member present in person or by proxy has, upon a poll, one vote for every share held by him. No member shall be entitled to attend or vote either personally or by proxy at any general meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice after failure to provide Corus with information concerning interests in those shares required to be provided under the Companies Act.

If a person with a 0.25% interest in Corus shares has been served with a restriction notice after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Act, those shares shall no longer confer on the holder any right to exercise any rights conferred by membership in relation to general meetings, including to attend or vote either personally or by proxy at any general meeting or at any separate general meeting of the holders of any class of shares.

Annual and extraordinary meetings of shareholders
The Board convenes Annual General Meetings and Extraordinary General Meetings for the passing of a special resolution with notice of the resolution to all members entitled to receive such notice with not less than 21 clear days’ notice in writing. All other extraordinary general meetings are convened with not less than 14 clear days’ notice in writing. The notice must specify the place, day and time of the meeting, and the nature of the business to be transacted. A shareholder is not entitled to receive notice of a general meeting or any other notice or document from Corus unless he has provided to the Company an address in the United Kingdom or in The Netherlands to which such notice may be sent.

Change of control
Corus may in certain circumstances refuse to register transfers of shares from a person with a 0.25% interest if such person has been served with a restriction notice after failing to provide Corus with information concerning these interests as required under the Companies Act.

Relations with shareholders
Regular dialogue with institutional and major shareholders takes place with the Chief Executive and Executive Director, Finance. General presentations are given after the annual and interim results. Also during the year, as part of the dialogue with shareholders, a meeting took place when a number of institutional shareholders met with the Chairman, the Senior Independent Director and the Company Secretary when general matters of governance, communications and other related issues were discussed.

The Board is fully and promptly updated on significant matters after meetings with institutional or major shareholders. Additionally, an annual shareholder survey is carried out by an independent specialist, the findings of which are reported to the Board.

Meetings, as required, will also take place with organisations representing shareholder interests, including the Association of British Insurers and RREV (formerly National Association of Pension Funds and the Institutional Shareholder Services).

Full use is made of the Company’s Annual General Meeting to inform shareholders of current developments and there is an opportunity for individual shareholders to ask questions both within the meeting itself and also before and after when directors are available for this purpose.

Information on Corus is also made available on the website www.corusgroup.com

Accountability and audit
A statement of the directors’ responsibilities for the preparation of the consolidated financial statements is set out on page 88.

Recognising the differing requirements of shareholders for information, the Company produces a full annual report including all the financial information which it is required to make available to shareholders, in addition to a shorter form report which is sent to the overwhelming majority of shareholders. Any shareholder may request a copy of the full version at no charge, and contact details are provided for this purpose in the short form report.

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Directors’ report

A half-year interim report is also sent to all shareholders. The Company has announced its results on a quarterly basis since quarter 3 2005.

Going concern
The financial statements have been prepared on a going concern basis since the directors are satisfied that the activities of the Company and the Group are sustainable for the foreseeable future.

The New York Stock Exchange
In November 2003, the SEC approved changes to the listing standards of the New York Stock Exchange (NYSE) related to the corporate governance practices of listed companies. Corus, as a foreign private issuer with American Depositary Shares listed on the NYSE, is required to comply with certain of these rules and must disclose any significant ways in which its corporate governance practices differ from those followed by US domestic companies under the NYSE listing standards. At this time, Corus does not believe that there are any significant differences in its corporate governance practices, as compared to those followed by US domestic companies, except that

(i)

although Corus considers that it has developed comprehensive corporate governance guidelines and practices in line with those required of US domestic companies, Corus has not adopted and disclosed in one consolidated document a single comprehensive set of corporate governance guidelines as called for by Section 303A(9) of the NYSE Listed Company Manual and

(ii)

although during the year the non-management members of the Board of directors held meetings at which management Board members were not present, those meetings were not regularly scheduled. However, in both cases, Corus’ practice is in line with the UK Combined Code on Corporate Governance.

Information regarding corporate governance practices can be found on the website www.corusgroup.com

By order of the Board

Richard Shoylekov
Secretary
27 March 2006

Corus Report & Accounts and Form 20-F 2005  63

The Board

Mr James Leng
Chairman
Jim Leng (60) was appointed a non-executive director of the Company in June 2001, Deputy Chairman and Senior Independent Director in April 2002 and Chairman in June 2003. He is also a non-executive director of Alstom SA, Pilkington plc and Hanson plc where he is Senior Independent Director. He was the Chief Executive of Laporte plc from 1995 until June 2001. In May 2005 he retired as a Director and Chairman of IMI plc.

Mr Philippe Varin
Chief Executive
Philippe Varin (53) was appointed Chief Executive of the Company in May 2003. Prior to this he was the Senior Executive Vice President, Aluminium Sector, of Pechiney and a member of its Executive Committee. He joined Pechiney in 1978 in the R & D function, and held a number of positions in France and in the USA, including marketing, project construction, strategy and control leading to general management. He is President of Eurofer, the European Confederation of Iron and Steel Industries.

Mr Eric van Amerongen
Independent Director
Eric van Amerongen (52) was appointed a non-executive director of the Company in April 2001. He is a member of the Supervisory Boards of Swets & Zeitlinger NV, Imtech NV, HTT NV and ASMI NV. He is non-executive Chairman of Lucent NL. Among others, he is Chairman of the Board of Trustees of Twente University in Enschede, the Netherlands, Chairman of the Supervisory Board of CBR, Rijswijk, the Netherlands, and member of the Supervisory Board of ANWB, the Netherlands.

Ms Noël Harwerth
Independent Director
Noël Harwerth (58) was appointed a non-executive director of the Company in November 2005. She is currently non-executive Director of Royal & Sun Alliance Group Plc and of Corporate Services Group plc, Partnership Director of Tube Lines and Metronet, Deputy Chairman of Sumitomo Mitsui Banking Corporation Europe and was appointed a non-executive Director of the Tote in February 2006.

Dr Anthony Hayward
Senior Independent Director
Tony Hayward (48) was appointed a non-executive director of the Company in April 2002 and is the Senior Independent Director. He is a Group Managing Director and Chief Executive of Exploration and Production for BP plc.

Mr Rauke Henstra
Division Director Strip Products
Rauke Henstra (60) was appointed an executive director of the Company in October 2004, subsequent to becoming a member of the Executive committee in April 2004. He joined Koninklijke Hoogovens NV in 1973 and has held a number of senior positions throughout the Group.

Dr Kurt Lauk
Independent Director
Kurt Lauk (59) was appointed a non-executive director of the Company in June 2003. He is the President of Globe Capital Partners. He is a member of the Supervisory Boards of Gehring Maschinenbau GmbH and Forte Media CA. He is also a trustee of the International Institute of Strategic Studies in London and a director of Business Objects SA.

Mr David Lloyd
Executive Director, Finance
David Lloyd (42) was appointed an executive director of the Company in February 2001, subsequent to becoming a member of the Executive committee in December 2000. He joined British Steel in 1985 and has held a number of senior financial positions within the Company. He was a non-executive director of AvestaPolarit Oyj Abp in 2001 and 2002.

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The Board

Mr Andrew Robb
Independent Director
Andrew Robb (63) was appointed a non-executive director of the Company in August 2003. He retired as a director of Pilkington plc in July 2003, having been its Finance Director between 1989 and 2001 and then the executive director responsible for relations with major partners and affiliates worldwide. He is a non-executive director of KESA Electrical plc, Laird Group plc and PayPoint plc. He is also Chairman of the Pilkington Pension Scheme Trustees. He was a non-executive director of Alfred McAlpine plc from 1993 until May 2003.

Mr Jacques Schraven
Deputy Chairman
Jacques Schraven (64) was appointed a non-executive director and Deputy Chairman of the Company in December 2004. Additionally, in 2005 he was appointed a member and Chairman of the Supervisory Board of Corus Nederland BV. Until June 2005 he was President of the Confederation of the Netherlands Industry and Employers (VNO-NCW). He joined Shell in 1968 and in 1997 was appointed Chairman of the Board of Shell Nederland BV. He is a member of the Supervisory Boards of NV NUON, Oranje Nassau Groep BV and Fortis OBAM NV. He is also Chairman of the Board of Trustees of the Erasmus Rotterdam Medical Centre and of the Netherlands Normalisation Institute (NEN).

Mr Richard Shoylekov
Company Secretary and General Counsel
Richard Shoylekov (40) was appointed as the Company Secretary and General Counsel of Corus Group plc in June 2005. He is also Secretary of the Executive committee. He joined the Company in April 2004 as Director Legal Affairs, prior to which he worked in the oil and gas sector, holding a variety of positions, including General Counsel at Eni SpA Exploration and Production Division.

The Membership of the Board committees was as follows:

Audit committee
Andrew Robb (Chairman)
Eric van Amerongen (until November 2005)
Noël Harwerth (from November 2005)
Anthony Hayward
Kurt Lauk (from November 2005)

Remuneration committee
Eric van Amerongen (Chairman)
Andrew Robb
Jacques Schraven (from May 2005)
Maarten van Veen (until May 2005)

Nominations committee
James Leng (Chairman)
Eric van Amerongen
Anthony Hayward
Kurt Lauk

Health, Safety and Environment committee
Jacques Schraven (Chairman from May 2005)
Eric van Amerongen
Noël Harwerth (from November 2005)
Anthony Hayward
Maarten van Veen (Chairman until May 2005)

Corus Report & Accounts and Form 20-F 2005  65

The Executive committee

The day to day management of the Company is conducted through the Executive committee.

The structure and responsibilities at the date of this report are as follows:

Philippe Varin
Chief Executive
With overall responsibility for the management of the Company’s business and, in addition, with direct responsibility for corporate relations and communications and strategy.

Gerhard Buddenbaum
Division Director – Aluminium
With responsibility for Corus Primary Aluminium, Corus Aluminium Rolled Products and Corus Aluminium Extrusions. Age 63.

He is President of the German Fabricated Aluminium Association (Fachverband Aluminiumhalbzeug), Chairman of the German Aluminium Association, Board member of the German Metal Association, Executive committee member of the European Aluminum Association and Honorary Consul of the Netherlands in Germany.

Nelson Cunha
Group Director, Technology & Services
With responsibility for research, development and technology, information technology and continuous improvement. Age 55.

He joined the Company on 1 July 2005 from Companhia Siderurgica Nacional where he was Executive Director in charge of Operations and Engineering.

Rauke Henstra
Division Director – Strip Products
With responsibility for Corus Strip Products IJmuiden and UK, Corus Packaging Plus, Corus Colors, Corus Special Strip and Corus Tubes. He also has functional responsibility for automotive coordination.

David Lloyd
Executive Director, Finance
With functional responsibility for reporting and control, corporate finance, mergers and acquisitions, internal audit, investor relations and financial shared services.

Paul Lormor
Division Director – Long Products
With responsibility for Corus Construction & Industrial, Corus Engineering Steels, Corus Rail, Teesside Cast Products and Long Products Downstream Businesses. He also has functional responsibility for construction coordination. Age 56.

Formerly a Chief Executive of Caparo Steel Products and a Director of Caparo Industries, he continues to serve on the board of Caparo Merchant Bar (a joint venture between Caparo and Corus).

Scott MacDonald
Division Director – Distribution & Building Systems
With responsibility for Corus International, Corus Distribution and Building Systems and Corus Consulting. He also has functional responsibilities for commercial coordination and supplies and transport. Age 53.

Previously the Chief Operating Officer of Klöckner & Co, Germany.

Richard Shoylekov
Company Secretary and General Counsel
With functional responsibility for secretariat, legal services and property.

Staf Wouters
Director, Human Resources
With functional responsibility for human resources and compensation and benefits. Age 57.

He joined the Company on 1 February 2004 from PepsiCo Inc where he was Vice President Human Resources for a snack foods division.

For the purposes of the Report & Accounts and Form 20-F 2005, all of the members of the Executive committee are considered senior officers of the Company.

Biographies of Messrs Varin, Henstra, Lloyd and Shoylekov are set out under The Board on pages 64 and 65.

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The Executive committee

The principal divisional activities are as follows:

Strip Products Division

Corus Strip Products IJmuiden and Corus Strip Products UK Hot rolled steel strip and cold rolled and metallic coated steel	Corus Tubes Steel tubes, hollow sections, linepipe and pipeline project management	Corus Special Strip Plated precision strip products with specialist finishes

Corus Packaging Plus	Corus Colors	Cogent Power
Light gauge coated steel for packaging and non-packaging applications	Pre-finished steels	Electrical steels, transformer cores, generator and motor laminations

Long Products Division

Corus Construction & Industrial	Corus Rail	Downstream Businesses
Plate, sections, wire rod and semi-finished steel	Railway products, design and consultancy, rail infrastructure contracting	Custom designed hot rolled special steel profiles, hot and cold narrow strip

Corus Engineering Steels		Teesside Cast Products
Engineering billet, rolled and bright bar		Slab and bloom

Distribution & Building
Systems Division

Corus Distribution and Building Systems	Corus International	Corus Consulting
Service centres, further material processing and building systems	Tailored product and service solutions for international projects and international trade	Consultancy, technology, training and operational assistance to the steel and aluminium industries

Aluminium Division

Corus Primary Aluminium	Corus Aluminium Rolled Products	Corus Aluminium Extrusions
Extrusion billets, slabs and ingots	Plate, sheet and coil	Soft and hard extruded profiles, rods and bars

Corus Report & Accounts and Form 20-F 2005  67

Report on remuneration

Introduction
The Report on remuneration is presented for the year ended 31 December 2005. The report’s purpose is to define for shareholders the strategy for Board and senior executive remuneration, describe the elements of remuneration and how they are determined and detail in full the remuneration for each director in the year under review. The report comprises the following:

•	a description of the role of the Remuneration committee, its composition and work during the year and the resources used to provide independent advice;
•	a summary of the Company’s remuneration policy for senior executives;
•	a description of the individual elements of remuneration, the objectives behind the structure for each one and its place in total remuneration;
•	a comment on the Company’s performance in 2005 and its impact on performance-related remuneration, and the structure of annual bonus for 2006;
•	an outline of the shareholding Executive committee members are encouraged to accumulate;
•	details of pensions and other benefits;
•	a summary of non-executive directors’ fees and the shareholding they are encouraged to accumulate;
•	details of the service contracts and remuneration for each director; and
•	details of each director’s interest in shares of the Company.

The Remuneration committee
The following directors were members of the Remuneration committee during the year:
Mr Eric van Amerongen (chairman)
Mr Andrew Robb
Mr Jacques Schraven (from May 2005)
Mr Maarten van Veen (until May 2005)
All current members are regarded as independent.

The Committee met eight times during the year. The Chairman and the Chief Executive were invited to some of the meetings and the Company Secretary, who acts as secretary of the Committee, also attends the meetings. No one is involved in Remuneration committee meetings or decisions relating to their own remuneration or terms and conditions of employment.

The Committee’s responsibilities are:

•	to determine and regularly review the remuneration policy and the individual remuneration arrangements for the executive directors and other members of the Executive committee, including terms for appointments to the Executive committee, and the policy for other senior executives to ensure the Company can attract, retain and motivate people with the skills and talent required by the business;

•	to determine appropriate targets for short term incentive arrangements for senior executives that are relevant, stretching and designed to enhance the performance of the Company;
•	to ensure remuneration arrangements align the interests of senior executives with those of the shareholders;
•

to consider the principles and provisions of good governance in relation to relevant requirements of the Combined Code and the Listing Rules in relation to the remuneration of executive directors and senior executives;

•

to review and approve all long term incentive and share-related plans, including where appropriate performance conditions and targets and any requirements to acquire and hold personal shareholdings in the Company;

•	to determine compensation payments on the early termination of employment of executive directors and other Executive committee members;
•	to appoint and set the terms of reference of independent advisers to the committee; and
•	to prepare an annual report on remuneration that complies with relevant regulations, for submission to the Annual General Meeting.

During the year external advice was provided by the following specialist independent advisers:

•

Ernst & Young LLP was appointed by the committee in December 2002 to act as principal independent adviser to the committee covering all aspects of the committee’s remit. It also provides tax compliance services to Corus expatriate employees. Ernst & Young in the Netherlands provides advice to the Central Works Council of Corus Nederland BV; and

•	Towers Perrin continues to provide Total Shareholder Return (TSR) data relating to earlier executive share option schemes. It was appointed by the Company for this activity in 1999.

Advice was also given by the Company’s Human Resources Director, the Director Compensation and Benefits and the Company Secretary.

68  Corus Report & Accounts and Form 20-F 2005

Report on remuneration

Key events during 2005

•	As reported in last year’s Report, adjustments were made to the bonus plan for Executive committee members following consultation with shareholders, increasing maximum bonus potential;
•

Further conditional share awards were made under the Leveraged Equity Acquisition Plan (the long term incentive plan – LEAP). The mandatory deferral of half of annual bonus into shares has increased the quantum of share-related remuneration held by senior executives; no awards were made under the Company’s share option plan;

•	Base salaries for Executive committee members increased at rates similar to those for other employees;
•	Progress was made towards the shareholding targets Executive committee members are encouraged to accumulate; and
•

Changes to UK pensions legislation, effective April 2006, have been anticipated and alternatives to pension scheme participation have been put in place; any changes to individual pension alternatives are broadly cost-neutral to the Company.

Remuneration policy
There were no changes to the Company’s remuneration policy during the year and, aside from the increase in maximum bonus potential reported last year, no changes have been made to the structure or make-up of executives’ remuneration.

The Company’s remuneration policy is formulated to attract, retain and engage high calibre employees and to motivate them to develop the business in line with the Company’s strategy to be a world class, customer-focused supplier with sustained high levels of performance throughout the economic cycle. In order to achieve this, the remuneration policy as applied to Executive committee members and other senior executives is based on the following core principles:

•

both individual elements and the total reward package are structured so as to be competitive with those provided for equivalent roles by other companies and to encourage and reward continuous improvement of the business in terms of operating and financial performance within a healthy and safe working environment;

•

share-based incentive arrangements are a key feature of executives’ remuneration packages and are structured to be consistent with the interests of the shareholders in the short, medium and longer term;

•	minimum share ownership targets were introduced in 2005 for executives to further align their interests with those of shareholders;
•	executives have a greater proportion of total remuneration that is variable and at risk compared to other employees;
•

in line with practice throughout the Company, executives’ performance is reviewed annually, and financial and personal objectives set for the forthcoming period. The outcome of the appraisal is taken into account when reviewing base salary; in the case of Executive committee members, salary reviews and bonus payments are approved by the Remuneration committee; and

•	contracts of employment for executive directors and other Executive committee members provide for a notice period not exceeding 12 months.

Elements of remuneration
The elements of executive remuneration are structured to provide an appropriate mix of fixed and variable remuneration. Fixed remuneration is base salary and benefits costs; variable remuneration comprises annual bonus and long term incentives. If all variable elements were to pay maximum, total remuneration would be between three and a half and four times base salary.

Base pay
The Remuneration committee takes into account relevant information from independent consultants to position executives’ base pay at competitive levels, when compared to similar roles with similar responsibilities in other companies. The aim is to ensure salaries remain competitive, defined as around median compared to a wide group of companies, and also to reflect both overall success and individual performance. Salaries are usually reviewed annually against a number of factors including the performance of the Company as a whole, individual performance, general trends in remuneration and changes to the pay of other employees in the Group. The salaries of Executive committee members, including executive directors, have, on average in the last two years, moved at approximately the same rate as those of other employees (4-4.5%). Salaries are typically reviewed at the beginning of each year; the base salaries reported and shown in the table on page 74 are therefore the actual salaries paid throughout the year.

Corus Report & Accounts and Form 20-F 2005  69

Report on remuneration

Annual bonus scheme
There is a non-contractual, non-pensionable annual bonus scheme for executives that uses a balance of Group and, where relevant, divisional financial performance and measurable personal objectives to determine bonus. Three-quarters of maximum potential bonus is derived from financial measures with the balance from personal objectives.

All individual personal objectives for the executive directors and other Executive committee members and the financial targets for senior managers throughout the Group are agreed and approved by the Remuneration committee. Targets are set so as to reward the creation of value; to incentivise the delivery of the Company’s annual plan, which is considered stretching and is itself subject to review and approval by the Board; and to direct effort to key deliverables.

After consultation with shareholders in early 2005, the maximum potential annual bonus was increased to 100% for the Chief Executive and to 80% for executive directors and other members of the Executive committee. For 2005, the bonus for meeting target performance paid one-half of maximum.

The 2005 bonus scheme comprised a mix of Group financial and personal objectives, plus, in the case of the executives heading divisions, relevant divisional financial targets. The Group financial targets related to the achievement of EBITDA margin relative to EU competitors, operating profit, net debt position, and in the case of division directors, divisional operating result and working capital ratios. Personal objectives were based on measurable, key deliverables within individual areas of responsibility.

Executive committee bonus payments for the year ranged between 37% and 73% of maximum.

The bonus scheme for 2006 is based on a similar mix of financial and personal objectives with the same proportion of total bonus applying to financial and personal elements.

For executive directors and other Executive committee members, it is mandatory that half of any bonus is deferred in the form of Company shares which are held in an employee benefit trust and vest on the third anniversary of the award.

Shareholding requirements
Executive committee members are encouraged to accumulate, over a period of four years from the date of appointment, and then retain, a holding in the shares of the Company. In the case of the Chief Executive, the target shareholding is two million shares; for other members of the Executive committee the target is between 350,000 and 500,000 shares. The Chief Executive has achieved this level of shareholding; for the other Executive committee members, individual shareholdings are around 25-50% of target after two years.

Long term incentives
In 2004 the Company introduced a new share-based, long term incentive arrangement known as the Leveraged Equity Acquisition Plan (LEAP). Its objective is to create a very strong link between business performance, senior executives’ reward and shareholders’ interests over the medium term, by providing both an opportunity for executive directors and Executive committee members to invest in the Company’s shares and a deferred bonus arrangement based on shares. Subject to the satisfaction of a performance condition, described below, an award of matching shares may be made based on the performance achieved and the number of shares executives have invested in the Plan.

LEAP TSR Performance relative to comparator group		Matching awards

Below	50th percentile	Nil

	50th	One half of the shares in LEAP

	51st to 66th	Pro rata between one half and one times the shares in LEAP

	67th	One times the shares in LEAP

	68th to 74th	Pro rata between one and two times the shares in LEAP

	75th	Two times the shares in LEAP

	76th to 89th	Pro rata between two and three times the shares in LEAP

	90th and above	Three times the shares in LEAP

This performance condition was chosen because relative performance to a relevant group (the FTSE 250 excluding the finance sector) is considered a valid and appropriate comparator group as the Company was a constituent of this group at the time awards were made.

70  Corus Report & Accounts and Form 20-F 2005

Report on remuneration

There are three routes to investment in the LEAP:

•	the mandatory investment of half of annual bonus;
•	an award of conditional shares up to 25% of annual salary in any year; conditional shares are also subject to performance conditions which are described below; and
•	further shares from executives’ own resources if they choose.

Under the rules, investment in any year is subject to a maximum commitment of 60% of an executive’s annual base salary with all the above routes to investment counting towards this maximum.

Awards of conditional shares were made in 2004 and 2005; these were equivalent to an average of 20% of salary in each year. These shares will vest, provided the Company’s Total Shareholder Return (TSR) is at or above the 50th percentile compared to a comparator group of companies. The comparator group consists of the FTSE 250 at the date of the award, but excludes those companies in the finance sector. The number of conditional shares awarded and the number of shares acquired through bonus deferral are shown in the table on page 76.

Matching shares may also be awarded, with the number of potential matching shares determined by reference to the same performance condition and comparator group, in accordance with the table opposite. Matching shares may apply to shares acquired by bonus deferral, conditional shares and shares transferred to the LEAP from the executive’s own resources.

It is planned to review long term incentive arrangements during 2006. Shareholders will be consulted on any new proposals.

Performance graph – Corus Group TSR vs FTSE 250 Index (Daily)

120

80

100

160

140

40

60

20

0

Corus Group

FTSE 100 Index

FTSE 250 Index

31.12.00

31.12.01

31.12.02

31.12.03

31.12.04

31.12.05

The graphs that follow show the performance of the Company against the performance of the FTSE 100 and the FTSE 250 indices, chosen as representing relevant market indices, over the prescribed five year period.

The annual index chart is shown to comply with the relevant legislation; the daily index chart is included as this is more representative of actual Corus Group TSR performance.

It has been assumed that all dividends paid have been reinvested.

Executive share option scheme
The executive share option scheme was approved by shareholders in September 1999.

Outstanding options granted to executive directors are set out in the table on page 77 and scheme details are described on page 78.

No further options were granted during the year.

Sharesave scheme
The Company has operated a Sharesave scheme within the UK for many years. The scheme was recently re-launched and internationalised with invitations made in the UK, the Netherlands and Germany. Take-up was excellent in the UK and Netherlands, with 20-30% of all employees participating, but lower in Germany. Consideration will be given in 2006 to extending this scheme to other countries where the Company employs sufficient employees to warrant the establishment of such a scheme and also where local tax considerations make it an attractive proposition for employees.

Performance graph – Corus Group TSR vs FTSE 250 Index (Annual)

120

80

100

160

140

40

60

20

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Corus Group

FTSE 100 Index

FTSE 250 Index

31.12.00

31.12.01

31.12.02

31.12.03

31.12.04

31.12.05

Corus Report & Accounts and Form 20-F 2005  71

Report on remuneration

Options are exercisable for a period of six months upon completion of a three-year savings contract. The rules permit savings between £10 and £250 per month (or equivalent thereof for the international scheme).

Other long term incentives
As part of his contract, on joining the Company Mr Philippe Varin was awarded 1.1m shares conditional on his purchasing and retaining 1.1m shares. Under normal circumstances, these shares vest on the third anniversary of the date of the award. Mr Varin was also awarded share options on his appointment: these and the vesting details are shown in the table on page 77. No option awards (other than Sharesave) were made to executive directors in the year.

Pensions
Pension and life assurance benefits reflect current practice in the UK and the Netherlands and are tailored to take account of historical obligations. Individual pension arrangements are set out below.

UK
Changes to UK pensions from 2006
The Remuneration committee has reviewed the impact of the lifetime allowance on pension scheme members in light of the changes to the taxation of approved pension schemes to be introduced in April 2006. As a result, Corus will offer to those members affected the option to opt out of the pension scheme and receive a cash allowance. This will be broadly cost-neutral for the Company. The committee will keep this policy under review as best practice develops.

Pension provision for all executives is based on base salary alone – bonuses, other elements of pay and long term incentives are excluded. Where cash alternatives to pension or cash supplements are paid, these are similarly not taken into account in the calculation of annual bonus or other awards.

Mr Philippe Varin is not a member of any of the Company pension schemes. In accordance with his contract of employment, he is paid a pension allowance of 30% of his base salary. Mr Varin is covered by a life assurance benefit broadly equivalent to that provided under the British Steel Pension Scheme.

Mr David Lloyd is a long-serving member of the main and supplementary sections of the British Steel Pension Scheme. This is a defined benefit scheme which provides for all members one-sixtieth of final pensionable earnings for each year of service. It is separately funded and subject to HM Revenue and Customs (the Revenue) rules. Normal pension age for Mr Lloyd is 60 and additional credits have been granted to achieve 40 years’ pensionable service at normal pension age. A two-third’s spouse’s benefit would be payable on his death.

Mr Stuart Pettifor reached normal pension age and retired as a director on 31 May 2005. He received a pension from the British Steel Pension Scheme based on pensionable service of 40 years.

Pension benefits earned by directors – UK

	Total accrued entitlement at year end £000	Increase in accrued pension during year £000	Increase in accrued pension during year after allowing for inflation £000	Transfer value as at beginning of year £000	Transfer value as at year end £000	Director’s pension contributions during year £000	Increase in transfer value during year less director’s contributions £000

D M Lloyd (42)	138	18	14	849	1,054	20	185
S I Pettifor (60)	295	55	48	4,754	5,671	15	902

Notes:

(i)	The pension entitlement shown is the accumulated pension that would be paid each year on retirement at normal pension age, based on service to 31 December 2005 (or normal pension age if earlier).
(ii)

The details shown have been calculated as at 1 January 2005 and 31 December 2005 (or normal pension age if earlier) respectively and exclude the amount and value of any additional voluntary contributions paid by the director.

(iii)	An immediate pension is payable on early retirement on or after age 50 if retirement is at the request of the Company.
(iv)	In accordance with the pension scheme rules the above pensions are increased annually after retirement by reference to increases in the Retail Prices Index.
(v)

No discretionary benefits are applicable in the calculation of transfer values on leaving service. Any transfer value would be calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer value represents a liability of the Company rather than any remuneration due to the individual and cannot be meaningfully aggregated with annual remuneration, as it is not money the individual is entitled to receive.

(vi)	The increase in transfer values during the year has been influenced by factors other than the direct increase in pension benefits.
(a) A market value adjustment is applied in the transfer calculation and an increase in the market value adjustment over the year resulted in increased transfer values.
(b)

Where a director retires during the year, the transfer value at the year end reflects the position that the pension is actually in payment rather than an accrued pension due to come into payment at age 60.

72  Corus Report & Accounts and Form 20-F 2005

Report on remuneration

Netherlands
Mr Rauke Henstra is a member of the Stichting Pensioenfonds Hoogovens (SPH) which is a defined benefit pension scheme. Normal pension age in the scheme is 62 and general provision is made for a supplementary bridging pension from age 62 to 65 at which time the State Pension becomes payable.

The scheme places a limit on pensionable earnings (€211,648 at 31 December 2005) and arrangements have been made by the Company to provide additional pension benefits on a defined benefits basis. For Mr Henstra the Company provides additional pension benefits on earnings between the limit and €303,750 (subject to annual review in line with the normal rules of the scheme) plus an allowance of 15% of his earnings between €303,750 and his actual base salary.

During Mr Henstra’s active membership, the contingent widow’s pension is automatically 70% of his reduced pension at normal pension age. Following retirement, the pension entitlement for Mr Henstra has no automatic provision for a widow’s pension, but scheme rules permit the election at retirement of a reduced member’s pension and a contingent widow’s pension of 70% of his adjusted pension.

Excess retirement benefits
No person who served as a director of the Company during or before 2005 has been paid or received retirement benefits in excess of the retirement benefits to which they were entitled on the date on which benefits first became payable.

The total amount set aside by the Group during 2005 to provide pension, retirement or similar benefits for all current directors was £284,200 (2004: £238,672).

Benefits
Executive committee members are provided with benefits in kind comprising a car or equivalent cash allowance, medical insurance and life assurance. In addition Mr Rauke Henstra receives fuel at the expense of the Company. Benefits in kind do not form part of pensionable earnings and are not taken into account for bonus purposes.

Pension benefits earned by directors – Netherlands

	Total accrued entitlement at year end £000	Increase in accrued pension during year £000	Increase in accrued pension during year after allowing for inflation £000	Transfer value as at beginning of year £000	Transfer value as at year end £000	Director’s pension contributions during year £000	Increase in transfer value during year less director’s contributions £000

R Henstra (59)
Accrued bridging pension (from age 62 to 65)	170	68	67	253	444	0.4	191
Accrued pension	241	9	6	2,455	2,683	30	198

Notes:

(i)	The pension entitlement shown is the accumulated pension that would be paid each year based on service at 31 December 2005.
(ii)	The details shown have been calculated as at 1 January 2005 and 31 December 2005 respectively and exclude the amount and value of any additional voluntary contributions paid by the director.
(iii)	The increases in accrued pension during the period are ordinarily offset to take account of inflation on the accumulated total accrued pension.
(iv)	In accordance with the scheme rules the above pensions may be increased annually after retirement by the SPH Board, subject to scheme funding, by reference to a Dutch general index of retail prices.
(v)

No discretionary benefits are applicable in the calculation of transfer values on leaving service. Any transfer value would be calculated in accordance with Dutch legislation. The transfer value represents a liability of the Company rather than any remuneration due to the individual and cannot be meaningfully aggregated with annual remuneration, as it is not money the individual is entitled to receive.

Corus Report & Accounts and Form 20-F 2005  73

Report on remuneration

Directors’ emoluments
The emoluments of the directors are as follows:
Analysis of executive directors’ emoluments

	Basic salary and fees	Annual bonus	†	Taxable benefits (non-cash)	Taxable benefits (cash)	Other payments	Total	Total

	2005	2005		2005	2005	2005	2005	2004
	£	£		£	£	£	£	£

P Varin (i)	767,554	494,305		32,461	233,402	—	1,527,722	1,433,844
R Henstra (ii)	355,263	178,947		13,043	22,312	—	569,565	232,742
D M Lloyd (iii)	400,000	209,200		18,185	46,428	—	673,813	651,290
S I Pettifor (iv)	195,471	92,981		11,107	—	85,000	384,559	683,391
Payment for former director
H A M Vrins (v)	—	—		—	—	24,013	24,013	497,554

Sub total	1,718,288	975,433		74,796	302,142	109,013	3,179,672	3,498,821

Analysis of non-executive directors’ emoluments
J W Leng (vi)	275,000	—		21,604	—	84,745	381,349	296,465
E A van Amerongen	60,000	—		—	—	—	60,000	52,500
E N Harwerth (vii)	8,333	—		—	—	—	8,333	—
A B Hayward	60,000	—		—	—	—	60,000	50,000
K J Lauk	45,833	—		—	—	—	45,833	42,500
A M Robb	60,000	—		—	—	—	60,000	52,500
J H Schraven (viii)	65,000	—		—	—	9,412	74,412	5,417
R T Turner	—	—		—	—	—	—	42,500
M C van Veen	36,667	—		—	—	—	36,667	50,000

Sub total	610,833	—		21,604	—	94,157	726,594	591,882

Grand total	2,329,121	975,433		96,400	302,142	203,170	3,906,266	4,090,703

†	Half the bonus is payable in cash and half in deferred shares under the LEAP.

Notes:
(i)	Under Mr Philippe Varin’s contract the Company is required to pay an allowance in lieu of pension equal to 30% of his base salary. Taxable benefits include payment of this allowance.
(ii)	Mr Rauke Henstra was appointed to the Board with effect from 1 October 2004. Salary and benefits relate from that date and include a pension supplement; the 2004 bonus relates to the full year.
(iii)	Mr David Lloyd’s taxable benefits include mortgage assistance of £45,564 in connection with his relocation at the Company’s request at the time of his appointment. These payments ceased in 2005.
(iv)	Mr Stuart Pettifor retired on 31 May 2005. Other payments are fees for consultancy services following his retirement.
(v)	Mr Henk Vrins retired on 1 March 2004. Other payments are fees for consultancy services in 2005.
(vi)	Mr Jim Leng was awarded shares to the value of £84,745 as part of his remuneration.
(vii)	Ms Noël Harwerth was appointed a director on 1 November 2005.
(viii)	Mr Jacques Schraven was appointed a director on 1 December 2004. Other payments include remuneration as Chairman of the Corus Nederland Supervisory Board.

External appointments
Currently executive directors are permitted to hold up to one external directorship or office with the approval of the Board, retaining the fees payable from such appointments. Currently, no executive director holds such an external position.

Directors’ service contracts
It is the Company’s policy that employment contracts will provide for notice periods no longer than 12 months; all Executive committee members’ service agreements are in line with that policy. Mr Philippe Varin and Mr David Lloyd have service contracts that provide for a rolling 12 month period of notice. Mr Rauke Henstra’s service contract provides for a rolling six month period of notice. At the end of the financial year the unexpired terms were 12 months for Mr Varin and Mr Lloyd and six months for Mr Henstra respectively. The contracts provide that other than for cause the Company may terminate the employment on payment of a sum equal to salary and pension contributions, but not bonus, for the period the agreement would otherwise have continued.

Non-executive directors
Non-executive directors’ fees, including fees for chairing Board committees, are reviewed periodically, taking into account fees paid by comparable companies and the roles and responsibilities undertaken by the directors. These fees are determined by the Chairman of the Company and the executive directors.

The Chairman’s fees are determined by the Remuneration committee. Following a review of the Chairman’s remuneration which also took into account the time he commits to the Company compared to that anticipated on his appointment, his total remuneration was increased in 2005. The increase in

74  Corus Report & Accounts and Form 20-F 2005

Report on remuneration

his remuneration is to be paid entirely in shares; for 2005 this was to the value of £84,745. Based on the average share price for the financial period to which this relates, the award will be 101,010 shares. It was also agreed that his appointment is subject to termination by the giving of 12 months’ notice by the Company.

The Chairman and the non-executive directors do not have service contracts with the Company. Non-executive directors are encouraged to hold 50,000 shares in the Company.

Details of current directors’ contracts or letters of appointment are set out in the table below.

Loans to directors
As previously reported there is outstanding an interest free loan from Corus Nederland BV to Mr Maarten van Veen which pre-dates the merger between Koninklijke Hoogovens and British Steel. This loan made in 1985 was in accordance with the practice within Hoogovens and was made at the time Mr van Veen relocated at the company’s request. The Companies Act 1985 allows for subsisting loans from overseas subsidiaries in existence at the date of appointment to remain in place. At the beginning of the year this loan amounted to €37,210 which was the highest amount outstanding during the year. During the year €908 was repaid in accordance with the loan conditions leaving a balance at the year end of €36,302. The loan is repayable by 2030. Also, as previously reported, Mr Van der Velden, a former director of Hoogovens, has a loan outstanding relating to relocation. This loan made in 1998 is due to be repaid by 2010. At the beginning of the year this loan amounted to €22,690. During the year €3,781 was repaid, leaving a balance of €18,909.

Sums paid to a third party in respect of a director’s service
No consideration was paid to or became receivable by third parties for making available the services of any person as a director of the Company, while a director of the Company, as a director of any of the Company’s subsidiary undertakings, as a director of any other undertaking of which he was (while a director of the Company) a director by virtue of the Company’s nomination, or otherwise in connection with the management of the Company or any such other undertaking during the year to 31 December 2005.

Emoluments of directors

	2005	2004
	£	£

Executive directors:

Salaries and related benefits	2,095,226	2,044,202

Performance related earnings	975,433	1,015,094

Payment on joining and relocation assistance	0	35,925

Non-executive directors:

Fees and related benefits	726,594	591,882

Former directors:

Consultancy services	109,013	0

Compensation to directors for loss of office	0	403,600

	3,906,266	4,090,703

	Date of contract or letter of appointment	Notice period 31 December 2005

Executive directors:

P Varin	1 May 2003	12 months

D M Lloyd	1 February 2001	12 months

R Henstra (i)	1 October 2004	6 months

Non-executive directors (ii):

J W Leng (iii)	9 May 2003	12 months

E A van Amerongen	22 February 2001	None

E N Harwerth	1 November 2005	None

A B Hayward	15 February 2002	None

K J Lauk	13 May 2003	None

A M Robb	4 July 2003	None

J H Schraven	12 October 2004	None

Notes:
(i)	Mr Henstra’s contract is with Corus Services Nederland BV.
(ii)

As non-executive directors do not have service contracts, their unexpired term of appointment is determined in accordance with the Articles of Association which requires them to be re-appointed by shareholders at least every three years.

(iii)	With effect from 1 January 2006, Mr Leng’s terms provide for a rolling 12 month period of notice of termination.

Corus Report & Accounts and Form 20-F 2005  75

Report on remuneration

Board directors
Directors’ interests
Shares
The beneficial interests of the directors who held office at 31 December 2005 and their families in the ordinary shares of the Company are set out in the following tables. Other than as stated in this report, no director or his family has any right to subscribe for shares in the Company.

The voting rights attached to their shares are identical to those pertaining to all other ordinary shares in issue.

None of the directors or their families had any interests in the shares of any subsidiary company.

Directors’ interests in shares of the Company

Ordinary shares of 10p	31 Dec 2005 Number	1 Jan 2005 or at date of appointment if later Number

J W Leng (ii)	141,666	141,666

P Varin	1,769,466	1,655,328

E A van Amerongen	50,000	50,000

E N Harwerth (iii)	50,000	—

A B Hayward	52,776	52,776

R Henstra	—	—

K J Lauk (iv)	—	—

D M Lloyd (v)	85,894	82,881

A M Robb	50,000	50,000

J H Schraven	50,000	50,000

Notes:
(i)	None of the directors held non-beneficial interests at any time during the year.
(ii)	The share award to Mr Jim Leng referred to on pages 74 and 75 is not included above.
(iii)	Noël Harwerth’s interests are held as American Depositary Receipts.
(iv)	Subsequent to the year end, on 12 January 2006, Dr Kurt Lauk acquired an interest in 25,000 shares.
(v)	During the period from the year end to 27 March 2006 Mr David Lloyd acquired an additional 528 partnership shares under the Employee Share Ownership Plan.

Leveraged Equity Acquisition Plan (LEAP)

Number of ordinary shares of 10p	Award date	Cycle ending	Award held 1 Jan 2005	Granted during the year	Vested during the year	Lapsed during the year	Matched during the year		Award held 31 Dec 2005	Potential maximum award at 31 Dec 2005	Vesting date

Conditional share awards

P Varin	22 Apr 2004	2007	435,788	—	—	—	—		435,788	1,743,152	Apr 2007
	31 Mar 2005	2008	—	200,346	—	—	—		200,346	801,384	Mar 2008

R Henstra	22 Apr 2004	2007	165,370	—	—	—	—		165,370	661,480	Apr 2007
	31 Apr 2005	2008	—	86,206	—	—	—		86,206	344,824	Mar 2008

D M Lloyd	22 Apr 2004	2007	231,481	—	—	—	—		231,481	925,924	Apr 2007
	31 Mar 2005	2008	—	103,448	—	—	—		103,448	413,792	Mar 2008

S I Pettifor	22 Apr 2004	2007	256,173	—	256,173	—	426,955	*	—	—	—

Deferred bonus share awards

P Varin	9 Mar 2004	2007	177,375	—	—	—	—		177,375	709,500	Apr 2007
	31 Mar 2005	2008	—	361,977	—	—	—		361,977	1,447,908	Mar 2008

R Henstra	31 Mar 2005	2008	—	128,461	—	—	—		128,461	513,844	Apr 2007

D M Lloyd	9 Mar 2004	2007	87,289	—	—	—	—		87,289	349,156	Apr 2007
	31 Mar 2005	2008	—	182,651	—	—	—		182,651	730,604	Mar 2008

S I Pettifor	9 Mar 2004	2007	97,831	—	97,831	—	163,051	*	—	—	—

*

At the date of his retirement, Mr Stuart Pettifor beneficially held 28,333 shares purchased with annual bonus cash. In accordance with the rules of the LEAP, these shares were matched resulting in an additional award of 80,037 shares being made amounting to a total award of 670,043 matching shares in respect of his participation in the Plan. The market value of a Corus Group plc ordinary share on 31 May 2005 was 45p.

76  Corus Report & Accounts and Form 20-F 2005

Report on remuneration

Share options
The interests of the directors in share options and movements during the year are shown below.

Sharesave option schemes

			1 Jan 2005	Movement during the period			31 Dec 2005

Ordinary	Date of	Option		Granted	Exercised	Lapsed/ cancelled			Exercise Period
shares of 10p	grant	price	Number	Number	Number	Number	Number		From	To

P Varin	2004	42p	22,294	—	—	—	22,294		1 Jan 2008	30 Jun 2008

			22,294	—	—	—	22,294

D M Lloyd	2004	42p	22,294	—	—	—	22,294		1 Jan 2008	30 Jun 2008

			22,294	—	—	—	22,294

S I Pettifor	2004	42p	22,294	—	—	—	22,294	*	1 Jun 2005	30 Nov 2005

			22,294	—	—	—	22,294	*

*	At date of retirement, 31 May 2005.

Notes:
(i)	No sharesave options are held by executive directors other than those shown above.
(ii)	No sharesave options held by executive directors were granted or lapsed during the year.
(iii)	No sharesave options held by executive directors were exercised during the financial years ended 1 January 2005 and 31 December 2005.
(iv)	The market price of the Company’s shares at 31 December 2005 was 59p (1 January 2005: 51p) and the range during the year to that date was 40p to 62p (1 January 2005: 29p to 56p).
(v)	There were no changes to sharesave options between the year end and 27 March 2006.
(vi)	The market value of a Corus Group plc ordinary share on 31 May 2005, as at the date of Mr Pettifor’s retirement, was 45p.
(vi)	Sharesave options expire at the end of their exercise period.

Executive share option schemes

					1 Jan 2005	Movement during the period			31 Dec 2005

Ordinary shares of			Date of	Option		Granted	Exercised	Lapsed/ cancelled			Exercise Period
10p			grant	price	Number	Number	Number	Number	Number		From	To

P Varin	(c	)	2003	16p	1,133,984	—	—	—	1,133,984		14 May 2006	13 May 2013
	(c	)	2003	16p	1,133,984	—	—	—	1,133,984		14 May 2007	13 May 2013
	(c	)	2003	16p	1,133,985	—	—	—	1,133,985		14 May 2008	13 May 2013

					3,401,953	—	—	—	3,401,953

D M Lloyd	(a	)	1995	126p	10,928	—	—	10,928	—		30 Jun 1998	29 Jun 2005
	(a)(d	)	1996	134p	2,632	—	—	—	2,632		30 Jul 1999	29 Jul 2006
	(b)(d	)	1996	134p	8,953	—	—	—	8,953		30 Jul 1999	29 Jul 2006
	(b)(d	)	1997	118p	15,933	—	—	—	15,933		24 Jul 2000	23 Jul 2007
	(b)(d	)	1999	125p	54,514	—	—	—	54,514		30 Jun 2002	29 Jun 2009
	(c)(d	)	2000	117p	81,340	—	—	—	81,340		4 Feb 2003	3 Feb 2010
	(c)(d	)	2001	54p	512,577	—	—	—	512,577		28 Mar 2004	27 Mar 2011

					686,877	—	—	10,928	675,949

R Henstra	(c)(d	)	2000	117p	106,597	—	—	—	106,597		4 Feb 2003	3 Feb 2010
	(c)(d	)	2001	54p	158,659	—	—	—	158,659		28 Mar 2004	27 Mar 2011

					265,256	—	—	—	265,256

S I Pettifor	(b)(e	)	1996	134p	42,006	—	—	—	42,006	*	1 Jun 2005	30 Nov 2005
	(c)(e	)	2001	49p	659,793	—	—	—	659,793	*	1 Jun 2005	31 May 2006

					701,799	—	—	—	701,799

*	At date of retirement, 31 May 2005.

(a)	Options granted under the Corus UK Executive Share Option Scheme (a former British Steel scheme). Options can no longer be granted under this scheme.
(b)	Options granted under the Corus Overseas Executive Share Option Scheme (a former British Steel scheme). Options can no longer be granted under this scheme.
(c)	Options granted under the Corus Executive Scheme.
(d)	Options are subject to performance criteria which have not been met. These options would only be exercisable in certain circumstances on leaving the Company.
(e)	The market value of a Corus Group plc ordinary share on 31 May 2005, as at the date of Mr Pettifor’s retirement, was 45p.

Notes:
(i)	No executive options were granted or lapsed other than those stated above.
(ii)	No executive options were exercised by any director during the financial years ended 1 January 2005 and 31 December 2005.
(iii)	The market price of the Company’s shares at 31 December 2005 was 59p (1 January 2005: 51p) and the range during the year to that date was 40p to 62p (1 January 2005: 29p to 56p).
(iv)

Executive options granted to Mr Varin are subject to the special performance condition that he retains 1.1m shares. In the event of leaving service before the exercisable dates, that tranche of options is forfeited.

(v)	There were no changes in executive options between the year end and 27 March 2006.
(vi)	Executive options expire at the end of their exercise period.

Corus Report & Accounts and Form 20-F 2005  77

Report on remuneration

Executive Share Options
No options were granted during the year and it is the intention not to grant any further options under the scheme. Options may be exercised three years after and before the expiry of ten years from the date of grant, subject to meeting the performance criteria.

The options granted to the Chief Executive are subject to special performance conditions, as reported previously.

All other options under this scheme except for those granted prior to 1996 are subject to performance measures relating to both TSR and a target relating to the return on shareholder funds. These performance criteria have not been met and are no longer subject to further testing.

Performance criteria remain in place during the participant’s employment, but cease to apply in certain circumstances (for example, ill health or redundancy) on termination.

Other Executive committee members
The other Executive committee members, who are not executive directors, of Corus are Mr Gerhard Buddendaum, Mr Nelson Cunha, Mr Paul Lormor, Mr Scott MacDonald, Mr Richard Shoylekov and Mr Staf Wouters.

Emoluments
The aggregate emoluments of the other Executive committee members was £2,819,146 (2004: £2,371,378). Their total remuneration comprised base salary in the range £210,000 – £360,000; annual bonus with maximum potential of 80%; participation in the LEAP; and benefits including company car and private medical plan. Where an individual is relocated at the Company’s request, reasonable expenses in line with the Company’s policy are paid. Where this occurs, the expense is included in the aggregate emoluments figure shown above.

Pensions
Pension and life assurance benefits reflect current practice in the UK and Germany and are tailored to take account of historical obligations.

UK
An Executive committee member who is not a member of any of the Company pension schemes is paid a cash allowance. A life assurance benefit broadly equivalent to that provided under the British Steel Pension Scheme is also provided.

Members of the main and supplementary sections of the British Steel Pension Scheme participate in a defined benefit scheme which provides, for all members, one-sixtieth of final pensionable earnings for each year of service. It is separately funded and subject to Revenue rules. Normal pension age is 65. A 50% spouse’s benefit would be payable on the death of the member.

Where a scheme member is subject to the Revenue earnings cap, which restricts the amount of pay which can be used to calculate contributions and benefits due under a tax approved pension scheme, a cash supplement is paid, based on base salary above the earnings cap to reflect the loss of pension coverage.

As for executive directors, Corus will offer to those members affected by the lifetime allowance the option to opt out of the pension scheme and receive a cash allowance.

Germany
Mr Gerhard Buddenbaum is a member of the Essener Verband Pension Scheme which is a defined benefit pension scheme. Mr Buddenbaum has pension rights in the scheme amounting to 40% of pensionable salary. Normal pension age for Mr Buddenbaum is 65. A 60% spouse’s benefit would be payable on his death.

The accumulated total amount set aside in 2005 to provide pension benefits for Executive committee members who are not executive directors was £174,839 (2004: £113,690).

Interests in shares
The other Executive committee members hold in aggregate 92,155 ordinary shares as at 31 December 2005. Since the year end an additional 528 shares have been acquired under the Employee Share Ownership Plan. The voting rights attached to their shares are identical to those pertaining to all other ordinary shares in issue.

LEAP
They also participate in the LEAP and hold in aggregate 567,448 ordinary shares under the deferred bonus element and received a conditional award of 555,936 ordinary shares during the year. They have the potential to be awarded matching ordinary shares of up to three times the number of shares held in the LEAP, subject to meeting the given performance conditions.

78  Corus Report & Accounts and Form 20-F 2005

Report on remuneration

Share options
The other Executive committee members hold Sharesave options over 68,562 Corus ordinary shares, 23,974 of which were awarded during the year, at prices ranging from 39p to 42p and exercisable between 1 January 2008 and 30 June 2009 with expiry dates ranging from 1 July 2008 to 1 July 2009. They also hold executive share options over 423,607 Corus ordinary shares at prices between 54p and 117p exercisable from 2003 and 2011 with expiry dates ranging from 2010 to 2011 subject to meeting the performance criteria.

As previously mentioned on page 78 under ‘Executive Share Options’ the performance criteria have not been met; these criteria remaining in place during employment, but cease to apply in certain circumstances (for example, ill health or redundancy) on termination.

No options were granted during the year and it is the intention not to grant any further options under the scheme.

None of the other Executive committee members own, on an individual basis and inclusive of shares underlying options and other equity awards, 1% or more of Corus’ issued share capital.

Other than as stated in this report, no other Executive committee member or his family has any right to subscribe for shares in the Company.

None of the other Executive committee members or their families had any interests in the shares of any subsidiary company.

Share dilution through the operation of
share plans
Where shares are issued to satisfy incentives, the aggregate dilution resulting from executive incentives will not exceed 5% in any ten year period, and that resulting from all incentives, including all-employee incentives, will not exceed 10% in any ten year period.

On behalf of the Board

Richard Shoylekov
Secretary
27 March 2006

Auditable sections of the Report on remuneration

The following sections constitute the auditable part of the Report on remuneration, as defined in Part 3, Schedule 7A of the Companies Act 1985: paragraphs headed ‘Long term incentives’ and ‘Other long term incentives’; tables headed ‘Pension benefits earned by directors – UK’ and tables headed ‘Pension benefits earned by directors – Netherlands’; tables headed Directors’ emoluments comprising ‘Analysis of executive directors’ emoluments’ and ‘Analysis of non-executive directors’ emoluments’; paragraphs headed ‘Loans to directors’; table headed ‘Leveraged Equity Acquisition Plan (LEAP)’; tables headed ‘Sharesave option schemes’ and ‘Executive share option schemes’ and within the section headed ‘Other Executive committee members’ paragraphs headed ‘Emoluments’; ‘Pensions’; ‘Interests in shares’; ‘LEAP’; and ‘Share options’.

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Risk factors

Corus’ business, financial condition and results of operations, and consequently the price of its shares and the amount and timing of any dividends payable, will be influenced by a range of factors, many of which are beyond the control of Corus and its Board. These include various changing competitive and economic conditions that affect the market for steel and aluminium. The risk factors set out below and the other information in this Report & Accounts and Form 20-F should be considered carefully. There may be other risks that are not known to the Company or that may not be material now but could turn out to be material at a future date.

Risks relating to the Group’s business
Corus has incurred operating losses in previous years and may do so again.
Although Corus had an operating profit of £680m for the year ended 31 December 2005, it has reported operating losses in previous years. The Group returned to profit in 2004 as a result of strong global demand for steel products and higher steel prices, which fully offset substantial increases in raw material costs. The Group also benefited from the Restoring Success programme previously launched to improve performance across all its businesses and to close the performance gap between Corus and its European competitors. Nevertheless, there can be no assurance that Corus will maintain positive operating income or cash flows from operations in the future.

Corus’ Restoring Success programme may not achieve its goals, which could have a material adverse effect on Corus’ financial condition.
In April 2003 Corus’ Board announced additional restructuring initiatives to concentrate its steelmaking in the UK at three sites. This Restoring Success programme is broadly progressing to plan, but there can be no guarantee that Corus’ restructuring plans will achieve their intended goals.

Whilst Corus believes the Restoring Success programme is necessary to improve the Group’s financial performance, these significant changes are subject to risks and uncertainties. In addition, management made several key assumptions in relation to its Restoring Success programme, including assumptions tied to each aspect of the initiatives and general assumptions relating to exchange rates and market prices for steel and raw materials. Corus also assumed that it would be able to dedicate significant management resources, whilst mitigating disruption to existing plant performance as the initiatives continued. Actual outcomes, for example in relation to market prices, have varied from the assumptions. However, overall the assumptions can be seen to have remained broadly valid to the end of 2005 but, nevertheless, if they are not realised in the future, Corus may be unable to achieve all of the anticipated benefits of its Restoring Success programme.

As part of Restoring Success, Corus is establishing a single Financial Shared Services operation in the UK providing support to its businesses in respect of commercial accounting, purchase accounting, travel and expenses, and payroll. There is a risk that, if the transition is not carried out in a controlled and efficient manner, there could be an adverse impact on the control environment within Corus or in the Group’s cash flow and credit rating.

Corus’ operating results are strongly affected by movements in exchange rates, particularly between sterling and the euro and between sterling and the US dollar.
Corus derives most of its turnover and incurs much of its costs in the EU. Within the EU, Corus has substantial assets and sales in the UK, which is not a member of the euro-zone. Whereas the majority of the costs of Corus in the UK are not affected by the sterling to euro exchange rate, steel prices in Europe, including the UK, in the medium and long term are largely set in euros. Therefore, fluctuations in the sterling to euro exchange rate impact heavily on Corus’ revenue in the UK. In 2005, £8,124m or 80% of the Group’s total turnover was derived from Europe, the most important market for the Group. Turnover in other export markets and Corus’ major supplies purchases, including iron ore and coal, are mainly denominated in US dollars. Corus’ aluminium sales, which are based on LME prices, are also quoted in US dollars. As a result, Corus’ revenues are impacted by fluctuations in the US dollar to sterling and the US dollar to euro exchange rates. Volatility in exchange rates affects the Group’s results from operations in a number of ways. It impacts the Group’s revenues from export

80  Corus Report & Accounts and Form 20-F 2005

Risk factors

markets, affects the strength of Corus’ competitors and exposes Corus’ UK customers to similar pressures, which may result in a reduction in demand for steel in the UK.

Certain business decisions concerning Corus’ business require approval by the Corus Nederland Supervisory Board.
Dutch law dictates that Dutch companies of a certain size and nature are required to institute the so-called structure regime, which under certain circumstances can be mitigated. Corus Nederland is subject to the mitigated structure regime. Under this regime, Corus Nederland is required to institute a Supervisory Board to advise and oversee its Management Board. In order to effectively execute its supervisory functions, the Supervisory Board has particular powers such as the ability to suspend members of the Management Board and approval rights in respect of certain material decisions. Changes to the Dutch mitigated structure regime, with effect from 1 October 2004, provide, inter alia, that while the Supervisory Board may nominate new members to its Board, such appointments can only be made by the shareholders in a general meeting. The general meeting of shareholders also has the power to effectively dismiss the entire Supervisory Board.

Corus Nederland is an indirect, wholly owned subsidiary of Corus Group plc and hence, under the Dutch Companies Act and the Corus Nederland articles of association, the Management Board must act in accordance with instructions of the general meeting (i.e. those of its shareholder, Corus Group plc) in respect of the general financial, social, economic and personnel policies to be pursued by the company.

The significant rights of the Supervisory Board include:

•

The Supervisory Board must give approval for certain participations in other companies (for example, long term strategic alliances) as well as the disposal or acquisition of operations representing at least 25% of the value of capital and reserves of Corus Nederland. It was on this basis that the Supervisory Board withheld its approval of a decision in March 2003 to sell the aluminum business of Corus Nederland.

•	The ability to suspend members of the Management Board, although such suspension can be lifted by the general meeting at any time.
•	The Supervisory Board is required to approve fundamental or ‘far reaching’ changes in employment conditions and/or termination of employee contracts for a material number of employees.
•

The Supervisory Board may institute court proceedings to prevent dividend payments (including those to Corus Group plc) or nullify resolutions approving dividend payments, if it is foreseeable that these payments would prejudice creditors of Corus Nederland, to whom the Supervisory Board has certain responsibilities.

The Supervisory Board has no authority to:
•	amend, or prevent the amendment of, the articles of association of Corus Nederland (this authority resides with the shareholders at a general meeting);
•

establish or make operating and capital decisions, including the setting or approval of budgets, or powers to incur or reject additional indebtedness (unless these proposals include significant acquisitions and disposals as noted above);

•	order or cancel the issuance of shares or other equity interests in Corus Nederland; or
•	determine the termination or setting of compensation for members of the Management Board of Corus Nederland.

Under the Dutch Companies Act (Article 2:140), the Supervisory Board and its members must act in the interests of the company and its business enterprise, thus taking into account the interest of its stakeholders, including shareholders (and, if the company is part of a group, the interests of the group as a whole), as well as employees and creditors.

The Board of directors of Corus Group plc and the Supervisory Board of Corus Nederland have certain common members, and the operational management of the Group is based on divisions that encompass operating locations across numerous legal entities of the Group. Furthermore, Corus Group plc has established regular dividend flows and loans of surplus cash from Corus Nederland and key operating

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Risk factors

policies, such as the approval of capital expenditure, are undertaken by the board of Corus Group plc. Nevertheless, if the Supervisory Board of Corus Nederland does not approve certain decisions affecting the businesses held by Corus Nederland or otherwise refuses to cooperate with the Group in certain other matters affecting Corus Nederland, the ability of Corus Group plc to execute certain aspects of its strategy could be impaired or delayed and payments of dividends by Corus Nederland to Corus Group plc could be subjected to court proceedings instituted by the Supervisory Board.

Corus Nederland has an established Central Works Council. Under the provisions of the Dutch Works Council Act (WCA) the Central Works Council has the right to give advice on a number of proposed decisions by the Management Board of Corus Nederland, including decisions regarding: the transfer of control of the enterprise or any part thereof; the establishment, take-over or relinquishing of control of another enterprise; the termination of the activities of an enterprise or a substantial part thereof; expansion or other change in the activities of the enterprise; a substantial change in the organisation of the enterprise or in the allocation of the authority within the enterprise; and the appointment of an outside expert to provide advice on any of these matters. In addition, the Central Works Council has the right to advise on any proposed decision regarding a transfer of control of Corus Nederland. The WCA allows the Central Works Council to initiate litigation before the Enterprise Chamber of the Amsterdam Court of Appeals if no advice is sought or if the Management Board intends to proceed with implementing a decision despite receiving negative advice from, or deviating from conditions set by, the Central Works Council. In the event that the Central Works Council initiated such litigation, the implementation of decisions by the Management Board could be delayed or prevented, which could adversely affect the performance of Corus Group plc as a whole.

Corus has a substantial amount of indebtedness and other obligations, which could limit its operating flexibility and otherwise adversely affect its financial condition.
As of 31 December 2005, Corus had total borrowings of £1,692m. Corus’ outstanding or future indebtedness and related covenants could limit its operating flexibility and could otherwise adversely affect its financial condition. This level of indebtedness could have important consequences, including the following:

•	It may become difficult for Corus to obtain additional financing for working capital, capital expenditure, debt service requirements, acquisitions or general corporate or other purposes in the future.
•

A substantial portion of Corus’ cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to Corus for other purposes.

•	It may limit, along with the financial and other restrictive covenants applicable to Corus’ debt, Corus’ ability to borrow additional funds even when necessary to maintain adequate liquidity.
•

Some of Corus’ borrowings are, and are expected to be, at variable rates of interest (including borrowings under its primary bank credit facility in the future), which exposes Corus to the risk of increased interest rates.

•

Corus’ flexibility to adjust to changing economic or market conditions may be constrained and its ability to withstand competitive pressures may be reduced, making Corus more vulnerable to a downturn in general economic conditions.

•	It may place Corus at a competitive disadvantage compared to its competitors, if they have lower levels of debt and, as a consequence, have greater operating and financial flexibility than Corus.

Should Corus’ credit rating be downgraded, such an event may make it more difficult for Corus to obtain additional financing. The addition of further debt to current levels could exacerbate the leverage-related risks described above.

If Corus’ cash flow and capital resources are insufficient to fund its debt service requirements and its other obligations, Corus may be forced to reduce or delay scheduled expansion and capital expenditure, sell material assets or operations, obtain additional capital or restructure or refinance all or a portion of its debt.

82  Corus Report & Accounts and Form 20-F 2005

Risk factors

Corus’ ability to comply with the covenants under its senior credit facility will depend on achieving planned financial results.
Corus announced on 24 February 2005 that it had signed a new €800m banking facility with a consortium of relationship banks, replacing the existing facility on more favourable terms and with a reduced security package. The new revolving facility has a final maturity date of 31 December 2008 and provides committed bank financing for general corporate purposes and working capital requirements. Corus must comply with certain financial covenants, several of which become more stringent over time. Although Corus is in compliance with these covenants and expects to remain in compliance, there can be assurance that Corus will do so in the future. The main issue for Corus currently is not the prospect of a potential breach but rather that the covenants may constrain its flexibility to act. However, compliance with these covenants can be adversely affected if Corus is unable to achieve its planned financial results that, in turn, can be affected by unforeseen events and by events and circumstances outside of Corus’ control. In the event that Corus breaches one of these covenants and is unable to obtain a waiver from the lenders, it will be in default under the facility and, consequently, other indebtedness. Upon a default, the lenders could elect to declare all amounts borrowed under the facility, together with accrued interest, due and payable and/or enforce on the collateral securing the facility.

Corus’ operations may be adversely affected by business interruptions and property damage.
Corus’ operations may be adversely affected by abnormal unplanned events such as explosions, fires and other industrial accidents, transportation interruptions and inclement weather. For example, on 18 February 2005 a fire in the basic oxygen steelmaking (BOS) plant at Port Talbot ceased steelmaking there temporarily. The cost of the damage resulting from the fire and other related operating costs and lost contribution, which were not covered by third party insurance, was approximately £18m.

As part of its risk management, Corus maintains insurance cover through a combination of self funding and policies purchased from third party insurers. To the extent one or more events occur that are not covered by insurance, Corus’ operating results and cash flows may be materially adversely affected.

Corus’ future pension expenses, based on actuarial assumptions, may prove more costly than currently anticipated and the market value of Corus’ pension assets could decline.
Corus provides retirement benefits for substantially all of its employees under several defined benefit and contribution plans. Corus contributes to these defined benefit plans the amount that is required by governing legislation in the countries in which it operates. Pension contributions are calculated by independent actuaries using various assumptions about future events. The actuarial assumptions used may differ from actual future results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants or other unforeseen factors. These differences may impact Corus’ recorded net pension expense and liability, as well as future funding requirements. As at 31 December 2005, under IAS 19 ‘Employee Benefits’, the market value of Corus’ pension assets was £13,497m and its pension liabilities were assessed at £13,805m. If there is a significant adverse change in the market value of Corus’ pension assets, Corus may need to increase its pension contributions, which could have an adverse impact on Corus’ financial results.

Corus’ long term success is dependent upon the services of key employees.
The Group depends on its ability to attract, retain and motivate highly skilled and qualified people. If Corus lost the services of key people or was unable to attract and retain employees with the right capabilities and experience, it could have a material effect on the Group’s business and operations. In addition, the success of Corus’ acquisitions may depend in part on its ability to retain management personnel of acquired businesses.

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Risk factors

Corus’ corporate reputation could be damaged if it fails to meet high safety, quality, social, environmental and ethical standards.
Corus has a good corporate reputation and its businesses, which operate in the EU and in around 30 countries outside the EU, generally have a high profile in their local area. Should any part of the Group fail to meet high safety, quality, social, environmental and ethical standards, Corus’ corporate reputation could be damaged, leading to the rejection of products by customers, devaluation of the Corus brand and diversion of management time into rebuilding and restoring its reputation.

Corus may fail to comply with the requirements of the Sarbanes-Oxley Act.
Corus, as a US listed company, is required to comply with the requirements of the Sarbanes-Oxley Act. With effect from the 2006 year end, Section 404 of this Act requires Corus to perform an annual assessment of its internal controls over financial reporting and to report publicly on the conclusions from this assessment. The external auditors are required to attest to, and report on, management’s internal control assessment. Corus has dedicated substantial internal and external resource in preparing itself for compliance. However, Corus or its external auditors may identify areas of material weakness that could reflect on its management capability, and have an adverse affect on its credit rating and share price. Furthermore, failing to comply with the Act’s requirements by missing the deadline for compliance would have serious repercussions.

Risks relating to the steel and aluminium industries Corus’ results of operations could be adversely affected by the cyclical nature of the steel industry and the industries Corus serves.
The steel and aluminium industries are highly cyclical, sensitive to general economic conditions and dependent on the condition of certain other industries. Corus’ steel business supports cyclical industries such as the automotive, appliance, construction and energy industries. The demand for steel products is generally affected by macroeconomic fluctuations in Europe and the global markets in which steel companies sell their products. As a result, the prices of steel and steel products may fluctuate significantly due to many factors beyond Corus’ control. Aluminium end-use markets, including the transport (especially automotive and aerospace) and construction sectors, are also cyclical. When downturns occur in these sectors, Corus may experience decreased demand for its products, which may have a material adverse effect on its financial results. The volatility and the length and nature of business cycles affecting the steel industry have become increasingly unpredictable, and the recurrence of another major downturn in the industry may have a material adverse impact on Corus’ business, operations, profits and financial condition.

A change in the demand for steel in China could have a significant impact on the global steel market.
China is continuing to increase steel producing capacity by millions of tonnes every year and importing large volumes of finished steel and raw materials. China’s imports of raw materials have driven up prices globally, particularly for iron ore, metallurgical coal and scrap. In addition, Chinese demand for freight to import raw materials and export finished products has increased ocean freight rates. Corus has already experienced the impact of higher raw material prices and freight costs, which may further increase. Although China’s demand for imports of finished steel and raw materials may continue to grow in the near future, this growth may decline as the Chinese supply of steel is brought into balance with the demand. As a result, countries presently exporting large volumes to China would likely search for alternative markets and China may seek to increase its exports to other countries. Such behaviour could impact the markets that Corus sells into, resulting in Corus losing sales volume, or having to reduce steel prices, which may have a material adverse impact on Corus’ revenues and financial condition.

Corus’ profitability may be affected by changes in the cost and availability of raw materials and Corus may not be able to recover increased raw material costs in higher selling prices.
The prices of many of the raw materials Corus uses depend on worldwide supply and demand relationships, and are therefore subject to fluctuation. The principal raw materials used by Corus

84  Corus Report & Accounts and Form 20-F 2005

Risk factors

are iron ore and metallurgical coal, purchased on international markets, and scrap. Corus typically enters into long term supply contracts with certain of its raw material vendors. The pricing terms of these contracts are determined on an annual basis and thus do not protect Corus from significant price increases. There is a potential time lag between changes in prices under Corus’ purchase contracts with its vendors and the time when Corus can implement a corresponding price change under its sales contracts with its customers.

Prices for the raw materials that Corus requires may continue to increase and, if they do, Corus may not be able to pass on the entire cost of such increases to its customers or to offset fully the effects of higher raw material costs through productivity improvements, which may cause its profitability to decline. When the global demand for raw materials is strong, the terms of supply purchase contracts may be disadvantageous to Corus. Thus, shortages of, or price increases for, supplies could have a material adverse effect on Corus’ ability to sell certain of its products in a cost-effective manner and sell such products profitably.

Corus’ business is greatly affected by price volatility, which is largely the result of high fixed costs characteristic of the steel industry.
The production of steel is capital intensive, with a high proportion of fixed to total costs. Consequently, steel producers generally seek to maintain high capacity utilisation. If capacity exceeds demand, there is a tendency for prices to fall sharply if supply is largely maintained. Conversely, expansion of capacity requires long lead times so that, if demand grows strongly, prices increase rapidly, as unutilised capacity cannot be brought on line as quickly. The result can be substantial price volatility. While Corus has taken steps to reduce operating costs, including reducing steel production capacity, Corus may be negatively affected by significant price volatility, particularly in the event of excess production capacity in the global steel market, and incur operating losses as a result.

Strong competition may continue to exert downward pressure on Corus pricing.
Corus experiences intense competition within the steel and aluminium industries at both a regional and global level. International trade is a substantial component of Corus’ business, with the result that changes in market conditions in one region are rapidly transmitted to other regions. The competitive arena encompasses quality, customer service, delivery performance, product development and price. Although as a technologically advanced materials producer Corus attempts to differentiate its products by emphasising their non-price advantages, Corus is still subject to the effect of strong competition from its traditional competitors as well as from commodity producers in developing countries that compete in the markets in which Corus seeks to sell its products.

High energy costs adversely impact Corus’ results of operations.
Both steel and aluminium production processes are energy intensive. Corus’ operations consume large amounts of energy, in particular natural gas and electricity. A prolonged interruption of supply or a significant increase in energy prices could have an adverse impact on Corus’ financial results. For example, at normal annual consumption levels, every £0.001 per kilowatt-hour rise in electricity costs would increase Corus’ operating costs by approximately £10m, while a £0.01 per therm rise in natural gas prices would increase Corus’ operating costs by approximately £5m. In addition, Corus’ aluminium smelters generally require an uninterrupted supply of intense electrical energy, and any significant interruption may have a technical, commercial and financial impact on the facility concerned.

Energy prices are rising and may continue to rise and, if they do so, Corus may not be able to pass on the entire cost of such increases to its customers or to offset fully the effects of higher gas and electricity costs through productivity improvements, which may cause its profitability to decline. The terms of energy purchase contracts may be disadvantageous to Corus and price increases for energy could have a material adverse effect on Corus’ ability to sell certain of its products in a cost-effective manner and sell such products profitably.

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Risk factors

Corus has endeavoured to minimise the cost impact of energy taxes through negotiated agreements. From April 2001, the UK Government imposed a tax on the business use of energy (the Climate Change Levy). A negotiated agreement was signed with the UK Government to allow Corus to take an 80% reduction in the amount of such tax provided certain energy targets are met. Corus met its target for 2004 and will receive this reduction for 2005 and 2006. Corus must meet a further target for 2006 to continue to receive the reduction for 2007 and 2008. The reduction is worth approximately £28m per annum.

Health, safety and environmental matters, including compliance with environmental laws and remediation of contamination, could result in substantially increased capital requirements and operating costs.
Corus’ businesses are subject to numerous laws and regulations relating to health, safety and the environment in the countries in which Corus operates. These laws and regulations concern air emissions, wastewater discharges, solid and hazardous waste material handling and disposal, worker health and safety, and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to these laws and regulations are an inherent part of the Group’s business, and future conditions and contamination may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Although Corus believes that its operations are in substantial compliance with currently applicable environmental, health and safety regulations, violations of such laws or regulations can lead to fines and penalties. In addition, risks of substantial costs and liabilities, including for the investigation and remediation of past or present contamination, at facilities currently or formerly owned or operated by Corus, or at which wastes have been disposed, are inherent in Corus’ operations, and there can be no assurance that substantial costs and liabilities will not be incurred in the future.

Other developments, such as increased requirements of environmental, health and safety laws and regulations,

increasingly strict enforcement thereof by governmental authorities, and claims for damages to property or injury to persons resulting from the environmental, health or safety impacts of Corus’ operations or past contamination, could prevent or restrict some of Corus’ operations, require the expenditure of significant funds to bring Corus into compliance, involve the imposition of clean up requirements and give rise to civil or criminal liability. There can be no assurance that any such legislation, regulation, enforcement or private claim will not have a material adverse effect on Corus’ business, financial condition or results of operations.

The EUETS was adopted on 22 July 2003 and came into force on 1 January 2005. Participation is mandatory for defined sectors including combustion plant, iron and steel production, sinter plants, coke ovens and lime production. Primary and secondary aluminium production is not currently included. Production may be restricted and/or costs may be incurred if the issued allowances for CO2 are insufficient to meet the actual emissions and the shortfall of emissions has to be met by purchases on the ETS market. A failure to surrender enough CO2 credits at the end of each year would result in a fine of €40 per tonne of CO2 for the first phase 2005 to 2007. In addition, the shortfall in CO2 has also to be purchased on the ETS market. Although, Corus had sufficient issued allowances to meet its actual emissions in 2005, there can be no assumption that Corus will remain in compliance with the provisions of the EUETS in the future and significant fines or other costs could be imposed in the event of non-compliance.

Corus is currently addressing contamination at its closed facilities, and may be required to initiate environmental investigation and remediation projects at both former and current operating locations. In addition to potential clean up liability, Corus may become subject to monetary fines and penalties for violation of applicable laws, regulations or administrative orders.

86  Corus Report & Accounts and Form 20-F 2005

Risk factors

Corus may be subject to liability related to the use of hazardous substances in production.
Corus uses a variety of hazardous materials, gases and chemicals in its manufacturing activities. The management, use and disposal of these substances are regulated by laws and regulations that have not, to date, resulted in material costs to Corus. There can be no assurance that more onerous laws will not be adopted in the future, resulting in material costs or liabilities to Corus. In the event that any of these substances proves to be toxic or accidents involving these substances occur, Corus may be liable for increased costs for health-related claims or removal or treatment of such substances.

Actions taken by governments of other major steel importing countries can result in disruption to Corus’ business and affect steel prices globally as trade flows adjust.
The large trade flows and, in particular, large swings in trade, which can result from changing market conditions, can lead to trade remedy actions to protect domestic industries. Exports by Corus to the United States have been subject to such trade remedies, including ‘Safeguard’ measures imposed by the US under Section 201 of the US Trade Act of 1974 on imports of a number of steel products such as flat rolled steel, plates, and wire rod. Although these Safeguard measures were terminated in December 2003, there can be no assurance that future similar trade remedy measures instituted by the US or other governments will not have a significant impact on Corus’ export sales or that Corus will be able to mitigate the impact of such measures.

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Statement of directors’ responsibilities in relation to the consolidated financial statements

The following statement, which should be read in conjunction with the statement of auditors’ responsibilities set out in the report of the auditors, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and auditors in relation to the financial statements.

The directors are responsible for:

•

ensuring the maintenance of proper accounting records, which disclose with reasonable accuracy the financial position of the Group at any time from which the financial statements can be prepared to comply with the Companies Act 1985 and Article 4 of the IAS Regulation;

•

preparing financial statements for each financial period which give a true and fair view, in accordance with IFRS as adopted for use in the European Union, of the state of affairs of the Group as at the end of the financial period and of profit for that period; and

•	taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The directors consider that in preparing the financial statements, which comprise the Consolidated income statement, the Consolidated balance sheet, the Consolidated statement of recognised income and expense, the Consolidated cash flow statement, the Presentation of accounts and accounting policies and the Notes to the consolidated accounts, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed, and that their preparation on a going concern basis is appropriate.

A copy of the financial statements is placed on the website of Corus Group plc. The executive management are responsible for the maintenance and integrity of the Company’s website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board

Richard Shoylekov
Secretary
27 March 2006

88  Corus Report & Accounts and Form 20-F 2005

Independent auditors’ report to the members of Corus Group plc

We have audited the Group financial statements of Corus Group plc for the year ended 31 December 2005 which comprise the Consolidated income statement, the Consolidated balance sheet, the Consolidated statement of recognised income and expense, the Consolidated cash flow statement, the related notes, the Supplementary information for North American investors and the information described under the Accounting policies on pages 46 to 48. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Corus Group plc for the year ended 31 December 2005 and on the information in the Report on remuneration that is described as having been audited.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of directors’ responsibilities in relation to the consolidated financial statements.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors’ report is not consistent with the Group financial statements, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding director’s remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company’s compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Chairman’s statement, the Operational and financial highlights, the Chief Executive’s statement, the Presentation of information, the Review of the period, the Financial review, the Directors’ report, the Board, the Executive committee, the unaudited part of the Report on remuneration, the Financial summary, Some important data in euros, the Ancillary information, the Information for shareholders and the Glossary. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary

Corus Report & Accounts and Form 20-F 2005  89

Independent auditors’ report to the members of Corus Group plc in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion
In our opinion:

•	the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2005 and of its profit and cash flows for the year then ended; and
•	the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
27 March 2006

The opinion set out above is included for the purposes of the Corus Report & Accounts only and does not form part of the Corus Form 20-F for 2005.

90  Corus Report & Accounts and Form 20-F 2005

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Corus Group plc

We have audited the accompanying consolidated balance sheets of Corus Group plc and its subsidiaries as of 31 December 2005 and 1 January 2005, and the related consolidated income statements, statements of recognised income and expense and cash flows, for each of the two years in the period ended 31 December 2005. These consolidated financial statements are the responsibility of the management of Corus Group plc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corus Group plc and its subsidiaries at 31 December 2005 and 1 January 2005, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2005 in conformity with International Financial Reporting Standards as adopted by the European Union.

As described in the presentation of accounts and accounting policies in the financial statements, the Group has adopted the new accounting standards IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ as of 2 January 2005. The change has been accounted for prospectively from 2 January 2005.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the Supplementary information for North American investors on pages 148 to 156.

PricewaterhouseCoopers LLP
London, England
27 March 2006

Corus Report & Accounts and Form 20-F 2005  91

Consolidated income statement

For the financial period ended 31 December 2005	Note	2005 £m	2004 £m

Group turnover	1	10,140	9,332
Total operating costs	2	(9,460)	(8,670)

Group operating profit	1	680	662
Finance costs	5	(132)	(129)
Finance income	5	31	13
Share of post-tax profits of joint ventures and associates		1	21

Profit before taxation		580	567
Taxation	6	(129)	(126)

Profit after taxation		451	441

Attributable to:
Equity holders of the parent		452	447
Minority interests		(1)	(6)

		451	441

Earnings per share
Basic earnings per ordinary share	8	10.17p	10.07	p
Diluted earnings per ordinary share	8	9.74p	9.43	p

Notes and related statements forming part of these accounts appear on pages 96 to 147; Note 29 sets out the movements on reserves.

92  Corus Report & Accounts and Form 20-F 2005

Consolidated balance sheet

At 31 December 2005	Note	2005 £m	2004 £m

Non-current assets
Goodwill	9	83	85
Other intangible assets	10	56	39
Property, plant and equipment	11	2,820	2,793
Equity accounted investments	12	95	109
Other investments	13	113	66
Retirement benefit assets	37	157	311
Deferred tax assets	26	172	174

		3,496	3,577

Current assets
Inventories	14	1,954	1,732
Trade and other receivables	16	1,512	1,363
Current tax assets	15	21	19
Other financial assets	23	85	—
Short term investments	17	—	11
Cash and short term deposits	17	871	589
Assets held for sale	18	3	—

		4,446	3,714

TOTAL ASSETS		7,942	7,291

Current liabilities
Short term borrowings	20	(384)	(379)
Trade and other payables	19	(1,844)	(1,742)
Current tax liabilities	15	(79)	(117)
Other financial liabilities	23	(38)	—
Retirement benefit obligations	37	(5)	(18)
Short term provisions and other liabilities	25	(117)	(141)

		(2,467)	(2,397)

Non-current liabilities
Long term borrowings	20	(1,308)	(1,063)
Deferred tax liabilities	26	(126)	(137)
Retirement benefit obligations	37	(436)	(455)
Provisions for liabilities and charges	25	(116)	(122)
Other non-current liabilities	21	(46)	(26)
Deferred income	27	(65)	(33)

		(2,097)	(1,836)

TOTAL LIABILITIES		(4,564)	(4,233)

NET ASSETS		3,378	3,058

Equity
Called up share capital	28	1,697	1,696
Share premium account	29	173	168
Statutory reserve	29	—	2,338
Other reserves	29	283	201
Consolidated reserves	29	1,199	(1,378)

Equity attributable to equity holders of the parent		3,352	3,025
Minority interests	30	26	33

TOTAL EQUITY		3,378	3,058

Approved by the Board and signed on its behalf by:

P Varin
D M Lloyd
27 March 2006

Notes and related statements forming part of these accounts appear on pages 96 to 147.

Corus Report & Accounts and Form 20-F 2005  93

Consolidated statement of recognised income and expense

For the financial period ended 31 December 2005	Note	2005 £m	2004 £m

Actuarial losses on defined benefit plans		(156)	(64)
Net movement on fair values of cash flow hedges		(6)	—
Revaluation of available for sale investments	13	7	—
Deferred tax on items taken directly to reserves		24	19
Revaluation of goodwill due to exchange	9	(2)	—
Exchange movements on currency net investments		(12)	(2)

Net expense recognised directly in equity		(145)	(47)
Profit after taxation		451	441

Total recognised income and expense for the period		306	394
Adoption of IAS 32 and IAS 39		16	—

		322	394

Total recognised income and expense for the period attributable to:
Equity holders of the parent		307	400
Minority interests		(1)	(6)

		306	394

Adoption of IAS 32 and IAS 39 attributable to:
Equity holders of the parent		24
Minority interests		(8)

		16

Notes and related statements forming part of these accounts appear on pages 96 to 147.

94  Corus Report & Accounts and Form 20-F 2005

Consolidated cash flow statement

For the financial period ended 31 December 2005	Note	2005 £m	2004 £m

Operating activities
Cash generated from operations	34	939	578
Interest paid		(115)	(104)
Premium received on issue of new loans	20	—	8
Premium paid on redemption of Eurobond		—	(9)
Issue costs of new loans		—	(15)
Interest element of finance lease rental payments		(1)	(2)
Taxation paid		(166)	(93)

Net cash flow from operating activities		657	363

Investing activities
Purchase of property, plant and equipment		(423)	(310)
Development grants received		2	—
Sale of property, plant and equipment		49	37
Purchase of other intangible assets		(29)	(12)
Purchase of other fixed asset investments		(35)	(12)
Loans to joint ventures and associates		—	(1)
Repayment of loans from joint ventures and associates		—	6
Purchase of subsidiary undertakings and businesses		—	(17)
Net cash acquired with subsidiary undertakings and businesses		—	6
Investments in joint ventures and associates		—	(5)
Sale of businesses and subsidiary undertakings	38	29	95
Sale of joint ventures and associates		3	2
Dividends from joint ventures and associates		9	4
Interest received		30	12
Sale/(purchase) of short term investments		11	(5)

Net cash flow from investing activities		(354)	(200)

Financing activities
Cash inflow from issue of ordinary shares	28	6	1
New loans		3	558
Repayment of borrowings		(19)	(503)
Capital element of finance lease rental payment		(1)	(1)
Dividends paid	7	(22)	—

Net cash flow from financing activities		(33)	55

Increase in cash and cash equivalents		270	218
Cash and cash equivalents at beginning of period		557	340
Effect of foreign exchange rate changes		(2)	(1)

Cash and cash equivalents at end of period		825	557

Cash and cash equivalents consist of:
Cash and short term deposits	17	871	589
Bank overdrafts	20	(46)	(32)

		825	557

Notes and related statements forming part of these accounts appear on pages 96 to 147.

Corus Report & Accounts and Form 20-F 2005  95

Presentation of accounts and accounting policies

I Basis of preparation
From 1 January 2005, as required by the European Union’s IAS regulation, the Group has prepared its Report & Accounts and Form 20-F in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would be no different had the Group applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

Since this is the first year in which the Group has prepared financial statements under the IFRS accounting policies set out below, the comparatives have been restated from accounting principles generally accepted in the UK (UK GAAP) to comply with IFRS. The reconciliation to IFRS from the previously published UK GAAP financial information is provided in Note 42. These policies have been consistently applied to all the periods presented except for those relating to the classification and measurement of financial instruments under IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. Corus has made use of the exemption available under IFRS 1 ‘First Time Adoption of International Financial Reporting Standards’ to only apply these two standards from 2 January 2005. The adoption of IAS 32 and IAS 39 as at 2 January 2005 principally resulted in:

(a)	The measurement of available for sale investments at fair value (see Note 13).
(b)	The measurement of all derivative financial instruments at fair value (see Note 23).
(c)	The classification of drawings under the securitisation programme as borrowings (see Note 20).
(d)	The classification of non-equity minority interests as borrowings (see Note 20).
(e)	The classification of convertible bonds into separate debt and equity option values (see Note 23).

At 2 January 2005, these changes resulted in increases to net assets of £16m and net debt of £268m.

In addition Corus has only applied IFRS 5 ‘Assets held for sale and discontinued operations’ prospectively from 2 January 2005. Any assets held for sale or discontinued operations are recognised in accordance with IFRS 5 only from that date.

The accounts have been prepared under the historical cost convention as modified by the revaluation of available for sale investments, and financial assets and liabilities that are held for trading.

II Use of estimates and critical accounting judgements
The preparation of accounts in accordance with IFRS requires management to make estimates and assumptions that affect the:

(i)	reported amounts of assets and liabilities;
(ii)	disclosure of contingent assets and liabilities at the date of the accounts; and
(iii)	reported amounts of income and expenses during the reporting period.

Actual results could differ from those estimates. The most significant techniques for estimation are described in the accounting policies below. Critical accounting judgements and the key sources of estimation or uncertainty in applying the Group’s accounting policies arise in relation to property, plant and equipment, goodwill, current asset provisions, deferred tax, retirement benefits, provisions created for redundancy, rationalisation and related costs, emission rights and financial derivatives, as discussed in the Review of the period on pages 46 to 48. The detailed accounting policies, including underlying judgements and methods of estimations for each of these items are discussed below. All of these key factors are considered at least annually.

III Basis of consolidation
The consolidated income statement, balance sheet, statement of recognised income and expense and cash flow statement include the Company and its subsidiaries. They also include the Group’s share of the profits, net assets and retained post acquisition reserves of joint ventures and associates. These have been accounted for under the equity method of consolidation. The profits or losses of subsidiaries, joint ventures and associates acquired or sold during the period are included from the date of acquisition or up to the date of their disposal. All intra-group transactions, balances, income and expenses are eliminated on consolidation, including unrealised profits on such transactions.

IV Business combinations
On the acquisition of a subsidiary, joint venture or associate, fair values are attributed to the net assets acquired. Any excess of the fair value of consideration given over the fair values of the Group’s share of the identifiable net assets acquired is treated as goodwill. If the fair value of the net assets acquired exceeds the fair value of consideration then these fair values are reassessed before taking the remainder as a credit to profit and loss in the period of acquisition.

Goodwill is recognised as an asset and, although it is not amortised, it is reviewed for impairment annually and whenever there is a possible indicator of impairment. Any impairment is recognised immediately in profit and loss and cannot subsequently be reversed. On disposal of a subsidiary, joint venture or associate any residual amount of goodwill is included in the determination of the profit or loss on disposal.

96  Corus Report & Accounts and Form 20-F 2005

Presentation of accounts and accounting policies

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP value, as no adjustment was required on transition. This has also been subject to impairment tests at that date and will continue to be, at least, annually. Goodwill written off immediately to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal of the assets to which it related.

V Turnover
Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer, which is generally when they have accepted physical delivery and control of the goods. No revenue is recognised if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts due for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes.

VI Provisions
Provisions for rationalisation and related measures, environmental remediation and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. This involves a series of management judgements and estimates that are based on past experience of similar events and third party advice where applicable.

In particular, redundancy provisions are made where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been made at the balance sheet date. These provisions also include charges for any termination costs arising from enhancement of retirement or other post-employment benefits for those employees affected by these plans.

Provisions are also created for long term employee benefits that depend on the length of service, such as long service and sabbatical awards, disability benefits and long term compensated absences such as sick leave. The amount recognised as a liability is the present value of benefit obligations at the balance sheet date, and all movements in the provision (including actuarial gains and losses or past service costs) are recognised immediately within profit and loss.

Corus participates in the EU Emissions Trading Scheme, initially measuring any rights received or purchased at cost, and recognises a provision in relation to carbon dioxide quotas if there is any anticipated shortfall in the level of quotas received or purchased when compared with actual emissions in a given period. Any surplus is only recognised once it is realised in the form of an external sale.

VII Research and development
Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Costs incurred on individual development projects are recognised as intangible assets from the date that all of the following conditions are met:

(i)	completion of the development is technically feasible;
(ii)	it is the intention to complete the intangible asset and use or sell it;
(iii)	it is clear that the intangible asset will generate probable future economic benefits;
(iv)	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
(v)	it is possible to reliably measure the expenditure attributable to the intangible asset during its development.

Recognition of costs as an asset is stopped when the project is complete and available for its intended use, or if these criteria no longer apply. The approach to amortisation and impairment of other intangible assets is described in XVIII.

Where development activities do not meet the conditions for recognition as an asset, any associated expenditure is treated as an expense in the period in which it is incurred.

VIII Government grants
Grants related to expenditure on property, plant and equipment are credited to profit and loss over the useful lives of qualifying assets. Total grants received less the amounts credited to profit and loss at the balance sheet date are included in the balance sheet as deferred income.

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Presentation of accounts and accounting policies

IX Insurance
Certain of the Group’s insurances are handled by its two captive insurance companies, Crucible Insurance Company Limited and Hoogovens Verzekeringsmaatschappij NV. They both account for all insurance business on an annual basis and the net consolidated result is dealt with as part of the operating costs in these accounts. Insurance premiums in respect of insurance placed with third parties and reinsurance premiums in respect of risks not retained by the Group’s captive insurance companies are charged to profit and loss in the period to which they relate.

X Share-based payments
In accordance with the transitional provisions, the Group has applied the requirements of IFRS 2 ‘Share-based payments’ to all grants of equity instruments after 7 November 2002 that were unvested at the date of transition to IFRS.

The Group issues equity settled share-based payments to certain employees. These are measured at fair value at the date of grant. This fair value is then expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest. Fair value is measured by use of actuarial models such as Black Scholes or modified binomial approaches, dependent upon the nature of vesting conditions (in particular the Group’s Leveraged Equity Acquisition Plan awards are linked to Total Shareholder Return (TSR) performance which is a market condition). The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The charge is adjusted at each balance sheet date to reflect the actual number of forfeitures, cancellations and leavers during the period.

Where employees cease contributions into an existing sharesave scheme in order to take up an offer to participate in a new sharesave scheme, then modification accounting is applied. This means the charge for the old awards is continued to be spread over the old vesting period and any incremental charge arising from switching to the new award is spread over the new vesting period.

XI Retirement benefit costs
Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where the Group’s obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit scheme.

For defined benefit retirement schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. The Group has early adopted the amendment to IAS 19 ‘Employee Benefits’ (as issued in December 2004) to allow actuarial gains and losses to be recognised in retained earnings and presented in the statement of recognised income and expense. In applying IAS 19, in relation to retirement benefits costs, the current service cost, interest cost and expected return on plan assets have been treated as a net expense within employment costs.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to unrecognised past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

XII Financing items
Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Interest expense, including that related to financing the construction of property, plant and equipment is written off as incurred. Discounts or premiums and expenses on the issue of debt securities are amortised over the term of the related security and included within interest expense. Unamortised amounts are shown in the balance sheet as part of the outstanding balance of the related security. Premiums payable on early redemptions of debt securities, in lieu of future interest costs, are written off as interest expense when paid.

XIII Taxation
The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences. In contrast, deferred tax assets are only recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised (which, in particular, requires an assessment of the time horizon over which taxable profits are more likely

98  Corus Report & Accounts and Form 20-F 2005

Presentation of accounts and accounting policies

than not to arise to offset brought forward losses). Liabilities are not recognised for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Both current and deferred tax items are calculated using the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. This means using tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset to the extent that they relate to taxes levied by the same tax authority and they are in the same taxable entity, or a group of taxable entities where the tax losses of one entity are used to offset the taxable profits of another.

XIV Foreign currencies
Functional currency
The individual financial statements of each Group company are reported in the currency of the primary economic environment in which it operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Group company are expressed in pounds sterling, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

Transactions and balances
Monetary assets and liabilities in foreign currencies are translated into sterling at the quoted rates of exchange ruling at each balance sheet date. Income statement items and cash flows are translated into sterling at the average rates for the financial period. In order to hedge its exposure to certain foreign exchange transaction risks, the Group enters into forward contracts and options (see note XV below for details of the Group’s accounting policies in respect of such derivative financial instruments).

Exchange differences on the retranslation of the opening net investment in foreign enterprises and the retranslation of profit and loss items from average to closing rate are recorded as movements on reserves.

Exchange gains and losses on foreign currency borrowings and forward exchange contracts used to finance an equity investment in a foreign enterprise are offset against the exchange difference arising on the retranslation of the net investment.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

XV Financial instruments
Up to 1 January 2005
Forward contracts and commodity futures are used by the Group, where appropriate, to hedge the cash flow risk of contracted sales and purchase transactions. Up to 1 January 2005 net sales and purchases covered by these contracts or options were translated into sterling at contract rates. No account was taken of the potential but unrealised profits or losses on open forward contracts or options which were intended as a hedge against future contracted transactions; such profits and losses were accounted for so as to match the exchange or price differences arising on the underlying contracted transactions.

If a derivative instrument ceases to meet the criteria for deferral or settlement accounting, any subsequent gains or losses are recognised at that time in the income statement. If a transaction does not occur, the hedge is terminated and any gains or losses are recognised in profit and loss.

From 2 January 2005
Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument. The detailed accounting treatment for such items can differ, as described in the following sections:

(a) Trade receivables
Trade receivables, which are initially recorded at their fair value, do not carry any interest and are subsequently stated at their amortised cost, as reduced by appropriate allowances for any impairment.

(b) Other investments
Other investments include long term financial assets that are initially measured at fair value, including transaction expenses. They are classified as either available for sale or as loans and receivables. For available for sale investments, gains and losses arising from changes in fair values are recognised directly in equity until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Following initial recognition they are measured at amortised cost using the effective interest rate method.

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Presentation of accounts and accounting policies

(c) Financial liabilities and equity
Financial liabilities and equity instruments are classified according to the substance of the individual contractual arrangements.

(d) Bank Borrowings
Interest-bearing bank loans, overdrafts and issued debt are initially recorded at their fair value which is generally the proceeds received, net of direct issue costs. These borrowings are subsequently stated at amortised cost.

(e) Convertible loan notes
Convertible loan notes are regarded as compound instruments, consisting of a liability component and a conversion option component. At the date of issue, the fair value of the liability component is estimated using, inter alia, the prevailing market interest rate for similar non-convertible debt. Where the convertible bonds are issued in a currency other than sterling, this instrument is recognised as a financial liability with an embedded option. The option is subsequently re-measured to its fair value at each period end, with any movements being recognised within financial charges in profit and loss.

The interest expense on the liability component is calculated by applying the prevailing market interest rate at inception for similar non-convertible debt to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible loan note.

Issue costs are apportioned between the liability and equity components of the convertible loan notes based on their relative carrying amounts at the date of issue. The portion relating to the equity component is charged directly against equity.

(f) Trade payables
Trade payables, which are initially recorded at fair value, are not interest bearing and are subsequently stated at their amortised cost.

(g) Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

(h) Derivative financial instruments and hedge accounting
In the ordinary course of business the Group uses certain derivative financial instruments to reduce business risks which arise from its exposure to foreign exchange, base metal prices and interest rate fluctuations. The instruments are confined principally to forward foreign exchange contracts, forward rate agreements, options and LME contracts. The instruments are employed as hedges of transactions included in the accounts or forecast for firm contractual commitments. These contracts do not generally extend beyond 12 months other than for certain long term contracts principally in the Aluminium division, which may extend up to four years.

Derivatives are accounted and measured at fair value from the date the derivative contract is taken out and subsequently measured at fair value. For forward currency and commodity contracts the fair values are determined based on market forward rates as at the balance sheet date.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in profit and loss. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of a non-financial asset or liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in profit and loss in the same period in which the hedged item affects profit and loss.

For an effective hedge of an exposure to changes in fair value, the hedged item is adjusted for changes attributable to the risk being hedged with the corresponding entry in profit and loss. Gains or losses from re-measuring the associated derivative are also recognised in profit and loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in profit and loss as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with gains or losses reported in profit and loss.

100  Corus Report & Accounts and Form 20-F 2005

Presentation of accounts and accounting policies

XVI Patents, trademarks and software
Patents, trademarks and software are included in the balance sheet as intangible assets where they are clearly linked to long term economic benefits for the Group. In this case they are measured initially at purchase cost and then amortised on a straight-line basis over their estimated useful lives.

All other costs on patents, trademarks and software are expensed in profit and loss as incurred.

XVII Property, plant and equipment
Property, plant and equipment is recorded at original cost less accumulated depreciation and any recognised impairment loss. Cost includes professional fees, and, for assets constructed by the Group, any related works to the extent that these are directly attributable to the acquisition or construction of the asset. Commissioning costs and interest attributable to expenditure on assets in the course of construction are written off to profit and loss as incurred. Assets in the course of construction are depreciated from the date on which they are ready for their intended use.

The gain or loss arising on disposal of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset, and is recognised in profit and loss.

Included in property, plant and equipment are loose plant and tools which are stated at cost less amounts written off related to their expected useful lives and estimated scrap value and also spares, against which impairment provisions are made where necessary to cover slow moving and obsolete items.

Subsequent costs are included in the carrying value of an asset when it is probable that additional future economic benefits will flow to the Group and the cost of the item can be measured reliably. All other repairs and renewals are charged to profit and loss as incurred.

XVIII Depreciation, amortisation and impairment of property, plant and equipment and other intangible assets
Depreciation or amortisation is provided so as to write off, on a straight-line basis, the cost of property, plant and equipment and other intangible assets, including those held under finance leases, to their residual value. These charges are commenced from the dates the assets are available for their intended use and are spread over their estimated useful economic lives or, in the case of leased assets, over the lease period if shorter. The estimated useful lives of assets are reviewed regularly and, when necessary, revised. Accelerated depreciation or amortisation is provided where an asset is expected to become obsolete before the end of its normal useful life or if events or changes in circumstances indicate that an impairment loss needs to be recognised, as discussed below. No further charges are provided in respect of assets that are fully written down but are still in use.

The estimated useful lives for the main categories of property, plant and equipment and other intangible assets are:

Freehold and long leasehold buildings that house plant and other works buildings		25 years
Other freehold and long leasehold buildings		50 years
Plant and machinery:
Iron and steelmaking	maximum	25 years
IT hardware and software	maximum	8 years
Office equipment and furniture		10 years
Motor vehicles		4 years
Other	maximum	15 years
Patents and trademarks		4 years
Product and process development costs		5 years
Investment property		50 years

At each balance sheet date, the Group reviews the carrying amounts of its property, plant and equipment and other intangible assets to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. Other intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate. The discount rate applied in the period of 9.5% was based upon the Group’s long term weighted average cost of capital with appropriate adjustments for the risks associated with the relevant units. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Corus Report & Accounts and Form 20-F 2005  101

Presentation of accounts and accounting policies

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

XIX Leases
Assets held under finance leases are recognised as assets of the Group at their deemed cost to the Group, being their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income over the period of the lease.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the term of the lease.

XX Joint ventures and associates
The results and assets and liabilities of joint ventures and associates are incorporated in the accounts using the equity method of accounting, except where classified as held for sale (see note XXI).

Investments in joint ventures and associates are initially measured at cost. Any excess of the cost of acquisition over the Group’s share of the fair values of the identifiable net assets acquired, being goodwill, is included within the carrying value of the joint venture or associate and is subsequently tested for impairment on an annual basis. Any deficiency of the cost of acquisition below the Group’s share of the fair values of the identifiable net assets acquired is credited to profit or loss in the period of acquisition. The Group’s share of post acquisition profits and losses is recognised in profit and loss, and its share of post acquisition movement in reserves are recognised directly in reserves. Losses of associates in excess of the Group’s interest in those associates are not recognised, unless the Group has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions with joint ventures or associates are eliminated and, where material, the results of joint ventures and associates are modified to conform to the Group’s policies.

XXI Non-current assets held for sale
From 2 January 2005
Non-current assets, and disposal groups, classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset, or disposal group, is available for immediate sale in its present condition and is marketed for sale at a price that is reasonable in relation to its current fair value. The Group must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

XXII Inventories
Inventories of raw materials are valued at the lower of cost and net realisable value. Cost is determined using the ‘first in first out’ method. Inventories of partly processed materials, finished products and stores are individually valued at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realisable value is the price at which the inventories can be realised in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling and distribution. Provisions are made to cover slow moving and obsolete items based on historical experience of utilisation on a category-by-category basis.

XXIII Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

102  Corus Report & Accounts and Form 20-F 2005

Presentation of accounts and accounting policies

XXIV Segmental reporting
Corus is organised into a structure that comprises four main operating divisions: Strip Products, Long Products, Distribution & Building Systems and Aluminium. This structure reflects the dominant source and nature of the Group’s operational risks and returns and all intra-divisional trading is based on commercial terms. These business divisions are used as the primary format for segmental reporting. Segment assets are operational assets used in normal day to day activities. They include attributable goodwill, intangible assets, property, plant and equipment, equity accounted investments, inventories and operational receivables. They do not include cash and short term deposits, short term investments, tax assets and other current financial assets. Segment liabilities are also those resulting from the normal activities of the division, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. Financing items are managed centrally for the Group as a whole and so are not directly attributable to individual business segments.

Geographical sectors are used as the secondary format for segmental reporting. Those areas separately disclosed represent the Group’s most significant regional markets. Segment assets are operational assets employed in each region and include items such as tax and pension balances that are specific to a country. They also include attributable goodwill but exclude cash and short term deposits and short term investments. Segment liabilities are those arising within each region, excluding indebtedness. Financing items are managed centrally for the Group as a whole and so are not directly attributable to individual geographical segments.

XXV IFRS transition exemptions and choices
IFRS 1 permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS in the transition period. Corus has taken the following key exemptions.

(a)

Employee benefits: At the transition date for IAS 19, all cumulative actuarial gains and losses have been recognised in the balance sheet within retirement benefit assets or retirement benefit obligations. Subsequently, actuarial gains and losses have been recognised immediately and taken to reserves through the statement of recognised income and expense.

(b)

The effect of changes in foreign exchange rates: Under IAS 21, cumulative translation differences on the consolidation of subsidiaries are only being accumulated for each individual subsidiary from the date of transition to IFRS and not from their original acquisition date.

(c)

Financial instruments: Financial instruments were designated as a financial asset or liability at fair value (with the fair values taken through profit and loss) or as available for sale on the adoption date of 2 January 2005, rather than at the date of initial recognition. IAS 32, IAS 39 and IFRS 4 have not been applied to the comparative financial statements included in this first set of IFRS accounts. Financial instruments in 2004 are recorded on the pre-existing UK GAAP basis.

(d)

Share-based payment: IFRS 2 has been adopted from the transition date and is only being applied to equity instruments (for example share options and share scheme awards) granted on or after 7 November 2002 and not vested as at 4 January 2004. Corus has elected not to take up the option of full retrospective application of the standard.

(e)

Business combinations: IFRS 3 has been applied prospectively from the transition date to IFRS with no restatement of previous business combinations (including the acquisition of Koninklijke Hoogovens NV).

As well as the above exemptions, IAS 31 ‘Interests in Joint Ventures’ allows a choice of equity accounting or proportional consolidation for joint ventures. Corus has chosen to continue to equity account for its investments in joint ventures and associates.

Corus Report & Accounts and Form 20-F 2005  103

Notes to the consolidated accounts

1. Segmental analysis

1.1 Operating division analysis

Corus is organised into a structure that comprises four main operating divisions – Strip Products, Long Products, Distribution & Building Systems and Aluminium. Analyses of the operating results and balance sheets for each of these divisions are set out below.

2005 (Figures in £m, unless otherwise stated)	Strip Products	Long Products	Distribution & Building Systems	Aluminium	Central & other	Eliminations	Total

Income statement key data

Gross turnover	5,140	2,679	3,021	1,110	77	(1,887)	10,140
Inter-segment sales	(1,013)	(714)	(50)	(45)	(65)	1,887	—

Group turnover	4,127	1,965	2,971	1,065	12	—	10,140

Depreciation (net of grants released)	(172)	(63)	(19)	(36)	(5)	—	(295)
Amortisation	(7)	(1)	(1)	(1)	(2)	—	(12)

Operating profit/(loss) before restructuring, impairment and disposals	598	106	44	25	(53)	—	720
Restructuring and impairment costs:
Redundancy and related costs	(4)	(17)	(3)	(5)	2	—	(27)
Impairment (losses)/reversals related to property, plant and equipment	(3)	3	(2)	(34)	(2)	—	(38)
Impairment losses related to intangible assets	—	—	—	—	—	—	—
Other asset write downs	(1)	—	—	—	—	—	(1)
Other rationalisation costs	1	(1)	(6)	—	—	—	(6)
Accelerated release of grants	—	—	—	—	2	—	2
Profit on disposal of property, plant and equipment	16	6	19	—	3	—	44
Loss on disposal of group undertakings (Note 38)	(2)	(8)	(4)	—	—	—	(14)

Group operating profit/(loss)	605	89	48	(14)	(48)	—	680
Finance costs	—	—	—	—	(132)	—	(132)
Finance income	—	—	—	—	31	—	31
Share of post-tax (losses)/profits of joint ventures and associates	(6)	2	5	—	—	—	1
Taxation	—	—	—	—	(129)	—	(129)

Profit/(loss) after taxation	599	91	53	(14)	(278)	—	451

Balance sheet key data

Goodwill	51	—	18	14	—	—	83
Property, plant and equipment	1,696	615	138	322	49	—	2,820
Equity accounted investments	56	13	26	—	—	—	95
Other segment assets	1,758	911	752	435	737	(520)	4,073

Total segment assets	3,561	1,539	934	771	786	(520)	7,071
Cash, short term deposits and short term investments	—	—	—	—	871	—	871

Total assets	3,561	1,539	934	771	1,657	(520)	7,942

Total segment liabilities	(1,152)	(600)	(495)	(312)	(833)	520	(2,872)
Borrowings	—	—	—	—	(1,692)	—	(1,692)

Total liabilities	(1,152)	(600)	(495)	(312)	(2,525)	520	(4,564)

Net assets/(liabilities)	2,409	939	439	459	(868)	—	3,378

Other information

Capital expenditure on property, plant and equipment	228	115	21	50	9	—	423
Capital expenditure on other intangible assets	14	1	—	—	14	—	29
Average weekly number of employees	22,500	12,800	5,700	5,700	1,500	—	48,200

104  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

1. Segmental analysis continued

1.1 Operating division analysis continued

2004 (Figures in £m, unless otherwise stated)	Strip Products	Long Products	Distribution & Building Systems	Aluminium	Central & other	Eliminations	Total

Income statement key data

Gross turnover	4,724	2,605	2,606	1,092	67	(1,762)	9,332
Inter-segment sales	(841)	(750)	(72)	(40)	(59)	1,762	—

Group turnover	3,883	1,855	2,534	1,052	8	—	9,332

Depreciation (net of grants released)	(169)	(61)	(25)	(36)	(5)	—	(296)
Amortisation	(3)	(2)	—	(2)	—	—	(7)

Operating profit/(loss) before restructuring, impairment and disposals	411	162	79	53	(74)	—	631
Restructuring and impairment costs:
Redundancy and related costs	(8)	(6)	(4)	(2)	(6)	—	(26)
Impairment (losses)/reversals related to property, plant and equipment	(3)	67	(8)	(37)	—	—	19
Impairment losses related to intangible assets	(10)	(9)	—	(3)	—	—	(22)
Other asset write downs	—	(13)	—	—	—	—	(13)
Other rationalisation costs	—	(1)	(4)	—	—	—	(5)
Accelerated release of grants	—	—	—	—	—	—	—
Profit on disposal of property, plant and equipment	27	5	2	—	—	—	34
Profit on disposal of group undertakings	—	43	1	—	—	—	44

Group operating profit/(loss)	417	248	66	11	(80)	—	662
Finance costs	—	—	—	—	(129)	—	(129)
Finance income	—	—	—	—	13	—	13
Share of post-tax profits of joint ventures and associates	11	4	6	—	—	—	21
Taxation	—	—	—	—	(126)	—	(126)

Profit/(loss) after taxation	428	252	72	11	(322)	—	441

Balance sheet key data

Goodwill	53	—	18	14	—	—	85
Property, plant and equipment	1,661	600	143	342	47	—	2,793
Equity accounted investments	69	14	25	1	—	—	109
Other segment assets	1,635	903	842	369	466	(511)	3,704

Total segment assets	3,418	1,517	1,028	726	513	(511)	6,691
Cash, short term deposits and short term investments	—	—	—	—	600	—	600

Total assets	3,418	1,517	1,028	726	1,113	(511)	7,291

Total segment liabilities	(1,073)	(572)	(576)	(246)	(835)	511	(2,791)
Borrowings	—	—	—	—	(1,442)	—	(1,442)

Total liabilities	(1,073)	(572)	(576)	(246)	(2,277)	511	(4,233)

Net assets/(liabilities)	2,345	945	452	480	(1,164)	—	3,058

Other information

Capital expenditure on property, plant and equipment	210	106	14	43	2	—	375
Capital expenditure on other intangible assets	6	—	1	1	8	—	16
Average weekly number of employees	22,500	13,300	5,800	5,700	1,300	—	48,600

Corus Report & Accounts and Form 20-F 2005  105

Notes to the consolidated accounts

1 Segmental analysis continued

1.2 Geographical analysis

Analyses of the operating results and balance sheets by geographical sectors, representing Corus’ most significant regional markets, are set out below.

2005 (Figures in £m, unless otherwise stated)	UK	EU (excl UK)	Europe (excl EU)	North America	Asia	Rest of World	Net Debt	Eliminations	Total

Income statement key data

By destination:

Group turnover	2,706	5,018	400	870	863	283	—	—	10,140

By location of Group entity:

Gross turnover	5,155	4,874	150	527	476	26	—	(1,068)	10,140
Inter-segment sales	(652)	(397)	(15)	(3)	(1)	—	—	1,068	—

Group turnover	4,503	4,477	135	524	475	26	—	—	10,140

Included above:
Exports from the United Kingdom	2,356	—	—	—	—	—	—	—	2,356

Depreciation (net of grants released)	(146)	(133)	(3)	(12)	(1)	—	—	—	(295)
Amortisation	(8)	(4)	—	—	—	—	—	—	(12)

Operating profit before restructuring, impairment and disposals	188	500	7	10	11	4	—	—	720
Restructuring and impairment costs:
Redundancy and related costs	(21)	(6)	—	—	—	—	—	—	(27)
Impairment losses related to property, plant and equipment	(2)	(36)	—	—	—	—	—	—	(38)
Impairment losses related to intangible assets	—	—	—	—	—	—	—	—	—
Other asset write downs	—	(1)	—	—	—	—	—	—	(1)
Other rationalisation costs	(6)	—	—	—	—	—	—	—	(6)
Accelerated release of grants	2	—	—	—	—	—	—	—	2
Profit on disposal of property, plant and equipment	41	3	—	—	—	—	—	—	44
(Loss)/profit on disposal of group undertakings (Note 38)	—	(15)	—	1	—	—	—	—	(14)

Group operating profit	202	445	7	11	11	4	—	—	680

Share of post-tax profits/(losses) of joint ventures and associates	2	(6)	5	—	—	—	—	—	1

Balance sheet key data

Goodwill	—	83	—	—	—	—	—	—	83
Property, plant and equipment	1,395	1,287	22	108	7	1	—	—	2,820
Equity accounted investments	27	54	13	—	1	—	—	—	95
Other segment assets	2,147	1,898	58	209	60	15	—	(314)	4,073

Total segment assets	3,569	3,322	93	317	68	16	—	(314)	7,071
Cash, short term deposits and short term investments	—	—	—	—	—	—	871	—	871

Total assets	3,569	3,322	93	317	68	16	871	(314)	7,942

Total segment liabilities	(1,526)	(1,394)	(35)	(175)	(51)	(5)	—	314	(2,872)
Borrowings	—	—	—	—	—	—	(1,692)	—	(1,692)

Total liabilities	(1,526)	(1,394)	(35)	(175)	(51)	(5)	(1,692)	314	(4,564)

Net assets/(liabilities)	2,043	1,928	58	142	17	11	(821)	—	3,378

Other information

Capital expenditure on property, plant and equipment	218	193	2	9	1	—	—	—	423
Capital expenditure on other intangible assets	22	7	—	—	—	—	—	—	29
Average weekly number of employees	24,300	21,500	500	1,500	300	100	—	—	48,200

106  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

1 Segmental analysis continued

1.2 Geographical analysis continued

2004 (Figures in £m, unless otherwise stated)	UK	EU (excl UK)	Europe (excl EU)	North America	Asia	Rest of World	Net Debt	Eliminations	Total

Income statement key data

By destination:

Group turnover	2,614	4,645	338	923	594	218	—	—	9,332

By location of Group entity:

Gross turnover	4,547	4,585	139	554	338	25	—	(856)	9,332
Inter-segment sales	(559)	(282)	(10)	(1)	(4)	—	—	856	—

Group turnover	3,988	4,303	129	553	334	25	—	—	9,332

Included above:
Exports from the United Kingdom	1,881	—	—	—	—	—	—	—	1,881

Depreciation (net of grants released)	(133)	(146)	(4)	(12)	(1)	—	—	—	(296)
Amortisation	(2)	(4)	—	(1)	—	—	—	—	(7)

Operating profit before restructuring, impairment and disposals	94	477	7	43	8	2	—	—	631
Restructuring and impairment costs:
Redundancy and related costs	(18)	(7)	—	(1)	—	—	—	—	(26)
Impairment reversals/(losses) related to property, plant and equipment	58	(38)	—	(1)	—	—	—	—	19
Impairment losses related to intangible assets	—	(22)	—	—	—	—	—	—	(22)
Other asset write downs	(13)	—	—	—	—	—	—	—	(13)
Other rationalisation costs	(2)	(3)	—	—	—	—	—	—	(5)
Accelerated release of grants	—	—	—	—	—	—	—	—	—
Profit on disposal of property, plant and equipment	34	—	—	—	—	—	—	—	34
Profit on disposal of group undertakings	25	—	—	19	—	—	—	—	44

Group operating profit	178	407	7	60	8	2	—	—	662

Share of post-tax profits of joint ventures and associates	4	12	5	—	—	—	—	—	21

Balance sheet key data

Goodwill	—	85	—	—	—	—	—	—	85
Property, plant and equipment	1,323	1,329	32	103	5	1	—	—	2,793
Equity accounted investments	28	67	12	—	2	—	—	—	109
Other segment assets	1,975	1,816	36	159	55	16	—	(353)	3,704

Total segment assets	3,326	3,297	80	262	62	17	—	(353)	6,691
Cash, short term deposits and short term investments	—	—	—	—	—	—	600	—	600

Total assets	3,326	3,297	80	262	62	17	600	(353)	7,291

Total segment liabilities	(1,430)	(1,455)	(37)	(159)	(56)	(7)	—	353	(2,791)
Borrowings	—	—	—	—	—	—	(1,442)	—	(1,442)

Total liabilities	(1,430)	(1,455)	(37)	(159)	(56)	(7)	(1,442)	353	(4,233)

Net assets/(liabilities)	1,896	1,842	43	103	6	10	(842)	—	3,058

Other information

Capital expenditure on property, plant and equipment	250	118	2	4	1	—	—	—	375
Capital expenditure on other intangible assets	10	6	—	—	—	—	—	—	16
Average weekly number of employees	24,500	21,400	500	1,800	300	100	—	—	48,600

Corus Report & Accounts and Form 20-F 2005  107

Notes to the consolidated accounts

2. Operating costs

	2005 £m	2004 £m

Costs by type:
Raw materials and consumables	4,584	4,178
Maintenance costs (excluding own labour)	804	808
Other external charges (including fuels and utilities, hire charges and carriage costs)	1,528	1,343
Employment costs (Note 4)	1,844	1,789
Depreciation and amortisation	350	312
Regional development and other grants released	(7)	(6)
Other operating costs (including rents, rates, insurance and general expenses)	557	556
Changes in inventory of finished goods and work in progress	(144)	(213)
Own work capitalised	(26)	(19)
Profit on disposal of property, plant and equipment	(44)	(34)
Loss/(profit) on disposal of group undertakings	14	(44)

	9,460	8,670

Costs by function:
Costs of goods sold	8,655	7,981
Selling, general and administrative expenses	765	720
Restructuring, impairment and disposals	40	(31)

	9,460	8,670

	Operating costs before restructuring, impairment and disposals £m	Restructuring, impairment and disposals £m	Total £m

The above costs in the 12 months to 31 December 2005 include:
Raw materials and consumables	4,584	—	4,584
Maintenance costs (excluding own labour)	804	—	804
Other external charges (including fuels and utilities, hire charges and carriage costs)	1,528	—	1,528
Employment costs (Note 4)	1,817	27	1,844
Depreciation and amortisation	312	38	350
Regional development and other grants released	(5)	(2)	(7)
Other operating costs (including rents, rates, insurance and general expenses)	550	7	557
Changes in inventory of finished goods and work in progress	(144)	—	(144)
Own work capitalised	(26)	—	(26)
Profit on disposal of property, plant and equipment	—	(44)	(44)
Loss on disposal of group undertakings	—	14	14

	9,420	40	9,460

Further analysis of restructuring and impairment costs is presented in Note 3.

	2005 £m	2004 £m

The above costs are stated after including:
Amortisation of other intangible assets	12	7
Impairment losses related to intangible assets	—	22
Depreciation of owned assets	299	301
Impairment losses/(reversals) related to owned assets (Note 3)	38	(19)
Depreciation of assets held under finance leases	1	1
Operating leases:
Plant and machinery	59	54
Leasehold property	33	34
Costs of research and development (gross)	75	71
Recoveries on research and development	(9)	(6)
Impairments against trade receivables	5	11
Costs of renegotiating the syndicated bank facility	7	—
Settlement of outstanding legal claim	(16)	—

The 2005 operating result is stated after including a net charge of £18m in relation to the impact of costs and lost contribution associated with the BOS plant fire at Port Talbot works.

108  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

2. Operating costs continued

Remuneration of Group’s auditors

	2005 £000	2004 £000

In respect of the audit:
Corus Group plc	11	11
Subsidiary undertakings:
Corus UK Limited	1,033	1,092
Other subsidiary undertakings	2,011	2,037

	3,055	3,140
Audit related work	2,912	1,673

Audit and audit related remuneration	5,967	4,813

Amounts paid to Group auditors in respect of other work:
Tax	786	866
Other	12	26

	798	892

	6,765	5,705

Audit related fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor. In 2005 these fees also included work in connection with planned compliance with the requirements of the US Sarbanes-Oxley Act, the transition to IFRS, acquisition and disposal related services and other consultation in relation to financial accounts and reporting standards.

Tax fees include fees billed for corporate tax compliance services, tax advisory services and expatriate tax compliance and advisory services. Other fees relate to training and other one-off projects.

The Audit committee has reviewed and approved a policy for the control and monitoring of audit and non-audit work by the auditor so as to safeguard auditor objectivity and independence. This policy defines prohibited services that cannot be provided by the auditor and permitted services that can be provided.

The Audit committee has pre-approved permitted services. The relevant categories being audit services and audit related/assurance services, and tax services and other services that do not compromise the independence of the audit role. The approval process requires details of the scope of the service to be performed and the fee structure. Prior to engagement the Audit committee must approve activities that are not pre-approved and actual fees incurred are included in statements on fees provided to the Audit committee at specified intervals.

During 2005, 100% of audit fees, 100% of audit related fees, 100% of tax fees and 100% of all other fees provided to Corus by PricewaterhouseCoopers LLP were approved by the Audit committee. There were no services pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Further details on the Group’s policy for the appointment of external auditors for non-audit services is provided in the Audit committee section of the Directors’ report on page 57.

3. Restructuring and impairment costs

	2005 £m	2004 £m

Provision for restructuring and related measures:
Redundancy and related costs	31	30
Impairment losses related to property, plant and equipment	42	59
Impairment losses related to intangible assets	—	22
Other asset write downs	1	13
Other rationalisation costs	17	9
	91	133
Credits for restructuring and related measures:
Redundancy and related costs	(4)	(4)
Impairment reversals related to property, plant and equipment	(4)	(78)
Accelerated release of grants	(2)	—
Other rationalisation costs	(11)	(4)
	(21)	(86)

	70	47

Corus Report & Accounts and Form 20-F 2005  109

Notes to the consolidated accounts

4. Employees

	2005 £m	2004 £m

The total employment costs of all employees (including directors) in the Group were:
Wages and salaries	1,544	1,501
Social security costs	180	165
Other pension costs (Note 37)	93	97
Redundancy and related costs (Note 3)	27	26

	1,844	1,789

(i)	Related average employee numbers are presented in Note 1.

(ii)

Included within wages and salaries above is an expense arising from share-based payment transactions of £12m (2004: £4m). In arriving at this expense, the fair value of employee option awards under the Group’s Sharesave schemes (see Note 28) has been estimated using the Black Scholes option pricing model with the following weighted average assumptions being used:

	2005 Awards	2004 Awards

Risk free interest rate	4.3%	4.6%
Expected volatility	37%	46%
Dividend yield	4.45%	4.45%
Weighted average fair values of options granted in the period	£0.17	£0.16

The fair value of awards from the Leveraged Equity Acquisition Plan (see Note 28) have been estimated using a binomial model which incorporates the impact of the TSR performance condition, including the dependency between the number of awards vesting (equivalent to the Company’s TSR against its comparator group) and the share price at the date of vesting. The following assumptions were used:

	2005 Awards	2004 Awards

Risk free interest rate	4.4%	4.8%
Expected volatility	38%	53%
Expected correlation between each pair of shares in the comparator group	11.4%	11.1%
Dividend yield	4.45%	4.45%
Weighted average fair values of options granted in the period	£0.45	£0.46

Expected volatility has been calculated using historical data from the previous three years over a term of increasing length ending on the date of each grant. Further details of each of the employee share plans in place are given in Note 28 and where applicable in the Report on remuneration.

(iii)

The Group’s key management personnel as defined by IAS 24 ‘Related Party Disclosures’ are the Board of directors and other Executive committee members. Included within wages and salaries above is £2m (2004: £1m) in relation to the share-based payment expense for these individuals. Details of the rest of the directors’ and other Executive committee members’ emoluments are given in the auditable part of the Report on remuneration.

5. Financing items

	2005 £m	2004 £m

Interest expense:
Bank and other borrowings	(120)	(117)
Accretion of convertible bonds	(7)	—
Finance leases	(1)	(1)
Fair value losses – convertible bond equity options	(4)	—
Charges arising on redemption of bond	—	(11)

Finance costs	(132)	(129)

Interest income:
Cash and short term deposits and short term investments	31	13

Finance income	31	13

	(101)	(116)

110  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

6. Taxation

	2005 £m	2004 £m

UK corporation tax	—	—
UK prior year credit	(2)	—
Overseas prior year credit	(3)	(1)
Overseas taxes	137	106

Current tax	132	105
UK deferred tax	15	13
Overseas deferred tax	(18)	8

	129	126

In addition to the total taxation charged to profit and loss a deferred tax credit of £7m (2004: £19m) has been recognised directly in equity during the year (Note 26).

The total charge for the year can be reconciled to the accounting profit as follows:

	2005 £m	2004 £m

Profit before taxation	580	567

Profit multiplied by the applicable corporation tax rate of 31.2% (2004: 34.7%)	181	197
Effects of:
Adjustments to current tax in respect of prior periods	(5)	(1)
Adjustments to deferred tax in respect of prior periods	28	(5)
Adjustments to deferred tax in respect of changes in tax rates	(5)	(16)
Share of results of joint ventures and associates	(1)	(8)
Utilisation of tax losses not previously recognised	(73)	(50)
Tax losses not recognised	2	11
Other differences	2	(2)

	129	126

The applicable corporation tax rate is the average tax rate weighted in proportion to the accounting profits earned in each geographical area.

7. Dividends

	2005 £m	2004 £m

Amounts recognised as distributions to equity holders in the period:
Interim dividend of 0.5p (2004: nil) per ordinary share	22	—

	22	—

Proposed final dividend of 1p (2004: nil) per ordinary share	45	—

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

Corus Report & Accounts and Form 20-F 2005  111

Notes to the consolidated accounts

8. Earnings per ordinary share

The earnings per ordinary share has been calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

	2005 No. m	2004 No. m

Weighted average number of ordinary shares in issue during the period and used to calculate:
Basic earnings per ordinary share	4,446	4,436
Dilutive effects of share options	2	3
Conditional share awards	38	23
Dilutive effects of convertible debentures (see Note 28)	331	331

Diluted earnings per ordinary share	4,817	4,793

	2005 £m	2004 £m

Profit attributable to equity holders of the parent during the period and used to calculate:
Basic earnings per ordinary share	452	447
Finance costs of convertible debentures	21	9
Taxation effect of the dilutions	(4)	(4)

Diluted earnings per ordinary share	469	452

(i)

The Trustee of the Qualifying Employee Share Ownership Trust (QUEST) has waived all but a nominal amount of the dividend on the trust’s holding of ordinary shares in the Company, and therefore these ordinary shares are not included in the calculation of earnings per ordinary share.

(ii)

As per Note 28, the share capital of the Company includes 3,130m deferred shares of 40p each. These deferred shares do not carry any voting rights, dividend rights or rights on a return of capital, thereby rendering them effectively worthless and on this basis the deferred shares are not included within the earnings per ordinary share calculation above.

9. Goodwill

	2005 £m	2004 £m

Cost at beginning of period	172	166
Additions	—	6
Exchange rate movements	(2)	—

Cost at end of period	170	172

Impairment losses at beginning of period	87	65
Impairment losses recognised during the period	—	22

Impairment losses at end of period	87	87

Net book value at end of period	83	85

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that combination. The Group then tests goodwill annually for impairment, or more frequently if there are any indications that goodwill might be impaired. The recoverable amount of the goodwill is determined from value in use calculations. Key assumptions for the value in use calculations are those regarding expected changes to selling prices and direct costs during the period, as well as market growth rates and discount rates. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market. Growth rates are based on industry growth factors and discount rates reflect current market assessments of the time value of money. The Group prepares cash flow forecasts for these calculations using the most recent approved financial budgets.

112  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

10. Other intangible assets

2005	Computer software £m	Development costs £m	Patents and trademarks £m	Total £m

Cost at beginning of period	53	1	11	65
Additions	26	3	—	29

Cost at end of period	79	4	11	94

Amortisation at beginning of period	19	—	7	26
Charge for the period	10	1	1	12

Amortisation at end of period	29	1	8	38

Net book value at end of period	50	3	3	56

2004	Computer software £m	Development costs £m	Patents and trademarks £m	Total £m

Cost at beginning of period	38	1	10	49
Additions	15	—	1	16

Cost at end of period	53	1	11	65

Amortisation at beginning of period	13	—	6	19
Charge for the period	6	—	1	7

Amortisation at end of period	19	—	7	26

Net book value at end of period	34	1	4	39

11. Property, plant and equipment

2005	Land and buildings £m	Plant and machinery £m	Assets in course of construction £m	Total £m

Cost at beginning of period	1,092	6,939	392	8,423
Additions	9	125	289	423
Disposals	(62)	(466)	—	(528)
Exchange rate movements	(10)	(26)	(4)	(40)
Transfers and other movements	13	279	(292)	—
Reclassified as held for sale	(8)	(40)	—	(48)

Cost at end of period	1,034	6,811	385	8,230

Depreciation at beginning of period	666	5,188	—	5,854
Charge for the period	30	270	—	300
Impairment losses recognised during the period	1	41	—	42
Impairment losses reversed during the period	—	(4)	—	(4)
Disposals	(43)	(453)	—	(496)
Exchange rate movements	(3)	(13)	—	(16)
Reclassified as held for sale	(5)	(40)	—	(45)

Depreciation at end of period	646	4,989	—	5,635

Net book value at end of period	388	1,822	385	2,595

Loose plant, tools and spares (net book value)				225

				2,820

Corus Report & Accounts and Form 20-F 2005 113

Notes to the consolidated accounts

11. Property, plant and equipment continued

2004	Land and buildings £m	Plant and machinery £m	Assets in course of construction £m	Total £m

Cost at beginning of period	1,125	7,320	128	8,573
Additions	6	48	321	375
Acquisitions	4	17	—	21
Disposals	(47)	(500)	(1)	(548)
Exchange rate movements	—	—	2	2
Transfers and other movements	4	54	(58)	—

Cost at end of period	1,092	6,939	392	8,423

Depreciation at beginning of period	663	5,440	—	6,103
Charge for the period	34	268	—	302
Impairment losses recognised during the period	2	57	—	59
Impairment losses reversed during the period	—	(78)	—	(78)
Disposals	(33)	(499)	—	(532)

Depreciation at end of period	666	5,188	—	5,854

Net book value at end of period	426	1,751	392	2,569

Loose plant, tools and spares (net book value)				224

				2,793

(i)

Included above are fully depreciated assets with an original cost of £1,821m (2004: £1,764m) which are still in use. In addition, there are fully depreciated assets with an original cost of £241m (2004: £498m) which are permanently out of use and pending disposal, demolition or reapplication elsewhere within the Group.

		2005 £m	2004 £m

(ii)	The net book value of land and buildings comprises:
	Freehold	361	406
	Long leasehold (over 50 years unexpired)	15	7
	Short leasehold	12	13

		388	426

	Which may be further analysed as:
	Assets held under finance leases:
	Cost	37	38
	Accumulated depreciation	(7)	(4)

		30	34
	Owned assets	358	392

		388	426

(iii)	The net book value of plant and machinery comprises:
	Assets held under finance leases:
	Cost	32	30
	Accumulated depreciation	(28)	(28)

		4	2
	Owned assets	1,818	1,749

		1,822	1,751

(iv)	The net book value of loose plant, tools and spares comprises:
	Cost	554	568
	Accumulated depreciation and impairment losses	(329)	(344)

		225	224

Loose plant, tools and spares are shown at net book value. Due to the substantial number of items involved, and the many variations in their estimated useful lives, it is impracticable to give the details of movements normally disclosed in respect of property, plant and equipment.

114 Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

12. Equity accounted investments

	Interests in joint ventures £m	Investments in associates £m	2005 Total £m	2004 Total £m

Cost at beginning of period	75	9	84	96
Additions and transfers	1	—	1	5
Disposals	(8)	(2)	(10)	(6)
Consolidation as subsidiary undertaking	—	—	—	(12)
Exchange rate movements	(2)	—	(2)	1

Cost at end of period	66	7	73	84

Share of post acquisition reserves at beginning of period	24	2	26	8
Share of results in period retained	(9)	1	(8)	17
Consolidation as subsidiary undertaking	—	—	—	1
Disposals	5	—	5	—

Share of post acquisition reserves at end of period	20	3	23	26

Provisions at beginning of period	1	—	1	5
Disposals	—	—	—	(4)

Provisions at end of period	1	—	1	1

Net book value at end of period	85	10	95	109

Net book value at beginning of period	98	11	109	99

(i)	The Group’s main equity accounted investments are listed in Note 41.

(ii)	Summarised information in respect of the Group’s joint ventures is presented below:

		2005 £m	2004 £m

	Share of the assets and liabilities of the Group’s joint ventures:
	Non-current assets	59	63
	Current assets	166	165
	Current liabilities	(131)	(85)
	Non-current liabilities	(9)	(45)

	Group’s share of net assets	85	98

	Share of the revenue and expenses of the Group’s joint ventures:
	Revenue	486	267
	Expenses	(486)	(249)

	Group’s share of joint ventures’ profit for the period	—	18
	Dividends received	(9)	(4)

	Group’s share of retained (loss)/profit for the period	(9)	14

(iii)	Summarised information in respect of the Group’s associates is presented below:

		2005 £m	2004 £m

	Summarised balance sheet information:
	Total assets	77	82
	Total liabilities	(49)	(52)

	Net assets	28	30

	Group’s share of net assets	10	11

	Summarised income statement information:
	Revenue	131	111

	Profit for the period	2	8

	Group’s share of associates profit for the period	1	3
	Dividends received	—	—

	Group’s share of retained profit for the period	1	3

Corus Report & Accounts and Form 20-F 2005 115

Notes to the consolidated accounts

13. Other investments

	Loans and receivables £m	Available for sale investments £m	2005 Total £m	2004 Total £m

Carrying value at beginning of period	7	59	66	60
Additions	2	41	43	13
Disposals	(1)	(2)	(3)	(7)
Revaluations	—	7	7	—

Carrying value at end of period	8	105	113	66

(i)	The currency and interest exposure of other investments of the Group is as follows:

	2005				2004

	Fixed rate long term financial assets £m	Floating rate long term financial assets £m	Zero rate long term financial assets £m	Total £m	Fixed rate long term financial assets £m	Floating rate long term financial assets £m	Zero rate long term financial assets £m	Total £m

Sterling	34	17	—	51	46	—	—	46
Euros	33	2	3	38	12	3	2	17
US Dollars	5	2	—	7	—	—	—	—
Other	17	—	—	17	3	—	—	3

	89	21	3	113	61	3	2	66

Disclosed as:
Loans and receivables	1	4	3	8	2	3	2	7
Available for sale investments	88	17	—	105	59	—	—	59

	2005		2004

	Weighted average effective fixed interest rate %	Weighted average time for which rate is fixed Years	Weighted average effective fixed interest rate %	Weighted average time for which rate is fixed Years

Sterling	4.5	2.2	3.7	0.3
Euros	4.6	10.2	4.0	6.7
US Dollars	4.7	15.3	—	—
Other	3.1	10.4	2.3	8.7

(ii)	Contractual maturities of other investments are as follows:

	2005 £m	2004 £m

Within one year	20	44
Between two and five years	29	10
Greater than five years	38	4
No contractual maturity date	26	8

	113	66

(iii)

Of the available for sale investments of £105m above, the majority are held by Crucible Insurance Company Limited and Hoogovens Verzekeringsmaatschappij NV to fund insurance liabilities of the Group. Their total investments arise as follows:

	2005 £m	2004 £m

UK listed investments	28	37
Overseas listed investments	55	14
Other investments	1	7

	84	58

116  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

14. Inventories

	2005 £m	2004 £m

Raw materials and consumables	729	652
Work in progress	564	483
Finished goods and goods for resale	661	597

	1,954	1,732

The value of inventories above is stated after impairment for obsolescence and write downs to net realisable value of £74m (2004: £71m).

15. Current tax

	Assets £m	Liabilities £m

2005
UK corporation tax	1	—
Overseas taxation	20	(79)

	21	(79)

2004
UK corporation tax	5	—
Overseas taxation	14	(117)

	19	(117)

16. Trade and other receivables

	2005 £m	2004 £m

Trade receivables	1,410	1,231
Less provision for impairment of receivables	(51)	(51)

	1,359	1,180
Amounts owed by joint ventures	22	28
Amounts owed by associates	2	4
Other receivables	129	151

	1,512	1,363

In the comparative information for 2004 all proceeds received from the Group’s debtor securitisation programme are shown as a deduction from trade receivables. Following the adoption of IAS 32 and IAS 39 from 2 January 2005, these proceeds are now classified as borrowings, as described in Note 20.

Corus Report & Accounts and Form 20-F 2005  117

Notes to the consolidated accounts

17. Cash, short term deposits and short term investments

	2005 £m	2004 £m

Cash at bank and in hand	258	383
Short term deposits	613	206

Cash and short term deposits	871	589
Short term investments	—	11

	871	600

(i)	The currency and interest exposure of cash, short term deposits and short term investments of the Group is as follows:

	Cash £m	Short term deposits £m	Short term investments £m	2005 Total £m	Cash £m	Short term deposits £m	Short term investments £m	2004 Total £m

Sterling	107	600	—	707	81	205	—	286
Euros	89	9	—	98	223	—	11	234
US Dollars	45	3	—	48	36	—	—	36
Other currencies	17	1	—	18	43	1	—	44

	258	613	—	871	383	206	11	600

Floating interest rate	258	—	—	258	383	—	—	383
Fixed interest rate	—	613	—	613	—	206	11	217

Short term deposits are highly liquid investments with original maturities of three months or less and short term investments are deposits for periods not exceeding one year. The weighted average interest rate across both these types of investment was 4.5% (2004: 4.2%). During each of the periods above cash earned interest at a floating rate based on LIBOR or other official local rates.

18. Assets held for sale

	2005 £m	2004 £m

Land and buildings	3	—

During the period land and buildings and plant and machinery with an original cost of £48m and accumulated depreciation of £45m were reclassified as held for sale. These assets have been taken out of use and are being actively marketed for sale, with an expectation that they will be sold within the next 12 months.

19. Trade and other payables

	2005 £m	2004 £m

Trade payables	1,271	1,185
Amounts owed to joint ventures	4	2
Amounts owed to associates	3	4
Other taxation and social security	37	47
Interest payable	45	42
Capital expenditure creditors	90	90
Other payables	394	372

	1,844	1,742

Other payables include amounts provided in respect of insurances, holiday pay, other employment costs and sundry other items.

118  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

20. Borrowings

	2005 £m	2004 £m

Current:
Bank overdrafts	46	32
Other loans	11	14
5.375% Eurobond 2006	14	—
4.625% Subordinated convertible debenture loan 2007 (see Note 28)	108	116
3% Unsubordinated convertible bond 2007 (see Note 28)	203	216
Obligations under finance leases	2	1

	384	379

	2005 £m	2004 £m

Non-current:
5.375% Eurobond 2006	—	14
5.625% Debenture stock 2008	92	96
6.75% Bonds 2008	199	199
7.5% Senior notes 2011	543	558
11.5% Debenture stock 2016	150	150
Non-returnable proceeds from securitisation programme	272	—
Redeemable shares	8	—
Bank and other loans	11	18
Obligations under finance leases	33	28

	1,308	1,063

Interest payable on the above borrowings is included within trade and other payables (Note 19).

(i)	The currency and interest exposure of gross borrowings of the Group at the end of the period is as follows:

	2005				2004

	Fixed rate borrowings £m	Floating rate borrowings £m	Zero rate borrowings £m	Total £m	Fixed rate borrowings £m	Floating rate borrowings £m	Zero rate borrowings £m	Total £m

Sterling	364	293	8	665	366	13	—	379
Euros	984	10	1	995	1,018	12	5	1,035
US Dollars	2	—	—	2	1	—	—	1
Other	20	10	—	30	25	2	—	27

	1,370	313	9	1,692	1,410	27	5	1,442

	2005		2004

	Weighted average fixed interest rate %	Weighted average time for which rate is fixed Years	Weighted average fixed interest rate %	Weighted average time for which rate is fixed Years

Sterling	8.8	6.1	8.8	7.1
Euros	6.0	3.4	6.0	4.0
US Dollars	5.1	0.6	5.0	0.1
Other	6.4	0.7	5.3	1.7

The majority of floating rate borrowings are bank borrowings bearing interest rates based on LIBOR or official local rates. These rates are fixed for periods of up to six months. The zero rate borrowings, which include items referred to in (x) on page 121, have a weighted average maturity of 0.1 years (2004: 0.5 years).

The weighted average interest rate on current borrowings was 3.9% (2004: 3.6%) and on non-current borrowings was 7.0% (2004: 7.6%).

Corus Report & Accounts and Form 20-F 2005  119

Notes to the consolidated accounts

20. Borrowings continued

(ii)	The maturity of borrowings is as follows:

	2005 £m	2004 £m

In one year or less or on demand	386	381
Between one and two years	12	16
Between two and three years	297	19
Between three and four years	275	297
Between four and five years	2	2
More than five years	735	742

	1,707	1,457
Less: amounts representing interest in future minimum lease payments	(15)	(15)

	1,692	1,442

Amounts falling due within one year	384	379
Amounts falling due after more than one year	1,308	1,063

Following the conversion to IFRS, the Group’s two convertible bonds are now disclosed within other loans as current borrowings. The bonds mature in 2007, however bondholders do have the right to convert at any time in the intervening period.

Amounts payable under finance leases are as follows:

	Minimum lease payments		Present value of minimum lease payments

	2005 £m	2004 £m	2005 £m	2004 £m

Not later than one year	4	3	2	1
Later than one year but not more than five years	12	8	7	3
More than five years	34	33	26	25

	50	44	35	29
Less: future finance charges on finance leases	(15)	(15)	—	—

Present value of lease obligations	35	29	35	29

(iii)	The maturity of undrawn committed borrowing facilities of the Group is as follows:

	2005 £m	2004 £m

In one year or less (see (iv) below)	3	145
Between one and two years	12	425
More than two years	550	2

	565	572

Total unutilised bank facilities at the end of the period were £681m (2004: £723m).

120  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

20. Borrowings continued

(iv)

On 31 July 2003, the Company signed a €1,200m banking facility. This amortising syndicated facility had a final maturity date of 30 June 2006, and provided committed bank financing for Corus’ working capital requirements.

However, on 24 February 2005 Corus signed a replacement €800m banking facility with a consortium of relationship banks, replacing this facility on more favourable terms and with a reduced security package. The new revolving facility has a final maturity date of 31 December 2008 and provides committed bank financing for general corporate purposes and working capital requirements. The principal terms of the new syndicated facility include:

	•	The facility has two tranches (a €700m facility available to Corus and Corus Nederland BV, and a further €100m for Corus Nederland BV only).

	•	The €700m facility will reduce by an amount up to €100m on 1 January 2008, less any prior reductions, and will not be required to be reduced below €550m.

•

Fixed security over shares in Corus Nederland BV and its UK holding companies and a floating charge over the assets of Corus Group plc (but excluding its shares in Corus UK Limited). Unlike the previous facility, the banks participating in the new facility do not have any security over the shares and assets of Corus UK Limited or Corus Finance plc.

Covenants (under pre-existing UK GAAP):

•

Group EBITDA/net interest cover and Corus Nederland Group EBITDA/Corus Nederland Group net interest cover shall not be less than: 3.5 times until the end of December 2006; 4 times until the end of 2007; and, 4.5 times until the end of December 2008.

•

Group consolidated net tangible worth (after allowing for impairment/restructuring costs) shall not be less than £2,500m until the end of 2006; £2,750m until the end of 2007; and £3,000m until the end of 2008. Corus Nederland Group consolidated net tangible worth shall not be less than €2,000m.

	•	Dividends of up to 50% of consolidated net income (prior to exceptional items) are permitted, subject to Group EBITDA/net interest cover of at least 4.5 times.

•

Group gearing (net debt/net tangible worth, after allowing for impairment/restructuring costs) shall not exceed 60% until the end of December 2007 and 55% until the end of December 2008. Corus Nederland Group gearing shall not exceed 35% until the end of December 2008.

(v)

The 11.5% Debenture stock 2016 is secured by a floating charge over the assets of Corus UK Limited. The Debenture stock contains various covenants, the most onerous of which is that the aggregate value of tangible assets of Corus UK Limited situated in the UK shall not be less than £2,000m. Following the balance sheet date this Debenture has been fully redeemed (see Note 40).

(vi)

The other Bonds, Eurobond and other Debenture stock are unsecured and contain no financial covenants. Under the terms of the 6.75% Bonds 2008 the Company has agreed that no further charges will be created over the assets of Corus UK Limited to support bond debt other than the Debenture stock described in (v) above.

(vii)	The €307m 3% Guaranteed convertible unsubordinated bonds due 2007, issued by the Company, are unconditionally and irrevocably guaranteed by Corus UK Limited.

(viii)

On 23 September 2004, €600m 7.5% Senior notes due 2011 were issued by the Company. On 20 October 2004, a further €200m of these notes were issued with the second issue being at a premium of 5.5%, equivalent to £8m. The notes are unsecured and are guaranteed on a senior basis by Corus UK Limited, and contain no financial covenants.

(ix)

Corus has a revolving period securitisation programme under which it may offer to assign all of its rights, title and interest in a pool of invoiced trade receivables to a third party which is funded ultimately in the commercial paper markets. Cash advanced under this programme at the end of the year amounted to £272m and under IAS 39 this has been shown as non-current borrowings. The Group is not obliged, and does not intend, to support any losses arising from the assigned receivables against which cash has been advanced. In the event of default in payment by a debtor, the providers of the finance will seek repayment of cash advanced, as to both principal and interest, only from the remainder of the pool of debtors in which they hold an interest. Repayment will not be sought from the Group in any other way.

(x)

As a result of the adoption of IAS 32 on 2 January 2005, the redeemable shares issued by Cogent Power Ltd are now disclosed as financial liabilities. In 2004 these shares were included within minority interests. The redeemable shares, which do not carry any voting or dividend rights, were issued in 2000 by Cogent Power Ltd, a 75% subsidiary of Corus Group plc, at £1 per share and are redeemable at £1 per share at the option of the shareholders.

Authorised, issued and fully paid	2005 £m	2004 £m

Redeemable shares of £1 each	8	n/a

Corus Report & Accounts and Form 20-F 2005  121

Notes to the consolidated accounts

21. Other non-current liabilities

	2005 £m	2004 £m

Non-current financial liabilities (Note 23)	22	—
Other creditors	24	26

	46	26

	2005 £m	2004 £m

An analysis of other creditors by currency is set out below:
Sterling	21	24
Euros	1	1
Other	2	1

	24	26

These other creditors, which predominately relate to long term insurance liabilities, are due for repayment within five years and are not subject to interest.

22. Currency analysis of net assets

The Group’s net assets by principal currencies at the end of the period are:

	2005				2004

	Operational net assets by functional currency £m	Cash, short term deposits and short term investments £m	Gross borrowings £m	Net assets £m	Operational net assets by functional currency £m	Cash, short term deposits and short term investments £m	Gross borrowings £m	Net assets £m

Sterling	2,270	707	(665)	2,312	1,921	286	(379)	1,828
Euros	1,697	98	(995)	800	1,790	234	(1,035)	989
US Dollars	75	48	(2)	121	42	36	(1)	77
Other	157	18	(30)	145	147	44	(27)	164

	4,199	871	(1,692)	3,378	3,900	600	(1,442)	3,058

The Group’s policy is to protect the value following translation of assets denominated in foreign currency and therefore to economically hedge a proportion of material overseas investments with foreign currency borrowings consistent with maintaining a prudent approach to the value of currency liabilities when translated back to sterling. In the case of the investment in Corus Nederland BV, where the risk tends to be balanced over time by the opposing effect of exchange rate movements on its competitiveness and profitability, only a partial hedge is undertaken. The period end position was compatible with the Group’s policy and strategy which was applied consistently throughout the period.

122  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

23. Derivative financial instruments

The Group utilises currency and commodity derivatives to hedge significant future transactions and cash flows. In addition certain of the Group’s other operating contracts and convertible loan notes contain embedded derivatives that are required to be accounted for separately. These items gave rise to the following fair values that have been recognised in the balance sheet:

	Assets £m	Liabilities £m

At the end of the period
Non-current:
Commodity contracts	—	(10)
Foreign currency contracts	—	(7)
Other embedded derivatives	—	(5)

	—	(22)

Current:
Commodity contracts	40	(25)
Foreign currency contracts	40	(5)
Other embedded derivatives	5	(8)

	85	(38)

	85	(60)

	Assets £m	Liabilities £m

On adoption of IAS 32 and IAS 39
Non-current:
Commodity contracts	5	—
Foreign currency contracts	8	(1)
Other embedded derivatives	—	—

	13	(1)

Current:
Commodity contracts	35	—
Foreign currency contracts	25	(45)
Other embedded derivatives	—	(3)

	60	(48)

	73	(49)

2005 £m

The net fair values of derivative financial instruments that were designated as cash flow hedges at the balance sheet date were:
Commodity contracts	11
Foreign currency contracts	(22)
The following amounts have been transferred to profit and loss and inventories in respect of contracts maturing or arising during the period:
Commodity contracts	6
Foreign currency contracts	(50)

At the balance sheet date the total notional amount of outstanding foreign currency and commodity contracts that the Group has committed to are as follows:

	2005 £m	2004 £m

Foreign currency contracts	1,782	1,367
Commodity futures and options	367	368

The Group covers substantially 100% of its contracted currency transaction exposure by way of forward currency exchange contracts and options. In this respect, no material gains or losses are recognised in profit and loss.

Corus Report & Accounts and Form 20-F 2005  123

Notes to the consolidated accounts

24. Fair values of non derivative financial assets and financial liabilities

The major financial risks facing the Group and the objectives and policies for holding financial instruments are discussed in the Financial review on pages 51 and 52.

	2005		2004

	Book value £m	Fair value £m	Book value £m	Fair value £m

Financial assets:
Non-current loans and receivables and available for sale investments (Note 13)	113	113	66	66
Trade and other receivables (Note 16)	1,512	1,512	1,363	1,363
Other short term investments	—	—	11	11
Cash and short term deposits (i) (Note 17)	871	871	589	589
Financial liabilities:
Current borrowings (i) (Note 20)	(384)	(415)	(379)	(395)
Trade and other payables (Note 19)	(1,844)	(1,844)	(1,742)	(1,742)
Non-current borrowings (iii) (Note 20)	(1,308)	(1,428)	(1,063)	(1,220)

	(1,040)	(1,191)	(1,155)	(1,328)

The following notes summarise the principal methods and assumptions that are used in estimating the fair values of non derivative financial instruments.

Non-current loans and receivables and non-current borrowings are valued at market prices or dealer quotes.

(i)

The fair values of cash, short term deposits, short term investments and current borrowings (other than those arising from separately listed debt) approximate to their book values due to their short term nature.

(ii)

For those loan investments bearing either no interest or a floating rate of interest it is deemed that the carrying amount approximates to the fair value. For those bearing a fixed rate of interest, unless there is a significant difference between the fixed rate and the rate at which the Group could make a similar loan in current conditions, it is deemed the carrying amount approximates to the fair value.

(iii)

£313m (2004: £27m) of borrowings are with variable rate terms, for which the carrying amount approximates to fair value because of the frequency of re-pricing at market value. The remaining £1,379m (2004: £1,415m) of borrowings are fixed. For these, fair values are based on quoted market values where appropriate, or are estimated by discounting future cash flows using rates currently available to the Group for borrowings with similar terms.

25. Provisions for liabilities and charges

	Rationalisation costs £m	Insurance £m	Employee benefits £m	Other £m	Total 2005 £m	Total 2004 £m

At beginning of period	134	41	20	68	263	254
Charged to profit and loss	48	4	7	11	70	83
Released to profit and loss	(15)	—	—	(3)	(18)	(15)
Disposal of group undertakings	(4)	—	(2)	—	(6)	—
Utilised in period	(63)	(3)	—	(9)	(75)	(59)
Exchange rate movements	—	—	—	(1)	(1)	—

At end of period	100	42	25	66	233	263

Analysed as:
Current liabilities	92	4	2	19	117	141
Non-current liabilities	8	38	23	47	116	122

124  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

25. Provisions for liabilities and charges continued

(i) Rationalisation costs include redundancy provisions as follows:

	By value		Related employee numbers

	2005 £m	2004 £m	2005 No.	2004 No.

At beginning of period	58	59	2,100	2,179
Group charge for redundancies (across manufacturing, selling, distribution and administration)	31	30	950	1,023
Released to profit and loss	(4)	(4)	(226)	(166)
Disposal of group undertakings	(4)	—	(76)	—
Utilised during the period	(33)	(27)	(1,169)	(936)

At end of period	48	58	1,579	2,100

	2005 £m	2004 £m

Other rationalisation provisions arise as follows:
Onerous lease payments relating to unutilised premises	7	7
Environmental and other remediation costs	22	32
Pension and other charges associated with redundancies	13	21
Other	10	16

	52	76

Although the precise timing in respect of rationalisation provisions including redundancy is not known, the majority is expected to be incurred within two years.

(ii)

The insurance provisions relate to Crucible Insurance Company Limited which underwrites marine cargo, employers’ liability, public liability and retrospective hearing impairment policies for the Group. These provisions are subject to regular review and are adjusted as appropriate; the value of final insurance settlements is uncertain and so is the timing of expenditure.

(iii)	Provisions for employee benefits include long term benefits such as long service and sabbatical leave, disability benefits and sick leave. All items are subject to independent actuarial assessments.

(iv)

Other provisions include £6m (2004: £6m) for product warranty claims. During the period there were charges to profit and loss of £3m (2004: £3m) and cash settlements of £3m (2004: £7m) against these claims. The other provisions also include environmental provisions for which the timing of any potential expenditure is uncertain.

Corus Report & Accounts and Form 20-F 2005  125

Notes to the consolidated accounts

26. Deferred tax

The following is the analysis of the deferred tax balances for balance sheet purposes:

	2005 £m	2004 £m

Deferred tax assets	172	174
Deferred tax liabilities	(126)	(137)

	46	37

The following are the major deferred tax assets and liabilities recognised by the Group, and the movements thereon, during the current and prior reporting periods.

2005	Accelerated tax depreciation £m	Losses £m	Pension £m	Other £m	Total £m

At beginning of period	(209)	259	(14)	1	37
(Charged)/credited to profit and loss	(24)	55	(20)	(8)	3
Exchange rate movements	2	—	1	1	4
Credited/(charged) to equity	—	—	20	(13)	7
Reclassifications	—	—	—	(5)	(5)

At end of period	(231)	314	(13)	(24)	46

2004	Accelerated tax depreciation £m	Losses £m	Pension £m	Other £m	Total £m

At beginning of period	(176)	231	(33)	18	40
(Charged)/credited to profit and loss	(32)	28	—	(17)	(21)
Exchange rate movements	(1)	—	—	—	(1)
Credited to equity	—	—	19	—	19

At end of period	(209)	259	(14)	1	37

The deferred tax assets of £172m (2004: £174m), which mainly arise in the UK, are recoverable against future forecast taxable profits that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of total tax losses with a value of £1,471m (2004: £1,706m). These losses include UK losses of £1,063m (2004: £1,218m) and non UK losses of £286m (2004: £299m) that expire between the years 2009 to 2024.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries, joint ventures and associates for which deferred tax liabilities have not been recognised is £1,397m (2004: £1,533m). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

27. Deferred income

	Contract advances £m	Development grants £m	Total 2005 £m	Total 2004 £m

At beginning of period	—	33	33	39
New contributions received	43	2	45	—
Releases to profit and loss	(6)	(5)	(11)	(6)
Accelerated releases to profit and loss	—	(2)	(2)	—

At end of period	37	28	65	33

New contract advance contributions largely relate to amounts received in accordance with the 10 year off-take agreement to supply slab from the Teesside Cast Products business.

126  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

28. Share capital

28.1 Share capital of the Company

The share capital of the Company is shown below:

Authorised	2005 £m	2004 £m

9,978,327,388 ordinary shares of 10p each	998	998
3,130,418,153 deferred shares of 40p each	1,252	1,252

	2,250	2,250

Allotted, called up and fully paid	2005 £m	2004 £m

4,452,087,589 (2004: 4,438,832,877) ordinary shares of 10p each	445	444
3,130,418,153 (2004: 3,130,418,153) deferred shares of 40p each	1,252	1,252

	1,697	1,696

(i)	The increase in ordinary share capital during the period comprises the following allotments:

	No. of shares	No. of shares	£m	£m

Issued	2005	2004	2005	2004

Exercise of share options	4,933,106	1,033,943	—	—
Awards of shares under Employee Share Ownership Plan	5,300,913	3,039,884	1	—
Awards of shares under Leveraged Equity Acquisition Plan	3,020,693	—	—	—

	13,254,712	4,073,827	1	—

Share options were exercised at prices ranging between 42p and 54p (2004: 50p). Shares were awarded under the Employee Share Ownership Plan at prices ranging between 43p and 60p (2004: ranging between 42p and 53p). Shares were awarded under the Leveraged Equity Acquisition Plan at prices ranging between 10p and 58p (2004: £nil). The total consideration received was £6m (2004: £1m).

(ii)	The rights attached to the deferred shares, which are not listed, renders them effectively worthless and it is intended that they will be cancelled and an appropriate reserve created in due course.

(iii)

Pursuant to the approvals given at the Annual General Meetings held on 22 April 2004 and 16 June 2005, the Company retained authority to make market purchases of up to 444,565,340 of its own ordinary shares up to the end of the Annual General Meeting to be held in 2006. No purchases under these authorities have been made. Details of ordinary shares purchased are shown below:

	Total number of shares purchased*	Average price paid per share		Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs

Period	2005	2005		2005	2005

January	—	—		—	—
February	—	—		—	—
March	—	—		—	—
April	—	—		—	—
May	114,138	58	p	—	—
June	—	—		—	—
July	—	—		—	—
August	—	—		—	—
September	—	—		—	—
October	—	—		—	—
November	—	—		—	—
December	—	—		—	—

*

Purchases made by Hill Samuel ESOP Trustees Limited in respect of awards made under the Employee Share Ownership Plan and by the Hill Samuel Offshore Trust Limited in respect of awards made under the Leveraged Equity Acquisition Plan.

(iv)

The Group operates a number of employee share plans and included within employment costs in Note 4 is an expense arising from these share-based payment transactions amounting to £12m. Details of the share plans are given below and, where applicable, in the Report on remuneration.

Corus Report & Accounts and Form 20-F 2005  127

Notes to the consolidated accounts

28. Share capital continued

28.2 Rights to subscribe for shares

Employee Share Plans
Five share option schemes were in operation during the year:

	Executive scheme name	Sharesave scheme name

Former British Steel schemes:	Corus UK Executive
Corus Overseas Executive
Corus schemes:	Corus Executive	Corus Sharesave
Corus International Sharesave

The former British Steel Schemes are no longer capable of being used for granting options because their rules only permit options to be granted over British Steel shares. Options outstanding on 6 October 1999, when British Steel plc merged with Koninklijke Hoogovens NV to form Corus Group plc, were converted from options over British Steel shares into options over Corus shares whilst maintaining the exercisable value. These schemes continue to operate in all respects other than in connection with granting of options and are described in more detail in the Report on remuneration.

Sharesave schemes
The Corus Sharesave Scheme is a UK HM Revenue & Customs approved savings related sharesave scheme available to UK employees. The scheme rules of the Corus International Sharesave Scheme are based, to such an extent as practically possible, on the rules of the Corus Sharesave Scheme.

The majority of employees in the UK, the Netherlands and Germany are eligible to apply for options under one or other of the Sharesave Schemes which are linked to a three year savings contract. Options are granted at a price not less than 80% of the average of the market value of an ordinary share on the London Stock Exchange on three consecutive dealing days immediately preceding the date of invitation and within 30 days of date of grant.

Movements in ordinary shares under sharesave schemes are set out below:

	Corus UK Sharesave No. of shares 000s		Corus Sharesave No. of shares 000s		Corus International Sharesave No. of shares 000s		Weighted average exercise price

Period	2005	2004	2005	2004	2005	2004	2005		2004

At beginning of period	—	10	112,484	61,446	35,870	—	45	p	50	p
Granted	—	—	43,417	81,162	10,908	35,870	39	p	42	p
Exercised	—	—	(393)	(1,034)	(7)	—	49	p	50	p
Forfeited	—	—	(1,066)	(455)	(126)	—	43	p	50	p
Expired or lapsed	—	(10)	(18,750)	(28,635)	(1,180)	—	44	p	50	p

At end of period	—	—	135,692	112,484	45,465	35,870	42	p	45	p

Exercisable at end of period	—	—	876	721	—	—	45	p	50	p

The weighted average share prices at the date of exercise and date of grant were 51p (2004: 53p) and 39p (2004: 42p) respectively.

Sharesave options over ordinary shares outstanding together with their exercise prices and dates of exercise are set out below:

	Year of grant	Price per share		No. of shares 2005	No. of shares 2004	Normal dates of exercise

Corus Sharesave Scheme	2001	50	p	—	544,398	2005
	2001	50	p	26,869,807	30,944,648	2006
	2004	42	p	65,470,938	80,995,367	2008
	2005	39	p	43,351,764	—	2009
Corus International Sharesave Scheme	2004	42	p	34,556,511	35,869,601	2008
	2005	39	p	10,908,159	—	2009

				181,157,179	148,354,014

Options were granted under the Corus Sharesave Scheme and the Corus International Sharesave Scheme on 4 October 2005 at an exercise price of 39p per share (2004: 15 October 2004 at 42p per share). The market price on the day of grant was 52p (2004: 50p). The option price was equivalent to 80% of the market value of the options at the date of invitation. The weighted average length of time to expiry is 28 months.

128  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

28. Share capital continued

28.2 Rights to subscribe for shares continued

Executive Schemes
Options under all executive schemes are normally exercisable between the third and tenth anniversary of the date of grant. Options are granted at a price which is the average of the market value of an ordinary share on the London Stock Exchange on the three consecutive dealing days immediately preceding the date of grant. No options were granted during the year.

Movements in ordinary shares under executive share option schemes are set out below:

	Corus UK Executive No. of shares 000s		Corus Overseas Executive No. of shares 000s		Corus Executive No. of shares 000s		Weighted average price

	2005	2004	2005	2004	2005	2004	2005		2004

At beginning of period	4,378	7,161	9,317	12,152	54,192	58,136	85	p	89	p
Granted	—	—	—	—	—	—	—		—
Exercised	—	—	—	—	(4,533)	—	53	p	—
Forfeited	(24)	(94)	(26)	(122)	(990)	(509)	76	p	94	p
Expired or lapsed	(1,623)	(2,689)	(1,626)	(2,713)	(12,668)	(3,435)	96	p	118	p

At end of period	2,731	4,378	7,665	9,317	36,001	54,192	85	p	85	p

Exercisable at end of period	109	1,625	2,885	3,955	2,651	16,728	106	p	95	p

The weighted average share price at date of exercise was 58p (2004: nil).

Executive share options over ordinary shares outstanding together with their exercise prices and dates of exercise are set out below:

	Year of grant	Price per share		No. of shares		Normal dates of exercise

				2005	2004

Corus UK Executive Share Option Scheme	1995	126	p	—	1,059,012	1998-2005
	1996	134	p	279,390	327,712	1999-2006
	1997	118	p	953,370	1,205,106	2000-2007
	1999	125	p	1,498,517	1,785,713	2002-2009
Corus Overseas Executive Share Option Scheme	1995	126	p	—	8,690	1998-2005
	1996	134	p	934,228	1,211,009	1999-2006
	1997	118	p	1,556,296	1,935,790	2000-2007
	1999	125	p	5,174,657	6,161,690	2002-2009
Corus Executive Share Option Scheme	2000	117	p	13,584,304	20,820,741	2003-2010
	2000	103	p	117,113	117,113	2003-2010
	2001	54	p	18,897,191	29,031,058	2004-2011
	2001	49	p	—	820,617	2004-2011
	2003	16	p	3,401,953	3,401,953	2006-2013

				46,397,019	67,886,204

The weighted average length of time to expiry is 50 months.

The Employee Share Ownership Plan
The Employee Share Ownership Plan was introduced in 2001 with an offer of free and partnership shares in accordance with the rules of the scheme. Eligible employees are allowed to make contributions from pre-tax salary to buy Corus ordinary shares, which are held in trust (partnership shares). Shares are issued to satisfy awards of free and partnership shares at the market value of an ordinary share on the London Stock Exchange on the day prior to award. Only partnership shares were awarded and issued to the trust during the year.

Corus Report & Accounts and Form 20-F 2005  129

Notes to the consolidated accounts

28. Share capital continued

28.2 Rights to subscribe for shares continued

The Leveraged Equity Acquisition Plan
In 2004 the Company introduced a new share-based, long term incentive arrangement known as the Leveraged Equity Acquisition Plan (LEAP). Its objective is to create a very strong link between business performance, senior executives’ reward and shareholders’ interests over the medium term, by providing both an opportunity for executive directors and Executive committee members to invest in the Company’s ordinary shares and a deferred bonus arrangement based on shares. Subject to the satisfaction of a performance condition, described below, an award of matching shares may be made based on the performance achieved and the number of shares executives have invested in the Plan.

LEAP TSR Performance relative to comparator group		Matching awards

Below	50th percentile	Nil
	50th	One half of the shares in LEAP
	51st to 66th	Pro rata between one half and one times the shares in LEAP
	67th	One times the shares in LEAP
	68th to 74th	Pro rata between one and two times the shares in LEAP
	75th	Two times the shares in LEAP
	76th to 89th	Pro rata between two and three times the shares in LEAP
	90th and above	Three times the shares in LEAP

This performance condition was chosen because relative performance to a relevant group (the FTSE 250 excluding the finance sector) is considered a valid and appropriate comparator group as the Company was a constituent of this group at the time awards were made.

There are three routes to investment in the LEAP:

•	the mandatory investment of half of annual bonus;

•	an award of conditional shares of up to 25% of annual salary in any year; conditional shares are also subject to performance conditions which are described below; and

•	further shares from executives’ own resources if they choose.

Investment in any year is subject to a maximum commitment of 60% of an executive’s annual base salary with all the above routes to investment counting towards this maximum.

These shares will vest, provided the Company’s Total Shareholder Return (TSR) is at or above the 50th percentile compared to a comparator group of companies. The comparator group consists of the FTSE 250 at the date of the award, but excludes those companies in the finance sector.

Matching shares may also be awarded, with the number of potential matching shares determined by reference to the same performance condition and comparator group, in accordance with the table above. Matching shares may apply to shares acquired by bonus deferral, conditional shares and shares transferred to the LEAP from the executive’s own resources.

Further details of the scheme as it applies to Executive committee members are given in the Report on remuneration with shares vesting and being matched, subject to performance conditions having been met, after three years.

Other members of the scheme receive awards of only conditional shares which also vest after three years subject to the level of performance achieved by the Company in accordance with the table above.

Shares issued to satisfy awards are based on the market value of an ordinary share on the London Stock Exchange on the day prior to the award.

130  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

28. Share capital continued

28.2 Rights to subscribe for shares continued

Movements in ordinary shares under the LEAP are set out below:

	Deferred bonus shares No. of shares 000s		Annual bonus cash shares No. of shares 000s

	2005	2004	2005	2004

At beginning of period	467	—	350	—
Contributed	1,269	467	—	350
Vested	(98)	—	(28)	—
Forfeited	—	—	—	—
Expired or lapsed	—	—	—	—

At end of period	1,638	467	322	350

	Investment shares No. of shares 000s		Conditional shares No. of shares 000s

	2005	2004	2005	2004

At beginning of period	395	—	14,288	—
Awarded	114	395	9,405	14,490
Vested	—	—	(675)	(43)
Forfeited	—	—	(572)	(159)
Expired or lapsed	—	—	—	—

At end of period	509	395	22,446	14,288

Convertible debt (see Note 20)
Holders of convertible debt can exercise their conversion rights throughout the unexpired term of the loans and be issued with Corus Group plc ordinary shares of 10p each as set out below:

Corus Nederland BV 4.625% Subordinated convertible debenture loan 2007	Nominal amount €m	No. of shares to be issued	Period during which right is exercisable	Consideration to be received £m

At 1 January 2005	152	96,693,438	2000-2007	108
At 31 December 2005	152	96,693,438	2000-2007	104

Corus Group plc €307m 3% Unsubordinated convertible bond 2007	Nominal amount €m	No. of shares to be issued	Period during which right is exercisable

At 1 January 2005	307	234,351,152	2002-2007
At 31 December 2005	307	234,351,152	2002-2007

Corus Report & Accounts and Form 20-F 2005  131

Notes to the consolidated accounts

29. Reconciliation of movements in share capital and reserves

	Share capital £m	Share premium account £m	Statutory reserve £m	Other reserves £m	Consolidated reserves (see note vi) £m	Total £m

2005
At beginning of period	1,696	168	2,338	201	(1,378)	3,025
Adoption of IAS 32 and IAS 39	—	—	—	—	24	24

At beginning of period as restated	1,696	168	2,338	201	(1,354)	3,049
Cancellation of Corus UK Limited statutory reserve	—	—	(2,338)	24	2,314	—
Profit after taxation attributable to equity holders of the parent	—	—	—	—	452	452
Reclassification to other reserves	—	—	—	58	(58)	—
Exchange translation differences on foreign currency net investments	—	—	—	—	(12)	(12)
New shares issued	1	5	—	—	—	6
Issue of conditional share awards	—	—	—	—	12	12
Actuarial gains and losses on defined benefit plans	—	—	—	—	(156)	(156)
Net movement on cash flow hedges	—	—	—	—	(6)	(6)
Revaluation of available for sale investments	—	—	—	—	7	7
Revaluation of goodwill due to exchange	—	—	—	—	(2)	(2)
Deferred tax on items taken directly to reserves	—	—	—	—	24	24
Dividends paid	—	—	—	—	(22)	(22)

At end of period	1,697	173	—	283	1,199	3,352

	Share capital £m	Share premium account £m	Statutory reserve £m	Other reserves £m	Consolidated reserves (see note vi) £m	Total £m

2004
At beginning of period	1,696	167	2,338	201	(1,782)	2,620
Profit after taxation attributable to equity holders of the parent	—	—	—	—	447	447
Exchange translation differences on foreign currency net investments	—	—	—	—	(2)	(2)
New shares issued	—	1	—	—	—	1
Issue of conditional share awards	—	—	—	—	4	4
Actuarial gains and losses on defined benefit plans	—	—	—	—	(64)	(64)
Deferred tax on items taken directly to reserves	—	—	—	—	19	19

At end of period	1,696	168	2,338	201	(1,378)	3,025

(i)

The statutory reserve of £2,338m arose in Corus UK Limited under section 7(1) of the British Steel Act 1988. £381m of the statutory reserves were available for distribution; the balance of £1,957m being restricted reserves which could only be applied in paying up unissued shares to be allotted to members as fully paid bonus shares. On 17 June 2005, after issuing these bonus shares to the parent company Corus Group plc, Corus UK Limited made a court application for a capital reduction to effectively cancel the statutory reserve to the extent of any cumulative profit and loss deficit arising in that company. This application was successful and became effective as from 15 July 2005.

(ii)

Distributable retained profits of subsidiaries, joint ventures and associates attributable to the Group include £497m (2004: £637m) retained overseas. Deferred tax has not been provided on earnings retained overseas as it is not intended to remit earnings which would give rise to significant UK tax liabilities after taking account of any related double tax relief.

(iii)

Following the cancellation of the statutory reserve (see (i) above) the profits made on the disposals of certain assets and the settlement of certain provisions are being reclassified from consolidated reserves into other reserves. The brought forward other reserve balance largely relates to a merger accounting adjustment for the acquisition of Corus Nederland BV on the formation of Corus Group plc, previously reported under UK GAAP and exempt from revision on transition to IFRS. All of these other reserves are not available for distribution.

(iv)	Retained profits of subsidiary undertakings include £8m (2004: £6m) which is not available for distribution.

(v)	The cumulative translation exchange in equity at the end of the period since the transition to IFRS as from 4 January 2004 is £16m (2004: £2m).

132  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

29. Reconciliation of movements in share capital and reserves continued

(vi)	Consolidated reserves may be further analysed as follows:

	Hedging reserve £m	Translation reserves £m	Investment revaluation reserves £m	Retained earnings £m	Total £m

2005
At beginning of period	—	(2)	—	(1,376)	(1,378)
Adoption of IAS 32 and IAS 39	24	—	—	—	24

At beginning of period restated	24	(2)	—	(1,376)	(1,354)
Cancellation of Corus UK Limited statutory reserve	—	—	—	2,314	2,314
Profit after taxation attributable to equity holders of the parent	—	—	—	452	452
Reclassification to other reserves	—	—	—	(58)	(58)
Exchange translation differences on foreign currency net investments	—	(12)	—	—	(12)
Issue of conditional share awards	—	—	—	12	12
Actuarial gains and losses on defined benefit plans	—	—	—	(156)	(156)
Net movement on cash flow hedges	(6)	—	—	—	(6)
Revaluation of available for sale investments	—	—	7	—	7
Revaluation of goodwill due to exchange	—	(2)	—	—	(2)
Deferred tax on items taken directly to reserves	8	—	—	16	24
Dividends paid	—	—	—	(22)	(22)

At end of period	26	(16)	7	1,182	1,199

	Hedging reserve £m	Translation reserves £m	Investment revaluation reserves £m	Retained earnings £m	Total £m

2004
At beginning of period	—	—	—	(1,782)	(1,782)
Profit after taxation attributable to equity holders of the parent	—	—	—	447	447
Exchange translation differences on foreign currency net investments	—	(2)	—	—	(2)
Issue of conditional share awards	—	—	—	4	4
Actuarial gains and losses on defined benefit plans	—	—	—	(64)	(64)
Deferred tax on items taken directly to reserves	—	—	—	19	19

At end of period	—	(2)	—	(1,376)	(1,378)

30. Minority interests

	2005 £m	2004 £m

At beginning of period	33	38
Reclassification arising from adoption of IAS 32 (Note 20(x))	(8)	—
Retained loss	(1)	(6)
Exchange rate movements	2	1

At end of period	26	33

31. Future capital expenditure

	2005 £m	2004 £m

Contracted but not provided for	180	99
Authorised but contracts not yet placed	319	53

External consortium members will contribute approximately 76% of the expected US$100m capital expenditure of the Teesside Cast Products business over the 10 year agreement to supply slab, with the balance of the requirement being met by Corus. The amounts above reflect Corus’ 24% share of any contracted or authorised expenditure at the balance sheet date.

At the end of the period there was £4m (2004: £17m) of expenditure authorised but contracts not yet placed in relation to intangible assets.

Corus Report & Accounts and Form 20-F 2005  133

Notes to the consolidated accounts

32. Operating leases

	2005 £m	2004 £m

Committed amounts payable for the next year are:
Leases of land and buildings expiring:
Within one year	—	1
In years two to five	2	4
After more than five years	10	9

	12	14

Other leases (principally for plant and machinery) expiring:
Within one year	18	10
In years two to five	25	51
After more than five years	32	14

	75	75

Future minimum lease payments for the Group at the end of the period are:
Not later than one year	87	89
Later than one year and not later than five	193	165
More than five years	262	154

33. Contingencies

	2005 £m	2004 £m

Guarantees given under trade agreements	39	45
Guarantees on behalf of joint ventures	4	7
Others	81	42

There are also contingent liabilities in the ordinary course of business in connection with the completion of contractual arrangements.

Within the EU there has historically been close co-operation between the steel industry, the European Commission and governments. Eurofer is the trade association to which all major European steel producers including Corus belong, either directly or through national trade associations. Eurofer, through its main committees, supplies and coordinates advice and information to its members and in turn represents them to, amongst others, the European Commission. These representations cover a wide range of issues where there is a need for a common industry voice, and include international trade policies, social and environmental control issues, research and development matters, market conditions and various aspects of the sale and marketing of steel products. They relate to most major steel products. Corus is also a member of other trade associations and other industry groups in respect of its other products and activities, for example, the European Aluminium Association (EAA).

On 8 November 2001 an explosion occurred at the no.5 blast furnace at Port Talbot works, which led to three employee fatalities, several employees suffering severe burns and the total loss of the blast furnace. Some contractors’ employees also suffered injuries. The accident was initially investigated by the police but the investigation was subsequently passed to the Health & Safety Executive. On 15 February 2006 the Health & Safety Executive served two summonses on Corus for alleged breaches of s.2(1) and s.3(1) of the Health & Safety Work Act 1974. The first hearing of the case is scheduled for 12 April 2006 at Neath Magistrate’s Court. Any convictions are likely to result in substantial fines being levied, although these would not be material in the context of the Group. Corus has admitted its civil liability for the incident. Twenty six civil claims for death and personal injury have been made against Corus. Should all the relevant claimants succeed in their claims, Corus’ liability could amount to several million pounds, although Corus has insurance cover in place that it expects will be able to meet these claims in full.

134  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

34. Reconciliation of cash generated from operations

	2005 £m	2004 £m

Profit after taxation	451	441
Adjustments for:
Tax	129	126
Depreciation and amortisation including impairment items (net of grants released)	343	306
Profit on disposals	(30)	(78)
Interest income	(31)	(13)
Interest expense	132	129
Share of results of joint ventures and associates	(1)	(21)
Other non cash items	12	4
Movement in pension prepayments and provisions	1	1
Movement in provisions for impairments of trade receivables	—	1
Movement in insurance and other provisions	7	26
Movement in loose plant, tools and spares	(16)	18
Movement in inventories	(262)	(357)
Movement in receivables	72	(277)
Movement in payables	125	290
Unamortised element of contract advances	37	—
Rationalisation costs provided	33	31
Utilisation of rationalisation provisions	(63)	(49)

Net cash flow generated from operations	939	578

35. Reconciliation of net cash inflow to movement in net debt

	2005 £m	2004 £m

Movement in cash and cash equivalents	270	218
Movement in short term investments	(11)	5
Movement in debt	17	(54)
Issue costs of new loans	—	15
Premium received on issue of new loans	—	(8)

Change in net debt resulting from cash flows in period	276	176
Debt and liquid resources acquired	—	3
Exchange rate movements	27	(9)
Other non cash changes	(14)	(11)

Movement in net debt in period	289	159
Net debt at beginning of period	(842)	(1,001)
Adoption of IAS 32 and IAS 39	(268)	—

Net debt at end of period	(821)	(842)

	£m

The adoption of IAS 32 and IAS 39 may be further analysed as follows:
Reclassification of non-returnable proceeds from the securitisation programme	(275)
Reclassification of equity element of convertible debt and accretion of interest thereon	15
Reclassification of minority preference shares	(8)

	(268)

Corus Report & Accounts and Form 20-F 2005  135

Notes to the consolidated accounts

36. Analysis of net debt

	2003 £m	Cash flow £m	Acquisitions (excluding cash and overdrafts) £m	Exchange rate movements £m	Other non cash movements £m	2004 £m	Adoption of IAS 32 and IAS 39 £m	Cash flow £m	Exchange rate movements £m	Other non cash movements £m	2005 £m

Cash and short term deposits	374	216	—	(1)	—	589	—	284	(2)	—	871
Bank overdrafts	(34)	2	—	—	—	(32)	—	(14)	—	—	(46)

Cash and cash equivalents	340	218	—	(1)	—	557	—	270	(2)	—	825

Short term investments	6	5	—	—	—	11	—	(11)	—	—	—

Liquid resources	6	5	—	—	—	11	—	(11)	—	—	—

Long term borrowings	(907)	(109)	5	(11)	(13)	(1,035)	(283)	10	20	13	(1,275)
Other loans	(410)	61	(2)	3	2	(346)	15	6	9	(20)	(336)
Obligations under finance leases	(30)	1	—	—	—	(29)	—	1	—	(7)	(35)

Total debt excluding bank overdrafts	(1,347)	(47)	3	(8)	(11)	(1,410)	(268)	17	29	(14)	(1,646)

	(1,001)	176	3	(9)	(11)	(842)	(268)	276	27	(14)	(821)

37. Pensions and post retirement benefits

Introduction
The Group operates a number of defined benefit pension and post retirement schemes throughout the world, covering the majority of employees. Benefits offered by these schemes are largely based on final pay and years of service at retirement. With the exception of plans in Germany, France and certain unfunded arrangements in the UK, the assets of these schemes are held in separately administered funds.

The principal pension schemes of the Group are:

•	the British Steel Pension Scheme (the ‘BS’ scheme), which is the main scheme for historic and present employees based in the UK;

•

the Corus Engineering Steels Pension Scheme (the ‘CES’ scheme). Until 31 March 2003 employees of Corus Engineering Steels were active members of the CES scheme. However, these active members were offered membership of the BS scheme for all future service from 1 April 2003;

•	the Stichting Pensioenfonds Hoogovens (the ‘SPH’ scheme), which is the main scheme for historic and present employees based in the Netherlands; and

•	the aggregation of all schemes in Germany.

The Group accounts for all pension and post retirement benefit arrangements using IAS 19 ‘Employee Benefits’ as amended to allow actuarial gains and losses to be recognised in retained earnings with independent actuaries being used to calculate the costs, assets and liabilities to be recognised in relation to these schemes. The present value of the defined benefit obligation, the current service cost and past service costs were calculated by these actuaries using the projected unit credit method. However, the ongoing funding arrangements of each scheme, in place to meet their long term pension liabilities, are governed by the individual scheme documentation and national legislation. The accounting and disclosure requirements of IAS 19 do not effect these funding arrangements. As disclosed in Note 40, following the balance sheet date the contribution and benefit framework for the BS scheme was substantially revised.

The Group also participates in a number of defined contribution plans on behalf of relevant personnel. Any expense recognised in relation to these schemes represents the value of contributions payable during the period by the Group at rates specified by the rules of those plans. The only amounts included in the balance sheet are those relating to the prior month’s contribution that were not due to be paid until after the balance sheet date.

136  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

37. Pensions and post retirement benefits continued

Actuarial assumptions
A range of assumptions must be used to determine the IAS 19 amounts and the values to be included can vary significantly with only small changes in these assumptions. Furthermore the actuarial assumptions used may vary according to the country in which the plans are situated.

Key assumptions applied at the balance sheet date were as follows:

2005	BS %	CES %	SPH %	Germany %	Other %

Salary growth	3.70	3.70	2.50	3.00	2.00 to 4.30
Pension increases	2.70	2.60	2.00	2.00	1.50 to 4.00
Discount rate	4.80	4.80	4.00	4.25	4.20 to 6.00
Inflation	2.70	2.70	2.00	2.00	2.00 to 3.00
Expected return on plan assets:
Equities	7.75	7.75	7.00	n/a	7.50 to 9.50
Bonds	4.30	4.30	3.80	n/a	3.60 to 5.40
Property	6.00	6.30	6.00	n/a	5.80 to 6.50
Cash/others	3.70	4.50	6.00	n/a	3.00 to 5.20

2004	BS %	CES %	SPH %	Germany %	Other %

Salary growth	4.30	3.60	2.50	2.50 to 3.00	2.00 to 4.30
Pension increases	2.60	2.60	2.00	1.50 to 2.00	2.00 to 3.00
Discount rate	5.40	5.40	4.80	5.00	4.90 to 6.30
Inflation	2.60	2.60	2.00	2.00	2.00 to 3.00
Expected return on plan assets:
Equities	8.00	6.90	7.50	n/a	7.50 to 9.70
Bonds	4.70	4.50	4.50	n/a	3.80 to 5.40
Property	6.50	6.90	6.00	n/a	5.00 to 6.50
Cash/others	3.50	—	6.00	n/a	2.50 to 6.50

The discount rate reflects the current rate of return on AA rated corporate bonds of equivalent currency and term to the scheme liabilities. Projected inflation rate liabilities and pension increases are long term predictions based, mainly, on the yield gap between long term index-linked and fixed interest gilts. The Group establishes the expected rate of return on plan assets by developing a forward looking, long term return assumption for each asset class, taking into account factors such as the expected real return for the specific asset class, respective yields and market rates at the balance sheet date, and inflation. These returns are assumed to be net of investment expenses.

Demographic assumptions are set having regard to the latest trends in life expectancy, plan experience and other relevant data, including externally published actuarial information within each national jurisdiction. The assumptions are reviewed and updated as necessary as part of the periodic actuarial funding valuations of the individual pension and post retirement plans. In particular the mortality assumptions used at December 2005 for the BS and CES schemes are based on the results of investigations undertaken as part of their 2005 triennial valuations. The assumptions adopted are in line with the PMA92 table and reflect the steel industry mortality experience. This indicates that today’s 60 year old male member is expected to live on average to around 82 years of age. Mortality assumptions for the SPH scheme are based on the Dutch Table GBM 1995-2000, with an age set back of two years, giving an equivalent life expectancy of 80 years. The Heubeck 2005 G published biometric data is now being used for the schemes in Germany, which results in a life expectancy of over 82 years of age. Assumptions for all schemes include an allowance for continuing future improvements in life expectancy.

Corus Report & Accounts and Form 20-F 2005 137

Notes to the consolidated accounts

37. Pensions and post retirement benefits continued

Income statement costs
Under IAS 19 costs in relation to pension and post retirement plans arise as follows:

•

The current service cost is the actuarially determined present value of the pension benefits earned by employees in the current period. No charge or credit is reflected here for any surplus or deficit in the scheme and so the cost is unrelated to whether, or how, the scheme is funded.

•

The expected return on assets is the actuarial forecast of total return (that is, income and gains) on the actual assets in the scheme. This is a long term rate and is set at the beginning of the period.

•

The interest cost is the notional interest cost arising from unwinding the discount on the scheme liabilities, based on the discount rate (that is, appropriate bond rate) at the beginning of the period.

These items are treated as a net operating cost in profit and loss within employee remuneration.

Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions are recognised immediately in the statement of recognised income and expense. Examples are differences between the estimated return on scheme assets (credited to profit and loss) and the actual return, the remeasurement of scheme liabilities to reflect changes in discount rates, changes in demographic assumptions such as using updated mortality tables, or the effect of more employees leaving service than forecast.

Income statement pension costs arose as follows:

2005	BS £m	CES £m	SPH £m	Germany £m	Other £m	Total £m

Current service cost	120	—	36	2	5	163
Interest cost	411	39	149	8	16	623
Expected return on plan assets	(481)	(32)	(177)	—	(16)	(706)
Past service cost – vested benefits	—	—	—	—	(3)	(3)
Settlements, curtailments and terminations	3	—	—	—	—	3

Defined benefit schemes	53	7	8	10	2	80
Defined contribution schemes	—	—	—	—	13	13

Total charge for the period (Note 4)	53	7	8	10	15	93

2004	BS £m	CES £m	SPH £m	Germany £m	Other £m	Total £m

Current service cost	118	—	29	2	6	155
Interest cost	401	39	153	8	16	617
Expected return on plan assets	(468)	(32)	(172)	—	(15)	(687)
Past service cost – vested benefits	—	—	—	—	(8)	(8)
Settlements, curtailments and terminations	—	—	—	—	(4)	(4)

Defined benefit schemes	51	7	10	10	(5)	73
Defined contribution schemes	—	—	—	—	24	24

Total charge for the period (Note 4)	51	7	10	10	19	97

The actual return on plan assets for the above schemes was £1,933m (2004: £1,238m).

138 Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

37. Pensions and post retirement benefits continued

Balance sheet measurement
In determining the amounts to be recognised in the balance sheet the following approach has been adopted:

•	Pension scheme assets are measured at fair value (for example for quoted securities this is the bid-market value on the relevant public exchange).

•

Pension liabilities include future benefits for pensioners and deferred pensioners, and accrued benefits for members in service taking into account projected earnings. As noted above, the pension liabilities are discounted at the current rate of return on AA rated corporate bonds of equivalent currency and term to the pension liability.

Amounts recognised in the balance sheet arose as follows:

2005	BS £m	CES £m	SPH £m	Germany £m	Other £m	Total £m

Fair value of plan assets at end of period	8,961	633	3,643	—	260	13,497
Present value of obligation at end of period	(8,894)	(826)	(3,580)	(156)	(349)	(13,805)
Past service cost not yet recognised	—	—	24	—	—	24

Defined benefit asset/(liability) at end of period	67	(193)	87	(156)	(89)	(284)

Disclosed as:
Defined benefit asset	67	—	87	—	3	157
Defined benefit liability – current	—	—	—	(3)	(2)	(5)
Defined benefit liability – non-current	—	(193)	—	(153)	(90)	(436)

Arising from:
Funded schemes	67	(193)	87	—	(71)	(110)
Unfunded schemes	—	—	—	(156)	(18)	(174)

Included within other programmes above are post-retirement medical and similar net obligations of £21m (2004: £23m).

2004	BS £m	CES £m	SPH £m	Germany £m	Other £m	Total £m

Fair value of plan assets at end of period	8,034	538	3,366	—	221	12,159
Present value of obligation at end of period	(7,826)	(749)	(3,267)	(171)	(308)	(12,321)

Defined benefit asset/(liability) at end of period	208	(211)	99	(171)	(87)	(162)

Disclosed as:
Defined benefit asset	208	—	99	—	4	311
Defined benefit liability – current	—	—	—	(4)	(14)	(18)
Defined benefit liability – non-current	—	(211)	—	(167)	(77)	(455)

Arising from:
Funded schemes	208	(211)	99	—	(69)	27
Unfunded schemes	—	—	—	(171)	(18)	(189)

The percentage of total plan assets for each category of investment was as follows:

2005	BS %	CES %	SPH %	Germany %	Other %

Equities	46	61	18	n/a	73
Bonds	48	5	56	n/a	20
Property	5	31	8	n/a	1
Cash/others	1	3	18	n/a	6

	100	100	100		100

2004	BS %	CES %	SPH %	Germany %	Other %

Equities	41	65	23	n/a	70
Bonds	51	31	60	n/a	21
Property	5	4	9	n/a	1
Cash/others	3	—	8	n/a	8

	100	100	100		100

Corus Report & Accounts and Form 20-F 2005 139

Notes to the consolidated accounts

37. Pensions and post retirement benefits continued

Movements in the plan assets and benefit obligations during the period arose as follows:

2005	BS £m	CES £m	SPH £m	Germany £m	Other £m	Total £m

Plan assets:
Fair value at start of period	8,034	538	3,366	—	221	12,159
Expected return on plan assets	481	32	177	—	16	706
Employer contributions	13	12	37	7	6	75
Employee contributions	37	—	21	—	1	59
Benefits paid	(434)	(39)	(146)	(7)	(20)	(646)
Actuarial gain on plan assets	830	90	286	—	21	1,227
Exchange rate movements	—	—	(98)	—	15	(83)

Fair value at end of period	8,961	633	3,643	—	260	13,497

Benefit obligations:
Benefit obligations at start of period	7,826	749	3,267	171	308	12,321
Current service cost	120	—	36	2	5	163
Interest cost	411	39	149	8	16	623
Employee contributions	37	—	21	—	1	59
Past service cost – non vested benefits	—	—	24	—	—	24
Settlements	3	—	—	—	—	3
Disposal of group undertakings	—	—	—	(33)	—	(33)
Benefits paid	(434)	(39)	(146)	(7)	(20)	(646)
Actuarial loss on benefit obligation	931	77	326	18	31	1,383
Exchange rate movements	—	—	(97)	(3)	8	(92)

Benefit obligations at end of period	8,894	826	3,580	156	349	13,805

2004	BS £m	CES £m	SPH £m	Germany £m	Other £m	Total £m

Plan assets:
Fair value at start of period	7,817	504	2,990	—	204	11,515
Expected return on plan assets	468	32	172	—	15	687
Employer contributions	12	12	35	7	6	72
Employee contributions	35	—	19	—	1	55
Settlements	(130)	—	—	—	—	(130)
Benefits paid	(426)	(30)	(144)	(7)	(17)	(624)
Actuarial gain on plan assets	258	20	262	—	11	551
Exchange rate movements	—	—	32	—	1	33

Fair value at end of period	8,034	538	3,366	—	221	12,159

Benefit obligations:
Benefit obligations at start of period	7,532	715	2,905	158	306	11,616
Current service cost	118	—	29	2	5	154
Interest cost	401	39	153	8	18	619
Employee contributions	35	—	19	—	1	55
Past service cost – non vested benefits	—	—	—	—	(3)	(3)
Past service cost – vested benefits	—	—	—	—	(8)	(8)
Settlements	(130)	—	—	—	(3)	(133)
Curtailments	—	—	—	—	(1)	(1)
Benefits paid	(426)	(30)	(144)	(7)	(17)	(624)
Actuarial loss on benefit obligation	296	25	273	8	13	615
Exchange rate movements	—	—	32	2	(3)	31

Benefit obligations at end of period	7,826	749	3,267	171	308	12,321

140 Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

37. Pensions and post retirement benefits continued

The history of actuarial gains or losses is as follows:

	2005	2004

Experience adjustments on scheme assets:
Amount (£m)	1,227	551
Percentage of scheme assets (%)	9	5

Experience adjustments on scheme liabilities:
Amount (£m)	1,383	615
Percentage of scheme liabilities (%)	10	5

In accordance with the transitional provisions for the amendments to IAS 19 in December 2004, the disclosures above are only determined prospectively, from the 2004 reporting period onwards. Cumulative actuarial losses recorded in the statement of recognised income and expense since the date of transition to IFRS are £220m.

The benefit payments relating to the Group’s pension and post retirement benefit schemes, which reflect future service as appropriate, are expected to be paid as follows:

£m

2006	658
2007	671
2008	685
2009	702
2010	716
2011-2015	3,900

The estimated employer contributions to the British Steel Pension Scheme and to the Stichting Pensioenfonds Hoogovens Scheme for 2006 are £56m and €54m respectively. Monthly payments of £1m are being made to the Corus Engineering Steels Pension Scheme in respect of past service funding requirements, subject to review at future actuarial valuations. Additional payments will also be made to the Corus Engineering Steels Pension Scheme, where necessary, to address any funding strains resulting from early retirements. The employer contributions for 2006 in relation to other schemes are estimated to be consistent with 2005 levels.

Corus Report & Accounts and Form 20-F 2005  141

Notes to the consolidated accounts

38. Disposals

On 21 January 2005 Corus disposed of the assets of its direct reduced iron facility at Mobile in the USA, which had been mothballed since November 2000, to Al Tuwairqi Group for a gross consideration of US$5m (approximately £3m).

In addition Corus completed the disposal of substantially all of the assets of Rafferty-Brown Steel, a flat rolled carbon steel processing business in the USA, to Coilplus Holdings Inc. on 27 May 2005 for a gross consideration of US$24m (approximately £13m).

Furthermore, on 31 December 2005 Corus completed the sale of the Mannstaedt Werke operation to Georgsmarienhuette Holding (GMH) for proceeds of €17m (approximately £11m). Also on this date Corus completed the disposal of substantially all of the assets of the Corus Perfo operations to Dillinger Fabrik gelochter Bleche GmbH for €1m (approximately £1m).

The results of these businesses during the period were not considered to be material to the Group.

£m

The net assets disposed of were as follows:
Property, plant and equipment (including loose plant, tools and spares of £14m)	42
Inventories	29
Trade and other receivables	19
Cash and cash equivalents	4
Trade and other payables	(14)
Retirement benefit obligations	(33)
Provisions and other liabilities	(6)

Net assets disposed of	41
Loss on disposal	(14)

Consideration	27

Consideration satisfied by:
Cash	28
Transaction fees	(1)

Net cash inflow arising on disposal:
Cash consideration for disposals during the period	27
Deferred cash consideration received during the period in respect of prior year disposals	6
Cash and cash equivalents disposed of	(4)

29

142  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

39. Related party transactions

The table below sets out details of transactions and loans between Corus and its joint ventures and associates.

	2005 £m	2004 £m

Sales to joint ventures and associates	173	176
Purchases from joint ventures and associates	78	93
Outstanding loans to joint ventures and associates	2	2

Details of transactions with key management personnel are given in the auditable part of the Report on remuneration and also in Note 4.

40. Post balance sheet events

(i)

On 2 February 2006 Corus together with the National Trade Union Steel Coordinating Committee (NTUSCC) announced that they had jointly considered the longer term challenges facing the Company’s main UK defined benefit pension fund, the British Steel Pension Scheme (BSPS). This included a comprehensive consultation process during which the Scheme Trustees were kept fully informed.

As a result of these discussions, the BSPS contribution and benefit framework will be revised to secure a 3.5% reduction in the headline rate of future service costs and a 1% increase in employee contributions. Taken together these changes will result in an approximate 20% reduction in the underlying cost to the Company of providing pension benefits.

The main features are:

	•	revised early retirement terms will be applied for future service accrual;

	•	inflation related pension increases on future service accrual will now be capped at 4% per annum; and

	•	employee ordinary contributions will increase from 5% to 6% of pensionable earnings.

A joint Company and NTUSCC working group over the next 12 months will review pension options for new entrants.

Corus is due to recommence cash contributions to the main section of the BSPS from April 2006. This rate has been set at 10%.

(ii)

On 1 February 2006 Corus Finance plc, a subsidiary of Corus Group plc, announced an invitation to sell and consent solicitation in respect of its £150m Debenture stock due 2016, subject to the terms and conditions set out in the Invitation Memorandum dated on the same day. On 3 March 2006, Corus completed the early repayment, which was made to improve the efficiency of the balance sheet. The total cost of the early finance cost was £237m and the premium paid of £87m will be expensed as a non-recurring finance cost during the first quarter of 2006. Corus estimates that the repayment will result in a reduction in future finance costs of £7m per annum.

(iii)

On 16 March 2006 Corus announced that it had signed a letter of intent for Aleris International Inc. to acquire Corus’ downstream Aluminium rolled products and extrusions businesses for a gross consideration of €826m (approximately £570m). Corus’ smelting operations will remain within Corus and it is the intention that they will supply Aleris under a long term supply agreement. It is also the intention that Corus and Aleris will enter into an agreement related to research, development and technology.

Informal consultation and advice processes related to the transaction have commenced. The proposed sale will also be subject to external regulatory clearances from the European Commission and other regulatory authorities in different jurisdictions, including the US. It is intended that a Sale and Purchase Agreement will be entered into upon successful completion of these processes.

Corus Report & Accounts and Form 20-F 2005  143

Notes to the consolidated accounts

41. Main subsidiaries and investments

The most important subsidiary undertakings, joint ventures and associates of the Group at 31 December 2005 are set out below. A complete list of subsidiary undertakings, joint ventures and associates will be attached to the Annual Return to the Registrar of Companies.

Country names are countries of incorporation. Undertakings operate principally in their country of incorporation except where otherwise stated.

Subsidiary undertakings
Steel and aluminium producing, further processing or related activities:

England and Wales
Corus UK Limited (a)
Cogent Power Limited (75% owned)
Orb Electrical Steels Limited (75% owned)

Austria
Corus Aluminium Verkauf GmbH

Belgium
Corus Aluminium NV
Corus International Services NV

Canada
Corus LP (60% owned)

China
Corus Aluminium Extrusions Tianjin Co Limited (61.09% owned)

Czech Republic
Corus Central Europe sro

Denmark
Corus Byggesystemer AS

Finland
Corus Finland Oy

France
Corus Batiment et Systemes SA
Corus France SA
Myriad SA
Corus Rail France SA
Unitol SA
Sacra Nord SA

Germany
Blume Stahlservice GmbH
Corus Aluminium Profiltechnik GmbH
Corus Aluminium Profiltechnik Bonn GmbH
Corus Aluminium Voerde GmbH
Corus Aluminium Walzprodukte GmbH
Corus Degels GmbH
Fischer Profil GmbH
Hille & Müller GmbH
Kienle & Spiess Stanz – und Drückgiesswerk GmbH
(75% owned)

Hong Kong
Corus Asia Limited

Hungary
Kienle & Spiess Hungary Ipari Kft (75% owned)

Ireland (Republic of)
The Steel Company of Ireland Limited

Italy
Corus Italia Srl

India
Corus India Limited

Japan
Corus Aluminium Japan Limited

Latvia
SIA Corus Building Systems

Malaysia
Corus Metals (Malaysia) Sdn Bhd

Mexico
Cogent Power Inc. (75% owned)

Netherlands
Aluminium Delfzijl BV
Corus Met BV
Corus Nederland BV
Corus Service Centre Maastricht BV
Corus Staal BV
Corus Tubes BV
Corus Vlietjonge BV
Namascor BV
S.A.B.-Profiel BV

New Zealand
Corus New Zealand Limited

Norway
Corus Norge AS
Corus Packaging Plus Norway AS

144  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

41. Main subsidiaries and investments continued

Poland
Corus Polska Sp. zo.o

Portugal
Corus-Sistemas Constructivos e Revestimentos Metalicos LDA

Singapore
Corus Building Systems Pte Limited

Spain
Corus Metal Iberica SA
Corus Laminacion y Derivados SL

Sweden
Surahammar Bruks AB (75% owned)

Switzerland
Montana-Bausysteme AG

Thailand
Corus Metals (Thailand) Limited

Turkey
Corus Yasan Metal Sanayi ve Ticaret AS (62.5% owned)

United Arab Emirates
Corus Middle East FZE

United States of America
Apollo Metals Limited
Corus America Inc
Thomas Steel Strip Corp

Insurance underwriting for certain risks of the Group:
Isle of Man
Crucible Insurance Company Limited

Other undertakings:
England and Wales
UK Steel Enterprise Limited

Joint ventures and associates

	Products	Annual sales £m		Issued capital Number of shares	% held

England and Wales
Caparo Merchant Bar plc (b)	Light sections	82	ordinary shares of £1	2,466,667	25

GrantRail Limited (b)	Railtrack maintenance and renewals	112	ordinary shares of £1	4,000,000	50

Netherlands
HKS Scrap Metals BV (b)	Purchase and sale of scrap	200	shares of €454	40,000	50

Laura Metaal Holding BV (b)	Trading and processing of non-prime metal	73	shares of €454	5,600	49

Danieli Corus Technical Services BV	Supply of engineering, proprietary equipment contracting in the metals industry	99	shares of €355	41,750	50

Norway
Norsk Stål AS	Stockholders of strip	178	shares of NOK1,000	63,500	50
Norsk Stål Tynnplater AS	and long products	47	shares of NOK1,000	26,500	50

Portugal
Lusosider Projectos Siderúrgicos SA (b)	Galvanised steel and tinplate	136	shares of €5	3,500,000	50

Turkey
Corus Celik Ticaret AS	Intermediary in the trade of finished steel products	1	shares of YTL1	80,000	50

Unless indicated otherwise, subsidiary undertakings are wholly owned within the Group, and the Group holding comprises ordinary shares and 100% of the voting rights.

(a)	The Company only owns shares directly in those marked (a) (Corus UK Limited 100%). All other undertakings are owned by other subsidiaries of the Company.

(b)	Accounts of undertakings marked (b) are not audited by PricewaterhouseCoopers LLP.

Corus Report & Accounts and Form 20-F 2005  145

Notes to the consolidated accounts

42. Reconciliation of equity and profit under UK GAAP to IFRS

With effect from 2 January 2005 Corus is preparing its consolidated financial statements, for the first time, in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). For this purpose IFRS represent all International Accounting Standards and International Financial Reporting Standards, as well as interpretations published by the International Financial Reporting Interpretation Committee and its predecessor body, that were issued prior to 31 December 2005 and endorsed by the EU prior to authorisation of these financial statements.

Corus Group financial statements were previously prepared under UK Generally Accepted Accounting Principles (UK GAAP), which differs in a number of areas from IFRS. Therefore it has been necessary to amend certain presentation, accounting, valuation and consolidation methods previously applied under UK GAAP, in order to comply with IFRS for these financial statements. Corus has previously published a separate, detailed description of the move to IFRS and the nature of reconciling items from UK GAAP at the date of transition (being 4 January 2004), and this is available on the website at www.corusgroup.com. All comparative figures in respect of 2004 have been restated to reflect these changes, except for the adoption of IAS 32 and IAS 39, which only applied from 2 January 2005 as described on page 96.

As required under IFRS 1 ‘First Time Adoption of International Financial Reporting Standards’ Corus presents below a reconciliation between UK GAAP and IFRS for the following:

•	the retained profit for the 12 months to 1 January 2005;
•	shareholders equity as at the date of adoption (4 January 2004); and
•	the date of the last financial statements (1 January 2005).

	Notes	12 months to 1 January 2005 £m

Retained profit under UK GAAP		446
IFRS 3 – non amortisation of goodwill	(a)	6
IFRS 3 – no recycling of goodwill on disposals	(b)	10
IAS 12 – no discounting of deferred taxes	(c)	(13)
IAS 19 – pension costs	(d)	(14)
IAS 19 – post retirement benefits	(e)	11
IAS 19 – other employee benefits	(f)	(5)
IAS 38 – software and development costs	(g)	5
IFRS 2 – share-based payments	(j)	1

Profit attributable to equity holders of the parent under IFRS		447

	Notes	Date of IFRS adoption £m	1 January 2005 £m

Total equity under UK GAAP		2,843	3,300
IFRS 3 – non amortisation of goodwill	(a)	—	6
IAS 12 – no discounting of deferred taxes	(c)	(6)	(19)
IAS 19 – pension costs	(d)	(176)	(224)
IAS 19 – post retirement benefits	(e)	3	3
IAS 19 – other employee benefits	(f)	(35)	(44)
IAS 38 – software and development costs	(g)	14	21
IAS 17 – finance leases	(h)	9	9
IAS 21 – functional currencies	(i)	6	6

Total equity under IFRS		2,658	3,058

(a)	Under IFRS, goodwill is considered to have an indefinite life and is not amortised, but is subject to an impairment review on transition and annually thereafter.

(b)

Under UK GAAP, on all acquisitions prior to 1 April 1998 Corus immediately wrote off any positive or negative goodwill to retained earnings. This goodwill was transferred from reserves to the profit and loss account on any subsequent disposal of the net assets to which it related. From 1 April 1998, goodwill on acquisitions was held as an intangible asset in the balance sheet and amortised over its estimated useful life, normally no longer than 20 years. Only the unamortised portion was included in the gain or loss recognised in the period of disposal. Under IFRS there is no requirement for this ‘recycling’ of goodwill on disposals.

(c)

Under UK GAAP, Corus chose the option to discount deferred tax balances. Under IFRS, the discounting of deferred tax is not permitted and the reversal of the effect of discounting gives rise to a transition adjustment.

(d)

Under UK GAAP, Corus provided for pensions in accordance with SSAP 24 ‘Accounting for pension costs’, having decided against the early adoption of the recognition and measurement criteria of FRS 17 ‘Retirement benefits’. Nevertheless, detailed disclosures were made in line with the transitional requirements of FRS 17. Under IFRS, IAS 19 ‘Employee Benefits’ uses a similar approach as FRS 17 to calculate a current service cost, interest cost and expected return on assets for defined benefit pension plans.

146  Corus Report & Accounts and Form 20-F 2005

Notes to the consolidated accounts

42. Reconciliation of equity and profit under UK GAAP to IFRS continued

(e)

Under UK GAAP, Corus provided for post retirement benefits in accordance with SSAP 24. The enactment of the Medicare Prescription Drug, Improvement and Modernization Act in the USA has significantly reduced the liabilities of defined benefit post retirement healthcare plans of certain subsidiary companies at December 2004. Under IFRS, the reduction in liabilities is credited immediately to the income statement as an adjustment to employment costs for post retirement benefits.

(f)

Under UK GAAP, Corus provided for other employee benefits in accordance with FRS 12 ‘Provisions, Contingent Liabilities and Contingent Assets’. This means provision was made when an obligation had actually arisen and there was a probable future transfer of economic benefits to settle the obligation. Under IFRS, IAS 19 is more prescriptive in its approach to other employee benefits such as overtime, holiday pay, disability pay and long service awards.

(g)

Under UK GAAP, Corus policy was to expense all software costs immediately, other than software used to operate plant and machinery, and specific material projects. Under IFRS, intangible assets must be recognised if they meet the criteria specified in IAS 38, necessitating a change in the Corus policy. There is a similar change between UK GAAP and IFRS in respect of development costs, but Corus has only identified limited amounts that meet the strict criteria of IAS 38.

(h)

Under UK GAAP, a lease is classified as a finance lease if it transfers substantially all of the risks and rewards incidental to ownership. Conversely, it is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership. Under IFRS, similar conditions apply but IAS 17 requires finance leases for land and buildings to be split, with the land element generally being classified as an operating lease.

(i)

Under UK GAAP, the goodwill that arose through the acquisition accounting for Corus Nederland BV (formerly Koninklijke Hoogovens NV) was denominated in sterling. However, under IFRS, IAS 21 requires that the goodwill should be accounted for in the functional currency of the acquired operations. Accordingly, this goodwill is denominated in euros and translated at the period end exchange rate.

(j)

Under UK GAAP, the approach in respect of share-based payments was to record a charge to profit and loss based on the intrinsic value of awarded shares at the grant date. The charge is spread over the performance period. There is no charge in respect of HM Revenue & Customs approved SAYE schemes. IFRS 2 requires the fair value of the equity instruments issued to be charged to profit and loss. The cost is calculated using option price methods and applies to all options granted after 7 November 2002.

Explanation of IFRS cash flow statement adjustments

The move from UK GAAP does not significantly change any of the cash flows of the Group. The IFRS cash flow format is similar to UK GAAP but presents various cash flows in different categories and in a different order from the UK GAAP cash flow statement. All of the IFRS accounting adjustments net out within cash generated from operations except for reclassification of intangible assets and short term investments with original maturity of three months or less, which are classified as cash equivalents under IFRS. In addition, following the transition to IFRS, the Group’s two convertible bonds are now disclosed within other loans. The bonds mature in 2007, however bondholders do have the right to convert at any time in the intervening period.

Under IFRS, the analysis of net debt at 1 January 2005 (December 2004 year end) was as follows:

	2004

	UK GAAP £m	Change £m	IFRS £m

Cash at bank and in hand	383	—	383
Short term deposits	—	206	206
Bank overdrafts	(32)	—	(32)

	351	206	557

Short term investments:
Deposits within 3 months of maturity when acquired	206	(206)	—
Other short term investments	11	—	11

	217	(206)	11

Long term borrowings	(1,367)	332	(1,035)
Other loans	(14)	(332)	(346)
Obligations under finance leases	(41)	12	(29)

	(1,422)	12	(1,410)

Net debt	(854)	12	(842)

Corus Report & Accounts and Form 20-F 2005  147

Supplementary information for
North American investors

From 2 January 2005 as required by the European Union’s IAS regulation, the Group has prepared its Report & Accounts and Form 20-F in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), which differ in certain respects from US Generally Accepted Accounting Principles (US GAAP). These differences relate principally to the items presented below, and the effect of each of the adjustments to profit for the financial period and shareholders’ equity, that would be required under US GAAP, is set out in the following tables.

IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would be no different had the Group applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

As a result of the Group’s transition to IFRS on 4 January 2004 the reconciliations of net income and shareholders’ equity for 2004 published in previous periods have been restated from UK GAAP, as previously used, to reflect the profit and net equity reported within the Consolidated income statement and Consolidated balance sheet under IFRS.

Under the IFRS transition provisions within the Securities and Exchange Commission’s Form 20-F requirements, the Group is permitted to provide only two years of comparable financial information under IFRS and reconciliations to US GAAP for the periods presented.

The adjustments necessary to reconcile the profit for the financial period and shareholders’ equity in accordance with US GAAP are shown in the tables below.

	2005 £m	2004 £m

Profit for financial period:
Profit attributable to shareholders – IFRS	452	447
Adjustments:
Amortisation of goodwill (i), (vi)	—	(2)
Interest costs capitalised (ii)	27	23
Depreciation of capitalised interest (ii)	(16)	(19)
Software costs (iii)	3	12
Pensions and other employee benefits (iv)	(94)	(31)
Stock-based employee compensation awards (v)	(2)	(5)
Deferred taxation (vii)	6	17
Derivatives (ix)	(10)	(17)
Impairment losses (viii)	3	(72)
Financial instruments (xiv)	11	—
Profit on disposal of property, plant and equipment (x)	2	2
Debt issue costs (xi)	5	(11)
Restructuring costs (xii)	1	—
Finance leases (xiii)	1	—

Profit for financial period – US GAAP	389	344

Profit for financial period arising from:
Continuing operations	396	293
Discontinued operations	(7)	51

	389	344

Basic earnings per ADS in accordance with US GAAP:
Continuing operations	£0.89	£0.66
Discontinued operations	£(0.02)	£0.11

	£0.87	£0.77

Diluted earnings per ADS in accordance with US GAAP:
Continuing operations	£0.84	£0.61
Discontinued operations	£(0.02)	£0.11

	£0.82	£0.72

	No. m	No. m

Weighted average number of ADSs in issue	445	444
Effect of potential conversion of convertible bonds (Note 8)	33	33
Dilutive effects of share options and conditional share awards	4	5

Number of ADSs as basis of calculation of diluted earnings per ADS	482	482

During 2005 options over 224m Corus Group plc ordinary shares (2004: 96m) were anti-dilutive and have been excluded from the calculation of diluted earnings per ADS.

148  Corus Report & Accounts and Form 20-F 2005

Supplementary information for North American investors

	2005 £m	2004 £m

Shareholders’ equity:
Shareholders’ equity – IFRS	3,352	3,025
Adjustments:
Additional goodwill under US GAAP (i)	48	4
Interest costs capitalised (net of depreciation) (ii)	111	102
Property, plant and equipment (xiii)	3	—
Pensions and other employee benefits (iv)	613	611
Purchase consideration (vi)	(25)	(25)
Deferred taxation (vii)	(211)	(205)
Impairment losses (viii)	29	26
Assets for derivatives (ix)	—	26
Financial instruments (xiv)	1	—
Deferred profits on property, plant and equipment disposals (x)	(25)	(27)
Restructuring costs (xii)	1	—
Debt issue costs (xi)	5	—
Finance leases (xiii)	(11)	(12)

Shareholders’ equity in accordance with US GAAP	3,891	3,525

	2005£m	2004 £m

The reconciliation of the movement in shareholders’ equity is as follows:
Opening shareholders’ equity in accordance with US GAAP	3,525	3,174
Net income for the period	389	344
Foreign exchange movements	(10)	—
Conditional share awards	14	9
New shares issued (net of issue costs)	6	1
Dividends paid	(22)	—
Revaluation of available for sale investments	7	—
Movement on accumulated benefit obligation	(8)	(5)
Deferred tax on items taken directly to comprehensive income	(10)	2

Closing shareholders’ equity in accordance with US GAAP	3,891	3,525

Consolidated statement of cash flows

Under both IFRS and US GAAP, cash flows are classified under operating activities, investing activities and financing activities. Under IFRS, cash is defined as cash in hand and investments with original maturities of three months or less, less overdrafts repayable on demand. Under US GAAP, cash and cash equivalents are defined as only being cash and investments with original maturities of three months or less.

Use of estimates

The preparation of financial statements to conform with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant techniques for estimation are discussed in the ‘Presentation of accounts and accounting policies’ on pages 96 to 103.

Summary of differences between IFRS and US generally accepted accounting principles

(i)	Goodwill

Corus has exercised the exemption available under IFRS 1 ‘First time Adoption of International Financial Reporting Standards’ not to restate business combinations prior to the date of transition of the Company’s reporting GAAP from UK GAAP to IFRS. Under UK GAAP, on all acquisitions completed prior to 1 April 1998, Corus immediately wrote off any positive or negative goodwill to retained earnings. This goodwill is reflected in the income statement of the period of any subsequent divestment, as part of the calculation of the profit or loss on disposal. From 1 April 1998, goodwill on acquisitions was held as an intangible asset in the balance sheet and amortised over its estimated useful life. Under IFRS Corus applies IFRS 3 ‘Business Combinations’ in accounting for goodwill, which it adopted as at 4 January 2004. Whereas, for US GAAP purposes, Corus applies SFAS 142 ‘Goodwill and Other Intangible Fixed Assets’, which was adopted at 30 December 2001. Both of these standards have a similar approach. They do not allow the amortisation of goodwill and, instead, impairment reviews must be carried out at least annually to assess the recoverability of goodwill balances. However, the different adoption dates of these respective standards give rise to a reconciling item in calculating shareholder’s equity. As a result due to this any subsequent impairments would reflect the higher carrying value of goodwill in the US GAAP balance sheet, leading to a higher charge than under IFRS.

Corus Report & Accounts and Form 20-F 2005  149

Supplementary information for North American investors

During 2004 a number of impairments to the carrying values of goodwill were made, as follows:

•	£11m to write off the balance of goodwill on the Group’s acquisition of Kienle & Spiess, part of the Cogent Power reporting unit;
•	£11m to fully write off the goodwill that arose on the Group’s acquisition of Corus Rail France; and
•	£2m to impair the goodwill arising on the acquisition of Corus Nederland BV, that had previously been allocated to the aluminium smelter operations (see (viii)).

All of these charges were based on discounted cash flows for the businesses involved, after a review of trading conditions in which they were operating.

	Strip Products £m	Long Products £m	Distribution & Building Systems £m	Aluminium £m	Total £m

The movements in the net book value of goodwill, by division, are:
Net book value at 3 January 2004	41	11	18	12	82
Additions during year	6	—	—	—	6
Impairments in year	(11)	(11)	—	(2)	(24)

Net book value at 1 January 2005	36	—	18	10	64
Other movements (a)	44	—	—	—	44
Exchange movements	(2)	—	—	—	(2)

Net book value at 31 December 2005	78	—	18	10	106

Represented by:
Goodwill under IFRS (Note 9)					83
Additional goodwill under US GAAP					48
Purchase consideration (vi)					(25)

					106

(a)

Other movements during 2005 concern pensions and other employee benefit provisions relating to the previous acquisition of Corus Nederland BV in October 1999. These pensions and other employees benefits were identified as part of the transition to IFRS, and have therefore required adjustment within the US GAAP reconciliation for the current year.

(ii)	Capitalisation of interest costs

Under IFRS, Corus has opted not to capitalise interest in its financial statements. However, for US GAAP reporting, the estimated amount of interest incurred in connection with the financing of expenditure for major capital projects is included within property, plant and equipment. This interest is then depreciated over the lives of the related assets.

(iii)	Software costs

Under UK GAAP as previously applied by Corus, certain costs relating to the development and purchase of software for internal use are expensed when incurred. Whereas under US GAAP these costs are capitalised and subsequently amortised over the estimated useful life of the software in line with Statement of Financial Position 98-1 ‘Accounting for Costs of Computer Software Developed or Obtained for Internal Use’. During 2004 and 2005 several IT projects met the criteria for capitalisation under US GAAP.

(iv)	Pension costs and other employee benefits

Under both IFRS and US GAAP pension costs are charged to earnings so as to reflect the provisions of future pension liabilities accrued by employees during the period, by reference to the respective pension scheme liability and the market value of underlying plan assets.

Under US GAAP surpluses or deficits arising where the actual performance of the scheme differs from previous actuarial assumptions are generally recognised in future periods. The Group applies the 10% corridor test at the beginning of the year to determine whether amortisation of the gain or loss is necessary. Where the gain or loss exceeds 10% of the greater of the projected benefit obligation or the market related value of the scheme’s assets this is amortised through the income statement over the active participant’s average remaining service periods. In contrast, under IFRS the Group has opted to recognise such actuarial gains and losses immediately within the consolidated statement of recognised income and expense.

In both 2005 and 2004, Corus has recognised a minimum pension liability within US GAAP shareholders’ equity. US GAAP requires the employer to recognise an additional minimum pension liability to the extent that the accumulated benefit obligation exceeds the fair value of the plan assets and this shortfall is not covered by the pension liability already recorded in the balance sheet. This results in a charge to other comprehensive income equal to the minimum pension liability but adjusted to take account of an intangible asset which represents the unrecognised transition obligation.

For the purposes of the US GAAP reconciliation the Group has previously only provided adjustments to restate its main pension scheme arrangements to a SFAS 87 basis. This was consistent with the Group’s UK GAAP approach, where immaterial schemes were reported on an unadjusted local GAAP basis. However as part of the transition to IFRS all schemes are now accounted for on a consistent basis within IFRS shareholders’ equity. So it is now felt appropriate to account for all schemes on a consistent, SFAS 87, basis for the purposes of US GAAP. Hence during 2005 the Group has increased the coverage of those scheme and benefit arrangements subject to accounting under SFAS 87. As a result of this adjustment plan assets and plan liabilities have increased.

150  Corus Report & Accounts and Form 20-F 2005

Supplementary information for North American investors

These amounts are considered immaterial to prior periods and the net liability was included in the determination of net income and other comprehensive income as appropriate under US GAAP in 2005.

(v)	Stock-based employee compensation awards

Under UK GAAP the Group applies the fair value method of accounting for its stock-based compensation plans. But, as permitted under the transition rules for IFRS this approach has only been adopted for awards granted after 7 November 2002. For US GAAP purposes Corus has elected to adopt the provisions of SFAS 123 in accounting for its stock-based employee compensation awards. SFAS 123 requires a fair value based method of accounting for stock-based employee awards for transactions entered into after 15 December 1994.

(vi)	Purchase consideration

Under UK GAAP the fair value of the shares offered as consideration for the acquisition of Corus Nederland BV was determined by reference to the market price of the Group shares on the date the offer became unconditional, 6 October 1999. As the Group exercised the IFRS 1 exemption not to restate business combinations, the UK GAAP purchase consideration has been adopted for IFRS. Under US GAAP the fair value of these shares was based on the market price of the shares when the principal terms of the acquisition were announced on 7 June 1999. This difference resulted in a lower purchase consideration under US GAAP which means the recognised capital issued and goodwill on the Corus Nederland BV acquisition is lower.

(vii)	Deferred taxation

Under IFRS a deferred tax asset is recognised in respect of deductible temporary differences to the extent that there are offsetting taxable temporary differences or it is probable that sufficient taxable profit will be available against which the temporary differences can be utilised. Under US GAAP a deferred tax asset is recognised in full but is then reduced by a valuation allowance if it is more likely than not that some, or all, of the deferred tax asset will not be realised.

Under both IFRS and US GAAP the company assesses the likelihood that it will be able to recover deferred tax assets by utilisation against future taxable profits by considering all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies when prudent and feasible. Corus has significant historical tax loss carry-forwards in the UK. When evaluating the recoverability of this asset under US GAAP, the approach used to determine the weight of available evidence associated with recent historical losses differs from the IFRS approach. In particular more losses have been incurred than were envisaged when the asset was originally recognised. As a result the Group has not taken future projected profits into consideration under US GAAP, resulting in a reduction of £35m in the Group’s deferred tax asset during 2005, taking the net carrying value to nil.

In addition the reconciliation of IFRS to US GAAP includes the tax effect of the other US GAAP adjustments.

(viii)	Impairment losses

Under IFRS if there is an indication of impairment then relevant assets should be tested for impairment and if necessary written down to their value in use. The value in use is calculated based on discounted future pre-tax cash flows related to the asset or the income-generating unit to which the asset belongs. US GAAP assesses whether impairment is necessary based on undiscounted cash flows. An impairment loss exists if the sum of these cash flows is less than the carrying value of the assets. The impairment loss is measured as the difference between fair value based on discounted cash flows and carrying value of the assets.

Certain of the historical impairments recognised by Corus under UK GAAP and IFRS did not meet the undiscounted cash flow test required by US GAAP, and as a consequence have not been recognised in the determination of profit for the period or shareholders’ equity under US GAAP. These historical differences, combined with the resulting differences in amortisation have resulted in a difference between the carrying value of certain assets under US GAAP.

During 2004, the Group recognised an impairment in use of £38m for the property, plant and equipment associated with its aluminium smelting operations in Europe, following losses associated at least in part with high energy costs. Furthermore, charges of £14m were made against those assets affected by the transfer of UK rail production to Scunthorpe from its current manufacturing facility at Workington. The main impairments during 2005 are discussed on pages 35 and 36 of the Review of the period.

IFRS allows the reversal of an impairment loss where the recoverable amount increases due to a change in economic conditions or in the expected use of an asset. Such reversals are prohibited under US GAAP. In the current period £4m (2004: £68m) of previously recognised impairment charges have been credited to IFRS earnings. This credit has been reversed in the US GAAP reconciliation. During the prior period the IFRS credit included a reversal of the existing impairment provisions of £65m against the property, plant and equipment at Teesside.

The adjustment in arriving at the US GAAP shareholders’ equity may be analysed as follows:

	2005 £m	2004 £m

IFRS impairment provisions not meeting the undiscounted criteria	137	137
Additional depreciation under US GAAP on these assets	(28)	(25)
Reversal and amortisation of prior period impairment losses, not allowed under US GAAP	(80)	(86)

	29	26

Corus Report & Accounts and Form 20-F 2005 151

Supplementary information for North American investors

(ix)	Derivative instruments and hedging activities
The Group enters into derivative arrangements to limit its exposure to interest rate, foreign exchange and commodity price risks.

On 2 January 2005 the Group adopted IAS 32 and IAS 39 under IFRS on a prospective basis, requiring designation of hedging instruments and recognition of all derivative instruments at fair value on the balance sheet. The Group’s economic hedging policies remain unchanged but the instruments are accounted for as described in ‘Presentation of accounts and accounting policies’ on page 100 (XV(h)).

Under US GAAP, the Group adopted SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’, as amended by SFAS 137 and SFAS 138 and as interpreted by the Derivatives Implementation Group, with effect from 1 January 2001. SFAS 133 also requires all derivatives to be recognised as assets or liabilities in the balance sheet and those instruments to be measured at fair value. Changes in fair value over the period are recorded in current earnings unless hedge accounting is obtained. SFAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting. Certain derivatives that are designated by the Group as hedging instruments under IAS 39 are not designated as such under SFAS 133. Accordingly hedge accounting is not applied in respect of these arrangements. Hedges of net investment and the treatment of realised and unrealised gains and losses are the same under US GAAP as under IFRS in both years, being taken to other comprehensive income.

(x)	Profit on disposal of property, plant and equipment

Under IFRS any profit or loss arising on the sale and operating leaseback of property, plant and equipment may generally be recognised in profit and loss immediately in the period in which the sale takes place. However for US GAAP purposes, under SFAS 28 ‘Accounting for Sales with Leasebacks’ any such gain or loss must be deferred and amortised over the contract lease period.

(xi)	Debt issue costs

As discussed in Note 20 the Group has, during 2003 and 2005, undertaken a series of renegotiations of its main banking facility. Certain costs have arisen in relation to some of these negotiations and under IFRS they could not be deferred and were expensed immediately upon contractual completion. Whereas under US GAAP they are deferred and subsequently amortised through the income statement over the term of the facility.

(xii)	Restructuring costs

Under IFRS restructuring costs are accounted for in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, and recognised where implementation of a formal plan has begun and has been communicated to those affected. Costs for items such as leased property, plant and equipment, which will no longer provide economic benefit to the Group, are provided for as part of the restructuring plan.

Under US GAAP one-time termination benefits are recognised where a detailed formal plan has been communicated to employees. Where employees are required to continue working until they are terminated to be eligible for the termination benefit and that period exceeds the minimum retention period, the cost is only recognised over the retention period. Termination benefits under a pre-existing benefit plan that vest during employment are recognised when such benefits become probable of being paid. Under US GAAP, other costs associated with a restructuring plan are recognised when the liability is incurred rather than at the date of the Group’s commitment to an exit plan.

(xiii)	Finance leases

In accordance with IAS 17 ‘Leases’, under IFRS, the Group separates the land and buildings elements of sale and leaseback transactions when considering classification of a contract as an operating or a finance lease. To the extent that such a transaction is established at fair value then any profit or loss is recognised immediately on the disposal of the land element. Under US GAAP no such distinction is made between land and buildings and therefore the leaseback contract would be recognised as a finance lease in its entirety and the net book value of the land would continue to be reported within property, plant and equipment.

(xiv)	Financial instruments

Under IFRS, the Group’s convertible bonds have been accounted for as separate liability and conversion option components. At the date of issue, the fair value of the liability component is estimated using, inter alia, the prevailing market interest rate for similar non-convertible debt. As these convertible bonds are issued in a currency other than sterling, these instruments are recognised as a financial liability with an embedded option. The option is subsequently re-measured to its fair value at each period end, with any movements being recognised within financial charges in the income statement. The interest expense on the liability component is calculated by applying the prevailing market interest rate at inception for similar non-convertible debt to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible loan note. Under US GAAP, the whole liability is included within creditors, and the interest charge is based upon the coupon rate.

152  Corus Report & Accounts and Form 20-F 2005

Supplementary information for North American investors

Additional disclosures for pensions and post-retirement benefits under US GAAP

For the purpose of determining annual or periodic pension costs in accordance with US GAAP the Group adopts US Statements of Financial Accounting Standards SFAS 87 ‘Employers’ Accounting for Pensions’ and SFAS 88 ‘Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits’. For disclosure purposes, the Group adopts SFAS 132 (Revised 2003) ‘Employers’ Disclosures about Pensions and other Post Retirement Benefits’. This statement standardises the disclosure requirements and has no impact upon pensions measurements and recognition.

US GAAP – BS
The components of the BS Scheme’s pension cost under SFAS 87 and SFAS 88 are as follows:

	2005 £m	2004 £m

Service cost	120	116
Interest cost	411	403
Expected return on scheme assets	(454)	(462)
Amortisation of prior service cost	14	14
Special termination benefits	3	—

Net benefit cost under SFAS 87 and SFAS 88	94	71

The pension costs for the BS Scheme were determined using the following assumptions:

		2005	2004

Discount rate	%	5.40	5.50
Rate of future pensionable salary increases	%	4.30	4.25
Rate of future pension increases	%	2.60	2.50
Expected long term rate of return on scheme assets	%	6.00	6.00

The defined benefit obligations at the end of the period for the BS Scheme were determined using the following assumptions:

		2005	2004

Discount rate	%	4.80	5.40
Rate of future pensionable salary increases	%	3.70	4.30
Rate of future pension increases	%	2.70	2.60
Expected long term rate of return on scheme assets	%	6.00	6.00

The disclosure requirements for the BS Scheme under SFAS 132 (Revised 2003), as calculated under SFAS 87 and SFAS 88 and measured at the period end date, are as follows:

	2005 £m	2004 £m

Change in benefit obligation:
Benefit obligation at beginning of period	7,826	7,532
Service cost	120	116
Interest cost	411	403
Employee contributions	37	35
Actuarial movement	931	296
Special termination benefits	3	—
Benefits paid	(434)	(426)
Bulk transfer payment	—	(130)

Benefit obligation at end of period	8,894	7,826

Change in scheme assets:
Fair value of scheme assets at beginning of period	8,043	7,825
Actual return on scheme assets	1,311	727
Employer contributions	13	12
Employee contributions	37	35
Benefits paid	(434)	(426)
Bulk transfer payment	—	(130)

Fair value of scheme assets at end of period	8,970	8,043

Reconciliation of funded status:
Fair value of scheme assets at end of period	8,970	8,043
Projected benefit obligation	(8,894)	(7,826)

Funded status	76	217
Unrecognised prior service cost	83	97
Other unrecognised net loss	138	64

Net amount recognised	297	378

Corus Report & Accounts and Form 20-F 2005  153

Supplementary information for North American investors

On adoption of SFAS 87 there was a transition asset of £64m representing the excess of the market value of the BS Scheme’s investments over its liabilities in respect of past service (with full allowance for future salary increases), the projected benefit obligation. This amount has now been fully recognised.

Changes in the pension arrangements made in 1999 and 2002 are reflected in prior service costs. Prior service costs are amortised on a straight-line basis over the average remaining service period of employees active at the date of amendment. At 1 January 2005, there was an unrecognised actuarial loss of £138m (2004: £64m) arising out of actual experience differing from assumptions made primarily in respect of investment performance. Cumulative actuarial gains or losses, excluding asset gains and losses not yet reflected in market-related value which exceed 10% of the greater of the projected benefit obligation and the market-related value of the scheme’s assets, will be amortised on a straight-line basis over the average remaining service period of active employees.

The BS Scheme’s assets are invested in equities, fixed interest and index-linked securities and property. The BS Scheme has specifically invested in a bond portfolio that seeks to match the cash flow of pension liabilities. The balance of its assets are invested with the aim of achieving a higher return than that available from fixed interest investments.

The end of period Accumulated Benefit Obligation (ABO) was £7,742m (2004: £6,567m). The ABO represents the actuarial present value of the benefits which the employee has accrued at the measurement date, assuming the employee separates immediately, in accordance with EITF 88-1.

US GAAP – Other Schemes
The combined components of the Group’s other schemes’ pension cost under SFAS 87 and SFAS 88 are as follows:

	2005 £m	2004 £m

Service cost	89	34
Interest cost	211	193
Expected return on scheme assets	(226)	(207)
Recognised actuarial loss	2	—
Amortisation of prior service cost	2	5
Amortisation of transition liability	2	2

Net benefit cost under SFAS 87 and SFAS 88	80	27

The pension costs for the other schemes were determined using the following assumptions:

		2005	2004

Discount rate	%	4.75 to 6.30	5.50
Rate of future pensionable salary increases	%	2.50 to 4.30	2.50 to 3.50
Rate of future pension increases	%	1.80 to 3.00	1.80 to 2.50
Expected long term rate of return on scheme assets	%	5.50 to 9.70	6.00 to 6.43

Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 2.75% discount rate (2004: 3.5%).

For the CES and SPH Schemes the overall expected long term rate of return on assets is a weighted average of the returns expected from the individual asset categories. The latter are based upon economic and market expectations.

The combined defined benefit obligations at the end of the period for the other schemes were determined using the following assumptions:

		2005	2004

Discount rate	%	4.00 to 6.00	4.75 to 5.40
Rate of future pensionable salary increases	%	2.50 to 4.30	2.50 to 3.60
Rate of future pension increases	%	2.00 to 4.00	1.80 to 2.60
Expected long term rate of return on scheme assets	%	5.00 to 9.50	5.50 to 6.16

Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 2% discount rate (2004: 2.75%).

The expected funding strain on the CES Scheme, arising as a direct consequence of the UK restructuring programme announced in April 2003, is £17m as measured on the SFAS 87 and SFAS 88 assumptions. This amount was provided in the 2003 consolidated income statement as a restructuring and impairment cost and has not been shown as a termination benefit under SFAS 87 and SFAS 88. The full cost of the funding strain is being met by Corus.

154  Corus Report & Accounts and Form 20-F 2005

Supplementary information for North American investors

The disclosure requirements for the other schemes under SFAS 132 (Revised 2003), as calculated under SFAS 87 and SFAS 88 and measured at the period end date, are as follows:

	2005 £m	2004 £m

Change in benefit obligation:
Benefit obligation at beginning of period	4,056	3,659
Extension of coverage (a)	332	—
Service cost	89	34
Interest cost	211	193
Employee contributions	22	23
Actuarial movement	473	296
Other changes	24	—
Disposal of group undertakings	(33)	—
Exchange rate movements	(90)	31
Benefits paid	(212)	(180)

Benefit obligation at end of period	4,872	4,056

Change in scheme assets:
Fair value of scheme assets at beginning of period	3,905	3,496
Extension of coverage (a)	221	—
Actual return on scheme assets	624	485
Employer contributions	61	50
Employee contributions	22	23
Exchange rate movements	(84)	31
Benefits paid	(212)	(180)

Fair value of scheme assets at end of period	4,537	3,905

Reconciliation of funded status:
Fair value of scheme assets at end of period	4,537	3,905
Projected benefit obligation	(4,872)	(4,056)

Funded status	(335)	(151)
Unrecognised net loss at date of initial application of SFAS 87	4	7
Unrecognised prior service cost	88	53
Other unrecognised net loss	251	169

Net amount recognised	8	78

Of which:
Prepaid pension cost	306	277
Accrued benefit liability (excluding additional minimum liability)	(298)	(199)

Net amount recognised	8	78

Amounts recognised in the statement of financial position consist of:
Accrued benefit liability (including additional minimum liability)	(364)	(259)
Intangible asset	5	7
Accumulated other comprehensive income	61	53

Accrued benefit liability (excluding additional minimum liability)	(298)	(199)

(a)

During the period the Group increased the coverage of those pension schemes and benefit arrangements subject to accounting under SFAS 87, as described in (iv) above, to ensure all Group arrangements were reflected in the US GAAP reconciliation.

For these other Schemes the end of period ABO totalled £4,499m (2004: £3,747m). The CES Scheme represented £757m of this balance, exceeding the fair value of plan assets of this scheme, which were £634m (2004: £538m).

In each of the years presented above Corus has recognised a minimum pension liability. US GAAP requires the employer to recognise an additional minimum pension liability to the extent that the ABO exceeds the fair value of the plan assets and this shortfall is not covered by the pension liability already recognised in the balance sheet. This results in a charge to other accumulated comprehensive income equal to the additional minimum pension liability but adjusted to take account of the intangible asset, which represents the unrecognised transition obligation.

Investment strategies for these schemes are generally set by their respective trustees, after taking advice from their investment advisers. The strategies are reviewed periodically and reflect the funding position of the schemes, and an assessment of the risks inherent over the long term in various asset classes. In order to reduce risk, the assets of the schemes are diversified by asset class and by geography.

Corus Report & Accounts and Form 20-F 2005 155

Supplementary information for North American investors

New US accounting standards
Recently issued accounting pronouncements implemented during the year
In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. (FIN) 47, ‘Accounting for Conditional Asset Retirement Obligations’ an interpretation of FASB Statement No. 143. FIN 47 clarifies that SFAS 143, ‘Accounting for Asset Retirement Obligations’, requires that an entity recognise a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after 15 December 2005. The adoption of FIN 47 has not had a material impact on the Group’s results of operations or financial position.

Recently issued accounting pronouncements not yet implemented
In November 2004, the FASB issued SFAS 151 ‘Inventory Costs’ to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognised as current period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to inventory values be based on the normal capacity of the production facilities. SFAS 151 is effective for costs incurred in respect of inventories for reporting periods beginning after 15 June 2005. The adoption of SFAS 151 is not expected to have a material effect on the results or net assets of the Group.

In December 2004, the FASB issued SFAS 153 ‘Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29’ which, for periods beginning after 15 June 2005, no longer allows the exemption included in APB Opinion No. 29 (APB 29) which permitted certain non-monetary exchanges of similar productive assets to be accounted for at book value with no gain or loss being recognised. Under SFAS 153 such non-monetary transactions have to be accounted for at fair value, recognising any gain or loss, if the transaction meets a commercial substance criterion and the fair value is determinable. SFAS 153 did not affect the guidance in APB 29 for non-monetary exchanges of inventory. The adoption of SFAS 153 is not expected to have a material effect on the results or net assets of the Group.

In December 2004, the FASB issued SFAS 123(R) ‘Share-Based Payment’ which is a revision of SFAS 123 ‘Accounting for Stock-Based Compensation’ and supersedes APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’. Generally the valuation methods contained in SFAS 123(R) are similar to those in SFAS 123, but SFAS 123(R) requires all share-based payments to employees, including grants of employee share options, to be charged to the statement of income. Pro-forma disclosure is no longer an alternative. With limited exceptions, the amount charged to the statement of income for share options will be measured based on the grant date fair value of the option amortised over the period to the date of vesting of the award. SFAS 123(R) is effective for annual reporting periods beginning after 15 June 2005. The adoption of SFAS 123(R) is not expected to have a material effect on the results or net assets of the Group.

In May 2005, the FASB issued SFAS 154 ‘Accounting Changes and Error Corrections’, which is effective for periods beginning after 15 December 2005. This statement replaces APB Opinion No. 20 ‘Accounting Changes’ (APB 20) and SFAS 3 ‘Reporting Accounting Changes in Interim Financial Statements’. APB 20 previously required that most voluntary changes in accounting principle be recognised by including, in net income of the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. The adoption of SFAS 154 is not expected to have a material effect on the results or net assets of the Group.

In February 2006, the FASB issued SFAS 155 ‘Accounting for Certain Hybrid Financial Instruments’, an amendment of SFAS 133 and 140. SFAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (DIG) in Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitized financial assets be analysed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 is effective for fiscal years beginning after 15 September 2006. The Group does not currently expect SFAS 155 to have a material impact on its financial position, results of operations or cash flows.

In June 2005 EITF 05-05 ‘Accounting for Early Retirement or Post-employment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement arrangements)’ (EITF 05-05) was issued. EITF 05-05 provides specific guidance on how to account for such features and is effective for fiscal years beginning after 15 December 2005. The Group is currently assessing the impact of this consensus.

156 Corus Report & Accounts and Form 20-F 2005

Financial summary

With effect from 2 January 2005, Corus is preparing its consolidated financial statements, for the first time, in accordance with IFRS. Also, it has taken advantage of the exemption allowed by the United States Securities and Exchange Commission to present one year of comparative data. Accordingly, financial data for the 2001, 2002 and 2003 fiscal years has been omitted from the following presentation. The consolidated income statement and consolidated balance sheet five year history will be built up as further IFRS reporting continues.

Consolidated income statement

	2004 £m	2005 £m

Group turnover
United Kingdom	2,614	2,706
Other European	4,983	5,418
North America	923	870
Other areas	812	1,146

	9,332	10,140
Total operating cost	(8,670)	(9,460)

Group operating profit	662	680
Finance costs	(129)	(132)
Finance income	13	31
Share of post-tax profits of joint ventures and associates	21	1

Profit before taxation	567	580
Taxation	(126)	(129)

Profit after taxation	441	451

Attributable to:
Equity holders of the parent	447	452
Minority interests	(6)	(1)

	441	451

Basic earnings per ordinary share in pence	10.07	10.17
Dividend per ordinary share in pence	—	0.5

Basic earnings per ADS in £	1.01	1.01
Dividend per ADS in pence	—	0.5

Amounts in accordance with US GAAP
Profit for financial period	344	389
Profit per ADS in £	0.77	0.87

Consolidated balance sheet

	2004 £m	2005 £m

Non-current assets	3,577	3,496
Current assets	3,714	4,446

TOTAL ASSETS	7,291	7,942

Current liabilities	(2,397)	(2,467)
Non-current liabilities	(1,836)	(2,097)

TOTAL LIABILITIES	(4,233)	(4,564)

NET ASSETS/TOTAL EQUITY	3,058	3,378

Total equity in accordance with US GAAP:
Capital stock	1,864	1,870
Other reserves	1,661	2,021

	3,525	3,891

Corus Report & Accounts and Form 20-F 2005 157

Financial summary

Other information

		2001	2002	2003	2004	2005

Capital expenditure	£m	n/a	n/a	n/a	375	423
Average number of employees	000s	56	52	50	49	48
Turnover per employee	£000s	138	139	158	192	210
Employment costs: turnover	%	n/a	n/a	n/a	19.2	18.2
Liquid steel production	mt	17.7	17.1	19.4	19.5	18.7
Research and development expenditure (gross)	£m	n/a	n/a	n/a	71	75
UK sales of the carbon steel divisions	£m	2,178	1,984	2,085	2,544	2,653

UK consumption of main finished steel products:	mt
Within Corus’ range		10.9	10.7	10.1	10.9	9.1
Outside Corus’ range		2.3	2.0	2.7	2.8	2.6

		13.2	12.7	12.8	13.7	11.7

UK consumption of main finished steel products within Corus’ range was met by:	mt
Corus’ deliveries		5.5	5.4	5.3	5.5	4.7
Other UK steel companies’ deliveries		0.6	0.6	0.4	0.7	0.7
Imports		4.8	4.7	4.4	4.7	3.7

		10.9	10.7	10.1	10.9	9.1

Corus’ UK market share	%	50	50	52	51	52

Sales of the carbon steel divisions outside the UK	£m
EU (excluding UK)		2,848	2,733	3,154	3,963	4,343
Europe (excluding EU)		261	291	322	309	379
North America		706	716	607	744	660
South America		52	34	72	62	113
Africa		100	78	83	103	117
Asia		370	376	611	523	777
Australasia		19	19	27	32	33

		4,356	4,247	4,876	5,736	6,422

Sales of the aluminium division	£m
UK		104	87	63	70	53
EU		644	604	636	682	675
Other European		93	30	41	29	21
North America		171	165	174	179	210
Asia		51	53	58	71	85
Other areas		22	18	20	21	21

		1,085	957	992	1,052	1,065

Sales of the stainless steel division	£m
UK		9	—	—	—	—
EU (excluding UK)		47	—	—	—	—
Europe (excluding EU)		6	—	—	—	—
North America		12	—	—	—	—
South America		—	—	—	—	—
Africa		—	—	—	—	—
Asia		5	—	—	—	—
Australasia		1	—	—	—	—

		80	—	—	—	—

158 Corus Report & Accounts and Form 20-F 2005

Financial summary

US GAAP selected financial data

Consolidated income statement data

	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m

Turnover	7,699	7,188	7,953	9,332	10,140

Operating (loss)/profit including joint ventures and associates	(531)	(398)	(195)	551	579

Continuing operations – net income	(543)	(351)	(216)	285	396
Discontinued operations – (loss)/profit from operations	(27)	(25)	(129)	59	(7)

(Loss)/income before cumulative effect of change in accounting policy	(570)	(376)	(345)	344	389
Cumulative effect of change in accounting policy	—	(22)	—	—	—

Net (loss)/income available for appropriation	(570)	(398)	(345)	344	389

Basic (loss)/profit per ADS in £	(1.77)	(1.24)	(1.05)	0.77	0.87

During December 2003, Corus undertook a placing and open offer for 1,304m ordinary shares. This offer was deemed to include a bonus element since it was offered at a discount against the market value at that time. Therefore, in accordance with SFAS 128, the inherent bonus factor of 1.029 was used to calculate earnings per ADS and to restate the prior periods presented.

Consolidated balance sheet data

	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m

Total assets	7,781	7,128	7,065	7,841	8,513
Long term borrowings	(1,503)	(1,119)	(948)	(1,075)	(1,326)
Creditors, provisions and minority interests	(2,854)	(2,909)	(2,943)	(3,241)	(3,296)

Net assets	3,424	3,100	3,174	3,525	3,891

Capital stock	1,569	1,572	1,863	1,864	1,870
Other reserves	1,855	1,528	1,311	1,661	2,021

Shareholders’ funds	3,424	3,100	3,174	3,525	3,891

Corus Report & Accounts and Form 20-F 2005 159

Some important data in euros

Corus does not prepare its accounts in euros but has produced the following financial summary for the information of its shareholders. Certain sterling amounts have been translated into euros at the rates indicated below. Such translations should not be construed as representations that the sterling amounts represent, have been or could be converted into, euros at that or any other rate.

Consolidated income statement

	2004 €m	2005 €m

Group turnover
United Kingdom	3,838	3,949
Other European	7,315	7,906
North America	1,355	1,269
Other areas	1,192	1,672

	13,700	14,796
Total operating cost	(12,728)	(13,804)

Group operating profit	972	992
Finance costs	(189)	(193)
Finance income	19	45
Share of post-tax profits of joint ventures and associates	30	2

Profit before taxation	832	846
Taxation	(185)	(188)

Profit after taxation	647	658

Attributable to:
Equity holders of the parent	656	659
Minority interests	(9)	(1)

	647	658

Basic earnings per ordinary share in euros	0.15	0.15
Dividend per ordinary share in euros	—	0.02

Basic earnings per ADS in euros	1.48	1.31
Dividend per ADS in euro cents	—	0.7

Amounts in accordance with US GAAP
Profit for financial period	505	568
Profit per ADS in euros	1.13	1.27

The income statement has been translated at the average rate for the period of €1.4592 (2004: €1.4681) to £1.00.

Consolidated balance sheet

	2004 €m	2005 €m

Non-current assets	5,052	5,088
Current assets	5,246	6,471

Total assets	10,298	11,559

Current liabilities	(3,386)	(3,591)
Non-current liabilities	(2,593)	(3,052)

Total liabilities	(5,979)	(6,643)

TOTAL EQUITY	4,319	4,916

Total equity in accordance with US GAAP	4,979	5,663

The balance sheet has been translated at the period end rate of €1.4554 (2004: €1.4125) to £1.00.

160 Corus Report & Accounts and Form 20-F 2005

Ancillary information

History and development of Corus
Since 1945, the UK steel industry has undergone fundamental changes of structure and ownership. It was nationalised in 1949, substantially denationalised from 1953 onwards and then largely renationalised in 1967, when BSC was formed from 14 of the major UK steel producing companies. On 5 December 1988, HM Government disposed of substantially all of the equity of British Steel in an offering made in the UK, the United States, Canada, Europe and Japan. British Steel’s ordinary shares were traded on the London Stock Exchange and, in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), on the New York Stock Exchange up to and including 5 October 1999.

On 6 October 1999, British Steel merged with Koninklijke Hoogovens to form a new group whose parent company is Corus Group plc. On that date British Steel became a wholly-owned subsidiary of Corus Group plc. On 8 October 1999, British Steel was re-registered as a private company.

The merger was implemented by the acquisition of British Steel by Corus Group plc, the new UK holding company, pursuant to a Scheme of Arrangement of British Steel under section 425 of the Companies Act 1985 and a public offer by Corus for the Hoogovens ordinary shares.

Under the terms of the merger, on 6 October 1999, British Steel shareholders received one ordinary share in Corus in exchange for each British Steel ordinary share held and either 35p in cash or 35p in nominal amount of Corus Floating Rate Unsecured Loan Notes 2006 (Loan Notes) per existing British Steel share (approximately £694m in total). Holders of British Steel ADSs received Corus ADSs representing ten ordinary shares in Corus and US$5.8205 cash for each ADS held. Hoogovens ordinary shareholders received 29.18 Corus ordinary shares in exchange for each Hoogovens ordinary share. Upon completion of the merger, the former British Steel shareholders held approximately 65% and the former Hoogovens ordinary shareholders held approximately 35% of the issued ordinary share capital of Corus. Hoogovens convertible bonds, which were convertible into Hoogovens ordinary shares, became exchangeable for Corus ordinary shares upon completion of the merger.

Corus was incorporated in the name of BSKH plc in England and Wales on 16 July 1999 and was established for the purpose of the merger. The name was subsequently changed to Corus Group plc on 28 September 1999, prior to the merger. The corporate headquarters are in London. The address and telephone number of Corus and its agent in the USA are shown on page 172.

From 6 October 1999, Corus ordinary shares were traded on the London Stock Exchange. They were also traded, in the form of ADSs, evidenced by ADRs, on the New York Stock Exchange.

On 12 November 2003 the Company announced a placing and open offer of 5 new ordinary shares for 12 old ordinary shares to raise approximately £307m before expenses (£291m after expenses). 1,304m new ordinary shares were offered at a price of 23.5p per share. This share issue was approved at an Extraordinary General Meeting on 5 December 2003, and proceeds were received on 11 December 2003.

Prior to the issue of the new ordinary shares, the nominal value of 50p of each old ordinary share exceeded the proposed issue price of 23.5p per new ordinary share. As a matter of company law, it was not possible for the Company to issue shares at less than their nominal value and, therefore, in order to effect the placing and open offer the existing issued ordinary shares were subdivided and converted from one old ordinary share of 50p into one new ordinary share of 10p and one deferred share of 40p, and each existing but unissued ordinary share was converted into five new ordinary shares of 10p. This resulted in 9,478,827,378 new ordinary shares and 3,130,418,153 deferred shares being created under a share capital reorganisation.

Prior to October 2003, Corus Group consisted of 20 main business units, focused on specific markets, products and processes. From October 2003, these business units were structured into four main divisions and a speciality portfolio: Strip Products, Long Products, Aluminium, Distribution & Building Systems, and Speciality Portfolio. Subsequently the Speciality Portfolio was disbanded and the constituent business units were reallocated to the four main divisions. The Group has reported on this basis from 2004.

Aluminium businesses
In March 2002 Corus announced that, following a reappraisal of its position in the global aluminium industry, it was to offer its Aluminium businesses for sale. On 16 August 2002 Corus announced that it had agreed to sell a 20% interest it had in the Aluminerie Alouette smelter in Canada to Alcan for US$165m (approximately £107m) in cash, with a consideration for working capital on completion. This sale took place in September 2002.

On 23 October 2002 Corus announced that it had agreed in principle to the sale of its Aluminium rolled products and extrusions businesses to Pechiney S.A. for €861m (approximately £543m). It was intended that a definitive sale and purchase agreement would be entered into following completion of internal consultation, advice and approval processes. However, the Supervisory Board of Corus Nederland BV decided on 10 March 2003 to reject the recommendation to proceed with the sale. On 11 March 2003 Corus Group plc announced it would commence proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal to seek redress in respect of this decision. However, this request was unsuccessful and, as no appeal procedure was available to resolve the issue in time for the sale to proceed, Corus accepted the Court’s decision as final. Pechiney was informed that Corus would not now proceed with the sale and, as a result, a break fee of €20m was paid to Pechiney in 2003.

On 5 February 2004 Corus announced it was entering the early stages of a process to actively consider the options for its Aluminium businesses, which may lead to discussions with third parties. Corus has further announced on 16 March 2006 that it has signed a letter of intent for Aleris International Inc. to acquire Corus’ Aluminium rolled products and extrusions businesses for a gross consideration of €826m (approximately £570m).

Corus Report & Accounts and Form 20-F 2005 161

Ancillary information

Stainless steel products
In September 2000, a proposed merger between Outokumpu Steel Oyj and Avesta Sheffield was announced. This merger was completed on 22 January 2001, creating AvestaPolarit Oyj Abp, one of the world’s largest stainless steel producers. Until 1 July 2002, Corus had a 23% holding in AvestaPolarit Oyj Abp. Corus had a holding in Avesta Sheffield prior to the merger of 51%.

On 1 July 2002, Corus announced the sale of its stake in AvestaPolarit Oyj Abp to Outokumpu Oyj for €6.55 per share in cash, plus €25m in cash as consideration for the termination of the shareholders’ agreement between Corus and Outokumpu Oyj entered into in connection with the formation of AvestaPolarit Oyj Abp in January 2001. The total proceeds amounted to approximately €555m (approximately £356m).

Prior to Corus’ sale of its holding in AvestaPolarit Oyj Abp, AvestaPolarit Oyj Abp had an annual stainless steel melting capacity of about 2mt. It produced a range of grades of stainless steel, typically each with different properties, by varying the levels of chromium, nickel and molybdenum. Molten steel was typically cast into either slabs or billets. These slabs were then generally rolled into coil or into heavy plate. The coil processing systems in Tornio, Avesta, Nyby, Kloster and Sheffield were the core business of AvestaPolarit Oyj Abp. Hot rolled coil was subject to further processing for use in both household and industrial applications, including the food, petrochemical and construction industries. Cold rolled coil was also used as the feedstock for the manufacture of welded pipe and tube, fittings and precision strip. Tubes and fittings were used primarily for the transport of corrosive gases in the process industry and precision strip was used for cutting edge applications, heat exchangers and a wide range of other end uses. Billets were typically rolled into bar or rod which could be drawn into smaller diameter bar or wire. The heavy plate was commonly used in the pulp and paper industry, oil and gas, power plants and chemical tankers.

AvestaPolarit Oyj Abp had sales and distribution channels in 52 countries, including company owned sales units and a number of independent outlets.

Exchange rates
On 23 March 2006 the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’) was US$1.737 to £1.00.

The following table sets forth, for periods and dates indicated, certain information concerning the Noon Buying Rate, expressed in US dollars per £1.00:

Financial period ended	Average (a)	High	Low	Period End

29 December 2001	1.440	1.505	1.373	1.448
28 December 2002	1.502	1.604	1.409	1.602
3 January 2004	1.635	1.790	1.550	1.790
1 January 2005	1.833	1.948	1.754	1.916
31 December 2005	1.820	1.929	1.714	1.719

Month ended		High	Low

30 September 2005		1.842	1.762
31 October 2005		1.786	1.748
30 November 2005		1.776	1.714
31 December 2005		1.774	1.719
31 January 2006		1.789	1.719
28 February 2006		1.781	1.734

(a)	The average of the Noon Buying Rates on the last day of each month during the applicable period.

EC regulatory regime
Since the expiry of the Treaty of Paris on 23 July 2002, all steel products have been subject to the Treaty of Rome, which is of indefinite duration. The European Commission is responsible for implementing the objectives of EC Treaties.

State aid
With the expiry of the Treaty of Paris on 23 July 2002, the EU has become subject to a single state aid regime under the Treaty of Rome. Specific policies are in place in relation to aid for research and development, environmental improvement, training, regional investment, and rescue and restructuring. The steel industry, however, continues to be subject to more rigorous controls, with a prohibition on regional investment aid, and rescue and restructuring aid, with the exception of limited help with plant closures. The European Commission has a duty to enforce these rules by investigating notifications of financial injections by governments of EU member states and pursuing allegations of direct and indirect subsidies made against such governments.

Pricing
Following the expiry of the Treaty of Paris on 23 July 2002, there are no longer any regulations specific to the pricing of steel products.

Competition
The Treaty of Rome and the EEA Agreement contain provisions prohibiting anti-competitive practices and agreements which relate, among other things, to the fixing or determination of prices, the restriction or control of production or the sharing of markets subject, in certain cases, to specified exemptions. In addition, both the Treaty of Rome and the EEA Agreement contain provisions prohibiting the abuse of a dominant position. The European Commission, which has strong powers of investigation and enforcement over anti-competitive agreements and conduct, has indicated its opposition to any establishment by all EU industries of arrangements contrary to the EC rules on competition. Under the UK Enterprise Act 2002, individuals can be criminally liable for being involved in certain types of cartels. Since 1 May 2004, the designated competition authorities and courts of all EU Member States are empowered to apply EU law regulating anti-competitive agreements and conduct directly.

162  Corus Report & Accounts and Form 20-F 2005

Ancillary information

Sanctions
The European Commission and ESA have powers to control anti-competitive practices, agreements and conduct, and also certain concentrations with a EU or EEA dimension, which are found to significantly impede competition, by imposing fines and making orders to stop illegal practices or requiring undertakings to make appropriate disposals. While the maximum level of fines for anti-competitive agreements or conduct is 10% of group turnover worldwide, fines are usually related to the volume of EC or EFTA trade in the products involved. The European Commission and ESA may act or be compelled to act on the basis of complaints by third parties. In addition to the measures that can be taken by the European Commission under the Treaty of Rome and the ESA under the EEA Agreement, third parties may, in certain circumstances, bring proceedings in national courts to obtain injunctions to restrain Treaty or EEA Agreement infringements or to obtain damages to compensate them for losses caused by Treaty or EEA Agreement infringements.

Trade associations and other voluntary arrangements
Within the EU there has historically been close cooperation between the steel industry, the European Commission and governments.

Eurofer is the trade association to which all major European steel producers including Corus belong, either directly or through national trade associations. Eurofer, through its main committees, supplies and coordinates advice and information to its members and in turn represents them to, amongst others, the European Commission. These representations cover a wide range of issues where there is a need for a common industry voice, and include international trade policies (see following section), social and environmental control issues, research and development matters, market conditions and various aspects of the sale and marketing of steel products. They relate to most major steel products.

Corus is also a member of other trade associations and other industry groups in respect of its other products and activities, for example, the European Aluminium Association.

International trade restrictions
Steel is an internationally traded material. Such trade is governed by the rules of the World Trade Organisation (WTO) that allow for trade remedies such as anti-dumping and countervailing actions to be taken against unfairly traded imports. Since 1992, a number of such actions have been initiated in the US and other countries against certain steel products from a number of producers including Corus. Where material, details of legal proceedings involving Corus relating to these actions are given under ‘Legal proceedings’ below. Such actions are much less prevalent in aluminium; Corus has no involvement in any such actions relating to its aluminium activities.

Trade restrictions remain in place and additional duties are payable on Corus’ sales into the US of certain carbon steel plates and certain stainless steel bars from the UK. However, these actions and restrictions have had no material effect on total Corus sales or results. A five year ‘sunset’ review of the US measures affecting certain carbon steel plate is currently underway. A similar review of the anti-dumping order affecting certain stainless steel bars will commence in early 2007. These reviews could result in the cases being terminated and the restrictions against such sales being removed.

An anti-dumping investigation by the US authorities into certain imports of hot rolled coil, launched in November 2000, resulted in additional anti-dumping duties being applied on Corus sales into the US of hot rolled steel from the Netherlands. The US Department of Commerce (DOC) determined a final dumping margin of 2.59% in the investigation and cash deposits at this rate became payable on all Corus sales of hot rolled steel from the Netherlands into the US. The DOC has now completed two annual Administrative Reviews of this case to determine the actual duty liability on subject sales made during the periods under review and the new duty deposit rates on US sales going forward. The current duty deposit rate on US sales is 4.42%. More details of the reviews are provided under ‘Legal proceedings’ below. This order is continuing to be challenged by Corus in the US courts and is also one of those included by the EU in its complaint to the WTO about US zeroing practice (see ‘Legal proceedings’ below for details). A five year ‘sunset’ review of the hot rolled order is also due to be initiated in August 2006, which could result in the case being terminated.

In March 2002, following a Section 201 Safeguards investigation by the US International Trade Commission (ITC), President Bush took action to impose tariffs of between 8% and 30% on US imports of a number of steel products and a system of quotas and tariffs on slab products. These measures were due to remain in force until March 2005, being progressively reduced each year, but were terminated with effect from 5 December 2003 following a ruling by the WTO Appellate Body that the US measures were inconsistent with WTO rules. From this date, all imports into the US, including Corus sales, have been free from any additional Section 201 duties or restrictions.

Underlying such steel trade disputes has been the need to tackle the key issues of excess inefficient capacity and subsidies. An initiative launched through the OECD in September 2001 to tackle such problems was a positive development that received both industry and government support. However, the discussions on a possible steel subsidy agreement failed to make any real progress and, in June 2004, governments decided to suspend the discussions when it became clear they would be unable to reach agreement. Informal contacts continued and, in October 2005, the situation was again reviewed with agreement that discussions should remain in suspension. Although the OECD will continue to review the situation, it seems unlikely that talks will be resurrected, at least in the short term.

Corus Report & Accounts and Form 20-F 2005  163

Ancillary information

Legal proceedings
As discussed above, an anti-dumping investigation by the US authorities into certain imports of hot rolled steel, launched in November 2000, resulted in additional anti-dumping duties being applied on Corus sales into the US of hot rolled steel from the Netherlands. The US DOC determined a final dumping margin of 2.59% in the investigation and cash deposits at this rate became payable on all Corus sales of hot rolled steel from the Netherlands into the US. Corus lodged a number of appeals against the rulings in this case with the US Court of International Trade (CIT) and, subsequently, with the US Court of Appeals for the Federal Circuit (CAFC). Corus’ appeal relating to ‘zeroing’ (see below for explanation) was denied by the CAFC. Corus tried to challenge this ruling by petitioning the US Supreme Court for a Writ of Certiorari, asking them to review the CAFC’s decision, but this petition was denied. As a consequence, Corus’ legal challenge in relation to the original investigation has now come to an end, although Corus is continuing to pursue the issue of ‘zeroing’ in relation to both the first and second Administrative Reviews (see below).

The first and second annual Administrative Reviews of the hot rolled case have now been completed by the DOC to determine the actual duty liability on sales subject to the order made during the periods under review and the new duty deposit rate on US sales going forward. In the first annual Administrative Review (covering the sale of product entering the US from May 2001 to October 2002), the DOC issued a preliminary decision of a duty rate of 5.34%, which was revised downwards in its final determination to 4.80%. Corus lodged a number of appeals against the findings of this review with the CIT and subsequently with the CAFC. A ruling by the CAFC is expected by May 2006.

In the second annual Administrative Review (covering entries from November 2002 to October 2003) the DOC issued a preliminary determination of a duty rate of 4.61%, which was revised downwards in its final determination to 4.42%. Corus has also launched an appeal to the CIT in respect of this review. A ruling by the CIT is expected by August 2006.

The third annual Administrative Review (covering entries from November 2003 to October 2004) was withdrawn. The fourth annual Administrative Review (covering November 2004 to October 2005) is now underway.

A five year ‘sunset’ review of the hot rolled anti-dumping order is due to be initiated in August 2006, which could result in the case being terminated. The hot rolled investigation that resulted in the anti-dumping order on hot rolled steel from the Netherlands is also one of those included by the EU in its complaint to the WTO about US ‘zeroing’ practice (see below).

On behalf of the EU, the European Commission is pursuing a complaint under the dispute settlement procedures of the WTO against the use by the US DOC of ‘zeroing’ in calculating anti-dumping margins. This is the practice whereby sales made at prices higher than fair market value are excluded from the calculation of dumping margins and has the effect of inflating dumping margins. There is already WTO jurisprudence that ‘zeroing’ is WTO-incompatible. The EU complaint covers the use of ‘zeroing’ in both original investigations and administrative reviews. The WTO panel that was established to review the complaint issued its findings in October 2005. The panel unanimously found that the US methodology of ‘zeroing’ in original investigations was incompatible with WTO rules. The EU’s claims in relation to the use of ‘zeroing’ in reviews was rejected, but one member dissented from this aspect of the panel’s findings, determining instead that the use of ‘zeroing’

in reviews was also incompatible with WTO rules. The EU has now appealed the panel’s ruling on reviews to the WTO Appelate Body, which is due to issue its decision by April 2006. The US has also appealed. If the EU’s appeal is upheld by the WTO, and US practice is changed, this could result in much lower, or even zero, anti-dumping margins, which could lead to certain US anti-dumping cases, including that affecting Corus sales of hot rolled steel from the Netherlands, being terminated.

In December 1994 the European Commission inspected various tube and pipe producers including British Steel. British Steel, together with certain other tube manufacturers, received Statements of Objections in January 1999 from the European Commission concerning alleged anti-competitive behaviour with regard to the supply of some seamless and large diameter pipes, to which British Steel replied in April 1999. An oral hearing took place in June 1999. The European Commission intimated that it did not propose proceeding with the allegations concerning large diameter pipes after that hearing. In December 1999 fines were imposed on various of the producers, including a fine of €12.6m (£8m) on Corus, which was taken into account in the 1999 financial statements. Corus appealed the European Commission’s decision in March 2000 together with other tube manufacturers and a hearing took place in March 2003. On 8 July 2004 the European Court of First Instance published its judgement, which resulted in a reduction of the fine to €11.7m. Corus was reimbursed the amount of the reduction, with interest, in September 2004 and decided not to make any further appeal.

On 8 November 2001 an explosion occurred at the no.5 blast furnace at Port Talbot works, which led to three employee fatalities, several employees suffering severe burns and the total loss of the blast furnace. Some contractors’ employees also suffered injuries. The accident was initially investigated by the police but the investigation was subsequently passed to the Health & Safety Executive. On 15 February 2006, the Health & Safety Executive served two summonses on Corus for alleged breaches of s.2(1) and s.3(1) of the Health & Safety at Work Act 1974. The first hearing of the case is scheduled for 12 April 2006 at Neath Magistrate’s Court. Any convictions are likely to result in fines being levied, although these would not be material in the context of the Group. Corus has admitted its civil liability for the incident. Twenty six civil claims for death and personal injury have been made against Corus. Should all the relevant claimants succeed in their claims, Corus’ liability could amount to several million pounds, although Corus has insurance cover in place that it expects will be able to meet these claims in full.

Following appeals by Corus Staal BV, a wholly-owned subsidiary of Corus, challenging the allocation of emissions allowances under the Dutch National Allocation Plan, the Raad van State (the highest court in the Netherlands in these matters) rendered its final judgement on 9 September 2005 and rejected all objections that Corus Staal BV had brought against its allocation. Accordingly, the original decision in respect of Corus Staal BV’s allocation of emissions allowances remains intact. It is not possible for Corus to appeal this decision further.

164  Corus Report & Accounts and Form 20-F 2005

Ancillary information

Significant changes
Significant changes since the balance sheet date are detailed in Note 40 to the consolidated accounts.

Material contracts
The following contracts (not being contracts entered into in the ordinary course of business) have been entered into in the two years preceding the date of this document and are or may be material or contain a provision under which a member of Corus has an obligation or entitlement which is or may be material to such a member or any other member of Corus.

Securitisation programme
On 15 April 2002, Corus UK Limited and Corus Engineering Steels Limited entered into a receivables securitisation programme arranged by ING Bank NV, under which certain obligations of Corus UK Limited and Corus Engineering Steels Limited were guaranteed by Corus.

The initial facility level of £185m was increased to £275m on 15 September 2004 when the maturity of the programme was also extended to 2009.

The securitisation is a conduit transaction, in which receivables may be sold daily to a special purpose vehicle (SPV) sponsored by ING and incorporated in Jersey. The SPV is funded by loans (in the form of discount notes) advanced either by an ING conduit company incorporated in Delaware or a Lloyds TSB conduit company incorporated in Jersey. These conduit companies fund themselves in turn in the US and other commercial paper markets. This commercial paper funding has a credit rating and is supported by a back-up liquidity facility, intended to ensure the continuation of the funding even if there is disruption in the commercial paper markets.

Once the receivables are sold to the SPV, Corus UK continues to collect payments from customers as servicer on behalf of the SPV and Corus UK as if the receivables had not been sold. There is an agreed monthly settlement date at which time funds collected by Corus UK as servicer in respect of receivables sold in previous months are paid to the SPV and in exchange the SPV pays cash for new receivables sold to it by Corus UK.

Slab supply contract
The Teesside site has been refocused as a slab exporter and Corus entered into an agreement effective from 2 January 2005 with a consortium of re-rolling companies (Duferco International Investment Holdings (Guernsey) Ltd, Marcegaglia S.p.A, Grupo Imsa S.A. and Dongkuk Steel Co.) to supply slab under a ten year off-take contract. Under this agreement, the consortium takes slab at cost in 2005 and 2006 that is surplus to Corus’ internal requirements, and approximately 78% of output thereafter. The consortium will pay Corus US$157m (US$73m in 2005/06 and US$84m in deferred payments over the life of the contract) in addition to the cost of the acquired slab and will contribute approximately 76% of the expected capital expenditure requirements (US$100m) of Teesside Cast Products to enable identified improvements to be implemented. This contract has operated successfully through the year.

Exchange controls
Whilst there are currently no UK exchange control laws, decrees or regulations that would directly affect the transfer of capital or payment of dividends, interest and other payments to US citizens or residents who are holders of Corus securities, except as otherwise set out below under ‘Taxation of US Holders’, certain transactions involving the issue or transfer of shares or debentures in foreign subsidiaries of UK companies require the consent of the UK treasury. There are no limitations on holding or voting applicable to foreign owners of ordinary shares, which do not apply equally to UK owners of such ordinary shares.

Taxation of US Holders
The following is a discussion of certain material US federal income tax consequences and UK tax consequences of the ownership and disposition of ADSs and ordinary shares of Corus. The following discussion is limited to shareholders and ADS holders that are US Holders. For these purposes, a ‘US Holder’ is a beneficial owner of ordinary shares or ADSs that holds such ordinary shares or ADSs as capital assets and is one of the following:

•	a citizen or individual resident of the United States;

•	a corporation (or an entity treated as a corporation for US federal income tax purposes) created or organised under the laws of the United States or any state thereof;

•	an estate whose income is subject to US federal income tax regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

The following summary is of a general nature and does not address all of the tax consequences that may be relevant to a US Holder in light of each holder’s particular situation. For example, this summary does not apply to US expatriates, insurance companies, collective investment schemes, banks, tax-exempt organisations, regulated investment companies, real estate investment trusts, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons who hold their ordinary shares or ADSs as part of a straddle, hedging transaction or conversion transaction or acquire their ordinary shares or ADSs in the course of a trade, persons who own directly, indirectly or by attribution 10% or more of Corus’ outstanding share capital or voting stock, persons who acquired their ordinary shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation or persons whose functional currency is not the US dollar.

If a partnership (or other entity treated as a partnership for US federal income tax purposes) holds ordinary shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of ordinary shares or ADSs.

Corus Report & Accounts and Form 20-F 2005  165

Ancillary information

This summary is based upon:

•

existing UK tax law and UK Revenue practice, and US law, including the US Internal Revenue Code of 1986, as amended (the ‘Internal Revenue Code’), Treasury regulations, rulings, judicial decisions, administrative pronouncements and USInternal Revenue Service practice, all as currently in effect, and all of which are subject to change or changes in interpretation at any time, possibly with retroactive effect; and

•	the US-UK Income Tax Convention that entered into force on 31 March 2003, as amended by a Protocol (the ‘Treaty’).

US Holders are advised to consult their own tax advisors regarding the specific UK and US federal, state and local tax consequences of owning and disposing of ordinary shares or ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction.

For US federal income tax purposes, a US Holder of ADSs should be treated as owning the underlying ordinary shares represented by those ADSs. The following discussion (except where otherwise expressly noted) applies equally to US Holders of ordinary shares and US Holders of ADSs. Furthermore, deposits or withdrawals by a US Holder of ordinary shares for ADSs, or of ADSs for ordinary shares, will not be subject to US federal income tax.

Taxation of dividends
Corus is not currently required to withhold at source any amount in respect of UK tax from dividend payments it makes.

For US federal income tax purposes, the gross amount of a distribution paid to a US Holder with respect to ordinary shares or ADSs will be taxable as dividend income to the US Holder, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. Dividends distributed by Corus generally will be categorised as foreign source ‘passive income’ or, for certain US Holders, foreign source ‘financial services income’ for purposes of computing allowable foreign tax credits for US tax purposes. For taxable years beginning after 31 December 2006, dividend income generally will constitute ‘passive category income’ or, in the case of certain US Holders ‘general category income’. Dividends distributed by Corus will not be eligible for the dividends received deduction allowed to corporate shareholders in respect of dividends received from US corporations.

The amount of any distribution paid in foreign currency will be included in a US Holder’s gross income in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt by the US Holder, or the date of receipt by the Depositary in the case of ADSs, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognised upon a subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss. Special rules govern the manner in which accrual method taxpayers are required (or may elect) to determine the US dollar amount includible in income in the case of taxes withheld in a foreign currency. Certain of these rules have changed effective 1 January 2005. Accrual basis taxpayers therefore are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

Certain US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently a maximum of 15%) in respect of ‘qualified dividend income’ received in taxable years beginning before 1 January 2009, provided that the holders meet certain holding period and other requirements. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. Corus believes that dividends paid with respect to its ordinary shares or ADSs should constitute qualified dividend income for US federal income tax purposes. However, this is a factual matter and is subject to change. Corus anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US Holders. US Holders of ordinary shares or ADSs are urged to consult their own tax advisors regarding the availability to them of the reduced dividend tax rate in light of their own particular situation and the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.

The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of reduced tax rates in respect of qualified dividends by US Holders of ADSs. Accordingly, the analysis of the availability of qualified dividend treatment could be affected by future actions that may be taken by the United States Treasury with respect to ADSs.

Taxation of capital gains
A US Holder who is neither resident nor, in the case of an individual, ordinarily resident in the UK will not be liable for UK tax on chargeable gains realised on the disposal of ordinary shares or ADSs unless (i) such US Holder (in the case of an individual) carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the ordinary shares or ADSs for the purposes of such trade, profession or vocation or such branch or agency or (ii) such US Holder (in the case of a body corporate) carries on a trade in the UK through a permanent establishment and has used, held or acquired the ordinary shares or ADSs in or for the purposes of the trade or for the purposes of such permanent establishment. Any US Holders who fall within one of the above exceptions should consult their own tax advisors as to the consequences of holding and disposing of ordinary shares or ADSs for the purposes of UK taxation of chargeable gains.

A US Holder who is an individual and who is only temporarily resident out of the UK for UK tax purposes at the date of disposal of ordinary shares or ADSs may be liable to UK tax on chargeable gains on becoming resident or ordinarily resident in the UK again, in respect of disposals made while he was temporarily resident outside the UK, subject to any available exemptions or reliefs.

An individual who is domiciled in the US for UK tax purposes (‘US Citizen’) and who is resident or ordinarily resident in the UK, a US corporation which is resident in the UK by reason of being managed and controlled in the UK or a US citizen who, or US corporation which, is carrying on a trade, profession or vocation in the UK and may be subject to UK tax on a gain as set out above,

166  Corus Report & Accounts and Form 20-F 2005

Ancillary information

may be liable for both UK and US tax on a gain on the disposal of ordinary shares or ADSs. However, a US Holder who is subject to UK tax on capital gains realised or accrued in relation to the ordinary shares or ADSs may be entitled to a foreign tax credit, subject to certain limitations, against any US federal tax liability that is due in respect of such gain.

Upon the sale or exchange of ordinary shares or ADSs, US Holders generally will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and their adjusted tax basis (determined in US dollars) in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss and will be treated as long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. Capital gains realised by US Holders who are individuals generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

Passive Foreign Investment Company considerations
For US federal income tax purposes a non-US corporation will be classified as a Passive Foreign Investment Company (a ‘PFIC’) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, and gains on certain commodities and securities transactions), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. Corus believes it should not be treated as a PFIC for the year ended 31 December 2005 and that it should not become a PFIC in the future. However, since PFIC status is a factual determination that must be made annually and depends upon the composition of a company’s income, assets and the market value of its ordinary shares as well as the interpretation of regulations as to which there is little or no authority, there is no assurance Corus will not be considered a PFIC for any future taxable year. If Corus were characterised as a PFIC for any taxable year, US Holders would suffer adverse US federal income tax consequences. These consequences may include having gains realised on the disposition of ordinary shares and ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares. In addition, dividends paid by a corporation classified as a PFIC in the year of the dividend or the corporation’s previous taxable year, do not qualify as ‘qualified dividend income’ and are not eligible for the reduced rate of taxation described above. US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ordinary shares and ADSs.

US information reporting and backup withholding
Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale or other disposition of the ordinary shares or ADSs may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28%. Backup withholding will not apply to a holder that furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or if the holder is otherwise exempt from backup withholding. US Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the holder’s US federal income tax liability, and the holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing of the appropriate claim for refund with the IRS and furnishing any required information.

UK inheritance tax
Ordinary shares or ADSs held by an individual who is domiciled for the purposes of the US-UK double taxation convention relating to estate and gift taxes (‘the Estate and Gift Tax Convention’) in the United States and is not, for the purposes of the Estate and Gift Tax Convention, a national of the UK, will not generally be subject to UK inheritance tax on the individual’s death or on a transfer of ordinary shares or ADSs provided that the ordinary shares or ADSs do not form part of the property of a permanent establishment situated in the UK or pertain to a fixed base situated in the UK used for the performance of independent personal services. If the ordinary shares or ADSs are transferred to or held in a settlement they will not be subject to inheritance tax, provided that at the time when the settlement was made the settlor was domiciled for the purposes of the Estate and Gift Tax Convention in the United States and was not for purposes of the Estate and Gift Tax Convention a national of the UK. In the exceptional case where ordinary shares or ADSs are subject both to inheritance tax and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides for tax paid in the UK to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the UK, based on priority rules set forth in the Estate and Gift Tax Convention.

Corus Report & Accounts and Form 20-F 2005  167

Ancillary information

UK stamp duty and UK stamp duty reserve tax
An instrument of transfer of an ADS is not subject to stamp duty reserve tax and, provided that it is executed and kept at all times outside the UK, no stamp duty will, in practice, need to be paid. However, if such an instrument is brought into the UK, then in addition to stamp duty being payable (at 0.5% of the consideration for the transfer), an interest charge will also be due calculated from the date which is thirty days after the instrument was executed and a penalty charge will also be due if the instrument is not presented for stamping within thirty days of the day on which it is first received in the UK. An agreement to transfer ADSs in the form of ADRs will not give rise to a liability to stamp duty reserve tax or stamp duty.

Any dealings in ordinary shares will normally be subject to stamp duty or stamp duty reserve tax. The conveyance or transfer on sale of ordinary shares will usually be liable to ad valorem stamp duty, generally at the rate of 0.5% (rounded up if necessary to the next multiple of £5) of the amount or value of the consideration paid. Stamp duty will normally be paid by the purchaser or transferee of the ordinary shares. An unconditional agreement to transfer ordinary shares will normally give rise to a charge to stamp duty reserve tax, at the rate of 0.5% of the amount or value of the consideration payable for such ordinary shares, but such liability will be cancelled, or any stamp duty reserve tax paid refunded, if the agreement is completed by a duly stamped instrument of transfer within six years of the date of the agreement or, if the agreement was conditional, the date on which the agreement became unconditional. Stamp duty reserve tax will normally be the liability of the purchaser or transferee of the ordinary shares.

Under the CREST system for paperless share transfers, no stamp duty or stamp duty reserve tax will arise on a transfer of ordinary shares into the system, unless the transfer into CREST is itself for consideration in money or money’s worth, in which case a liability to stamp duty reserve tax will arise, usually at the rate of 0.5% of the amount or value of consideration given. Transfers of ordinary shares within CREST are generally liable to stamp duty reserve tax at the rate of 0.5% of the amount or value of the consideration payable rather than stamp duty, and stamp duty reserve tax on relevant transactions settled within the system or reported through it for regulatory purposes will be collected and accounted for to the UK Revenue by CRESTCo (such stamp duty reserve tax generally being payable by the purchaser or transferee).

Where ordinary shares are issued or transferred to issuers of depositary receipts or providers of clearance services (or their nominees or agents), stamp duty or stamp duty reserve tax (as appropriate) may be payable, in the case of stamp duty, at the rate of 1.5% (rounded up, if necessary, to the next multiple of £5) of the amount or value of the consideration provided or the value of the ordinary shares or, in the case of stamp duty reserve tax, at the rate of 1.5% of the amount or value of the consideration payable (if in money or money’s worth) or the value of the ordinary shares. Where such stamp duty or stamp duty reserve tax (as appropriate) is payable, such amounts may be charged by the depositary or clearance service to the shareholder to whom the ordinary shares would otherwise have been issued or to whom the ordinary shares are being transferred. Clearance services may opt, under certain conditions, for the normal rates of stamp duty and stamp duty reserve tax (0.5%) to apply to an issue or transfer of ordinary shares into, and to transactions within, the service. Where this is the case, the above charge at the higher rate of 1.5% will not apply to an issue or transfer of ordinary shares into that clearance service.

The above statements are intended as a general guide to the current stamp duty and stamp duty reserve tax position. Certain categories of person are not liable to stamp duty or stamp duty reserve tax and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it.

Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer ordinary shares to charities will not give rise to stamp duty or stamp duty reserve tax.

168  Corus Report & Accounts and Form 20-F 2005

Information for shareholders

Documents on display
The following documents referred to in this report may be inspected at the Securities and Exchange Commission’s public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549.

Dividends
Cash dividends paid by Corus are in pounds sterling and exchange rate fluctuations affect the US dollar amounts received by ADR holders on conversion. The table below sets out the dividends paid and payable per share in pence and per ADS in dollars.

Dividends per ordinary share
Period ended	Interim (pence)	Final (pence)		Total (pence)

29 December 2001	nil	nil		nil
28 December 2002	nil	nil		nil
3 January 2004	nil	nil		nil
1 January 2005	nil	nil		nil
31 December 2005	0.5	1.0	*	1.5	*

Dividends per ADS
Period ended	Interim (US$)	Final (US$)		Total (US$)

29 December 2001	nil	nil		nil
28 December 2002	nil	nil		nil
3 January 2004	nil	nil		nil
1 January 2005	nil	nil		nil
31 December 2005	0.09		*		*

*

Qualifying holders of ordinary shares on the register on 21 April 2006 are entitled to receive the final dividend which will be paid on 19 May 2006, subject to approval at the Annual General Meeting. The US$ amount of the final dividend will be paid to holders of ADSs and will be based on the exchange rate prevailing on 19 May 2006, the date of payment to holders of ordinary shares.

Future dividends will be paid in accordance with the covenants of the new €800 million bank facility entered into on 24 February 2005, if and when determined as appropriate by the Board. Dividends of up to 50% of net distributable earnings from ordinary activities are permitted, subject to a Group EBITDA/net interest cover of at least 4.5 times.

At the Annual General Meeting on 27 April 2001 Corus was granted authority by its shareholders to offer any holders of ordinary shares the right to elect to receive ordinary shares credited as fully paid, instead of cash, in respect of the whole of any dividend (a scrip dividend alternative). The authority granted covers any dividend declared up to 27 April 2006. The directors are seeking to renew the authority and retain the ability to offer any holders of ordinary shares the right to elect to receive ordinary shares credited as fully paid, instead of cash, in respect of the whole of any dividend. This authority will cover any dividend declared on or before 9 May 2011. The directors have no present intention to exercise this authority.

The offer and listing
Since the merger between British Steel and Hoogovens, Corus, successor to British Steel plc, has principally traded on the LSE. In addition, Corus ordinary shares have been listed on the Amsterdam Stock Exchange (now Euronext NV) under the Ticker Symbol CORS. Corus ADSs have been listed on the New York Stock Exchange and trade under Ticker Symbol CGA. The Bank of New York is the ADR depositary.

In December 2003, consequent upon having received shareholder approval at an Extraordinary General Meeting, the nominal capital of Corus was increased from £2,200,000,000 to £2,250,000,000 and the issued share capital was subdivided and converted from 3,130,418,153 old ordinary shares of 50p each into 3,130,418,153 new ordinary shares of 10p each and 3,130,418,153 deferred shares of 40p each.

The subdivision and conversion of the shares enabled Corus to effect a placing and open offer on the basis of five new ordinary shares being offered for every twelve old ordinary shares held. The placing and open offer resulted in 1,304,340,897 new ordinary shares being issued, credited as fully paid, ranking pari passu with the existing new ordinary shares in issue on 8 December 2003.

In total, 4,434,759,050 new ordinary shares were issued and listed on 8 December 2003 on the LSE and Euronext under their existing ticker symbols. A change in per-share nominal value to Corus ADSs was effected and they continue to be traded under the existing Ticker Symbol on the NYSE. The deferred shares have not been listed and are not freely transferable, which has rendered them effectively worthless. It is intended that they will be cancelled and an appropriate reserve created in due course.

Corus Report & Accounts and Form 20-F 2005  169

Information for shareholders

The following table sets forth the high and low sales prices for the ordinary shares during the periods indicated, based on mid-market prices of old ordinary shares prior to 5 December 2003 and new ordinary shares subsequent to that date at close of business on the LSE and the high and low sales prices for ADSs as reported on the NYSE composite tape.

	LSE				NYSE

	High		Low		High		Low
	(pence per Ordinary share)				(US dollars per ADS)

(Corus old ordinary shares up to 5 December 2003
Corus new ordinary shares from 5 December 2003)
Year ended 29 December 2001	82	3/4	40		12	1/2	5	5/8
Year ended 28 December 2002	90		22		13	1/4	3	1/2
Year ended 3 January 2004	37	3/4	4		6			5/8
Year ended 1 January 2005	56	1/4	29	1/2	10	3/4	5	3/8
Year ended 31 December 2005	62		40		11	3/4	7	3/8

Quarters ended
3 April 2004	46	1/4	33		8	7/8	6	1/8
3 July 2004	43	1/4	29	1/2	8		5	3/8
2 October 2004	53		37	3/4	9	5/8	7	1/4
1 January 2005	56	1/4	47	1/4	10	3/4	8	5/8
2 April 2005	62		50	1/4	11	3/4	9	1/2
2 July 2005	55	1/2	40		10	1/2	7	3/8
1 October 2005	52	3/4	42		9	3/8	7	1/2
31 December 2005	59	1/4	45	3/4	10	1/2	8	1/4

Months ended
30 September 2005	52	3/4	47	3/4	9	3/8	8	3/4
31 October 2005	52	1/4	45	3/4	9	1/8	8	1/4
30 November 2005	55	3/4	48	1/2	9	3/4	8	3/8
31 December 2005	59	1/4	58		10	1/2	10
31 January 2006	72		59		12	3/4	10	1/8
28 February 2006	74		68	1/4	13		11	7/8

170  Corus Report & Accounts and Form 20-F 2005

Information for shareholders

Analysis of shareholdings at 31 December 2005

			Holdings		Ordinary shares held

By size of holding			Number	Percentage	Number	Percentage

1	–	100	4,598	3.54	328,426	0.01
101	–	500	39,318	30.32	16,208,650	0.36
501	–	1,000	41,505	32.00	32,291,972	0.73
1,001	–	5,000	35,248	27.17	73,682,763	1.66
5,001	–	10,000	4,467	3.44	32,265,011	0.72
10,001	–	50,000	3,519	2.71	69,128,939	1.55
50,001	–	100,000	301	0.23	21,228,953	0.48
100,001	–	1,000,000	450	0.35	156,416,125	3.51
1,000,001	–	Highest	317	0.24	4,050,536,750	90.98

			129,723	100.00	4,452,087,589	100.00

	Holdings		Ordinary shares held

By category of shareholder	Number	Percentage	Number	Percentage

Male	74,775	57.65	155,757,454	3.49
Female	41,695	32.14	61,471,045	1.38
Joint Account	10,819	8.34	20,253,686	0.46
Bank	11	0.01	121,851,037	2.74
Nominee Company	2,076	1.60	3,494,896,484	78.50
Insurance Company	1	0.00	400	0.00
Pension Fund	11	0.01	55,983	0.00
Other Limited Company	278	0.21	567,705,268	12.76
Other Corporate Body	56	0.04	30,029,540	0.67
Public Limited Company	1	0.00	66,692	0.00

	129,723	100.00	4,452,087,589	100.00

At 31 December 2005 there were 20,224,215 ADSs representing Corus ordinary shares outstanding held of record by 655 registered holders of ADSs whose shareholdings represented approximately 4.54% of total outstanding ordinary shares on that date. Currently there are approximately 638 recorded holders of ADSs. Corus is aware that many ADSs are held of record by brokers and nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are the beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

Corus Report & Accounts and Form 20-F 2005  171

Information for shareholders

Shareholder enquiries

Ordinary shares
Administrative enquiries concerning shareholdings, such as dividend payments, notification of change of address or the loss of a share certificate should be addressed to:

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone: 0870 600 3961

Shareholders can obtain details of their shareholdings via a web-based enquiry service: www.shareview.co.uk – you will need your eight digit shareholder reference number.

American Depositary Receipts (ADRs)

Corus’ ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by ADRs, and trade under ticker symbol CGA.

Each ADS is equivalent to 10 ordinary shares. Enquiries regarding ADR holders’ accounts and payment of dividends should be directed to the Depositary:

The Bank of New York, Investor Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258

Toll Free telephone # for domestic callers: 1-888-BNY-ADRS (1-888-269-2377)

International callers can call: 1-212-815-3700

Email: shareowners@bankofny.com

Website for shareholder inquiries www.stockbny.com

The Bank of New York’s ADR website www.adrbny.com

Other enquiries
Other general information about the Group’s business and copies of the Corporate responsibility report may be obtained from:

UK
The Secretary’s Office, Corus, 30 Millbank, London SW1P 4WY. FREEPHONE 0800 484113

Netherlands
Communications and Public Affairs, Corus, P.O. Box 10.000, 1970 CA IJmuiden, The Netherlands. Telephone: +31 (0)251 49 19 52
Email: supportdeskcpa@corusgroup.com
Annual General Meeting
The Annual General Meeting of shareholders will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Tuesday 9 May 2006 at 11.00am.

Details of the business to be considered at the Annual General Meeting are set out in the Notice of Meeting.

Voting for overseas shareholders
ADR holders may instruct The Bank of New York as to how the ordinary shares represented by their ADRs should be voted by completing and returning the voting card in accordance with the instructions printed thereon.

Holders of shares traded on Euronext can request a proxy form from the ABN AMRO Servicedesk. Telephone: +31 (0)765 79 94 55

Share price information
The latest Corus share price is available from the Financial Times Cityline Service. Telephone:
0906 8433311

Website
The Corus website address is www.corusgroup.com

Financial Calendar
Q1 2006 results announcement: May 2006

Dividend
Proposed final dividend:	1p per share
Ex-dividend:	19 April 2006
Record date:	21 April 2006
Payment date:
Ordinary shareholders	19 May 2006
ADR holders	30 May 2006

Dividend mandate
Shareholders who do not currently have their dividends paid directly to a bank or building society account and who wish to do so should complete a mandate form obtainable from the Registrar, as above. Tax vouchers are sent to the shareholders’ registered address under this arrangement, unless requested otherwise.

Form 20-F
The Company is subject to the reporting requirements of the US Securities and Exchange Commission (SEC). In compliance with these regulations, the Company will file its Report & Accounts and Form 20-F with the SEC in March 2006.

172  Corus Report & Accounts and Form 20-F 2005

Glossary

Term used in the Report & Accounts and Form 20-F
Accounts
Allotted
Associate

Borrowings
Called up
Capital allowances
Consolidated statement of recognised income and expense
Employment costs
Finance lease
Freehold
Gearing
Group, or consolidated, accounts
Joint venture

Nominal value
Operating profit
Profit
Profit attributable to equity holders of the Company
Profit on disposal of property, plant and equipment
Reserves
Secured
Share capital
Share premium account

Shares in issue
Total assets
Total equity
Trade debtors
Turnover or revenue

US equivalent or definition
Financial statements
Issued
A business which is not a subsidiary or a joint venture, but in which the Group has a shareholding and exercises significant influence
Liabilities
Ordinary shares, issued and fully paid
Tax depreciation
Statement of changes in stockholders’ equity
Payroll costs
Capital lease
Ownership with absolute rights in perpetuity
Leverage
Consolidated financial statements
A business which is jointly controlled by the group and one or more external partners
Par value
Net operating income
Income (or earnings)
Net income attributable to ordinary shareholders
Gain on disposal of non-current assets
Stockholders’ equity other than capital stock
Pledged as collateral
Ordinary shares, capital stock or common stock issued and fully paid
Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributable)
Shares outstanding
Total identifiable assets
Stockholders’ equity
Trade receivable (net)
Sales

US equivalent refers to the most comparable US term to that used in the Report & Accounts and Form 20-F. It should not be assumed that the terms used in the Report & Accounts and Form 20-F and the US equivalent are identical.

Corus Report & Accounts and Form 20-F 2005  173

Glossary

Technical terms	Explanation
Bars

Long steel products that are rolled from billets; merchant bar and reinforcing bar (rebar) being two common categories. The former is used to fabricate furniture, stair railings, and farm equipment and the latter to strengthen concrete in highways, bridges, and buildings.

Billet	A semi-finished product that is used for long products: bars, channels or other structural shapes. Billets are normally 2 to 7 inches square.
Bloom	A semi-finished product with a rectangular cross-section that is more than 8 inches. This large cast steel shape is broken down in the mill to produce the familiar I-beams, H-beams, and sheet piling.
Coated products	Steel (generally flat products) coated with metal, plastic laminates or organic paints.
Cold reduced coil	Cold reduced flat products supplied in coils.
Continuous casting	The process whereby semi-finished products are obtained directly from liquid steel.
Crude steel	Steel at its first stage of solidification, i.e. ingots and continuously cast semi-finished products.
Electrical steels	Flat products with guaranteed properties relating to magnetic losses, induction or permeability.
Extrusion	The process of shaping aluminium by forcing it to flow through a shaped opening in a die.
Flat products	Products of rectangular cross-section, e.g. plates, strip and most coated products.
Hot rolled coil	Hot rolled flat products supplied in coils.
Ingots	Solid products obtained by pouring liquid steel into moulds to produce shapes which are suitable for hot rolling or for forging into semi-finished or finished steel products.
Liquid steel	The molten steel output of a steelmaking furnace, excluding slag.
Long products	Classification of steel products that includes bar, rod and structural products, that are long, rather than flat.
Manned capacity	The production capacity of a particular process at a given manning level.
Plates	Sheet steel with a width of more than 8 inches, with a thickness ranging from ¼ inch to more than 1 foot.
Seamless tubes	Tubes formed by piercing and rolling an ingot or semi-finished product so that the resulting hollow has a uniform surface without the seam which appears in welded tubes.
Sections	Long products with certain cross-section shapes, usually resembling the letters H, I, L, T, U or Z.
Semi-finished products	Products of solid cross-section, i.e. billets, blooms and slabs, which have not been worked except by continuous casting or primary hot rolling.
Sheet steel

Thin, flat-rolled steel. Coiled sheet steel accounts for nearly 50% of all steel shipped domestically and is created in a hot-strip mill by rolling a cast slab flat while maintaining the side dimensions.

Slab	The most common type of semi-finished steel. Traditional slabs measure 2 to 10 inches thick, 30 to 85 inches wide and average about 20 feet long.
Strip	Flat products manufactured in a continuous or semi-continuous strip mill.
Tinplate	Cold reduced coil electrolytically coated with tin.
Vacuum Degassing	An advanced steel refining facility that removes oxygen, hydrogen and nitrogen under low pressures (in a vacuum) to produce ultra-low-carbon steel for demanding electrical and automotive applications.
Welded tubes	Tubes formed by bending a flat product to tubular shape and closing the seam by welding.

174  Corus Report & Accounts and Form 20-F 2005

Definitions

The following terms have the meanings set out alongside unless the context indicates otherwise:

Avesta Sheffield	Avesta Sheffield AB (publ), a company quoted on the Stockholm Stock Exchange, until 23 February 2001.

British Steel	British Steel Limited (formerly British Steel plc) and/or, where the context so requires, British Steel Limited (formerly British Steel plc) and its subsidiaries and/or BSC.

BSC or the Corporation

the statutory corporation known as British Steel Corporation which operated the business of Corus UK prior to 5 September, 1988, and/or, where the context so requires, British Steel Corporation and its subsidiaries.

Capital expenditure	Expenditure on property, plant and equipment unless otherwise specified.

CES	Corus Engineering Steels Holdings Limited, formerly British Steel Engineering Steels Holdings Limited and UES Holdings Limited and/or, where the context so requires, its subsidiaries.

Combined Offer	the offer for sale by HM Government of the whole of the issued Ordinary share capital of British Steel plc.

Companies Act	UK Companies Act 1985, as amended by the Companies Act 1989.

Corus	Corus Group plc or, where the context so requires, Corus Group plc and its subsidiaries.

Corus UK	Corus UK Limited (formerly British Steel Limited and British Steel plc) and/or, where the context so requires, Corus UK Limited and its subsidiaries and/or BSC.

deferred shares	Corus deferred shares of 40p each.

EC	the European Community and/or, where the context so requires, the European Communities, which include the ECSC and the EC.

ECSC	the European Coal and Steel Community.

EEA

the European Economic Area established by an agreement (as adjusted by a protocol) between the EC and certain countries of EFTA (excluding Switzerland), which entered into force in 1994 and as amended (‘the EEA Agreement’).

EFTA	the European Free Trade Association founded in 1960 and whose current members include Iceland, Liechtenstein, Norway and Switzerland.

ESA	the EFTA Surveillance Authority that is a body set up under the EEA Agreement with responsibility for ensuring compliance with the provisions of the EEA Agreement within EFTA.

EU

the European Union which was established by the 12 Member States of the EC by the Treaty of Maastricht (signed Maastricht 1992, enacted 1993), and subsequently enlarged with the addition of Austria, Finland and Sweden which acceded to full membership on 1 January 1995 and Cyprus, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia which acceded to full membership on 1 May 2004.

Group	Corus Group plc and its subsidiaries.

Head Office	the administrative office of Corus located at 30 Millbank, London SW1P 4WY, United Kingdom.

HM Government	Her Majesty’s Government of the United Kingdom.

KH or Hoogovens	Corus Nederland BV (formerly Koninklijke Hoogovens NV) and/or, where the context so requires, Corus Nederland BV and its subsidiaries.

London Stock Exchange or LSE	London Stock Exchange plc.

Main carbon steel products

the basket of carbon steel products within the Corus product range as supplied to consumers and stockholders used for the evaluation of UK demand and market shares. Semi-finished products and certain other mainly project-focused products are excluded.

new ordinary shares	Corus ordinary shares of 10p each.

OECD	Organisation for Economic Cooperation and Development, an international organisation of 30 member countries that examines the economic, social and governance issues of a globalised economy.

old ordinary shares	Corus ordinary shares of 50p each.

Ordinary shares	Ordinary shares of Corus, being old ordinary shares or new ordinary shares as the context requires.

Corus Report & Accounts and Form 20-F 2005  175

Definitions

stockholders	steel stockists that typically purchase steel products from high-volume producers, such as Corus, and break bulk or process such purchases for subsequent resale.

tonne or t	a metric ton (1,000 kilograms) equal to 2,204.6 pounds.

Treaty of Paris	the Treaty establishing the ECSC (signed Paris 1951, enacted 1952, expired 23 July 2002).

Treaty of Rome	the Treaty establishing the EC (signed Rome 1957, enacted 1958, and amended, inter alia, by the Treaty of Maastricht).

UK	United Kingdom.

176  Corus Report & Accounts and Form 20-F 2005

Cross reference to Form 20-F

The information in this document that is referenced in the following table is included in Corus Group plc’s 2005 Form 20-F and is filed with the Securities and Exchange Commission.

Item		Page

1	Identity of Directors, senior management and advisers	n/a

2	Other statistics and expected timetable	n/a

3	Key information
	Selected financial data
	Share capital (Note 28)	127 to 131
	Financial summary	157 to 159
	Supplementary information for North American investors	148 to 156
	Dividends	169
	Exchange rates	162
	Risk factors	80 to 87

4	Information on the Company
	The business, its objectives and strategy	10
	History and development of Corus	161
	Aluminium businesses	161
	Stainless steel products	162
	Restoring success	10 to 13
	Capital structure and treasury policy	49 & 50
	Capital expenditure	15 & 16
	Strip Products Division	24 & 25
	Long Products Division	28 & 29
	Distribution & Building Systems Division	31
	Aluminium Division	36
	Central and other	37
	Acquisitions and disposals	45 & 46
	Business overview
	Products and their markets – carbon steel divisions
	Carbon steel market	16 to 21 & 158
	Segmental analysis (Note 1)	104 to 107
	Products and their markets
	Strip Products Division	22 & 23
	Long Products Division	26 & 27
	Distribution & Building Systems Division	30
	Products and their markets – aluminium division
	Global aluminium market
	(including Dynamics of the business)	33 to 35 & 158
	Segmental analysis (Note 1)	104 to 107
	Products and market	32 & 33
	Aluminium businesses	161
	Products and their markets – stainless steel products	162
	Sales	158
	The international market environment
	EC regulatory regime	162 & 163
	Trade associations and other voluntary arrangements	163
	International trade restrictions	163
	Raw materials	21
	Patents, trademarks and licences (Technology)	42 to 44
	Organisational structure
	Group reporting structure	16
	The Executive committee	66
	Principal divisional activities	67
	Principal subsidiary undertakings (Note 41)	144 & 145
	Principal equity accounting investments (Note 41)	145
	Property, plant and equipment	38
	Material plans	38
	Environment and the community	40 & 41
	Insurance	45

4A	Unresolved staff comments	n/a

5	Operating and financial review and prospects
	Critical accounting policies	46 to 48
	Operating results
	Performance in the period	14 to 37
	Business risk management etc	44 to 48
	Financial review	49 to 53
	Borrowings (Note 20)	119 to 121
	Differences between IFRS and US GAAP	148 to 156
	Liquidity and capital resources
	Financial review	49 to 53
	Future capital expenditure (Note 31)	133
	General purpose of future capital expenditure
	The Corus Way and UK restructuring	10 to 13
	Capital expenditure	15 & 16
	Research and development, patents and licenses, etc Technology	42 to 44
	Trend information
	Review of the period	10 to 48
	Financial review	49 to 53
	Off balance sheet arrangements
	Contingencies (Note 33)	134
	Tabular disclosure of contractual obligations	51
	Safeharbour	9

6	Directors, senior management and employees
	Directors and senior management
	Directors’ report	54 to 63
	The Board	64 & 65
	The Executive committee	66
	Compensation
	Report on remuneration	68 to 79
	Bonus descriptive information	69 to 79

Item		Page

6	Directors, senior management and employees
	Board practices
	Directors’ report	54 to 63
	The Board	64 & 65
	Report on remuneration	68 & 69
	Board committees	57 & 58
	The organisation of the Group
	Day to day management	60
	Employees
	People	39 & 40
	Segmental analysis (Note 1) – average numbers	104 to 107
	Share ownership
	Report on remuneration	68 to 79
	Share capital (Note 28)	127 to 131

7	Major shareholders and related party transactions
	Major shareholders
	Directors’ report	54
	ADS information	171
	Related party transactions
	Joint ventures and associated undertakings (Note 39)	143
	Loans to directors	75
	Other transactions – Directors	59

8	Financial information
	Consolidated statements and other financial information
	Presentation of financial statements	92 to 159
	International Financial Reporting Standards	8
	Exports from UK and overseas sales	106, 107 & 158
	Legal proceedings	164
	Dividends	111 & 169
	Significant changes	165

9	The offer and listing	169

10	Additional information
	Memorandum and Articles of Association
	Directors’ report	60 to 62
	Material contracts	165
	Exchange controls	165
	Taxation of US Holders	165 to 168
	Documents on display	169

11	Quantative and qualitative disclosures about market risk
	Business risk management	44 & 45
	Directors’ report	54 to 63
	Financial review	49 to 53
	Borrowings etc (Notes 20, 21, 23 & 24)	119 to 124

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	None

14	Material modifications to the rights of security holders and use of proceeds	None

15	Controls and procedures
	Disclosure controls and procedures
	Directors’ report	60
	Internal control
	Directors’ report	59 & 60

16A	Audit committee financial expert
	Directors’ report	57

16B	Code of ethics
	Directors’ report	59

16C	Principal accountant fees and service (Note 2)
	Fees	109
	Audit committee pre-approval and procedures	109

16D	Exemptions from the Listings Standards for Audit Committees	n/a

16E	Purchase of equity securities by the issuer and affiliated purchasers
	Share capital (Note 28)	127

17	Financial statements	n/a

18	Financial statements
	Report of independent registered public accounting firm	91
	Consolidated income statement	92
	Consolidated balance sheet	93
	Consolidated statement of recognised income and expense	94
	Consolidated cash flow statement	95
	Presentation of accounts and accounting policies	96 to 103
	Notes to the consolidated accounts	104 to 147

19	Exhibits	n/a

Corus Report & Accounts and Form 20-F 2005  177

Statement of directors’ responsibilities in relation
to the parent company’s financial statements

The following statement, which should be read in conjunction with the statement of auditors’ responsibilities set out in the report of the auditors, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and auditors in relation to the financial statements.

The directors are:

•

responsible for ensuring the maintenance of proper accounting records, which disclose with reasonable accuracy the financial position of the Company at any time and from which financial statements can be prepared to comply with the Companies Act 1985;

•

required by law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company as at the end of the financial period and of the profit for that period; and

•	responsible for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

The directors consider that in preparing the financial statements, which comprise the parent company balance sheet, the Presentation of parent company accounts and accounting policies and the Notes to the parent company accounts, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed, and that their preparation on a going concern basis is appropriate.

A copy of the financial statements is placed on the website of Corus Group plc. The executive management are responsible for the maintenance and integrity of the Company’s website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board

Richard Shoylekov
Secretary
27 March 2006

178  Corus Report & Accounts and Form 20-F 2005

Independent auditor’s report
to the members of Corus Group plc

We have audited the parent company financial statements of Corus Group plc for the year ended 31 December 2005 which comprise the balance sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Report on remuneration that is described as having been audited.

We have reported separately on the group financial statements of Corus Group plc for the year ended 31 December 2005.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the annual report, the Report on Remuneration and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of directors’ responsibilities in relation to the financial statements.

Our responsibility is to audit the parent company financial statements and the part of the Report on remuneration to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Report on remuneration to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the parent company financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Chairman’s statement, the Operational and financial highlights, the Chief Executive’s statement, the Presentation of information, the Review of the period, the Financial review, the Director’s report, the Board, the Executive committee, the unaudited part of the Report on remuneration, the Supplementary information for North American investors, the Financial summary, Some important data in euros, the Ancillary information, the Information for shareholders and the Glossary. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Report on remuneration to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Report on remuneration to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Report on remuneration to be audited.

Corus Report & Accounts and Form 20-F 2005  179

Independent auditor’s report to the members of Corus Group plc

Opinion
In our opinion:

•

the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 December 2005; and

•	the parent company financial statements and the part of the Report on remuneration to be audited have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
27 March 2006

The opinion set out above is included for the purposes of the Corus Report
& Accounts only and does not form part of the Corus Form 20-F for 2005.

180  Corus Report & Accounts and Form 20-F 2005

Parent company balance sheet

			Restated
		2005	2004
At 31 December 2005	Note	£m	£m

Fixed assets
Investments in subsidiary and fellow group undertakings	2	4,440	4,099

		4,440	4,099

Current assets
Debtors: amounts falling due after more than one year	3	10	3
Debtors: amounts falling due within one year	4	7	—

		17	3
Creditors: amounts falling due within one year	5	(22)	(107)

Net current liabilities		(5)	(104)

Total assets less current liabilities		4,435	3,995

Convertible bonds		(203)	(216)
Other borrowings		(675)	(672)
Other financial liabilities		(8)	—
Creditors: amounts falling due after more than one year	6	(886)	(888)

		3,549	3,107

Capital and reserves
Called up share capital	7	1,697	1,696
Share premium account	7	173	168
Other reserves	7	796	796
Profit and loss account	7	883	447

		3,549	3,107

Approved by the Board and signed on its behalf by:

P Varin

D M Lloyd

27 March 2006

Corus Report & Accounts and Form 20-F 2005  181

Presentation of parent company accounts and
accounting policies

I Basis of preparation of parent company accounts
The separate accounts for the parent company, Corus Group plc, are presented on pages 181 to 186. They have been prepared under the historical cost convention, in accordance with the Companies Act 1985, the accounting policies set out below, and following applicable accounting standards in the UK. These pages only show the individual accounts of the Company itself. All accounting policies have been applied consistently except for the adoption of:

(i)	FRS 20 (IFRS 2) – ‘Share-based Payment’, as from 4 January 2004.
(ii)	FRS 21 (IAS 10) – ‘Events after the Balance Sheet Date’, as from 4 January 2004.
(iii)	FRS 22 (IAS 33) – ‘Earnings per share’, as from 4 January 2004.
(iv)	FRS 23 (IAS 21) – ‘The Effects of Changes in Foreign Exchange Rates’, as from 4 January 2004.
(v)	FRS 24 (IAS 29) – ‘Financial Reporting in Hyperinflationary Economies’, as from 4 January 2004.
(vi)	FRS 25 (IAS 32) – ‘Financial Instruments: Disclosure and Presentation’, as from 1 January 2005.
(vii)	FRS 26 (IAS 39) – ‘Financial Instruments: Measurement’, as from 1 January 2005.
(viii)	FRS 27 ‘Life Assurance’, as from 4 January 2004.
(ix)	FRS 28 ‘Corresponding Amounts’, as from 4 January 2004.

Where adoption is from 4 January 2004 the comparative period has been restated in these parent company accounts. The only effect of the restatement for 2004 was to credit £1m to the profit and loss account for the costs of share-based payments under FRS 20, but this had no effect on net assets. The charge relating to share based payments for 2005 was £12m.

The adoption of FRS 25 and FRS 26, as from 1 January 2005 resulted in increases of net assets of £11m and a reduction in net debt of £14m. In addition FRS 29 (IFRS 7) ‘Financial Instruments: Disclosures’ was issued during 2005 but has not yet been adopted by the Company since it is not mandatory until 1 January 2007.

II Use of estimates
The preparation of accounts in line with generally accepted accounting principles requires management to make estimates and assumptions that affect the:

(i)	reported amounts of assets and liabilities;
(ii)	disclosure of contingent assets and liabilities at the date of the accounts; and
(iii)	reported amounts of income and expenses during the reporting period.

Actual results could differ from those estimates. The most significant techniques for estimation are described in the accounting policies below.

III Share-based payments
In accordance with the transitional provisions, the Company has applied the requirements of FRS 20 (IFRS 2) ‘Share-based Payment’ to all grants of equity instruments after 7 November 2002 that were unvested at the date of transition to IFRS.

The Company issues equity settled share-based payments to certain employees of subsidiary companies. These are measured at fair value at the date of grant. This fair value is then expensed on a straight-line basis over the vesting period, based on the Company’s estimate of shares that will eventually vest. Fair value is measured by use of actuarial models such as Black Scholes or modified binomial approaches, dependent upon the nature of vesting conditions (in particular the Company’s Leveraged Equity Acquisition Plan awards are linked to Total Shareholder Return (TSR) performance which is a market condition). The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The charge is adjusted at each balance sheet date to reflect the actual number of forfeitures, cancellations and leavers during the period.

Where employees cease contributions into an existing sharesave scheme in order to take up an offer to participate in a new sharesave scheme, then modification accounting is applied. This means the charge for the old awards is continued to be spread over the old vesting period and any incremental charge arising from switching to the new award is spread over the new vesting period.

IV Deferred taxation
The Company makes full provision for deferred tax arising from timing differences between the recognition of gains and losses in the accounts and their recognition in tax computations. Deferred tax assets are only recognised to the extent that they are recoverable against future taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets and liabilities are discounted at a risk free rate.

V Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the quoted rates of exchange ruling at each balance sheet date when the covered rate is used. Profit and loss account items and cash flows in foreign currencies are translated into sterling at the average rates for the financial period.

VI Financial instruments
Up to 1 January 2005
The Company used forward foreign exchange contracts as part of an overall risk management strategy. These instruments were used as a means of hedging exposure to price and foreign currency risks connected to contracted interest payments. The Company did not

182  Corus Report & Accounts and Form 20-F 2005

Presentation of parent company accounts and accounting policies hold or issue derivative financial instruments for trading purposes. No account was taken of the potential but unrealised profits or losses on open forward contracts or options which were intended as a hedge against future contracted transactions; such profits and losses were accounted for so as to match the exchange or price differences arising on the underlying contracted transactions. If a derivative instrument ceased to meet the criteria for deferral or settlement accounting, any subsequent gains or losses were recognised at that time in the profit and loss. If a transaction did not occur, the hedge was terminated and any gains or losses were recognised in the profit and loss.

From 2 January 2005
Financial assets and financial liabilities are recognised on the Company’s balance sheet when the Company becomes a party to the contractual provisions of the instrument. The detailed accounting treatment for such items can differ, as described in the following sections:

(a) Investments
Investments are initially measured at fair value, which includes transaction expenses. In addition they are classified as either held for trading or available for sale, and are subsequently measured at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in profit and loss for the period. For available for sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in profit and loss for the period. This principal is applied to all investments except for the investment in Corus UK Limited which, as permitted by section 133 of the Companies Act 1985, is recorded as the aggregate of the nominal value of shares issued to acquire the investment and fair value of other consideration given.

(b) Financial liabilities and equity
Financial liabilities and equity instruments are classified according to the substance of the individual contractual arrangements.

(c) Bank borrowings
Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. These borrowings are subsequently stated at amortised cost.

(d) Convertible loan notes
Convertible loan notes are regarded as compound instruments, consisting of a liability component and an conversion option component. At the date of issue, the fair value of the liability component is estimated using, inter alia, the prevailing market interest rate for similar non-convertible debt. Where the convertible bonds are issued in a currency other than sterling, this instrument is recognised as a financial liability with an embedded option. The option is subsequently re-measured to its fair value at each period end, with any movements being recognised within financial charges in profit and loss. The interest expense on the liability component is calculated by applying the prevailing market interest rate at inception for similar nonconvertible debt to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible loan note. Issue costs are apportioned between the liability and equity components of the convertible loan notes based on their relative carrying amounts at the date of issue. The portion relating to the equity component is charged directly against equity.

(e) Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

(f) Derivative financial instruments and hedge accounting
In the ordinary course of business the Company uses certain derivative financial instruments to reduce business risks which arise from its exposure to foreign exchange, base metal prices and interest rate fluctuations. The instruments are confined principally to forward foreign exchange contracts, forward rate agreements, and options. The instruments are employed as hedges of transactions included in the accounts or forecast for firm contractual commitments. These contracts do not generally extend beyond 12 months. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the profit and loss. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of a non-financial asset or liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in profit and loss in the same period in which the hedged item affects profit or loss.

For an effective hedge of an exposure to changes in fair value, the hedged item is adjusted for changes attributable to the risk being hedged with the corresponding entry in profit and loss. Gains or losses from re-measuring the associated derivative are also recognised in profit and loss. Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the profit and loss as they arise. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit and loss. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with gains or losses reported in profit and loss.

VII Cash flow statement and related party transactions
The Company has taken advantage of the exemption available to it under FRS 1 ‘Cash Flow statements’ not to prepare a statement of cash flows. The exemptions afforded by FRS 8 ‘Related Party Disclosures’ paragraphs 3(a) and (c) have also been taken in disclosing related party transactions.

Corus Report & Accounts and Form 20-F 2005  183

Notes to the parent company accounts

1. Result of the Company

The Company recorded a profit of £434m (2004 (restated): £111m) and has taken advantage of the exemption under section 230 of the Companies Act 1985 allowing it not to present its own profit and loss account. This profit includes management recharges from subsidiary companies that reflect those costs borne directly by them on behalf of the ultimate parent company. These include employee and related costs. The Company profit reflects charges for the cost of employee share-based remuneration as described in Note 4 of the consolidated accounts on pages 110.

2. Fixed asset investments

	Shares in	Loans to
	subsidiary	subsidiary
	undertakings	undertakings	Total
	£m	£m	£m

Cost and net book value at beginning of period	3,667	432	4,099
Additions	—	453	453
Disposals	—	(110)	(110)
Exchange translation differences	—	(2)	(2)

Cost and net book value at end of period	3,667	773	4,440

(i) The Company’s main subsidiaries and investments are listed in Note 41 of the consolidated accounts, on pages 144 and 145.

3. Debtors: amounts falling due after more than one year

	2005	2004
	£m	£m

Deferred tax assets	10	3

	10	3

	2005	2004
	£m	£m

The movement on the deferred tax assets is as follows:
At beginning of period	3	3
Profit and loss account	5	—
Credit to equity	2	—

At end of period	10	3

	2005	2004
	£m	£m

The deferred tax assets arise as follows:
Tax losses	8	3
Other timing differences	2	—

	10	3

4. Debtors: amounts falling due within one year

	2005	2004
	£m	£m

Group relief receivable	6	—
Other debtors	1	—

	7	—

184  Corus Report & Accounts and Form 20-F 2005

Notes to the parent company accounts

5. Creditors: amounts falling due within one year

	2005	2004
	£m	£m

Other loans	3	3
Amounts owed to subsidiary undertakings	—	85
Other creditors	19	19

	22	107

Amounts owed to subsidiary undertakings represent short term loans.

6. Creditors: amounts falling due after more than one year

	2005	2004
	£m	£m

Borrowings:
3% Unsubordinated convertible bond 2007	203	216
7.5% Senior notes 2011	543	558

	746	774
Amounts owed to subsidiary undertakings	132	114

	878	888
Non-current financial liabilities	8	—

	886	888

Amounts owed to subsidiary undertakings represent loans with no fixed repayment date.

(i)	The maturity of borrowings is as follows:

	2005	2004
	£m	£m

In one year or less or on demand	3	88
Between one and two years	203	—
Between two and three years	—	216
Between three and four years	—	—
Between four and five years	—	—
More than five years	675	672

	881	976

Amounts falling due within one year	3	88
Amounts falling due after more than one year	878	888

Corus Report & Accounts and Form 20-F 2005  185

Notes to the parent company accounts

7. Reconciliation of movements in share capital and reserves

		Share		Profit
	Share	premium	Other	and loss
	capital	account	reserves	reserves	Total
	£m	£m	£m	£m	£m

2005
At beginning of period	1,696	168	796	447	3,107
Adoption of FRS 25 and FRS 26	—	—	—	11	11

At beginning of period – as restated	1,696	168	796	458	3,118
Profit retained	—	—	—	433	433
New shares issued	1	5	—	—	6
Issue of conditional share awards	—	—	—	12	12
Deferred tax on items taken directly to reserves	—	—	—	2	2
Dividends paid	—	—	—	(22)	(22)

At end of period	1,697	173	796	883	3,549

				Profit
		Share		and loss
	Share	premium	Other	reserves
	capital	account	reserves	Restated	Total
	£m	£m	£m	£m	£m

2004
At beginning of period	1,696	167	796	332	2,991
Profit retained	—	—	—	111	111
New shares issued	—	1	—	—	1
Issue of conditional share awards	—	—	—	4	4

At end of period	1,696	168	796	447	3,107

(i)

The balances shown above under other reserves include the effect of merger accounting for the creation of the Company. The difference between the fair value of shares issued for the acquisition of Corus Nederland BV and the nominal value of those shares was credited to other reserves, as section 131 of the Companies Act 1985 gives relief from this amount being recognised as share premium.

(ii)

All movements related to share capital and share premium, including details of share capital allotted and paid up and share-based remuneration are disclosed in Note 28 of the consolidated accounts on pages 127 to 131.

186  Corus Report & Accounts and Form 20-F 2005

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